

FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934


SEC MAIL
PROCESSING
JUL 03 2007
WASH. D.C.
209
SECTION

Annual Report 2006-2007

Commission File Number – 1-15182

DR. REDDY'S LABORATORIES LIMITED

(Name of Registrant)

7-1-27, Ameerpet
Hyderabad, Andhra Pradesh 500 016, India
+91-40-23731946

(Address of Principal Executive Offices)

Indicate by check mark whether registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☑ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☑

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's "home country"), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☑

If "Yes" is marked, indicate below the file number assigned to registrant in connection with Rule 12g3-2(b):

Not applicable.

Table of Contents

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

DR. REDDY'S LABORATORIES LIMITED
(Registrant)

Date: July 2, 2007

By: /s/ V. Viswanath
Name: V. Viswanath
Title: Company Secretary


RECD S.E.C.
JUL 0 3 2007
1086
DR.REDDY'S
BUILDING BLOCKS OF GROWTH
ANNUAL REPORT 2006–07 DR. REDDY'S LABORATORIES LIMITED



BUILDING BLOCKS OF GROWTH

We at Dr. Reddy's continually remember and reinforce the basics of executing effectively. As a fast growing, high quality and efficient manufacturer and marketer of global quality, accessible medicine, from actives to generics, we realize the importance of the correct building blocks, initiatives in quality, information handling, research and development.

The vibrant teamwork and ceaseless hard work needed to deliver these are best captured by a beehive, one of the most productive and effective social organizations in nature. This years graphic theme co-opts the honeycomb's hexagon, one of nature's most profound geometries, also shared by many organic chemicals, to illustrate a range of activities from chemistry, molecular development and the evolution of building blocks in third dimension.

This is a picture of an evolving, busy, company focused on excellence in execution, and the graphic play in the following pages brings out a rich tapestry of on-the-ground activities to that end. *Appreciate and enjoy.*



contents



This year has been a phenomenal year for your Company. Dr. Reddy's Laboratories succeeded in growing its consolidated US GAAP revenues more than two and a half times to Rs. 65,095 million and, in the process, crossed the historic U.S.$. 1.5 billion milestone.[1]

Dear Shareholders



Today, Dr. Reddy's has become the largest and most profitable pharmaceuticals company in India. It is among the top 15 generics players in the world. And is well placed to grow towards becoming one of the top 10 global generics companies in the future.

I am proud of what your Company has done over the year. Here are some financial facts based on unaudited consolidated US GAAP accounts for 2006–07.

- Your Company's consolidated revenues net of excise duties and sales returns grew by 168 per cent to Rs. 65,095 million, or U.S.$. 1.5 billion.
- Operating income increased almost eight-fold — from Rs. 1,442 million in 2005–06 to Rs. 11,224 million in 2006–07. This was despite charges that Dr. Reddy's took on account of amortization expenses of Rs. 1,571 million, and writing down of intangible assets to the tune of Rs. 1,770 million.

[1] At an exchange rate of Rs. 43.10 = U.S.$ 1

- Profit before tax and minority interests grew by more than 450 per cent to Rs. 10,500 million, or U.S.$. 243.6 million.
- Profit after tax (net of minority interests) increased almost five-fold to Rs. 9,327 million, or U.S.$. 216 million.
- Fully diluted earnings per share rose from Rs. 10.62 in 2005–06 to Rs. 58.56 in 2006–07.

These excellent financial results have been driven by three factors — one of which is quite apparent, while the other two have remained somewhat below the surface. Let me share these with you.

The first, and most widely reported, factor has been your Company's successful launches of Generic products in North America. In June 2006, Dr. Reddy's launched simvastatin and finasteride, the generic versions of Zocor® and Proscar® respectively, as authorized generic products of Merck. This authorized generic transaction was the first of its kind by an Indian company in the U.S.

Thereafter, in December 2006, your Company launched ondansetron in the U.S. — the generic version of Zofran® with 180-day exclusivity. By March 31, 2007, ondansetron alone generated Rs. 2,890 million in revenues; and our market share for this product was 62 per cent. In addition, we launched fexofenadine, the generic version of Allegra ®, at risk, for which our market share at the end of the year was 11 per cent.

Thanks to these launches, your Company's revenues from its North American Generics business alone in 2006–07 was Rs. 23,617 million, or U.S.$. 548 million.

Our successes in U.S. Generics during 2006–07 have been widely recognized by analysts and the financial press. What is perhaps less understood is the second factor: the impressive growth of your Company's basic businesses.

Take Active Pharmaceutical Ingredients (API) for instance. The API business grew by 44 per cent to Rs. 11,827 million, or U.S.$. 274 million. Each of six API products sold over Rs. 500 million in the year; three over Rs. 750 million; and one, sertraline, fetched revenue worth Rs. 2,461 million.

> The first, and most widely reported, factor has been your Company's successful launches of generic products in North America. In June 2006, Dr. Reddy's launched simvastatin and finasteride, the generic versions of Zocor® and Proscar® respectively, as authorized generic products of Merck.

The Formulations business, another one of your Company's 'staples', grew by 24 per cent to Rs. 12,319 million, or U.S.$. 286 million. Revenues in India increased by 16 per cent; and international sales grew by 34 per cent.

In addition, Custom Pharmaceuticals Services (CPS) earned revenues of Rs. 6,600 million, or a bit over U.S.$. 153 million in 2006–07. To be sure, this has much to do with Dr. Reddy's Mexican acquisition of the previous year — whose revenues have grown by an impressive 67 per cent on an annualized basis. However, even if one were to exclude revenues from Mexico, sales from CPS grew by 134 per cent to Rs. 1,203 million.

The point I wish to make is that your Company's core business engines are firing on all cylinders. Even without its two international acquisitions, betapharm in Germany and Falcon in Mexico, its basic businesses have achieved excellent growth rates.

That is why I am particularly confident of your Company's future. I believe that API, Formulations and CPS will grow impressively in the years to come and thus achieve solid baseline results, over and above which will come the upside gains from new generics launches, specialty pharmaceuticals, biologics and drug discovery.

To put it simply, your Company's growing baseline revenues and profits will ensure a healthy increase in earnings per share and shareholder value. And by leveraging its strong generics, specialty, biologics and R&D pipeline, it will earn impressive upsides, whenever these products are launched.

It is every entrepreneur's dream to protect the baseline and reap the upsides. Your Company should do one better: grow the baseline and win the upsides.

The third factor in your Company's success is perhaps least understood by lay investors. It has

Profit before tax and minority interests grew by more than 450 per cent.

Fully diluted earnings per share rose from Rs. 10.62 in 2005–06 to Rs. 58.56 in 2006–07.

Our successes in U.S. generics have been widely recognized by analysts and the financial press.

to do with the efforts that the management has been quietly making over the last few years to put in place the various building blocks for sustainable growth.

There are several such building blocks. We have taken a leaf from engineering and automobile industries to create a lean manufacturing organization across all our businesses. We are continuously strengthening our position in existing markets while developing several new geographies. We are building world class, globally compliant manufacturing capacities to achieve significantly greater production. We have created a faster, more focused and considerably more efficient product development process — which has dramatically increased our product filings, and reduced the time taken between concept and delivery. We are building wider technical capabilities and systematically leveraging our new acquisitions. And all of these initiatives are being optimized across the entire Company through a project called myDREEM — which uses a proactive and seamless information technology network to achieve execution excellence in everything that we do.

I am proud of your Company's record in filings. In 2006–07, Dr. Reddy's filed 33 Abbreviated New Drug Applications (ANDAs) in the U.S., including 7 Para IV filings. With these, your Company has joined the elite club of 100+ ANDA filers. No less significantly, the year also saw the highest number of approvals for our ANDA filings: 14 final approvals and 5 tentative approvals. This indicates that we not only file a great deal, but also do so in a smart way.

As far as APIs go, your Company filed 56 Drug Master Files (DMFs) globally in 2006–07. With these, we have cumulative filings of 227 DMFs, of which 104 are in the U.S. In Formulations, 479 dossiers have been filed for product registrations in various countries.

Regarding my favorite subject, Discovery Research, your Company had seven molecules or New Chemical Entities (NCEs) as on March 31, 2007, of which five are in clinical development and two at pre-clinical stages. We are continuing to advance these NCEs through a combination of in-house development, partnerships and co-development initiatives. You will recall that three key collaborative deals were finalized for discovery R&D in 2005–06 — with Perlecan, Rheoscience and Argenta. This year, one more such deal was finalized: your Company entering into an agreement with ClinTec International for the joint development of Dr. Reddy's anti-cancer compound, DRF 1042.

Last year I wrote about the many challenges of growth. Let me recapitulate them.

I wrote of the challenge of successful integration of our two international acquisitions. This has been done. Mexico is already showing excellent results; and the real upside of betapharm will flow in as the products start being supplied from India — which will begin in 2007–08.

I wrote of the challenges of being a global company with over 2,000 international employees, and of creating global managerial talent pools. Your Company's significant human resource initiatives throughout the year has helped address these challenges. I am proud to inform you that Dr. Reddy's has won five major HR accolades in 2006–07; it has made a net addition of 1,500 employees — taking the strength to over 9,000 people representing more than 45 nationalities; and it has made several key overseas hires.

I wrote about the need to deal with increasing competitive pressures in the Generics and API businesses. Your Company's various efficiency initiatives that I touched upon earlier are now methodically dealing with these challenges.

I also wrote of the need to systematically make successful launches across the entire produce space, as well as to further develop the Company's NCE pipeline. We are increasingly doing so in Generics, API, Formulations, CPS and biologics;

What is perhaps less understood is the second factor: the impressive growth of your Company's basic businesses — take Active Pharmaceutical Ingredients (API) for instance. The API business grew by 44 per cent to Rs.11,827 million, or U.S.$. 274 million. Each of six API products sold over Rs. 500 million in the year; three over Rs. 750 million; and one, sertraline, fetched revenue worth Rs. 2,461 million.





The third factor in your Company's success is perhaps least understood by lay investors. It has to do with the efforts that the management has been quietly making over the last few years to put in place the various building blocks for sustainable growth.

and are pursuing collaborative strategies to accelerate the development of our discovery molecules.

2006–07, therefore, has demonstrated your Company's ability to create and sustain the momentum of rapid transformation to become a globally respected international pharmaceutical player. With an ADR issue of Rs. 10,013 million in 2006–07, and a comfortable debt-equity ratio of 0.59 on March 31, 2007, Dr. Reddy's is also financially well positioned to pursue attractive opportunities of even more profitable growth.

None of this would have occurred without the dedication and effort of your Company's employees. They have performed magnificently on all fronts, and deserve all the thanks. As do you, for the faith that you have reposed in this forever young, forever seeking, forever learning therapeutic solutions venture called Dr. Reddy's Laboratories.

Thank you
Yours sincerely

K anji reddy

DR. K. ANJI REDDY
Chairman





/ key highlights

BASED ON UNAUDITED U.S. GAAP FINANCIALS

FINANCIAL HIGHLIGHTS

CONSOLIDATED REVENUES
Consolidated revenues grew by 168 per cent, from Rs. 24,267 million in 2005–06 to Rs. 65,095 million, or U.S.$. 1.51 billion.

OPERATING INCOME
Increased almost eight-fold from Rs. 1,442 million in 2005–06 to Rs. 11,224 million in 2006–07.

PROFIT BEFORE TAX AND MINORITY INTERESTS
Grew by more than 450 per cent from Rs. 1,888 million in 2005–06 to Rs. 10,500 million, or U.S.$. 243.6 million.

PROFIT AFTER TAX
Profit after tax increased almost five-fold from Rs. 1,629 million in 2005–06 to Rs. 9,327 million, or U.S.$. 216 million.

FULLY DILUTED EARNINGS PER SHARE
Rose from Rs. 10.62 in 2005–06 to Rs. 58.56 in 2006–07.

REVENUES FROM DIFFERENT BUSINESSES

REVENUE FROM API
Increased by 44 per cent from Rs. 8,238 million in 2005–06 to Rs. 11,827 million in 2006–07. International revenues accounted for 82 per cent of API revenues.

FORMULATIONS REVENUES
Increased by 24 per cent from Rs. 9,926 million in 2005–06 to Rs. 12,319 million in 2006–07.

- Revenues in India grew by 16 per cent to Rs. 6,415 million in 2006–07.
- Revenue from international markets increased by 34 per cent from Rs. 4,400 million in 2005–06 to Rs. 5,904 million in 2006–07.

REVENUES FROM GENERICS
Increased from Rs. 4,056 million in 2005–06 to Rs. 33,224 million in 2006–07.

- North American Generics revenue increased from Rs. 1,631 million in 2005–06 to Rs. 23,617 million in 2006–07, due to authorized generics and new product launches.
- Simvastatin and finasteride, launched as authorized generic versions of Zocor® and Proscar® respectively (under agreement with Merck), contributed Rs. 15,813 million.
- New products, other than authorized generics, launched during the year contributed Rs. 5,657 million to revenue. The most prominent launches were ondansetron and fexofenadine. Ondansetron, the generic version of Zofran®, was launched in the last week of December 2006 with 180-day marketing exclusivity, and contributed Rs. 2,890 million. Dr. Reddy's has already acquired 62 per cent market share. Fexofenadine, the generic version of Allegra®, contributed Rs. 2,429 million.

CPS REVENUE
Increased from Rs. 1,327 million in 2005–06 to Rs. 6,600 million in 2006–07.


CONSOLIDATED REVENUES
GEOGRAPHIC MIX OF APIS
OF FORMULATIONS
IN RS MILLION
24,267
65,095
05–06
06–07
8,238
11,827
35%
47.6%
28%
17.5%
20%
17.2%
05–06
06–07
North America
Europe
India
Others
9,926
12,319
7%
3%
8%
8%
3%
9%
56%
52%
05–06
06–07
India
Europe
Russia
(Central & Eastern)
CIS
Others

ANDAs, DMFs, PRODUCT REGISTRATION AND NCEs

ANDAs IN U.S.

In 2006–07, the Company filed 33 ANDAs in the U.S., including 7 Para IV filings. With the current year filings, Dr. Reddy's has joined the elite club of 100+ ANDA filers.

HIGHEST NUMBER OF APPROVALS FOR ANDA FILINGS

2006–07 also saw the highest number of approvals for the Company's ANDA filings: 14 final approvals and 5 tentative approvals. As of March 31, 2007, the Company's U.S. Generic pipeline comprises 69 ANDAs pending with the U.S. FDA, including 12 tentative approvals and 29 Para IVs.

DMFs

Regarding APIs, the Company filed 56 DMFs globally in 2006–07. Of these, 23 were filed in U.S., 11 in Canada, 9 in Europe and 13 in other countries. With these filings, Dr. Reddy's has a total 104 U.S. DMFs up to date. As on March 31, 2007, the Company has made cumulative filings of 227 DMFs.

FORMULATIONS

In Formulations, a total of 479 dossiers have been filed for product registrations in various countries.

NEW CHEMICAL ENTITIES (NCEs)

As on March 31, 2007, Dr. Reddy's had seven molecules or New Chemical Entities (NCEs), of which five are in clinical development and two are in the pre-clinical stages.

DEVELOPMENT OF ANTI-CANCER COMPOUND

In 2006–07, Dr. Reddy entered into an agreement with ClinTec International for the joint development of its anti-cancer compound, DRF 1042.

HR AWARDS


Best
Employers

MORE AWARDS AND ACCOLADES FOR ITS HR INITIATIVES

- Ranked 4th in 'The Best Companies to Work for in India' survey conducted by Business Today, Mercer Human Resource Consulting and TNS India.
- Featured among the Best Employers in India 2007 — a study done by Hewitt Associates, in association with The Economic Times.
- Received awards in three categories — Innovation in Recruitment, Talent Management and Innovation in Career Development — in the first ever 'Employer Branding Awards' given in India by the U.S.–based Star of the Industry Awards Foundation.
- Received the Recruitment and Staffing Best in Class (RASBIC) award for the second time in a row in the Asia-Pacific HRM Congress.
- Received the Global HR Excellence Award for Innovative HR Practices in the Manufacturing Sector.

OF GENERICS


33,224
29%
71%
4,056
60%
40%
05-06
06-07
North America
Others

ANDAs IN U.S.

DMFs


33
12
05-06
06-07
Para IV
Non para IV
56
30
5
11
23
05-06
06-07
United States Of America
Europe
Others
Canada



/ building blocks of growth



INTEGRATED PRODUCT DEVELOPMENT ORGANIZATION



World Patent Law
and Practice
Patent
Law

significant reduction in the time taken between concept and delivery

The Integrated Product Development Organization (IPDO) of Dr. Reddy's is all about: better identifying new products, and significantly reducing the time taken between concept and delivery of the product in the market place.

At the beginning of 2006-07, the IPDO was restructured in terms of three overlapping sets of team: Product Delivery Teams (PDTs), Centers of Excellence (COEs) and Common Resources (CRs).

PDTs are designed to take end-to-end ownership of new product development. COEs are designed to build technical capabilities in the organization by taking up projects of high complexities. CRs are the functions to support PDTs and COEs.

In a year, the IPDO has already helped create value creation through IP and proactive patenting; by early development work on certain promising molecules; breakthrough product delivery; by delivering cost leadership in API.

The number of products under development within the IPDO has significantly increased. In Generics, there are currently 120 projects, including 37 new ones; in API, there are 40 projects, of which 25 are new; in Formulations, there are 48 projects; and in CPS, 7 projects.

LEAN MANUFACTURING

improvement in overall

Over the last few years, the Company has been engaged in several initiatives to improve the overall manufacturing efficiencies — including reduction in wastage and operational cost. All these have now been put under one banner, whose core objective is to 'Simplify'.

The Company started with a pilot project with the help of a Japanese consultant to: **(i) reduce change-over time, and (ii) improve productivity in selected areas.** The pilot was implemented by a single team, and achieved impressive results. The success has led to the Company spread the processes and learning across all Formulation plants, with 20





manufacturing efficiencies

myDREEM EFFORTS

improvement in operational efficiencies across the organisation

implementation teams. The main areas of focus are reducing change-over times, implementing layouts that facilitate easy manufacturing, low-cost process control automation, increasing productivity and managing inventories and cash cycles. Similar initiatives have been initiated in the API plants as well.

During the current year, structured administration of Lean and Six sigma through Value stream mapping to identify potential areas of improvement, line balancing, ergonomics studies, TPM and Visual management concepts would be undertaken in the shop floors.

DREEM stands for Dr. Reddy's Execution Excellence Model, and myDREEM is a Company-wide initiative with the objectives of:

- Increasing profitability by focusing on right priorities and improving operational efficiencies across the organization.
- Improving speed of response and quality of products and services to external and internal customers, as well as business partners.
- Ensuring information integrity, security and online availability of business analytics, and early tracking of key performance indicators and business opportunities by using mySAP as the single ERP across the organization.
- Enhancing people performance by cascading the balanced scorecard methodology across the Company.
- Deploying project management techniques to strengthen collaborative working with end-to-end process visibility, seamless integration of businesses, geographies, people, processes and information.
- Institutionalizing centralized document management systems for all records.
- Providing single window portals for all business applications.
- Strengthening corporate governance through increased automated internal controls and compliance.

/ building blocks of growth



INFRASTRUCTURE BUILDING

The Company has committed significant investments in the infrastructure and facilities for almost all its businesses to support potential revenue scale-up in the near future.

An expansion project in our Generics plant at Bachupally, Hyderabad, has been taken up to increase the production capacity to manage high demand periods. The Company is also in the process of setting up an Integrated Product Development (IPD) facility and a Global Distribution Centre (GDC) at Bachupally, Hyderabad, which shall be put to use in the financial year 2007-08. The Company has completed construction of a facility at APIIC Special Economic Zone (SEZ) at Visakhapatnam, Andhra Pradesh for manufacture of oral and injectible cytotoxic finished dosages. Exhibit batches are being produced at this facility and it is expected that commercial production in the facility would commence in financial year 2007–08.

The Company is also in the process of setting up facilities under Special Economic Zone at Andhra Pradesh.

PHARMACOVIGILANCE

Now a well recognized clinical, scientific and a regulatory discipline, pharmacovigilance relates to the detection, assessment, understanding and prevention of adverse effects of drugs.

It is the sheet anchor of drug safety monitoring by pharmaceutical companies and is a regulatory requirement the world over. Essentially, it encompasses compiling of all adverse event data on marketed products and those under clinical development — and sharing this information worldwide.

Dr. Reddy's was quick to take up pharmacovigilance. Under the umbrella





e-CTD

of Corporate Medical Services, a Global Pharmacovigilance Centre (GPVC) has been set up in Hyderabad, to coordinate safety surveillance activities all over the world. The GPVC will receive, compile and integrate adverse event data on products marketed worldwide. It will also manage a centralized database to disseminate collated information to all units of Dr. Reddy's so as to comply with global regulatory requirements. With the installation of a state-of-the-art pharmacovigilance database designed by ARIS Global, the GPVC will strengthen the entire spectrum of activities pertaining to drug safety.

The US FDA, Europe's EMEA and Japan's MHLW and the pharmaceutical industry have come together in a body called International Conference for Harmonisation (ICH). Amongst its other purposes, the ICH agreed to simplify the ways of working, increase the efficiency of review mechanism and to facilitate an interface between the authorities and the industry.

This resulted in the evolution of a common format for regulatory submissions into the participant nations called the Common Technical Document (CTD), which was paper based. Taking these forward, electronic submissions in the CTD format were encouraged to be taken up by the industry and a common specification called the e-CTD specification was proposed. This paved the way for the industry to start regulatory submissions in the e-CTD.

The e-CTD solution implemented by Dr. Reddy's offers the Company a multitude of advantages – faster review cycles at the authorities, easier review, shortening approval times, easier document manageability and submission simplification, accurate tracking a submission throughout its lifecycle, interchangeability of submissions across regions, faster turnaround times in dossier delivery, easy integration of drug substance master files with the product dossiers.



Our people truly stand apart. It is this talent mix that has helped us become what we are today. This year was indeed a momentous one in our journey. It saw us setting new records, crafting innovative breakthroughs and displaying — once again — our immense focus on creating tangible, lasting value in everything that we do.

DIVERSE PEOPLE SINGLE VISION

Our propensity to create benchmarks would not have been possible without the diverse and versatile talents of our people, their capabilities and skill sets that we have built over the years.

Today, we have a global workforce of over **9000 associates** across 40 geographies, embracing as many nationalities. Our efforts at **scouting talent and building the talent pipeline** were at an all time high this financial year, which probably saw the highest ever talent ramp up across the organization. Indian operations accounted for the maximum hiring activity. Expansion of existing capabilities and addition of Greenfield projects have contributed to the huge ramp up across businesses. The field force ramp up was also meant to increase our presence in different markets and segments across the globe.

The addition of **key talent and niche skills** to our different businesses has helped strengthen our competitive edge this last year. While we have continued to attract people in different leadership positions, we have also injected talent in specialized areas. Infusion of **cross border** talent gave us a major fillip, and we have increased our participation in **career fairs** which are held overseas. This has not only expanded our target area for recruitment, but has also helped us in strengthening and popularizing our employer brand, besides maximizing our penchant for diversity.

While we continue to recruit for our immediate requirement, we are also conscious of increasing our bench strength by creating a superior talent pipeline that can take on the mantle of leadership in the future. To fulfill this objective, a major emphasis was made on **campus recruitment,** which was aggressively taken up, and resulted in the recruitment of about 250 trainees from best-in-class institutions.


human resources



In order to offer a fair employment opportunity we have reached out to people in different areas by means of advertisement and by using employment exchanges, and have also recruited talent who are differently- abled.

We have also worked on building a more inclusive workforce this year. Sensitivity to **gender diversity** has been a key focus. About 35% of our new campus hires are women employees. During the year, we made a conscious effort to create a platform for the career development of **women employees** at Dr Reddy's. We also conducted a global survey amongst the women employees to focus on their key issues. Follow up action has produced very encouraging interventions.

Eminent women personalities in public life were invited to address the women employees in an interactive session, which helped in gaining a new perspective on work-life balance, besides exploring opportunities for career growth in the complex competitiveness of modern organizations.

As we continue to scale up our activities, we have placed unequivocal emphasis on our **learning and development initiatives** through **Ankur,** our virtual corporate university. During the year, close to 25,000 training man-days were devoted to meet the training needs of various businesses.

As we grow and deliver in a matrixed world, we have acknowledged the need to improve teamwork and leadership. The agenda has received intense attention and an innovative program christened **OPT – Orientation Program for Team Manager,** was designed to address the leadership needs of newly appointed and freshly promoted managers to ensure their alignment with organizational priorities. We have also started work on building a world class **Leadership Academy,** an institution that will focus on nurturing global leaders for the organization.

Cutting-edge programs on business unit Leadership and Team Development were conducted that included out-bound training. Customized programs that aimed at enhancing business performance were successfully designed and delivered.


We ranked 4th in "The Best Companies to Work for in India" in a survey conducted recently.
We have started work on building a world class leadership academy with focus on nurturing global leaders for the organisation.
Ankur has created a phenomenal impact by delivering close to 25,000 mandays of training.



We have nurtured a culture of continuous feedback to enhance effectiveness. This year we enhanced our **360 Degree Leadership Feedback** process. Almost 300 Senior Managers went through the feedback process, which helps each Manager understand where he/she stands against the **Dr. Reddy's Leadership Model.** Apart from being a strong developmental input in our leadership development process, this represents our commitment to build excellence, sustain organizational values and acknowledge the voice of our people.

We have continued with our agenda of building cutting edge capability in our people. Clinical Research, Statistical Appreciation, Analytical Chemistry, IPM and Project Management were key functional focus areas. We held two very successful **Technical Conclaves** this year. Globally acknowledged domain leaders shared their insights with our associates in the areas of Formulations and Quality.

Our **long-term education** programme continues to get stronger. We had 65 employees successfully complete their M.Sc. (Pharmaceutical Chemistry) course with BITS Pilani this year. We remain committed to encouraging a culture of continuous learning.

To enable the organization to be ready to work in the mySAP Business Suite environment in the new financial year, training in portal navigation and other specific domains was a big transformational effort. We are well prepared to usher in a new work environment.

Our ambition to become a nimble organization saw us bringing in immense focus on **simplification.** As part of the myDREEM initiative, all people processes were decomposed, and appropriate simplification was introduced. Redundant policies have been shelved, and necessary policies have been simplified by cutting down on non-value adding clauses. The rolling six quarter plan has been adopted in the human resource budgeting exercise to facilitate better preparedness, and to ensure that our response

Today, we have a global workforce of over 9000 associates across 40 geographies, embracing as many nationalities. Our efforts at scouting talent and building the talent pipeline were at an all time high this financial year, which probably saw the highest ever talent ramp up across the organization.

to the changing dynamics of the market is more effective.

As we grow in size and spread, **communication** will be the biggest integrator. Communicating quickly and accurately down to the last person across time zones, geographies, businesses and cultures has always been a challenge. We have addressed this by ramping up our communication & dialogue sessions, including Quarterly debriefs from the top management every quarter. We have extensively used the electronic and audio-visual medium, multiple language translations to ensure everyone in the organization gets quick and consistent messages. Even the annual **Celebrations** at Hyderabad was webcast across geographies, ensuring we are diverse nationalities but knit together by a common vision.

At the end of the year, the world recognized us for our people practices. We were ranked 4th in **"The Best Companies to Work for in India"** survey conducted jointly by Business Today, India's leading business magazine, Mercer Human Resource Consulting, a leading global HR consulting firm and TNS India, an international Market Research organization. We also were recognized amongst the **"Best Employers in India 2007"** in the study done by the global HR consulting giant Hewitt Associates, in association with India's largest business daily, The Economic Times. We also bagged three category awards in the first ever **"Employer Branding Awards-2007"** given in India. In the Asia Pacific HRM Congress held in India, we received the **"Recruitment and Staffing Best in Class (RASBIC) Award"** for the second time in a row, and the **"Global HR Excellence Award"** for Innovative HR Practices in the Manufacturing Sector.

As one year ended and another begins, our journey continues. We will continue to inspire bigger dreams and deliver bigger results. For we have the people that the world calls Dr. Reddy's.







As a part of our commitment towards the principles of sustainable development, the areas of safety, health and environment continue to be accorded as corporate priorities. This focus helps us manage risks, set annual goals, facilitate reporting and feedback, train our staff, and judge compliance with requirements.

We have communicated our intent through our Sustainability Report that is being published for the last three years. The report gives full account of our activities in the area of safety, health and environment, which go much beyond the statutory requirements. The sustainability report is prepared as per the internationally accepted guidelines issued by Global Reporting Initiatives (GRI) guidelines. GRI is an official collaborating center of United Nations Environment Program (UNEP) and works in cooperation with UN Secretary - General Kofi Annan's Global compact. Our commitment to this initiative of publishing the sustainability report in future is well found.

Stated below are major highlights seen in the area of safety, health and environment at Dr. Reddy's:

- Wastewater recycling plants using membrane technology, multiple effects evaporators and spry dryer are in operation at three API Units. The effluent from all API units except Unit 4 is now treated and recycled back into the plant. API Unit 4 continues to discharge the effluent after proper treatment to common effluent treatment facility as required under the consent conditions.
- For API Unit 5, public hearing was successfully conducted in September 06 for the expansion project. Subsequently, the project was discussed with Ministry of Environment, New Delhi. The environmental clearance is awaited.
- Expansion projects report for API Unit 6 and proposed Unit 7 at Vishakapatnam are prepared and submitted to Ministry of Environment, New Delhi to obtain environmental clearance.
- At FTO 3, well-designed new effluent treatment plant was commissioned. The plant design is based on technology known as Chemo Autotropic Activated Carbon Oxidation (CACCO Technology), developed by Central Leather Research Institute, Chennai. A Plant based on similar technology is already in operation at Discovery Research.





- While we take utmost precautions, to provide safe work place, we also prepare ourselves to handle the emergency situation. A special project was undertaken to review and strengthen the emergency management system at all units of API. As a part of this project, the entire infrastructure for emergency management was reviewed and necessary measures have been incorporated to strengthen the system further. Extensive training of the staff to handle emergencies was carried out during the year through mock drills. A special booklet on Emergency Management for API units was published and distributed to all employees.
- With the view to communicate and share our concern on Safety Health & Environment with our business associates, a special meet of all vendors was organized wherein we shared our values and expectations in the area of SH&E.
- Continuous training of staff at all levels in different areas of SH&E is given high priority. We have intensified our training programs and eminent experts were invited from companies like Chilworth Safety & Risk Management (P) Limited (wholly owned subsidiary of Chilworth Holdings U.K.) to speak to the senior management team.
- To foster the SH&E culture across the organization and keeping in tradition with previous years, the National Safety Day & The World Environment Day were celebrated on March 4 and June 5 respectively. On the occasion of the National Safety Day, Gold Star Helmets were awarded to six safety champions in API units, who contributed significantly in the area of SH&E during the year.
- FTO 2 and 3 as well as the Biologics Unit have valid ISO 14001 certification. FTO 3 also has a valid OHSAS 18001 certification.

Wastewater recycling plants using membrane technology, multiple effects evaporators and spry dryers are in operation at three API Units.

A project was undertaken to review and strengthen the emergency management system at all API units.

A special meet of all vendors was organized wherein we shared our values in the area of SH&E.



Our citizenship interest is shaped by Dr. Reddy's Foundation (DRF) – a non-profit organization of Dr. Reddy's established in 1996. While celebrating the decade of development, DRF has made significant progress in its social development endeavor in Financial Year 2006-07 through several initiatives in the areas of education and livelihood creation.

CONTINUING TO REACH OUT!

At Dr. Reddy's we believe that for any development to be sustainable, people need to be empowered to support themselves. The Company also believes that in every human being and organization there is a latent need to 'give back to society'. It is with this perspective that we focus on Sustainable livelihoods & Quality education.

SUSTAINABLE LIVELIHOODS

Working with particular emphasis on disadvantaged people at the bottom of the economic pyramid, DRF has successfully created nearly 100,000 livelihoods worldwide through its flagship program, the Livelihood Advancement Business School (LABS), which imparts market demand-driven short-term vocational training courses in various industrial / service sectors.

The geographic scope of this one-of-its-kind business school currently extends to 11 states in India. LABS has also undertaken livelihood programs in Indonesia, Vietnam and Sri Lanka, in association with Plan International. Working with various like-minded partners in the government/ private / NGO sectors, LABS continuously seeks new avenues of reaching out to the economically marginalized sections of the society.

In Financial Year 2006-07, DRF has forged new alliances with the following partners:

- **Kotak Education Foundation** Created a 'Growth-Oriented Livelihood Generation Model' in Mumbai, based on the 'Build, Operate and Transfer' (BOT) model. After operating a few training courses, the LABS methodology will be transferred to the Kotak Education Foundation for further scale-up.
- **The Sehgal Foundation** Provides vocational and employability training to 'Below the Poverty Line' (BPL) youth in Mewat, Haryana.
- **Tata Council for Community Initiative** Set up a foundation titled 'Network, Educate,


Dr. Reddy's Laboratories Ltd \ corporate social responsibility

Empower, Value' (NEEV), with the objective of enhancing the employability skills of poor youth by leveraging the industry expertise of various Tata companies. The activities include employee volunteering, networking and providing information on new avenues.

- **Videsh Sanchar Nigam Limited** Set up a Telecom Training Academy for economically disadvantaged youth who have no access to information, knowledge and opportunity. The Academy trains fresh diploma holders from Class C / D towns in acquiring advanced technical skills in the telecom sector.
- **Young Indian (CII)** Providing car-driving skills to poor women, to enable them to become professional cab drivers.
- **National Bank for Agriculture and Rural Development** Launched a livelihood-based development project in Sultanpur District of Uttar Pradesh.
- **Government of Madhya Pradesh** Enhancing the livelihood options of the poor in the tribal belts of four districts in the State.
- **Government of Bihar** Implementing LABS training centres in various rural areas in the State under a World Bank-aided independent society.

Exploring new Sectors and Developing Micro-Entrepreneurs

In response to the dynamic environment DRF added several more market-driven LABS courses to its portfolio such as: construction, cab driver, multi-skill technician, computer networking, hospitality (production) and retail sales management. DRF has also been developing the latent entrepreneurial skills and aspirations of poor youth. The Micro-Entrepreneurship Development Cell has successfully launched two interesting projects — *Aarogya & Cornbytes.*



LABS HAS CREATED OVER 45,000 LIVELIHOODS IN FY 2006-07,
IN ASSOCIATION WITH VARIOUS PARTNERS IN INDIA
JAMMU & KASHMIR 3,825
UTTAR PRADESH 2,985
of Rural Development and NABARD
RAJASTHAN 1,423
BIHAR 3,398
GUJARAT 2,405
MAHARASHTRA 300
with the Pune Chapter of
ANDHRA PRADESH 27,636
with AP Urban Services for the Poor, Society for Elimination for Elimination of Rural Poverty, MCH and Department of Youth
GOA 176
with Mineral Foundation of Goa
KARNATAKA 451
TAMIL NADU 2,424
with Aide et Action, Ministry of Rural Development, ICICI First Source and Tamil Nadu Foundation

Livelihood Hub

A 'Livelihood Hub' has been established by DRF to link underprivileged youth with the world of opportunity outside, by continuously scanning the environment and presenting all available avenues such as government schemes, private sector employment, advanced skills development, entrepreneurship development support, migration support and bank linkages.

A pilot model – grounded in Serilingampally Municipality (Hyderabad) in association with the Andhra Pradesh Urban Society for the Poor (APUSP) – has so far successfully counseled nearly 200 youth from 'Below the Poverty Line'.

Grameen Labs

Nationalization of the Grameen LABS project, partnering with the Union Ministry of Rural

DRF has created nearly 100,000 livelihoods worldwide through its flagship program: LABS.

DRF helps marginalised communities that lack even the most basic amenities and have little or no access to education.

DRF lays itself open to an unbiased social accounting and audit exercise by an external social audit agency.



Development under the Swarna Jayanti Swarozgar Yojana (SGSY) have helped DRF provide livelihoods to poor rural youth across the country, by equipping them with requisite job-oriented skills. A beginning was made in Financial Year 2005–06 in seven states – Gujarat, Rajasthan, Tamil Nadu, Uttar Pradesh, Bihar, Jharkhand and Jammu & Kashmir – with a target of providing 35,000 livelihoods. The project has now been scaled up to cover 24 states in the country, with the aim of creating 125,000 livelihoods.

QUALITY EDUCATION

DRF extends a helping hand to marginalized communities that lack even the most basic amenities, and have little or no access to education. Utilizing schools as community learning resource centres, DRF addresses the problem of high school drop-out rates in these communities by identifying their needs, developing local knowledge, skills and leadership, encouraging self-sufficiency through training, and by providing direct services where required. It strives to improve the quality of school-level education by working with the mainstream education system and implementing innovative schooling strategies for attracting children of all school-going age groups.

In Financial Year 2006–07, DRF sustained its intervention in two major educational programs:

- **School Community Partnership in Education (SCOPE)** Funded by Aga Khan Foundation under the 'Program for Enrichment of School Level Education' (PESLE) project, SCOPE seeks to create access to quality education to all children, irrespective of their age or status. Employing the 'school-community partnership' model, it improves the teaching-learning process by building stakeholders' capacities and creating necessary resources.
- **Quality Education for Skilled Training (QUEST)** Under this public-private partnership model – which also includes NGOs – DRF creates, tests and institutionalizes technological tools to improve the quality of education and impart workforce development training for disadvantaged youth.

OTHER INITIATIVES

- **Learning Guarantee Program** Under this program taken up in Balanagar Mandal (Ranga Reddy district in Andhra Pradesh), children (mostly those in Classes 3 / 4 / 5, as well as over-aged children in Classes 1 / 2) are categorized into Groups A, B or C depending on their literacy levels in Maths and Telugu, and administered special learning modules.
- **Integrated Learning Program (ILP)** Specially designed for girls working in petty unskilled jobs, this program prepares them for continuing their education, and also equips them with the skills necessary to get better jobs.
- **Children's Reading Clubs** Set up in 2006 in Balanagar Mandal (Ranga Reddy district in Andhra Pradesh) in association with QUEST, these clubs have already recorded a membership of over 6000 in a span of just 10 months.

AAROGYA Training mobile food vendors in following hygienic food practices while preparing and serving food to their customers. By providing bank linkages, DRF has helped the vendors to attractively spruce up their eateries, and has also been ensuring supply of clean drinking water to them, in association with the local administration. This has not only improved public hygiene in these mobile eateries, but also greatly boosted the vendors' sales. Seventy-five vendors were trained in the last year.





- **Adolescent Bridge Course (ABC) Centres** Operating at seven places, these centres have enabled nearly 500 students to take the X Class Board Examination of Andhra Pradesh in March 2007.
- **Short-term Vocational Courses** Over 350 students were given three-month vocational courses at three centres in Hyderabad.
- **Tribal Program** Begun in 2005, this program currently encompasses 33 schools in VR Puram Mandal (Khammam District, Andhra Pradesh). Addressing the educational needs of tribal youth in the Mandal, DRF has developed primers and other learning material in their local dialects, using the Telugu script. A documentary film on the educational initiative is also in process.

The KARV Campus

The 5.5-acre Kallam Anji Reddy Vidyalaya (KARV) campus at Chandanagar (Hyderabad) is an integrated model that caters to the educational needs of underprivileged youth in the 3-25 years' age group. During the year under review, DRF's educational interventions have helped over 34,000 children: The campus houses a **Pre-School** to cater to children in the 3-6 years' age group. A **Bridge School** for school dropouts and working children in the 6-13 years' age group. While the **KARV School** caters to regular school-going children in the 6-17 years' age group, **KARV Vocational Junior College** offers certified 2-year vocational training courses to adolescents in the 15-21 years' age group. The **Livelihood Advancement Business School (LABS)** offers short-term job-oriented training courses for youth in the 18-35 years' age group.

Evaluating Social Impact

DRF lays itself open to an unbiased social accounting and audit exercise by an external social audit agency. The exercise reveals the essence of the organization – what it does, why and how it does it, and who it works with. The exercise also enables DRF to account fully for its social and economic impacts, report on its performance and draw up an action plan to improve on it. Key stakeholders are also engaged in the exercise, with a view to ensuring utmost transparency in its operations. At the same time, it also provides DRF an opportunity to measure how well its achieving the overall objectives and living up to its values.



CORNBYTES DRF has launched this micro-entrepreneurship development project exclusively for partially handicapped youth. As the entrepreneurs have restricted physical mobility, DRF has taken the responsibility of handholding them for one business cycle, including facilitation of both backward and forward linkages.



While the previous financial year (2005–06) was characterized by a rebound in profitability and innovative value creating partnerships and acquisitions, the year under review, 2006–07, saw Dr. Reddy's Laboratories ('Dr. Reddy's' or 'the Company') acquiring a new growth trajectory and momentum across all its businesses and markets.

2006–07 has been a memorable year for Dr. Reddy's. The predominant story has been its excellent financial performance. It grew the top-line more than two and a half times to achieve a consolidated revenue of Rs. 65,095 million — thus crossing the historic U.S.$. 1.5 billion milestone[1]. Profit after tax (or net income in US GAAP parlance) increased more than four times to Rs. 9,327 million (U.S.$. 216 million) in 2006–07. This performance has made Dr. Reddy's the largest and most profitable pharmaceutical company of India for 2006–07. The Company is now well entrenched to secure a permanent place as one of the top 10 generic players of the world.

This performance has been due to the interplay of several factors — all of which have been due to the Company's successes in leveraging the different building blocks of growth.

There are many such building blocks: creating a lean manufacturing organization across all its businesses; strengthening Dr. Reddy's position in existing markets, in developing new geographies; building infrastructure to drive greater production; creating a significantly faster and more focused product development process; creating wider technical capabilities; leveraging the new acquisitions; and optimizing efforts across the entire Company through proactive and seamless information technology networks.

While Dr. Reddy's core businesses recorded consistent year-on-year growth — and the German and Mexican acquisitions widened the Company's market presence and customer portfolio — the key highlight of 2006–07 has been the success of new launches in U.S. Generics market. Displaying innovative deal making capabilities, the Company's business development team ensured that North American Generics contributed to approximately a third of Dr. Reddy's consolidated revenues. This was significantly driven by new launches in the U.S. Here are the details:


Dr. Reddy's Laboratories Ltd \ management discussion and analysis

1 At an exchange rate of Rs. 43.10 = U.S.$ 1. This exchange rate is used throughout the Management Discussion and Analysis and for all other financials.
2 Unless otherwise stated, financial data given in this Management Discussion and Analysis is based on unaudited consolidated US GAAP financials.
3 Market shares and market growth figures have been sourced from market research reports in respective countries such as IMS health in [illegible], Pharma Expert in Russia and ORG IMS India etc.

- In June 2006, the Company launched simvastatin and finasteride, the generic versions of Zocor® and Proscar® respectively, as authorized generic products of Merck. This authorized generic transaction was the first of its kind — not only by an Indian company in the U.S. market, but also for a large U.S.$. 4 billion innovator drug (Zocor®). Though Dr. Reddy's did not have the 180-day exclusivity for these products, it was able to secure a mutually rewarding partnership with Merck to sell the generic versions during the exclusivity period. These products alone contributed to Rs. 15,813 million, or 24 per cent of the Company's total revenues. Even after the end of 180-day period in December 2006 and the subsequent entry of multiple players, Dr. Reddy's maintained a market share of 24 per cent for simvastatin, and 18 per cent for finasteride.
- In December 2006, Dr. Reddy's launched in the U.S., the generic version of Zofran®, under the 180-day exclusivity provisions of the Hatch Waxman Act. Earlier in the year, the Company had signed a settlement for Para-IV litigation for this product with its innovator, GSK, which had increased the certainty of a very rewarding 180-day opportunity for this product. By the end of the financial year, ondansetron contributed Rs. 2,890 million in revenues. The timely launch of this product despite extremely stretched deadlines demonstrates how well several teams within Dr. Reddy's coordinated between different locations and functions and interfaced with the regulators to deliver an extraordinary breakthrough opportunity. As on March 31, 2007, the Company's market share for this product was 62 per cent. In fact, after the ondansetron in current year and fluoxetine in 2001, Dr. Reddy's along with Ranbaxy are the only Indian companies to get two 180-day exclusivities in the U.S. Generics market.
- Among other launches, the key one was fexofenadine, the generic version of Allegra ®, which was a 'launch at risk'. The Company's market share at the end of the year was 11 per cent, and the product contributed significantly to the revenues and profitability. Dr. Reddy's has good reasons to believe that the U.S. Courts will ultimately decide in favor of the generic companies that have launched 'at risk'.

While the financial results speak for themselves, the Company's underlying business drivers have also been strengthened. Here are some facts:

- Dr. Reddy's cumulative Drug Master File (DMF) and Abbreviated New Drug Application (ANDA) filings in the U.S. crossed 100 during this year. As on March 31, 2007, there are 69 ANDAs pending for approval at the U.S. Food and Drug Authority (FDA), addressing an innovator sales of U.S.$. 57 billion (IMS Dec. 06).
- The Formulations business continues to achieve high double-digit growth across all key geographies. Within India, AC Nelsen in its recent survey has rated Dr. Reddy's as the fourth best in terms of image and perception across all specialties. In fact, at 16 per cent, Dr. Reddy's is the second fastest growing company among the Top-10 players in India. International markets of Formulations showed even faster revenue growth of 34 per cent — driven primarily by growth in Russia, CIS countries, Romania and Venezuela.
- In the Active Pharmaceutical Ingredients (API or 'Bulk Drugs') business, customer relationships were deepened and the product mix for the year was targeted in favor of high margin regulated markets. This helped to offset the pricing volatility in the less regulated markets. This helped revenues from API to grow by 44 per cent in 2006–07.
- The acquisitions in Germany and Mexico, which were made in the latter part of 2005–06, have been integrated into Dr. Reddy's fold, and are operating as full-fledged group companies. These two acquisitions contributed revenues of Rs. 13,401 million, or 21 per cent of overall revenues.
- During the year, the Company invested Rs. 4,477 million on manufacturing, R&D facilities and other capital expenditure — the highest level of investment in a single financial year up to date These investments will create the capacity to support Dr. Reddy's strategic growth agenda. The formulations manufacturing facility at Baddi (Himachal Pradesh) is now fully operational, and is expected to generate significant tax savings for the future.
- To support high growth and fund new organic and inorganic initiatives, the Company issued additional American Depositary Shares (ADSs) under the accelerated filing procedure mandated by the U.S. Securities Exchange Commission (SEC), which generated net funds of Rs. 10,030 million. The liquidity position is healthy, as most of the higher cost, shorter term debt has been retired out of the operational cash surplus generated during the year.

Detailed discussion of business-wise performance occur in later sections.

TRENDS IN GLOBAL MARKETS

Note: Global market share numbers referred to in this and subsequent sections are based on latest available reports from market research agencies such as IMS Health Inc.

In calendar year 2006, the global pharmaceutical market grew 7 per cent, at constant exchange rates, to U.S.$. 643 billion. There was a rebound in growth to 8.3 per cent in the U.S., mainly on account of an increase in prescribing volume due to Medicare Part D and new drugs in oncology.

Pharmaceutical growth continued to be driven by increased longevity, strong economic performances throughout OECD countries and emerging markets,

Revenue increased by 168 per cent to Rs. 65,095 million, or U.S.$. 1.51 billion.

Profit after tax grew more than four times to Rs. 9,327 million, or U.S.$. 216 million.

Earnings per share on a fully diluted basis rose from Rs. 10.62 in 2005–06 to Rs. 58.56 in 2006-07, or U.S.$. 1.36.

and innovative new products. During 2006, 31 new molecular entities were launched in key markets. Overall, products launched between 2001 and 2005 contributed revenue of U.S.$. 13.5 billion in 2006.

There has been a visible shift in growth from mature to emerging markets, and from primary care classes to biotech and specialist-driven therapies. As an example, in 2006, specialist-driven products contributed 62 per cent of the world market's growth, compared to 35 per cent in 2000. Generics represented more than half of the volume of pharmaceutical products sold in seven key world markets — the U.S., Canada, France, Germany, Italy, Spain, and the UK. This trend reflects the changing balance between new and old products, and the growing 'genericization' of many primary care categories.

GLOBAL REGIONAL PERFORMANCE

- In 2006, North America, which accounts for 45 per cent of global pharmaceutical sales, grew by 8.3 per cent to U.S.$. 290 billion. This strong growth — up from 5.4 per cent in the previous year — was due to Medicare Part D benefit and resulting increase in prescribing volume, as well as solid 7.6 per cent growth in Canada.
- The five major European markets (France, Germany, Italy, Spain and the UK) experienced 4.4 per cent growth to U.S.$. 123 billion.
- Sales in Latin America grew 12.7 per cent to U.S.$. 33.6 billion, while Asia Pacific (other than Japan) and Africa grew at 10.5 per cent to U.S.$. 66 billion.
- Japan experienced a 0.4 per cent decline from a year earlier, to U.S.$. 64 billion — the result of the government's biennial price cuts.
- Pharmaceutical sales in China grew 12.3 per cent to U.S.$. 13.4 billion in 2006, compared with 20.5 per cent growth in the previous year. This slowdown was due to the government's introduction of a campaign to limit physician promotion of pharmaceuticals.
- India was one of the fastest growing markets in 2006, with pharmaceutical sales increasing 17.5 per cent to over U.S.$. 7 billion, which transformed it from a 'developing' market to an emerging one. Several factors, including the acceptance of intellectual property rights, a robust economy and the country's burgeoning healthcare needs have contributed to accelerated growth in India.

Overall, 27 per cent of total market growth is now coming from countries which have per capita Gross National Income of less than U.S.$. 20,000. In 2001, these lower-income countries contributed to just 13 per cent of growth.

Despite continued expansion of global pharmaceutical markets, underlying dynamics continue to alter the landscape. In 2006, products with sales in excess of U.S.$. 18 billion lost their patent protection in seven key markets — including the U.S., which accounted for over U.S.$. 14 billion of such sales. With lower-cost therapies replacing branded products in classes such as lipid regulators, antidepressants, platelet aggregation inhibitors, anti-emetics and respiratory agents, generics will assume a more central role, as payers seek to restrict the growth of healthcare expenditures. Another factor influencing the market is the increasingly active role of patients and insurance funds, as they take charge of their health and demand greater access to therapies that will improve or prolong their lives.

TRENDS IN INDIA

Note: Information in this section is based on the Indian Pharmaceutical Overview Report, published by ORG IMS Research Private Ltd. for the year ended December 2006.

Compared to single-digit growth in the global market, India showed an outstanding growth of

KEY BUSINESS HIGHLIGHTS, 2006–07

- The North American Generics business earned revenues of Rs. 23,617 million, and thus exceeded the U.S.$. 500 million mark. This was largely on account of new launches of authorized generic products, as well as ondansetron and fexofenadine.
- The API business grew by 44 per cent to Rs. 11,827 million. Key customer relationships in U.S. were leveraged well for products such as sertraline and rabeprazole. Revenues in Europe also grew by 47 per cent, on the back of a number of key products.
- The Formulations business grew by 24 per cent to Rs. 12,319 million. Revenue growth was consistent across all major markets — with the major share being contributed by India and Russia.
- European Generics business was at Rs. 9,603 million. The year 2006–07 captured the effect of full annual consolidation of betapharm, the Company's acquisition in Germany. In addition, Dr. Reddy's initiated operations in Spain and Italy.
- The Custom Pharmaceutical business recorded revenues of Rs. 6,600 million. Revenues in 2006–07 represent the full year consolidation of revenues from Mexican acquisition, versus that of one quarter in 2005–06. Even without this acquisition, revenues grew by 130 per cent, indicating strong underlying business fundamentals.

In calendar year 2006, the global pharmaceutical market grew 7 per cent, at constant exchange rates, to U.S.$. 643 billion.



TABLE 1 Consolidated business-wise performance under US GAAP							IN RS MILLION
		2006–07			2005–06		
	REVENUE	GROSS PROFITS[1]	% TO REVENUE	REVENUE	GROSS PROFITS[1]	% TO REVENUE
Formulations	12,319	8,667	70	9,926	6,842	69
API	11,827	4,585	39	8,238	2,321	28
Generics	33,224	15,126	46	4,056	1,887	47
Biotechnology & Critical Care	824	552	67	691	455	66
CPS	6,600	1,937	29	1,327	327	25
Others	302	9	3	29	17	55
TOTAL	**65,095**	**30,876**	**47**	**24,267**	**11,850**	**49**

Note: [1] does not include selling, research and development costs, and exchange gains and losses

17.5 per cent for the year ended December 2006. All the growth influencers — new introductions and price/volume growth of the older products — showed positive trends.

At the level of corporations, there were some changes in the ranking of companies in the Indian market. Ranbaxy (ranked number 3 in 2005) displaced Cipla for the number 2 slot. Dr. Reddy's once again entered the Top-10.

Despite its high base, acute segment bounced back with high growth rates, while the chronic segment continued with its double-digit growth thanks to new introductions, price increase and greater volumes of existing products. The acute segment grew by 18 per cent during 2006, versus 6 per cent and 8 per cent in 2004 and 2005, respectively; the chronic segment grew by 17 per cent, compared to 11 per cent growth for the previous two years.

During 2006, rural markets increased their share in total Indian sales to 21 per cent — up from 16 per cent in 2004, and 18 per cent in 2005. As rural incomes continue to increase, especially in the north, west and south of India, this segment is expected to grow over time.

DR. REDDY'S MARKET PERFORMANCE

REVENUES

The Company's consolidated revenues grew by 168 per cent to Rs. 65,095 million in 2006–07, or U.S.$. 1.5 billion. Revenue growth was driven by authorized generic products, contribution from the acquisitions in Germany and Mexico, as well as growth across all businesses and geographies, including API, Formulations and Custom Pharmaceuticals Services.

Excluding authorized generics and acquisitions, revenues grew by 58 per cent, from Rs. 22,757 million in 2005–06 to Rs. 35,881 million in 2006–07.

The Company witnessed major shifts in its revenue composition. International operations accounted for 86 per cent of total revenues in 2006–07, compared to 66 per cent a year earlier. North America (U.S. and Canada) contributed to 44 per cent of total revenues in 2006–07, versus 16 per cent in 2005–06. Europe (excluding Russia and the Commonwealth of Independent States (CIS) accounted for 23 per cent of total revenue in 2006–07, as against 18 per cent in 2005–06. Despite high growth, Russia and other countries in the CIS contributed to 8 per cent of the total in 2006–07, compared to 15 per cent in 2005–06. India contributed to 14 per cent of total revenues in 2006–07, versus 34 in 2005–06. **Chart A** shows the differences in revenue composition over the two years.

Table 1 gives Dr. Reddy's consolidated financial performance by businesses under US GAAP.

ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES (API)

Revenues from API increased by 44 per cent — from Rs. 8,238 million in 2005–06 to Rs. 11,827 million in 2006–07. International sales accounted for 82 per cent of this segment's revenue.

The international business of API has done very well across all key markets during the year, with revenue growing by 64 per cent, from Rs. 5,942 million in 2005–06 to Rs. 9,752 million in 2006–07. Revenues from Europe increased by 47 per cent to Rs. 2,089 million in 2006–07, primarily on account of increased sale of key products such as sertraline, finasteride, ramipiril and losartan. Revenues from the emerging markets nearly doubled from Rs. 2,866 million in 2005–06 to Rs. 5,633 million in 2006–07, driven by growth in Israel, South Korea and Brazil. Revenues from North America grew by 23 per cent, from Rs,1,655 million to Rs. 2,030 million in 2006–07 — due to


CHART A Consolidated Revenue
Share of Markets
IN RS. MILLION
↑168%
24,267
65,095
05–06
06–07
IN RS. MILLION I 00%
Others 17%
India 34%
Russia & CIS 15%
Europe 18%
North America 16%
05–06
Others 11%
India 14%
Russia & CIS 8%
Europe 23%
North America 44%
06–07

TABLE 2 Revenues from the top 10 brands in India			IN RS MILLION
PRODUCT	2006–07	2005–06	% GROWTH
Nise	873	736	19%
Omez	830	691	20%
Stamlo	370	340	9%
Stamlo Beta	268	263	2%
Razo	211	127	66%
Atocor	189	167	13%
Enam	174	173	1%
Reclimet	138	124	12%
Clamp	135	118	14%
Mintop	119	109	9%
TOTAL	**3,306**	**2,848**	**16%**

significant increase in the sale of new products as well of the existing portfolio.

In contrast, revenues from India decreased by 10 per cent to Rs. 2,075 million in 2006–07. This market has become highly commoditized, which has contributed to severe fall in prices. The revenue decline was primarily due to the decrease in sales of key products such as quinolones (antibiotics), and sharply falling prices of ibuprofen and atorvastatin.

Chart B gives the geographical distribution of API revenues during 2006–07.

FORMULATIONS

Formulations revenues increased by 24 per cent over the year — from Rs. 9,926 million in 2005–06 to Rs. 12,319 million in 2006–07. This was driven by 16 per cent growth in revenues from India, and 34 per cent growth in revenues from international markets.

India

Revenues from India grew by 16 per cent to Rs. 6,415 million in 2006–07, thanks to the performance of the top-10 brands, especially Nise, Omez and Razo.

- Nise, the Company's brand of nimesulide grew by 19 per cent, compared to an overall market growth of 16 per cent (retail market, as per ORG IMS, Jan-Dec 06). Dr. Reddy's higher growth was primarily due to its innovative marketing initiatives. Nise is the leading brand of nimesulide in India, with a market share of around 49 per cent.
- Omez, the Company's brand of omeprazole, grew by 20 per cent versus a market growth of 6 per cent. This was driven by the launch of a line extension, Omez D. Dr. Reddy's Omez accounts for some 51 per cent of the market.
- Razo, Dr. Reddy's brand of rabeprazole, grew by 66 per cent, versus a market growth of 19 per cent. Razo became number one in the market in 2006 with a share of 12 per cent.
- The Company increased market shares in the major therapy areas. Three of the Company's new product launches featured among the top new introductions in the industry.

The Company's top-10 brands together grew by 16 per cent, and contributed to revenue worth Rs. 3,306 million. **Table 2** gives the data for the top-10 formulations brands in India in 2006–07 and the previous year.

International

Revenues from international markets increased by 34 per cent — from Rs. 4,400 million in 2005–06 to Rs. 5,904 million in 2006–07. This growth was primarily driven by Russia, CIS countries, Romania and Venezuela.

The Russian pharmaceutical market witnessed a growth of 25 per cent for calendar year 2006. In this high growth market, Dr. Reddy's improved its rank to become the 15th largest company in the Russia, with a share of 5.4 per cent of the retail market. Its revenues in Russia grew by 35 per cent —driven by strong contributions of the hospital and OTC segments, as well as by prescription sales. The key brands, Omez, Nize and Cetrine beat market growth. **Table 3** gives revenue of top 5 formulation brands of Russia.

Revenue from CIS countries increased by 35 per cent, largely contributed by Ukraine and Uzbekistan. Revenues from Romania grew by 76 per cent; and revenues from Venezuela by 175 per cent. **Chart C** gives the geographical distribution of the Formulations business.

GENERICS

Generics revenues increased from Rs. 4,056 million in 2005–06 to Rs. 33,224 million in 2006–07. This was primarily due to contribution from authorized generic products, revenues from new product launches in North America, and full year consolidation of revenues from the betapharm acquisition in Germany.

North American revenue increased from Rs. 1,631 million in 2005–06 to Rs. 23,617 million in 2006–07, thanks to authorized generics and new product launches. Simvastatin and finastride, launched as authorized generic versions of Zocor® and Proscar® respectively (under the agreement with Merck), contributed Rs. 15,813 million. After the end of 180-day exclusivity period, the Company launched its own generic version of simvastatin. In 2006–07, company acquired an average share of 24 per cent of the simvastatin market.

New products, other than authorized generics, launched during the year contributed Rs. 5,657



North American revenue increased from Rs. 1,631 million in 2005–06 to Rs. 23,617 million in 2006–07, thanks to authorized generics and new product launches.

TABLE 3 Revenues from the top 5 formulation brands in Russia — IN RS MILLION

PRODUCT	2006–07	2005–06	% GROWTH
Nise	689	379	82%
Omez	850	603	41%
Ketorol	656	511	28%
Cetrine	172	89	93%
Ciprolet	564	486	16%

million to revenue. The most prominent launches were ondansetron and fexofenadine. Ondansetron, the generic version of Zofran®, was launched in the last week of December 2006 with 180-day marketing exclusivity, and contributed Rs. 2,890 million. Dr. Reddy's has already acquired 62 per cent market share, despite the presence of an authorised generics version launched by Sandoz. Fexofenadine, the generic version of Allegra®, contributed Rs. 2,429 million. The rest of the Company's North American generics portfolio witnessed significant volume growth which more than offset pricing pressure.

Revenues from Europe grew from Rs. 2,422 million in 2005–06 to Rs. 9,603 million in 2006–07 — largely on account of the full year's revenue from betapharm in Germany, compared to 28 days during 2005–06. Excluding betapharm and new operations in Spain, European revenues decreased by 7 per cent to Rs. 1,599 million in 2006–07, on account of severe pricing pressure. Over the last several months, the German Government has been driving significant reforms to reduce the healthcare costs. In early 2006, the Economic Optimization of Pharmaceutical Care Act (AVWG) was introduced which reduced reference prices, banned free goods and introduced the concept of co-payment waiver. The industry reacted by reducing prices in excess of those mandated by the new reference prices and the insurance funds tested the concept of co-payment waiver for 79 substances. Subsequently in October 2006, the insurance funds further leveraged the power of co-payment waiver to include additional substances and the industry followed with a reduction in prices.

As of April 1, 2007, an additional law to regulate the German health care system took effect. This law due to its comprehensive regulations is likely to lead to significant structural changes of the German health care system and the market structures which depend on it. The new law empowers insurance companies to enter into contracts with suppliers of generics. It also requires the doctors to prescribe and pharmacists to dispense drugs covered by contracts with insurance companies.

Chart D gives geographical distribution of Generics revenues during 2006–07.

CUSTOM PHARMACEUTICAL SERVICES (CPS)

Revenue in this segment increased from Rs. 1,327 million in 2005–06 to Rs. 6,600 million in 2006–07. Current year sales include the full year's revenues of the Mexican acquisition amounting to Rs. 5,397 million — versus one quarter's revenue of Rs. 805 million last year. On an annualized basis, growth of revenues in Mexico works out to 67 per cent. The Mexican acquisition has proved to be extremely value creating for the Company, and has helped achieve the CPS business a critical mass in terms of product portfolio. Excluding the revenues from acquisition in Mexico, revenues increased by 134 per cent to Rs. 1,203 million.

CRITICAL CARE AND BIOTECHNOLOGY

Albeit a small base, revenue in this segment increased by 19 per cent to Rs. 824 million in 2006–07.

REGULATORY ACTIVITY

A strong product pipeline strengthens the foundations of a pharmaceutical company and assures a promising future. And Dr. Reddy's has continued its commitment to build a robust generics and API pipeline.

In 2006–07, the Company filed 33 ANDAs (including partner products) in the U.S., including 7 Para IV filings. These ANDAs address innovator revenues of about U.S.$. 16 billion [according to IMS MAT, December 2006]. With the current year filings, Dr. Reddy's has joined the elite club of 100+ ANDA filers.

2006–07 also saw the highest number of approvals for the Company's ANDA filings: 14 final approvals and 5 tentative approvals. As of March 31, 2007, the Company's U.S. Generic pipeline comprises 69 ANDAs pending with the U.S. FDA, including 11 tentative approvals and 33 Para IVs.

Regarding APIs, the Company filed 56 DMFs in 2006–07. Of these, 23 were filed in the U.S., 11 in Canada, 9 in Europe and 13 in other countries. With these filings, Dr. Reddy's has a total 104 U.S. DMFs up to date. As on March 31, 2007, the Company has made cumulative filings of 227 DMFs.

In Formulations, a total of 479 dossiers have been filed for product registrations in various countries.

The Company's investments in bio-generics have also started maturing. As at the end of 2006–07, Dr. Reddy's was close to launching its second bio-generic product — Reditux™, Dr. Reddy's brand of rituximab, a monoclonal


CHART B, C, D Geographical Distribution of API Revenue, Formulations Revenue, Generics Revenue respectively


IN RS. MILLION I 00%
2,030 North America
17%
Others 5,633
48%
2,089 Europe
17%
2,075 India
18%
06–07
1,292 Others
10%
1,118 CIS
9%
6,415 India
53%
3,494 Russia
28%
06–07
Europe 9,603
29%
23,617 North America
71%
06–07

TABLE 4 Development Pipeline in Discovery Research				
COMPOUND	THERAPEUTIC AREA	STATUS	DEVELOPMENT PARTNER	REMARKS
DRF 2593	Metabolic Disorders	Phase II	Rheoscience	Scheduled to enter Phase III for Type 2 Diabetes
DRF 10945	Metabolic Disorders	Phase II	Assigned to Perlecan	Completed proof of concept study for Type IV/V Dyslipidemia
RUS 3108	Cardiovascular Disorders	Phase I	Assigned to Perlecan	Scheduled to enter Phase II
DRL 16536	Metabolic Disorders	Phase I	Assigned to Perlecan	Scheduled to enter Phase I Multiple Ascending Dose Study
DRF 1042	Oncology	Phase I	ClinTec International	Scheduled to enter Phase II for Solid Tumors
DRL 12424	Cardiovascular Disorders	Pre-clinical Development	None	Targeted for Mixed Dyslipidemia
DRL 16048	Bacterial Infections	Pre-clinical Development	None	Targeted for Gm+ve resistant infections

antibody (MAb) used in the treatment of Non-Hodgkin's Lymphoma.

DISCOVERY RESEARCH

As on March 31, 2007, Dr. Reddy's had 7 molecules or New Chemical Entities (NCEs), of which 5 are in clinical development and 2 are in the pre-clinical stages. The details are given in **Table 4.**

The Company continues to advance these NCEs through a combination of in-house development, partnerships and co-development initiatives. It actively pursued collaborative mechanisms for the discovery R&D in 2005–06, with three key deals being finalized, namely with Perlecan, Rheoscience and Argenta. It continues to devote resources to actively search for partners for R&D collaboration.

In 2006–07, one more such deal was announced where Dr. Reddy entered into an agreement with ClinTec International for the joint development of its anti-cancer compound, DRF 1042. Under the terms of the agreement, the Company and ClinTec International will co-develop DRF 1042, and undertake Phase II and Phase III clinical trials, with the aim of securing USFDA and EMEA approvals. Dr. Reddy's retains the commercialization rights for the U.S. and rest of the world markets (excluding ClinTec International's territories). ClinTec will be granted the commercialization rights for most of the Europe, including the major markets.

INTERNAL INITIATIVES

As a part of the Company's drive to continuously construct and leverage the different building blocks of sustainable growth, Dr. Reddy's has been engaged in several internal initiatives — some of which are briefly described below.

myDREEM

DREEM stands for Dr. Reddy's Execution Excellence Model, and myDREEM is a company-wide initiative with the objectives of:

- Increasing profitability by focusing on right priorities and improving operational efficiencies across the organization.
- Improving speed of response and quality of products and services to external and internal customers, as well as business partners.
- Ensuring information integrity, security and online availability of business analytics, and early tracking of key performance indicators and business opportunities by using mySAP as the single ERP across the organization.
- Enhancing people performance by cascading the balanced scorecard methodology across the Company.
- Deploying project management techniques to strengthen collaborative working with end-to-end process visibility, seamless integration of businesses, geographies, people, processes and information.
- Institutionalizing centralized document management systems for all records.
- Providing single window portals for all business applications.
- Strengthening corporate governance through increased automated internal controls and compliance.

In order to implement myDREEM, the Company has been redefining all business processes across the enterprise; restructuring and simplifying the delegation of authority framework to empower more people at operational levels; and re-wiring entire processes with the help of state-of-the-art technology solutions.

As of date, several initiatives have borne fruit. For instance, the core SAP R/3 system went live for India, U.S., U.K. and Russia. New applications like dashboards, balanced scorecards and integrated planning process will go-live in the first half of 2007-08. SAP systems will be integrated for the Company's subsidiaries in Germany and Mexico. And it is being further optimized for improved business transactions quality and management information.

MANUFACTURING EXCELLENCE

The Indian engineering and the automobile industries have successfully demonstrated how to achieve benchmarks of global competitiveness by pursuing operational efficiencies across their manufacturing systems. Having observed the benefits in the auto and engineering industry,



As on March 31, 2007, Dr. Reddy's had 7 NCEs of which 5 are in the clinical development and 2 are in the pre-clinical development.

Dr. Reddy's decided to implement some best manufacturing and shop floor practices within its plants.

Over the last few years, the Company has been engaged in several initiatives to improve the overall manufacturing efficiencies — including reduction in wastage and operational cost. All these have now been put under one banner, whose core objective is to 'Simplify'.

The Company started with a pilot project with the help of a Japanese consultant to: (i) reduce change-over time, and (ii) improve productivity in selected areas. The pilot was implemented by a single team, and achieved impressive results. The success has led to the Company spread the processes and learning across all Formulation plants, with 20 implementation teams. The main areas of focus are reducing change-over times, implementing layouts that facilitate easy manufacturing, low-cost process control automation, increasing productivity and managing inventories and cash cycles. Similar initiatives have been initiated in the API plants as well.

INTEGRATED PRODUCT DEVELOPMENT ORGANIZATION (IPDO)

The Integrated Product Development Organization (IPDO) with Dr. Reddy's is all about better identifying new products, and significantly reducing the time taken between concept and delivery of the product in the market place. At the beginning of 2006–07, the IPDO was restructured in terms of three overlapping sets of team: Product Delivery Teams (PDTs), Centers of Excellence (COEs) and Common Resources (CRs).

PDTs are designed to take end-to-end ownership of new product development. Each team is provided with all the necessary functional skills, and the team size varies from 18 to 22 people. COEs are designed to build technical capabilities in the organization by taking up projects of high complexities. There are seven COEs in Dr. Reddy's. Common Resources are the functions to support PDTs and COEs — such as advanced instrumentation, bio-analytical facilities, pilot plants, intellectual property management, HR and finance.

In the year, the IPDO has already helped create value creation through IP and proactive patenting; by early development work on certain promising molecules; breakthrough product delivery; by delivering cost leadership in API; and several other areas. The cross-functional PDTs have improved project planning and created better ownership of timelines and deliveries and, in the process, increased productivity.

Thanks to visible successes in 2006–07, the number of products under development within the IPDO has significantly increased. In generics, there are currently 120 projects, including 37 new ones; in API, there are 40 projects, of which 25 are new; in Formulations, there are 48 projects.

Going forward, the Company expects the newly structured, empowered and re-invigorated IPDO to become the big value driver for Dr. Reddy's.

PHARMACOVIGILANCE

Now a well recognized clinical, scientific and a regulatory discipline, pharmacovigilance relates to the detection, assessment, understanding and prevention of adverse effects of drugs. It is the sheet anchor of drug safety monitoring by pharmaceutical companies and is a regulatory requirement the world over. Essentially, it encompasses compiling of all adverse event data on marketed products and those under clinical development — and sharing this information worldwide.

Dr.Reddy's was quick to take up pharmaco-vigilance. Under the umbrella of Corporate Medical Services, a Global Pharmacovigilance Centre (GPVC) has been set up in Hyderabad, to coordinate safety surveillance activities all over the world. The GPVC will receive, compile and integrate adverse event data on products marketed worldwide. It will also manage a centralized database to disseminate collated information to all units of Dr Reddy's so as to comply with global regulatory requirements. With the installation of a state-of-the-art pharmaco-vigilance database designed by ARIS Global, the GPVC will strengthen the entire spectrum of activities pertaining to drug safety.

HUMAN RESOURCES

Every company's strength lies in its employees. It is all the more so for a global, knowledge based organization like Dr. Reddy's.

In 2006–07, the Company's global employee strength crossed 9,000, out of which more than 2,000 were in international locations. There were people representing more than 45 nationalities working at Dr. Reddy's — making it a truly global organization in terms of both its reach and its human resources.

That Dr. Reddy's is a company of choice for its employees shows up in many things. One of these happens to be the awards and accolades received by the Company from independent agencies. In 2006–07, Dr. Reddy's was:

- Ranked 4th in 'The Best Companies to Work for in India' survey conducted jointly by Business Today, Mercer Human Resource Consulting and TNS India.
- Featured among the Best Employers in India 2007 — a study done by Hewitt Associates, in association with The Economic Times.
- Received awards in three categories — Innovation in Recruitment, Talent Management and Innovation in Career Development — in the first ever 'Employer Branding Awards' given in India by the U.S.-based Star of the Industry Awards Foundation.

In generics, there are currently 120 projects, including 37 new ones; in API, there are 40 projects, of which 25 are new; in Formulations, there are 48 projects.



- Received the Recruitment and Staffing Best in Class (RASBIC) award for the second time in a row in the Asia-Pacific HRM Congress.
- Received the Global HR Excellence Award for Innovative HR Practices in the Manufacturing Sector.

2006–07 also saw the highest ever talent acquisition in history of the Company. Close to 2,500 people were recruited in India and throughout the world, with there being around 1,500 net additions in the year. The Company's global headcount at the end of the financial year was 9,034 — representing a 20 per cent increase over the previous year. Hiring for 138 critical positions were taken up globally, and 90 per cent of these were accomplished. There were 29 key overseas hires. And the year saw a major thrust in campus hiring, with 270 trainees being hired.

In order to improve performance management, the Company implemented a variable pay plan with attractive profit share to incentives for breakthrough performance. The Employee Stock Option Plan (ESOP) was offered across wider work levels. And a new 360 degree Leadership Survey was designed and extended up to middle management level. Simultaneously, a new organization design implemented across different businesses to enhance overall effectiveness.

A key challenge for HR was integrating the Mexican and German acquisitions, Falcon and betapharm, within the fold of Dr. Reddy's without disturbing desirable processes in these units. This integration was completed in 2006–07.

SAFETY, HEALTH AND ENVIRONMENT (SHE)

As a part of Dr. Reddy's commitment towards the principles of sustainable development, safety, health and environment continue to be priority areas for the Company.

Dr. Reddy's published its Sustainability Report for the last three years — which gives full account of its activities in safety, health and environment, and goes well beyond the statutory requirements. The Sustainability Report is prepared according to internationally accepted guidelines issued by Global Reporting Initiatives, commonly known as GRI guidelines. GRI is an official collaborating center of the United Nations Environment Program (UNEP) and works in cooperation with UN Secretary-General's Global Compact. The Company will continue with this initiative of publishing the Sustainability Report in the future.

Some of the major activities in the area of safety, health and environment have been:

- The use of waste-water recycling plants using membrane technology, multiple effects evaporators and spry dryer at key API locations.
- The commissioning of a modern, well-designed effluent treatment plant at the Company's Formulations Tech Ops (FTO) unit 3. Another plant based on similar technology is already in operation at the Company's Discovery Research facilities.
- Organizing special meets of all vendors to share the Company's values and expectations in the area of SHE.
- Continuous training of the staff at all levels in the different units regarding SHE issues, with global experts being invited to train the senior management.
- Award of ISO 14001 certification for FTO2, FTO3 and Biologics; and OHSAS 18001 certification for FTO3.

FINANCIALS

The financials are given in three sub-sections:

- US GAAP accounts for Dr. Reddy's as a consolidated entity.
- Indian GAAP consolidated accounts.
- Indian GAAP stand-alone accounts for Dr. Reddy's, as statutorily required under India's Companies Act, 1956.

US GAAP CONSOLIDATED FINANCIALS

Table 5 gives the abridged US GAAP financial performance of Dr. Reddy's for 2006–07 on a consolidated basis.

Revenues

Revenues increased by 168 per cent from Rs. 24,267 million in 2005–06 to Rs. 65,095 million in 2006–07. As mentioned earlier, revenue growth was due to the sales of authorized generics, full year consolidation of the acquisitions, launch in December of one product enjoying 180-day exclusivity in the U.S., and growth in base business revenues across segments as well as key geographies. Excluding the acquisitions and authorized generics, revenues grew by 58 per cent.

Gross Profit

The Company's gross profits increased by 161 per cent to Rs. 30,876 million for 2006–07 from Rs. 11,850 million in 2005–06. Gross profit as a percentage of revenues was 47 per cent in 2006–07, versus 49 per cent in 2005–06. Revenues from authorized generics contributed 24 per cent to total revenues and earned gross margins which are significantly below the Company's average. Excluding the authorized generics, the margin was higher in 2006–07 primarily on account of increase in proportion of international sales — from 66 per cent in 2005–06 to 86 per cent in 2006–07 — as well as sale of high margin products such as ondansetron and fexofenadine in Generics and sertraline and rabeprazole in API.

This also saw the highest ever talent acquisition in history of the Company. Close to 2,500 people were recruited in India and throughout the world, with there being around 1,500 net additions in the year. The Company's global headcount at the end of the financial year was 9,034 — representing a 20 per cent increase over the previous year.



TABLE 5 Consolidated Statement of Operations under US GAAP — IN RS. MILLION

PARTICULARS	2006-07	%	2005-06	%
TOTAL REVENUES	65,095	100%	24,267	100%
Cost Of Revenues	34,219	53%	12,417	51%
GROSS PROFIT	**30,876**	**47%**	**11,850**	**49%**
Selling, General & Administrative Expenses	14,051	22%	8,029	33%
R&D Expenses[1]	2,463	4%	2,153	9%
Amortization Expenses	1,571	2%	420	2%
Write-down of Intangible Assets	1,770	3%	–	–
Other Operating (Income) / Expense Net[2]	(67)	0%	(320)	-1%
Forex Loss / (Gain)	(137)	0%	126	1%
OPERATING INCOME/(LOSS)	**11,224**	**17%**	**1,442**	**6%**
Equity in Loss of Affiliates	(63)	0%	(88)	0%
Other (Expenses) / Income Net	(661)	(1%)	534	2%
INCOME BEFORE INCOME TAXES AND MINORITY INTEREST	**10,500**	**16%**	**1,888**	**8%**
Income Tax Benefit / (Expense)	(1,177)	(2%)	(258)	(1%)
Minority Interest	(3)	0%	(0)	0%
NET INCOME	**9,327**	**14%**	**1,629**	**7%**
DILUTED EPS (RS PER SHARE)	**58.56**		**10.62**	

Note: [1] Includes income from I-Ven Pharma towards Generics R&D partnership, amounting to Rs. 453 million, and reimbursement from Perlecan Pharma towards Discovery R&D expenses of Rs 373 million.
[2] Includes profit on sale of Goa formulations facility of Rs 388 million for 2005–06 and Rs 63 million for 2006–07.

Selling, General and Administrative Expenses

Selling, General and Administrative (SG&A) expenses increased by 75 per cent to Rs. 14,051 million in 2006–07, compared to Rs. 8,029 million in 2005–06. Excluding the SG&A expenses of acquisitions which were consolidated for the full year in 2006–07, the growth in expenses in other businesses is in line with the increase in revenues and business scale-up. The rise in SG&A was largely a result of higher manpower costs, which increased by 44 per cent in 2006–07 primarily due to annual increments and normal year-on-year increase in the headcount and full year effect of acquistions. There was also a growth in marketing expenses, which rose by 33 per cent in 2006–07, mostly on account of higher selling and shipping costs in line with increases revenues.

R&D Expenses

R&D expenses grew by 14 per cent to Rs. 2,463 million for 2006–07. As a share of total revenue, R&D expenditure was at 4 per cent in 2006–07, compared to 9 per cent in the previous year. The rise in R&D expenses was primarily on account of increase in Generics and Discovery segments because of greater development activity.

Under the terms of the R&D partnership agreement with I-VEN Pharma Capital Limited (I-VEN), Dr. Reddy's received Rs. 985 million in March 2005, of which Rs. 453 million was recorded as a reduction in the R&D expense in 2006–07 — compared to Rs. 384 million recognized in 2005–06. Given the terms of the R&D arrangement entered with Perlecan Pharma Private Limited (Perlecan) in 2005–06, the Company received Rs. 373 million towards the reimbursement of expenses incurred by it in the development of NCEs assigned to Perlecan.

Amortization Expenses

Amortization Expenses, including those for acquisitions, increased to Rs. 1,571 million in 2006–07 from Rs. 420 million in 2005–06. This is largely on account of the amortization of the intangible assets acquired from betapharm as per the useful life of those assets.

Write-down of Intangible Assets

During 2006–07, the Company created impairment provisions as per US GAAP requirements on (i) various intangible assets acquired as a part of acquisition of Trigenesis Therapeutics Inc in April 2004; and (ii) intangible assets acquired as part of betapharm acquisition.

- Impairment of the intangible assets in Trigenesis of Rs. 214 million was done, as the cost-benefit analysis of developing these assets after considering additional work required by


CHART E US GAAP Gross Profit
IN RS. MILLION
↑161%
06 07
30,876
05 06
11,850
R&D Expenses
IN RS. MILLION
↑572.5%
06 07
2,463
05 06
2,160
Net Income
IN RS. MILLION
↑75%
06 07
9,327
05 06
1,629

regulatory authorities did not indicate economic potential.

- Due to market reforms in Germany and severe pricing pressures thereafter, certain product-related intangibles also faced loss in future economic value. Consequently, an impairment provision of Rs. 1,557 million has been made on this account.

Other Income / Expenses (Net)

In 2006–07, the other expenses (net of income) amounted to Rs. 661 million, compared to other income (net of expenses) Rs. 534 million in 2005–06. This movement was primarily on account of following:

- In 2006–07, there was net interest expense of Rs. 1,054 million; while in 2005–06, there was net interest income of Rs. 419 million. On a net basis, there was interest expense in 2006–07 compared to income in 2005–06 mainly due to taking into account the full year's interest outgo on the long term loan taken to fund the betapharm acquisition. Moreover, interest income also reduced in 2006–07 because of a decrease in the average fixed deposits balance of the Company during the year — in line with higher capital expenditure and additional investment in working capital.
- The above increase was partially offset by a rise in 'other income' by Rs. 290 million, primarily due to increase in sale of spent chemicals.

Net Income

As a result of the above, Dr. Reddy's net income increased to Rs. 9,327 million in 2006–07, versus Rs. 1,629 million in 2005–06. Net income as a percentage of total revenues increased to 14 per cent in 2006–07 — from 7 per cent in 2005–06.

Liquidity and Capital Resources

Table 6 gives the Company's US GAAP consolidated cash flow for 2005–06 and 2006–07.

TABLE 6 US GAAP Consolidated Cash Flow IN RS. MILLION

	MAR 31 2007	MAR 31 2006
Opening Cash & Cash Equivalents	3,713	9,288
Cash Flows From		
(a) Operating Activities	11,804	1,643
(b) Investing Activities	592	(34,524)
(c) Financing Activities	1,754	27,211
Effect of Exchange Rate Changes	118	95
Closing Cash & Cash Equivalents	17,981	3,713

TABLE 7 Consolidated Working Capital IN RS. MILLION

	MAR 31 2007	MAR 31 2006	CHANGE
Accounts receivable	7,519	4,802	+ 2,717
Inventories	7,546	6,895	+ 651
Deferred Income Taxes & Other Assets	3,799	3,060	+ 739
TOTAL CURRENT ASSETS	**18,864**	**14,757**	**+4,107**
Trade Accounts Payable	4,755	3,639	+ 1,116
Accrued Expenses	3,958	3,083	+ 875
Other Current Liabilities	2,937	1,964	+ 973
TOTAL CURRENT LIABILITIES	**11,650**	**8,686**	**+2,964**
WORKING CAPITALL	**7,214**	**6,071**	**+1,143**

The Company's cash flow for 2006–07 is healthy primarily due to significant cash surplus generated from its operations. The increase in cash flow from operating activities compared to 2005–06 is mainly due to higher operational profitability, as explained earlier, which has been only partially offset by the increase in operating net current assets.

Investing activities generated a net cash inflow of Rs. 592 million in 2006–07, compared to net cash outflow of Rs. 34,524 million in 2005–06. The reason for significantly high outflow in the previous year was the Company's investments in acquisitions in Germany and Mexico. The net inflow in 2006–07 is mainly on account of funds (earlier restricted for use) which were released subsequent to completion of the betapharm loan syndication. This was partly offset by capital expenditure on plant, property, equipments and other assets during the year.

Net cash inflow from financing activities in the year 2006–07 mainly represents the Rs. 10,013 million received through the Company's ADR issue — partially offset by repayment of Rs. 5,912 million of bank borrowings, part repayment of Rs. 1,889 million of the long term-debt raised for funding the betapharm acquisition, and dividends (including dividend distribution tax) of Rs. 437 million. **Table 7** gives the Company's working capital, excluding cash and cash equivalents, investment securities, restricted cash, bank borrowings and long term debt (current).

Compared to March 31, 2006, the working capital has increased in line with the significant scaling up of the Company's businesses.

DEBT-EQUITY

The debt-equity position of the Company as on March 31, 2007 and 2006 is given in **Table 8**.



Dr. Reddy's net income increased to Rs. 9,327 million in 2006–07, versus Rs. 1,629 million in 2005–06. Net income as a percentage of total revenues increased to 14 per cent in 2006–07 — from 7 per cent in 2005–06.

TABLE 8 Debt-Equity Position			IN RS MILLION
	MAR 31 2007	MAR 31 2006	CHANGE
TOTAL STOCKHOLDERS' EQUITY	**41,578**	**22,272**	**19,306**
Long-Term Debt (Non-Current)	17,871	20,937	(3,066)
Long-Term Debt (Current)	3,670	926	+2,744
Bank Borrowing	3,213	9,132	(5,919)
TOTAL DEBT	**24,754**	**30,995**	**(6,241)**

Stockholders' equity increased in 2006–07 due to issue of fresh equity of Rs. 10,013 million through the ADR route, as well as the profits retained during the year. Long-term debt (including the current and non-current portions) decreased by Rs. 322 million in 2006–07. Decrease in bank borrowings was on account of repayment of short terms loan during the year.

The Company's ratio of total debt-to-stockholders' equity ratio improved substantially from 1.39 as on March 31, 2006 to 0.59 on March 31, 2007.

INDIAN GAAP CONSOLIDATED FINANCIALS

Table 9 gives the break-up of Indian GAAP consolidated financials for 2006–07.

Revenues

Gross sales increased by 165 per cent to Rs. 65,125 million in 2006–07. This increase was driven by sales of authorized generics products, full-year contribution of the acquisitions in Mexico and Germany, sales of new products launched during the year, as well as consistent growth of core business.

- **API** Gross sales increased by 45 per cent to Rs. 12,254 million, driven by increase in international markets.
- **Formulations** Gross sales of this segment increased by 24 per cent to Rs. 12,661 million. This was primarily driven by well-diversified growth across all key geographies.
- **Generics** Gross sales increased to Rs. 33,785 million, up from Rs. 4,057 million in 2005–06. This was due to greater revenues from authorized generics (simvastatin and finastride), and new launches (ondansetron and fexofenadine).
- **CPS** Gross sales of CPS increased from Rs. 1,504 million in 2005–06 to Rs. 6,419 million in 2006–07. This was due to major contribution from the Company's Mexican acquisition.

Material Costs

Material costs increased from Rs. 8,165 million in 2005–06 to Rs. 27,432 million in 2006–07. As a per cent of total income, material costs increased from 33 per cent in 2005–06 to 41 per cent in 2006–07. This was due to sales of authorized generics, (which contributed 24 per cent to total revenues) and had a higher material cost ratio than Company's average.

Personnel Costs

Personnel costs increased by 85 per cent to Rs. 6,433 million in 2006–07. This was due to inclusion of expenses of the two acquisitions, annual increments and increase in number of employees. As a per cent of total income, personnel costs decreased from 14 per cent in 2005–06 to 10 per cent in 2006–07 on account of significant increase in revenue base.

Operating and Other Expenses

In absolute terms, operating and other expenses rose by 70 per cent to Rs. 11,045 million in 2006–07 due to higher marketing and promotional activities, increase in carriage outwards because of higher sales, a rise in legal and professional expenses, and higher power and fuel expenses, again on account of growth in sales. As a per cent of total income, this head of expense decreased from 26 per cent in 2005–06 to 17 per cent in 2005–06.

Depreciation and Amortization

Depreciation and amortization increased by 20 per cent Rs. 1,422 million in 2006–07 because of increase in gross block. Additional investments were incurred towards normal capital expenditure as well as new projects in CPS, API, Formulations and Generics. Amortization increased from Rs. 436 million in 2005–06 to Rs. 2,369 million in 2006–07 due to write down of intangible assets in Trigenesis.

R&D

R&D expenses increased by 41 per cent to Rs. 2,446 million in 2006–07. As a share of total income, it decreased from 7 per cent in 2005–06 to 4 per cent in 2006–07 — largely due to the large growth in income from sales.

Finance Expenses

Finance expenses for 2006–07 amounted to Rs. 1,526 million, compared to Rs. 644 million in 2005–06. This was primarily on account foreign currency loan taken last year for acquisition of betapharm, Germany.

Income Tax

Provision for income tax (inclusive of fringe benefit tax) for 2006–07 amounted to Rs. 2,744 million, versus an expense of Rs. 546 million in

CHART F INDIAN GAAP CONSOLIDATED FINANCIALS Revenue


IN RS. MILLION
↑45%
API
06 07 12,254
05 06 8,451
↑24%
Formulations
06 07 12,661
05 06 10,210
↑832%
Generics
06 07 33,785
05 06 4,057
↑426%
CPS
06 07 6,419
05 06 1,504

TABLE 9 Indian GAAP consolidated financials			IN RS. MILLION
	2006–07	2005–06	GROWTH
INCOME			
Gross Sales	65,125	24,605	185%
Less: Excise Duty and other similar duties and taxes on sales	(779)	(1,139)	-32%
Net Sales	64,346	23,466	174%
Services Income	882	113	678%
License Fees	28	48	-42%
Other Income	1,162	1,206	-4%
	66,418	**24,832**	**167%**
EXPENDITURE			
Material Costs	27,432	8,165	236%
Conversion Charges	1,142	514	122%
Excise Duty and other Similar duties and taxes	117	76	53%
Personnel Costs	6,433	3,495	84%
Operating and Other Expenses	11,045	6,503	70%
Research and Development Expenses	2,446	1,737	41%
Loss on Sale of Investments		18	
Equity in loss of associates, net (Refer Note 4, Schedule 19)	86	48	79%
	48,701	**20,558**	**137%**
EBITDA	**17,717**	**4,274**	**314%**
Depreciation	3,791	1,617	134%
Finance Charges	1,526	644	137%
PROFIT BEFORE TAXATION AND MINORITY INTEREST	**12,399**	**2,013**	**516%**
Income Tax	2,744	546	403%
PROFIT BEFORE MINORITY INTEREST	**9,655**	**1,467**	**558%**
Minority Interest	4	(0)	
PROFIT FOR THER YEAR	**9,659**	**1,467**	**558%**

2005–06. This was due to an overall increase in taxable profits.

Profit After Tax (PAT)

PAT increased from Rs. 1,467 million in 2005–06 to Rs. 9,659 million in 2006–07. The PAT to total income ratio in 2006–07 was 15 per cent —compared to 6 per cent in 2005–06.

INDIAN GAAP STANDALONE FINANCIALS

Table 10 gives the break-up of Indian GAAP standalone financials for 2006–07.

Gross Sales

Gross sales increased by 83 per cent to Rs. 38,280 million in 2006–07. The gross sales break-up among the businesses was:

- **API** Gross sales grew by 49 per cent to Rs. 11,131 million in 2006–07. Revenues from international market grew by 76 per cent.
- **Formulations** Gross sales grew by 27 per cent to Rs. 12,561 million in 2006–07. Sales from India increased by 16 per cent to Rs. 6,419 million. Sales from international markets increased by 40 per cent to Rs. 6,141 million in 2006–07.
- **Generics** Gross sales increased from Rs. 2,187 million in 2005–06 to Rs. 10,229 million in 2006–07. North American sales increased on account of new product launches such as ondansetron, fexofenadine and simvastatin.
- **CPS** Gross sales from Custom Pharmaceutical Services increased from Rs. 920 million in 2005–06 to Rs. 3,753 million in 2006–07.

License fees

License fees increased from Rs. 30 million in 2005–06 to Rs. 1,745 million in 2006-07 primarily on account of profit share on authorized generic


CHART G INDIAN GAAP STAND-ALONE FINANCIALS Sales
IN RS. MILLION
↑49%
API
06 07
11,131
05 06
7,449
↑27%
Formulations
06 07
12,561
05 06
9,891
↑467%
Generics
06 07
10,229
05 06
2,187
↑408%
CPS
06 07
3,753
05 06
920

TABLE 10 Indian GAAP stand-alone financials			IN RS. MILLION
PARTICULARS	2006-07	2005-06	GROWTH
INCOME			
Gross Sales	38,280	20,955	83%
Less: Excise Duty	779	911	-14%
Net Sales	37,501	20,044	87%
Income From Services	447	61	633%
License Fees	1,745	30	NC
Other Income	1,150	1,230	-7%
TOTAL	**40,843**	**21,366**	**91%**
TOTAL EXPENDITURE	**25,370**	**17,401**	**46%**
Material Costs	11,216	7,562	48%
Conversion Charges	1,132	514	120%
Excise Duty	117	76	53%
Personnel Costs	2,798	2,128	31%
Operating and Other Expenses	7,178	5,219	38%
Research and Development Expenses	2,457	1,725	42%
Decline in Long Term Investment	472	175	170%
EBITDA	**15,473**	**3,965**	**290%**
Finance Charges	479	214	124%
Depreciation & Amortization of Brand Acquisition Cost	1,335	1,113	20%
PROFIT BEFORE TAXATION	**13,658**	**2,638**	**418%**
Provision for Taxation	1,800	207	770%
Deferred Tax Expense / (Benefit)	90	319	-72%
NET PROFIT	**11,768**	**2,111**	**457%**

products received from Dr. Reddy's Laboratories, Inc., a subsidiary of the Company.

Material Costs

Material costs increased by 48 per cent to Rs. 11,216 million in 2006–07. As a share of total income, material costs decreased from 35 per cent in 2005–06 to 27 per cent in 2006–07. This was on account of an increase in proportion of international sales (from 60 per cent in 2005–06 to 76 per cent in 2006–07), launch of certain products with relatively low material costs as well as license fees.

Personnel Costs

Personnel costs increased by 31 per cent to Rs. 2,798 million in 2006–07 — due to annual increments and increase in the employee base from 5,792 to 7,258. As a per cent of revenues, personnel costs decreased from 10 per cent in 2005–06 to 7 per cent in 2006–07 on account of increase in sales.

Operating and Other Expenses

In absolute terms, operating and other expenses increased by 38 per cent to Rs. 7,178 million in 2006–07 due to the following reasons:

- Increase in conversion charges due to growth of production.
- Higher repairs and maintenance primarily on account of the new formulations facility at Baddi.
- Increase in selling expenses because of higher marketing activities in line with increase in formulations sales.
- Rise in carriage outwards because of higher sales.

As a per cent of revenues, this expense head decreased from 24 per cent in 2005–06 to 18 per cent in 2006–07.

Depreciation and Amortization

Depreciation and amortization increased by 20 per cent to Rs. 1,335 million in 2006–07, due to a rise in gross block and intangibles.

Post-tax profit increased from Rs. 2,111 million in 2005–06 to Rs. 11,768 million in 2006–07. PAT as a share of net revenue was 29 per cent — versus 10 per cent in 2005–06.



R&D

R&D expenses increased by 42 per cent to Rs. 2,457 million in 2006–07.

Other Income

Other income for 2006–07 was Rs. 1,150 million, compared to Rs. 1,230 million in 2005–06. This decrease was on account of profit on sale of plant in Goa in 2005-06 partially offset by foreign exchange gain and increase in sale of spent chemicals in 2006-07.

Income Tax

Provision for income tax (inclusive of fringe benefit tax) for 2006–07 amounted to Rs. 1,890 million, compared to an expense of Rs. 526 million in 2005–06. This was due to overall increase in profits.

Profit After Tax (PAT)

Post-tax profit increased from Rs. 2,111 million in 2005–06 to Rs. 11,768 million in 2006–07. PAT as a share of net revenue was 29 per cent — versus 10 per cent in 2005–06.

INTERNAL CONTROLS AND RISK MANAGEMENT

Dr. Reddy's has designed a system of internal control with the objective of safeguarding the Company's assets, ensuring that transactions are properly authorized, and providing significant assurance at reasonable cost, of the integrity, objectivity and reliability of financial information. The management of Dr. Reddy's duly considers and takes appropriate action on recommendations made by the statutory auditors, internal auditors, and the independent Audit Committee of the Board of Directors. Details of internal controls are given in the chapter on Corporate Governance.

In a very dynamic business environment, the traditional base business model is exposed to much volatility, both upwards and downwards. While the upsides will create non-linear value for the organization, there is a conscious attempt to protect it against the downsides.

As a step towards this and continuing with the progress achieved during the earlier years, a basic framework for the Enterprise-wide risk management (ERM) was developed in collaboration with Ernst and Young. It comprises three phases:

1. **Assess** Define the risk classification framework, rating criteria and develop a risk library.
2. **Enhance** Conduct workshops for prioritization of these risks; identify risks that matter as well as their root causes; and document the associated mitigation plans.
3. **Monitor** Define the risk management organization structure at the business level; enable the maintenance of risk management framework on an ongoing basis; and monitor the progress on mitigation plans.

The significant risks include those related to changing regulations and related compliance, increasing pricing pressure due to market externalities, foreign currency fluctuations and uncertainties around innovation efforts. The Company has a formal risk management structure with defined roles and responsibilities.

The Company's Board of Directors, through its Audit Committee, approves the overall risk management strategy; regularly monitors the risk management process; and takes high level decision, when required, on risk management matters.

Business unit heads provide overall guidance on ERM; ensure compliance with defined risk framework; up-date risk register; and either through the Chief Risk Officer or in business unit presentations, give quarterly update to the Audit Committee of the Board.

The functional heads — within business units and for shared services — identify risks; analyze and prioritize these in terms of the probability of occurrence and their impact; and prepare mitigation plans; and regularly monitor the risks.

THREATS, RISKS AND CONCERNS

The external environment of Dr. Reddy's is volatile. The Company operates in the pharmaceutical industry which is highly regulated, dependent upon the ownership of intellectual property, subject to product related litigations and characterized by a high level of uncertainty regarding product development and launch. There are significant risks of execution as the process of development and commercialization of new molecules is time consuming as well as costly. On an average, it takes between nine to 12 years to develop a new molecule from the laboratory stage to a form ready for patented commercial launch.

The Company's inability to obtain necessary regulatory approvals for its products or failure of a product at any stage may disturb its future revenue projections.

In view of the number of patent expiries coming up in the near future, sales of patent expiry drugs in the U.S. as well as in Europe represent significant opportunity for all generics and API manufacturers. However, obtaining 180-day exclusivity is getting increasingly difficult in the U.S., and the generics market is becoming rapidly commoditized.

The Company's Generics business could be negatively affected if branded pharmaceutical companies are successful in limiting the use of generics through aggressive legal defense as well as authorized generics deals, development of combination products and over-the-counter switching. In addition, there is increasing competition from companies from India and Eastern Europe, which may put pressure on price realizations.



The Company's Board of Directors, through its Audit Committee, approves the overall risk management strategy; regularly monitors the risk management process; and takes high level decision, when required, on risk management matters.

The Company continues to carry risks of competition, litigations, regulatory and legislative reforms in its global Generics business. It is common to see at the end of patent expiry in the U.S., the price per unit of a generic drug falling below 5 per cent of the original innovator price due to entry of multiple players — causing significant erosion in the projected market shares and revenues.

In India, the Government of India through its Drugs (Prices Control) Order, 1995 (DPCO) imposes price controls for specified pharmaceutical products under certain circumstances. Adverse changes in the DPCO list or a widening of the span of price control can affect pricing, and hence, Indian revenues.

Over the last several months, the German Government has been driving significant reforms to reduce the healthcare costs. In early 2006, the Economic Optimization of Pharmaceutical Care Act (AVWG) was introduced which reduced reference prices, banned free goods and introduced the concept of co-payment waiver. The industry reacted by reducing prices in excess of those mandated by the new reference prices and the insurance funds tested the concept of co-payment waiver for 79 substances. Subsequently in October 2006, the insurance funds further leveraged the power of co-payment waiver to include additional substances and the industry followed with a reduction in prices.

As of April 1, 2007, an additional law to regulate the German health care system took effect. This law due to its comprehensive regulations is likely to lead to significant structural changes of the German health care system and the market structures which depend on it. The new law empowers insurance companies to enter into contracts with suppliers of generics. It also requires the doctors to prescribe and pharmacists to dispense drugs covered by contracts with insurance companies.

Moreover, with the introduction of product patent protection in India with effect from January 1, 2005, it is expected that new product launch opportunities for Indian manufacturers of API and finished dosages will narrow over the next few years.

OUTLOOK

Compared to the superlative financial performance in 2006–07, the year 2007–08 poses challenges. In 2006–07, Dr. Reddy's enjoyed benefits of multiple upsides in the form of exclusivities and semi-exclusivities in its Generics and API businesses. Similar upsides will be limited in 2007–08. However, the base business will continue to show strong growth in line with the capabilities and resources that have been built up over the years.

The Company's core businesses of API and Formulations are expected to be consistent in their revenue growth and consequent margin contribution. North American Generics is also expected to strengthen its position as a stand-alone profitable business with a number of new launches planned in 2007–08. Generics business in Europe also will see consolidation and stabilization after the price cuts of 2006–07. Moreover, the Company's initiative to shift some of the betapharm's supplies to India, as a result of the amended Salutas agreement, should lead to an unlocking of some of the synergies that were expected at the time of making the acquisition. The CPS business, aided by very successful operations in Mexico, is expected to grow further on the back of excellent relationships and franchise created with customers.

In line with its stated philosophy and strategy, Dr. Reddy's will continue to pursue both the organic as well as inorganic options to achieve faster growth. It expects to create value for the shareholders with focused efforts in business development, mutually rewarding partnerships and pipeline enhancement. Further, the Company has committed significant investments in the infrastructure and facilities for almost all its businesses to support potential revenue scale-ups in the near future. In addition, there have been major initiatives at improving productivity, systems and practices as a part of execution excellence throughout the entire operations.

All the building blocks for growth are in place. Therefore, the outlook for 2007–08 is encouraging. And the Company looks forward to continuing a healthy financial performance in the future.

CAUTIONARY STATEMENT

The management of Dr. Reddy's has prepared and is responsible for the financial statements that appear in this report. These financial statements are in conformity with accounting principles generally accepted in India and in the U.S., and therefore include amounts based on informed judgments and estimates. The management also accepts responsibility for the preparation of other financial information that is included in this report.

This write-up includes some forward-looking statements, as defined in the U.S. Private Securities Litigation Reform Act of 1995. The management has based these forward-looking statements on its current expectations and projections about future events. Such statements involve known and unknown risks, uncertainties and other factors that may cause actual results to differ materially. These factors include, but are not limited to, changes in local and global economic conditions, the Company's ability to successfully implement its strategy, the market's acceptance of and demand for its products, growth and expansion, technological change and exposure to market risks. By their nature, these expectations and projections are only estimates and could be materially different from actual results in the future.



All the building blocks for growth are in place. Therefore, the outlook for 2007–08 is encouraging. And the Company looks forward to continuing a healthy financial performance in the future.

/ board of directors



DR K ANJI REDDY, CHAIRMAN is the founder Chairman of Dr. Reddy's Laboratories Limited. Prior to founding Dr. Reddy's in 1984, he was the founder-Managing Director of Uniloids Limited and Standard Organics Limited and also served in the state-owned Indian Drugs and Pharmaceuticals Limited.

Under Dr. K. Anji Reddy's leadership, Dr. Reddy's has become a pioneer in the Indian Pharmaceutical industry. It has transformed the Indian bulk drug industry from import-dependent in mid-80s to self-reliant in mid-90s and finally into the export-oriented industry that it is today. Under his guidance, Dr. Reddy's became the first Indian company to embark upon drug discovery research in India in 1993 and the first non-Japanese Asia Pacific pharmaceutical company to list on NYSE in April 2001.

Dr. K. Anji Reddy has a Bachelor of Science degree in Pharmaceuticals and Fine Chemicals from Bombay University and a Ph.D. in Chemical Engineering from National Chemical Laboratory, Pune.



MR. G V PRASAD, VICE CHAIRMAN AND CHIEF EXECUTIVE OFFICER joined the Board in 1986 and leads the core team that is driving the Company's growth and transformation from a Company predominantly selling API, Formulations & Generics to achieving its vision of becoming a discovery-led global pharmaceutical Company. As CEO, Mr. Prasad has championed the globalization of the Company and has played a vital role in the Company's evolution. He has been the architect of the Company's global generics strategy. He has helped create new platforms of growth for Dr. Reddy's, in the Custom Pharmaceutical Services, Discovery Services and Specialty Pharmaceutical segments.

Mr. Prasad has a Bachelors degree in Chemical Engineering from Illinois Institute of Technology, Chicago, and a Masters in Industrial Administration from Purdue University, USA.



MR. SATISH REDDY, MANAGING DIRECTOR AND CHIEF OPERATING OFFICER joined the Company as Executive Director in 1993 and was responsible for manufacturing operations of active pharmaceutical ingredients (API), formulations, research and development activities and new product development. He presided over the Company's successful transition from a predominantly API manufacturer to a more value-added, finished dosages producer.

In the year 1995, he was appointed as Managing Director of Dr. Reddy's Laboratories with primary focus on finished dosage forms (formulations), in the national and international markets. He was the major force behind the successful acquisition of American Remedies Limited (1999), a Chennai-based pharmaceutical company. Besides, he was instrumental in setting up wholly owned subsidiaries in Russia and Latin America and joint ventures in China and South Africa.

Mr. Satish Reddy has a B. Tech. degree in Chemical Engineering from Osmania University, Hyderabad and M.S. degree in Medicinal Chemistry from Purdue University, USA.



[illegible] joined the Company's Board in 2002. From 1970 to 2000, Mr. Anupam Puri was with McKinsey & Company. He worked globally with corporate clients in several industries on strategy and organizational issues, and also served several governments and multilateral institutions on public policy. Mr. Anupam Puri spearheaded the development of McKinsey's India practice, oversaw the Asian and Latin American offices, and was an elected member of the Board. He is currently a Special Advisor for General Atlantic Partners.

Mr. Anupam Puri holds a M. Phil. in Economics, Nuffield College, Oxford University, 1969; an MA in Economics from Balliol College, Oxford University, 1967; and a BA in Economics from Delhi University, India, 1965.

He is also on the Boards of ICICI Bank Limited, Mahindra & Mahindra Limited and Tech Mahindra Limited.



DR. J P MOREAU, INDEPENDENT DIRECTOR joined Company's Board as Additional Director on May 18, 2007. He is presently working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he is responsible for the Group's research and development program in Paris, London, Barcelona and Boston. Before that, he was Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group since that date. Dr. Moreau has a degree in Chemistry from the University of Orléans and a D.Sc in biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board. In October [illegible] Dr. Moreau founded Biomeasure Incorporated, based near Boston, and has been its President and CEO since then. He was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides, of which he is a Director.



MS. KALPANA MORPARIA, INDEPENDENT DIRECTOR joined Company's Board as Additional Director on June 5, 2007. She is Chief Strategy anc Communications Officer of ICICI Group. She was the Joint Managing Director of ICICI Bank Limited and was responsible for the Corporate Centre at ICICI Bank Limited comprising operat ons, planning and strategy, risk management, human resources management, legal and corporate communications and ccrporate brand management. A gracuate in law from Bombay University, Ms. Morparia joined ICICI Limited in 1975. She worked in the areas of planning, treasury, resources and ccrporate legal services. In 2001, she led the ICICI Group's major corporate structuring initiative, the merger of ICICI Limited with ICICI Bank to create India's second largest bank. Ms. Morparia has served on several committees constituted by the Government of India. In November 2005, she was honoured with the Economic Times 'Business Women of the Year' award. In September 2006, she was named one of 'The 100 Most Powerful Women' by Forbes Magazine.



PROF. KRISHNA G PALEPU, INDEPENDENT DIRECTOR joined the Company's Board in 2002. Prof. Palepu is the Ross Graham Walker Professor of Business Administration at the Harvard Business School. He holds the titles of Senior Associate Dean for International Development. Prof. Palepu's current teaching and research activities focus on Globalization and Corporate Governance. He has published numerous research papers and cases, and is also the co-author of the book titled 'Business Analysis & Valuation: Text and Cases.' Prof. Palepu has a Masters degree in physics from Andhra University, a Post-graduate Diploma in Management from the Indian Institute of Management, and a Ph.D. from the Massachusetts Institute of Technology. He is also a recipient of an honorary MA from Harvard, and an honorary Doctorate from the Helsinki School of Economics. He serves as a consultant to a wide variety of businesses and is on the Boards of Satyam Computer Services Limited, Brooks Automation, and Polymedica Corporation.



DR. OMKAR GOSWAMI, INDEPENDENT DIRECTOR joined the Company's Board in 2000. Dr. Omkar Goswami is the Founder and Chairperson of CERG Advisory Private Limited. In March 1997, he moved away from formal academics to become the Editor of Business India, one of India s prestigious business magazines. From August 1998 up to March 2004, Dr. Goswami served as the Chie' Economist of the Confederation of Indian Industry — the premier apex industry organization of India.

A professional economist, Dr. Goswami did his Masters in Economics from the Delhi School of Economics and his D.Phil (Ph.D) from Oxford University. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

He is also a Director on the Boards of Infosys Technologies Limited, DSP-Merrill-Lynch Fund Managers Limited, Crompton Greaves Limited, Infrastructure Development Finance Company Limited, SRF Limited, Gujarat Ambuja Cements Limited, Sona Koyo Steering Systems Limited and Cairn India Limited.



MR. P N DEVARAJAN, INDEPENDENT DIRECTOR joined the Company's Board in 2000. He was Director in Cheminor Drugs Limited, a Company that merged with Dr. Reddy's in 2000. He was also member of the Planning Board of Madhya Pradesh, Chairman of Research at the Council of National Environment Engineering Research Institute, member of the Assessment Committee of Council of Scientific and Industrial Research and member of the Research Council of National Chemical Laboratory. He was also a Director of the Bank of Baroda, member of the Central Board of Directors of the Reserve Bank of India and Group President and consultant of Reliance Industries Limited.

He is also a Director on the Board of Kothari Sugars and Chemicals Limited, Shriram EPC Ltd. and Tropical Technologies Private Limited and BEST and Crompton Engineering Limited.



[illegible] joined the Company's Board in 2000. Mr. Bhoothalingam has served as the President of The Oberoi Group of Hotels and was responsible for the operations of the Group worldwide.

He has also served as Head of Personnel at BAT Plc, Managing Director of VST Industries Limited and as a Director of ITC Limited.

Mr. Bhoothalingam holds a Bachelor of Science degree in Physics from St. Stephens College, Delhi and M.A. in Experimental Psychology from Gonville and Caius College, Cambridge University.

He is also a Director of Nicco Internet Ventures Limited and Sona Koyo Steering Systems Limited.

	NAME	DESIGNATION	QUALIFICATIONS	AGE	DATE OF JOINING THE EMPLOYMENT
	[illegible]	[illegible]	[illegible]	[illegible]	[illegible]
	SATISH REDDY	Managing Director and Chief Operating Officer	B.Tech., M.S. (Medicinal Chemistry)	39	18-Jan-93
	ABHIJIT MUKHERJEE	President – Developing Businesses	B.Tech. (Chem.)	48	15-Jan-03
	ARUN SAWHNEY	President – API	B.Com. P.G.D.B.M.	51	1-Jun-01
	ASHWANI KUMAR MALHOTRA	Executive Vice President – Formulations TechOps	M.Pharm., P.G.D. (I.E.M.), P.G.D. (C.D.)	51	8-Feb-01
	JASPAL SINGH BAJWA	President – Branded Formulations (ROW)	B.Sc., M.B.A.	55	10-Apr-03
	JEFFREY WASSERSTEIN	Executive Vice President – Specialty Operations	B.A., J.D.	48	31-Jan-05
	K B SANKARA RAO	Executive Vice President – Integrated Product Development	M.Pharm.	53	29-Sep-86


management council
(as on May 18, 2007)

	NAME	DESIGNATION	QUALIFICATIONS	AGE	DATE OF JOINING THE EMPLOYMENT
	MARK HARTMAN	President – North America Generics	B.Sc. Dairy Science	48	4-Jan-02
	PRABIR JHA	Senior Vice President – HR	M.A., P.G.D.M.	40	29-Nov-02
	DR. R RAJAGOPALAN	President – Discovery Research	M.Sc., Ph.D.	57	18-Apr-94
	RAGHU CIDAMBI	Advisor	B.Sc., P.G.D.B.M., L.L.B.	56	1-Oct-01
	DR. RAJINDER KUMAR	President – Research, Development and Commercialization	Degree in Medicine & Surgery, P.G.D. (Psychiatry & Neurology)	51	30-Apr-07
	SAUMEN CHAKRABORTY	Chief Financial Officer and President – IT and BPE	B.Sc. (H), P.G.D.M.	46	2-Jul-01
	DR. UDAY SAXENA	Chief Scientific Officer	Ph.D.	49	3-Mar-03
	V S VASUDEVAN	President - Europe Generics	B.Com., A.C.A.	56	1-Apr-86

The Management Council reviews Company's long term strategy; growth initiatives and priorities.

It monitors overall performance of the Company, including those of various business units.

It decides on major corporate policies; annual plans, budgets, investments and any other major initiatives, business alliances proposals.



There has been a long-standing commitment of Dr. Reddy's Laboratories Limited ("Dr. Reddy's" or "the Company") to follow the highest standards of corporate governance and ethical business practices.

The Company's philosophy of corporate governance stems out from its belief that timely disclosures, transparent accounting policies, and a strong and independent Board go a long way in preserving shareholders trust while maximizing long-term corporate values.

Keeping in view the Company's size and complexity in operations, Dr. Reddy's corporate governance framework is based on the following main principles:

- Appropriate composition and size of the Board, with each Director bringing in key expertise in different areas.
- Proactive flow of information to the members of the Board and Board Committees to enable effective discharge of their fiduciary duties.
- Ethical business conduct by the management and employees.
- Full-fledged systems and processes for internal controls on all operations, risk management and financial reporting;
- Timely and accurate disclosure of all material operational and financial information to the stakeholders.

The Securities and Exchange Board of India ("SEBI") through Clause 49 of the listing agreement with the stock exchanges regulates corporate governance for listed companies. Dr. Reddy's is in full compliance with Clause 49. It is also in full compliance with the applicable corporate governance standards of the New York Stock Exchange ("NYSE").

This chapter of the Annual Report, the information given under 'Management Discussion and Analysis' and 'Additional Shareholder Information' together constitute the compliance report of the Company on corporate governance during the year 2006–07.

TABLE 1 Composition of Dr. Reddy's Board — AS ON MARCH 31, 2007

NAME	POSITION	RELATIONSHIP WITH OTHER DIRECTORS	DATE OF JOINING	DIRECTORSHIPS IN INDIA U/S 275 OF THE COMPANIES ACT, 1956	OTHER DIRECTORSHIPS[1]	COMMITTEE MEMBERSHIP[2]	CHAIRMANSHIP IN COMMITTEES[2]
Dr. K Anji Reddy	Chairman	Father of Mr. Satish Reddy & father-in-law of Mr. G V Prasad	February 24, 1984	4	38	–	-
Mr. G V Prasad	Vice Chairman & CEO	Son-in-law of Dr. K Anji Reddy & brother-in-law of Mr. Satish Reddy	April 8, 1986	9	35	2	1
Mr. Satish Reddy	Managing Director & COO	Son of Dr. K Anji Reddy & brother-in-law of Mr. G V Prasad	January 18, 1993	5	32	2	-
Mr. Anupam Puri	Independent Director	None	June 4, 2002	4	–	2	1
Prof. Krishna G Palepu	Independent Director	None	January 29, 2002	2	2	1	–
Dr. Omkar Goswami	Independent Director	None	October 30, 2000	9	1	9	2
Mr. P N Devarajan	Independent Director	None	October 30, 2000	4	1	2	1
Mr. Ravi Bhoothalingam	Independent Director	None	October 30, 2000	3	–	2	1
Dr. V Mohan[3]	Independent Director	None	March 8, 1996	1	2	–	–

(1) Other Directorships are those, which are not covered under Section 275 of the Companies Act, 1956.
(2) Membership / Chairmanship in Audit and Shareholders' Grievance Committees of all public limited companies, whether listed or not, including Dr. Reddy's. Foreign companies, private limited companies and companies under Section 25 of the Companies Act, 1956 have been excluded.
(3) Dr. V. Mohan ceased to be the Director of the Company with effect from July 28, 2006.

BOARD OF DIRECTORS

COMPOSITION

As on March 31, 2007, the Board of Dr. Reddy's had eight Directors, comprising three executive Directors, including the Chairman, and five independent Directors as defined under listing agreement with Indian Stock Exchanges, and the Corporate Governance Guidelines of the NYSE. Detailed profiles of Directors have been discussed in this annual report on page nos 38 and 39.

The Directors have expertise in the fields of strategy, management, finance, human resource development and economics. The Board provides leadership, strategic guidance, objective and independent view to the Company's management while discharging its fiduciary responsibilities, thereby ensuring that the management adheres to high standards of ethics, transparency and disclosure.

Each Director informs the Company on annual basis about the Board and Board Committee positions he occupies in other companies including Chairmanships and notifies changes during the term of their directorship in the Company.

Table 1 gives the composition of Dr. Reddy's Board, their positions, relationship with other Directors, date of joining the Board, other Directorships and memberships of Committees held by each of them.

MEMBERSHIP TERM

As per the provisions of the Companies Act, 1956, one-third of the Board members (other than executive Directors) who are subjected to retire by rotation shall retire every year, and the approval of the shareholders is sought for the re-appointment of the retiring members who are so eligible. Executive Directors are appointed by the shareholders for a maximum period of five years at a time, but are

Each Director, in the Company bring in their key expertise in different areas.

Ethical business conduct by the management and employees.

Timely and accurate disclosure of all material operational and financial information to the stakeholders.

TABLE 2 Shares and Stock Options held by Directors		AS ON MARCH 31, 2007
NAME	NO. OF SHARES HELD	STOCK OPTIONS HELD[2]
Dr. K Anji Reddy [1]	800,956	NIL
Mr. G V Prasad	1,365,940	NIL
Mr. Satish Reddy	1,205,832	NIL
Mr. Anupam Puri	5,500	7,500
Prof. Krishna G Palepu	2,500	7,500
Dr. Omkar Goswami	1,500	7,500
Mr. P N Devarajan	1,700	7,500
Mr. Ravi Bhoothalingam	1,500	7,500

[1] *Shares held in individual capacity. In addition Dr. K. Anji Reddy owns 40.00% of Dr. Reddy's Holdings Private Limited, which in turn owns 37,798,290 shares of Dr. Reddy's Laboratories Limited. Various members of his family own the balance shares in Dr. Reddy's Holdings Private Limited.*

[2] *Stock Options were granted to independent Directors in the Compensation Committee meetings held on May 6, 2005 and May 31, 2006.*

eligible for re-appointment upon completion of the term. The Board, on the recommendations of the Nomination Committee, considers the appointment and re-appointment of Directors.

SELECTION AND APPOINTMENT OF NEW DIRECTORS

Induction of any new member on the Board of Directors is the responsibility of the Nomination Committee, which is entirely composed of independent Directors. Taking into account the current composition and organization of the Board, and the requirement of new skill sets, if any, the Nomination Committee reviews potential candidates in terms of their expertise, skills, attributes and personal and professional backgrounds. Candidates that fit the bill are then for by the Nomination Committee, for induction as a Director of the Company.

DIRECTORS' SHAREHOLDING IN THE COMPANY

Table 2 gives details of the shares and stock options held by each of the Directors as on March 31, 2007.

MEETINGS OF THE BOARD

The Company plans and prepares the schedule of the Board and Board Committee meetings a year in advance to assist the Directors in scheduling their program.

The schedule of meetings and agenda for meeting is finalized in consultation with an independent Director of the Company. The agenda of the meeting is pre-circulated with presentations, detailed notes, supporting documents and executive summary.

Under Indian laws, the Board of Directors must meet at least four times a year, with a maximum time gap of four months between two Board meetings. Dr. Reddy's Board met four times during the financial year under review: on May 31, 2006, July 27, 2006, October 27, 2006 and January 22, 2007. The Company held one Board meeting in each quarter as required under the Companies Act, 1956.

Details of Directors and their attendance in Board meetings and Annual General Meeting are given in **Table 3**

The Board and its Committee meetings at Dr. Reddy's extended for one to two days sessions. In the course of these meetings, the business unit heads, consultants and key management personnel made presentations to the Board.

INFORMATION GIVEN TO THE BOARD

The Company provides the following information to the Board and the Board Committees as and when required. Such information is submitted either as part of the agenda papers in advance of the meetings, or by way of presentations and discussion material during the meetings.

- Annual operating plans and budgets, capital budgets, updates, and all variances;
- Quarterly, half yearly and annual results of the Company and its operating divisions or business segments;
- Detailed presentations on the progress in Research and Development and new drug discoveries;
- Minutes of meetings of Audit Committee and other Committees;
- Information on recruitment and remuneration of key executives below the Board level;
- Significant regulatory matters concerning Indian or Foreign regulatory authorities;
- Issue which involves possible public or product liability claims of a substantial nature;
- Risk analysis of various products, markets and businesses;
- Detailed analysis of potential acquisition targets, or possible divestments;
- Details of any Joint Venture or collaboration agreements;
- Transactions that involve substantial payment towards goodwill, brand equity or intellectual property;
- Significant sale of investments, subsidiaries, assets, which are not in the normal course of business;
- Contracts in which Director(s) are deemed to be interested;
- Materially important show cause, demand, prosecution and penalty notices;
- Fatal or serious accidents or dangerous occurrences;
- Significant effluent or pollution problems;
- Materially relevant default in financial obligations to and by the Company or substantial non-payment for goods sold by the Company;
- Significant labour problems and their proposed solutions;
- Significant development in the human resources and industrial relations fronts;
- Quarterly details of foreign exchange exposure and the steps taken by management to limit the risks of adverse exchange rate movement.
- Non-compliance of any regulatory or statutory nature or listing requirements as well as shareholder services such as non-payment of dividend and delays in share transfer; and
- Subsidiary companies minutes, financial statements, significant investments and significant transactions and arrangements.

MEETINGS OF INDEPENDENT DIRECTORS IN EXECUTIVE SESSION

During the financial year, the independent Directors of Dr. Reddy's met three times without the management in executive sessions. The Company intends to further facilitate such sessions as and when required by the independent Directors. Executive sessions generate ideas for improvements in Board processes. A lead Director among the independent Directors has been identified to provide structured feedback to the Board to encourage healthy discussions and openness amongst the members of the Board.

ANNUAL BOARD RETREAT

During the financial year, the annual Board retreat was organized at Augsburg, Germany. In the retreat the Board discussed various business strategy and governance matters, and the Directors visited betapharm's operations and facilities, acquired by the Company in 2005–06.

TABLE 3 Directors' attendance at Dr. Reddy's Board meetings and AGM			IN FINANCIAL YEAR 2006-07
NAME	MEETINGS HELD IN DIRECTOR'S TENURE	NUMBER OF BOARD MEETINGS ATTENDED	ATTENDANCE IN LAST AGM ON JULY 28, 2006
Dr. K Anji Reddy	4	4	Present
Mr. G V Prasad	4	4	Present
Mr. Satish Reddy	4	4	Present
Mr. Anupam Puri[1]	4	3	Present
Prof. Krishna G Palepu[1]	4	2	Present
Dr. Omkar Goswami	4	4	Present
Mr. P N Devarajan	4	4	Present
Mr. Ravi Bhoothalingam	4	4	Present
Dr. V Mohan[1][2]	2	1	Absent

[1] *Were given leave of absence on request.*
[2] *Dr. V. Mohan ceased to be the Director of the Company with effect from July 28, 2006.*

TABLE 4 Remuneration paid or payable to the Directors				FOR FINANCIAL YEAR 2006-07 | IN RS. THOUSANDS		
NAME OF DIRECTORS	SITTING FEES[1]	COMMISSIONS[2]	SALARIES	PERQUISITES[3]	TOTAL	STOCK OPTIONS[4]
Dr. K Anji Reddy	NA	139,196	4,384	382	143,962	NA
Mr. G V Prasad	NA	104,400	3,600	679	108,679	NA
Mr. Satish Reddy	NA	104,400	3,600	679	108,679	NA
Mr. Anupam Puri	60	2,608	NA	NA	2,668	1,500
Prof. Krishna G Palepu	40	2,608	NA	NA	2,648	1,500
Dr. Omkar Goswami	80	2,608	NA	NA	2,688	1,500
Mr. P N Devarajan	100	2,608	NA	NA	2,708	1,500
Mr. Ravi Bhoothalingam	65	2,608	NA	NA	2,673	1,500
Dr. V Mohan[5]	5	NA	NA	NA	5	1,500

[1] *Sitting fees include fees for Board as well as Board Committee meetings @ Rs. 5,000 per meeting.*
[2] *Payment of commissions is variable, and based on percentage of net profit calculated according to Section 198 of the Companies Act, 1956. The commissions would be paid after the approval of shareholders at the Annual General Meeting, scheduled on July 24, 2007.*
[3] *Perquisites include house rent allowance, medical reimbursement for self and family according to the rules of the Company, leave travel assistance, personal accident insurance, Company's vehicle for official use with driver, telephone at residence and mobile phone, contribution to Provident Fund and Superannuation Scheme. All these benefits are fixed in nature.*
[4] *The Company granted stock options to independent Directors on May 31, 2006. The exercise price of the options is Rs. 5 each. The options vest at the end of one year from the date of grant. The exercise period of options is 5 years from the date of vesting.*
[5] *Dr. V. Mohan ceased to be the Director of the Company with effect from July 28, 2006. The unvested options held by him were forfeited on this date.*

DIRECTOR'S REMUNERATION

The remuneration for the three executive Directors, including the commission based on net profits of the Company, is recommended by the Board's Compensation Committee to the Board for consideration. After approval, the Board then recommends these for the approval of shareholders at the Annual General Meeting. The commission to be paid each year to the executive Directors is decided by the Board, within the limits approved by the shareholders.

Executive Directors are appointed by shareholders' resolution for a period of five years. No severance fees is payable to the executive Directors. Except the commission payable, all other components of remuneration to the executive Directors are fixed, and in line with the Company's policies.

The independent Directors receive sitting fees for attending meetings of the Board and its Committees, and commission based on the net profits of the Company. The remuneration including commission payable to the Directors during the year under review was in conformity with the applicable provisions of the Companies Act, 1956, duly considered and approved by the Board and the shareholders.

The remuneration paid or payable to the Directors for their services rendered during 2006–07 is given in **Table 4**.

The criteria for making payments to the executive Directors are:

- Salary, as recommended by the Compensation Committee and approved by the Board and the shareholders. Perquisites and retirement benefits are also paid in accordance with the Company's compensation policies, as applicable to all employees.
- Shareholders of the Company have approved the payment of commission on the net profits calculated in accordance with Section 198 of the Companies Act, 1956 to all executive Directors.
- The Compensation Committee decides the amount of commission payable every year within the overall limit.
- Remuneration paid to the executive Directors is determined keeping in view the industry benchmarks.

The criteria for making payments to the independent Directors is given below.

- Independent Directors are paid sitting fees for each meeting of the Board or Board Committee @ Rs. 5,000 per meeting attended by them.
- Shareholders of the Company have approved payment of commission up to 0.5 per cent of net profits calculated in accordance with Section 198 of the Companies Act, 1956 collectively to all the independent Directors. The Board decides the amount of commission payable to independent Directors every year within the overall limit of 0.5 per cent of net profits.
- Remuneration paid to independent Directors is determined by keeping in view industry benchmarks, and also on the basis of their memberships in various committees of the Board.
- Shareholders of the Company approved granting of up to 200,000 stock options in aggregate at any point of time during the financial years starting from 2006–07 and ending with 2010–11. Of this, up to 60,000 stock options can be granted in a single financial year to all the Directors (except the three executive Directors) under any of the stock option plans, either existing or to be framed in future, on such terms and conditions as the

TABLE 5 Audit Committee attendance			IN FINANCIAL YEAR 2006-07
COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Dr. Omkar Goswami	Chairman	4	4
Mr. Anupam Puri[1]	Member	4	3
Prof. Krishna G Palepu[1]	Member	4	2
Mr. P N Devarajan	Member	4	4
Mr. Ravi Bhoothalingam	Member	4	4

[1] Were given leave of absence on request. However, Dr. Krishna G Palepu attended meetings through telecon.

Compensation Committee / Board of Directors may think fit.

LEAD INDEPENDENT DIRECTOR

The independent Directors of the Company have identified the following lead independent Directors for various matters.

- **Mr. Ravi Bhoothalingam** Driving agenda for Board and Board Committee meetings and its development / improvement.
- **Prof. Krishna G Palepu** Board processes and their improvements, and giving structured feedback to Board on the outcome of executive sessions of independent Directors meetings.
- **Mr. Anupam Puri** Corporate strategy;
- **Dr. Omkar Goswami** Finance, internal controls, risk management and compliance.
- **Mr. P N Devarajan** Chief Ombudsman for the Whistle Blower Policy of the Company.

RISK MANAGEMENT

The Company has a detailed enterprise-wide risk management system in place. During the year, detailed presentations were made to the Board members on the enterprise-wide risk management system and a process was set up to inform Board members about the risk assessment and minimization procedures. These procedures are periodically reviewed to ensure that the management controls the risk through means of a properly defined framework.

A separate report on risk management and practices of the Company in minimizing the risk is part of this annual report.

COMPLIANCE REVIEWS

Dr. Reddy's has a dedicated team and a defined framework to review the compliances with all laws applicable to the Company. The compliance status is periodically updated to the senior management team. Presentations are scheduled periodically in the Audit Committee Meetings on compliance status.

CODE OF BUSINESS CONDUCT AND ETHICS AND OMBUDSMAN PROCEDURE

The Company has adopted a Code of Business Conduct and Ethics (the "Code"), which applies to all employees and Directors of the Company, its subsidiaries and affiliates. It is the responsibility of all employees and Directors to familiarize themselves with this Code and comply with its standards.

An Ombudsman Procedure has also been made under this Code, which describes the ombudsman framework and procedures for investigation and communication of any report on any violation or suspected violation of the Code, appeal against any decision taken by Ombudsman, and submission of complaint against any retaliation action against any employee. An independent Director has been appointed as Chief Ombudsman, and the reports and complaints submitted to the Company will be reported to the Audit Committee.

The Code of Business Conduct and Ethics and Ombudsman Procedure has been posted on the Company's website – www.drreddys.com

The Board and the Senior Management affirms compliance with the Code of Business Conduct and Ethics annually. A certificate of the Chief Executive Officer of the Company to this effect is enclosed as **Exhibit 1** to this section.

RELATED PARTY TRANSACTIONS

The details of related party transactions are discussed in detail in page no. 97 of this Annual Report.

All related party transactions during the year, whether in the ordinary course of business or not, were placed before the Audit Committee. All related party transactions were on arm's length basis.

SUBSIDIARY COMPANIES

The Audit Committee of the Company reviews the financial statements of the subsidiary companies. During the year, the Audit Committee also reviewed the investments made by the subsidiary companies, minutes of the Board meetings of the subsidiary companies and statement of all significant transactions and arrangements entered into by the subsidiary companies. No Indian subsidiary of the Company falls under the term 'material non-listed Indian subsidiary' as defined under Clause 49 of the Listing Agreement.

DISCLOSURE ON ACCOUNTING TREATMENT

In the preparation of financial statements for 2006–07, there is no treatment of any transaction different from that prescribed in the Accounting Standards.

COMMITTEES OF THE BOARD

The Board Committees appointed by the Board focus on specific areas and make informed decisions within the authority delegated. Each Committee of the Board is guided by its Charter, which defines the composition, scope and powers of the committee. The Committees also make specific recommendations to the Board on various matters from time-to-time. All decisions and recommendations of the Committees are placed before the Board for information or for approval. The Company has seven Board-level Committees, namely:

- Audit Committee
- Compensation Committee
- Nomination Committee
- Strategy Committee
- Shareholders' Grievance Committee
- Investment Committee and
- Management Committee

Audit Committee

The management is responsible for the Company's internal controls and the financial reporting process while the statutory auditors are responsible for performing independent audits of the Company's financial statements in accordance with generally accepted auditing practices and for issuing reports based on such audits. The Board of Directors has entrusted the Audit Committee to supervise these processes and thus ensure accurate and timely disclosures that maintain the transparency, integrity and quality of financial control and reporting. The primary responsibilities of the Audit Committee are to:

- Supervise the financial reporting process;
- Review the financial results before placing them to the Board along with related disclosures and filing requirements;
- Review the adequacy of internal controls in the Company, including the plan, scope and performance of the internal audit function;
- Discuss with management the Company's major policies with respect to risk assessment and risk management;
- Hold discussions with statutory auditors on the nature and scope of audits, and any views that they have about the financial control and reporting processes;
- Ensure compliance with accounting standards, and with listing requirements with respect to the financial statements;

TABLE 6	Compensation Committee attendance	IN FINANCIAL YEAR 2006-07	
COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. Ravi Bhoothalingam	Chairman	3	3
Mr. Anupam Puri(1)	Member	3	2
Prof. Krishna G Palepu(1)	Member	3	2
Dr. Omkar Goswami	Member	3	3
Mr. P N Devarajan	Member	3	3

(1) Were given leave of absence on request.

TABLE 7	Strategy Committee attendance	IN FINANCIAL YEAR 2006-07	
COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Prof. Krishna G Palepu(1)	Chairman	4	2
Mr. Anupam Puri(1)	Member	4	3
Mr G V Prasad	Member	4	4
Dr. Omkar Goswami	Member	4	4
Mr. Satish Reddy	Member	4	4
Mr. Ravi Bhoothalingam (2)	Member	1	1

(1) Were given leave of absence on request. However, Dr. Krishna G Palepu attended meetings through telecon.
(2) Appointed as member of the Strategy Committee on October 27, 2006. One meeting held after his induction.

- Recommend the appointment and removal of external auditors and their fees;
- Review the independence of auditors;
- Ensure that adequate safeguards have been taken for legal compliance both for the Company and its other Indian as well as foreign subsidiaries;
- Review related party transactions; and
- Review the functioning of Whistle Blower mechanism.
- Implementation of the applicable provisions of the Sarbanes Oxley Act, 2002.

The Audit Committee is entirely composed of independent Directors, and all members of the Audit Committee are financially literate, and bring in expertise in the fields of finance, economics, human resource development, strategy and management. Mr. Ravi Bhoothalingam, independent Director has accounting or related financial management expertise.

The Audit Committee met four times during the year: on May 30, 2006, July 27, 2006, October 27, 2006 and January 22, 2007. The Company is in compliance with the provisions of the amended Clause 49 of the listing agreement on the time gap between any two Audit Committee meetings. In addition, the Chairman of the Audit Committee and some other members of the Audit Committee met additionally to review other processes, particularly the progress on internal control mechanisms to prepare for certification under Section 404 of the Sarbanes Oxley Act, 2002. **Table 5** gives the composition and attendance record of Audit Committee.

The Chief Executive Officer, Chief Financial Officer and Chief Internal Auditor are permanent invitees to all Audit Committee meetings. The statutory auditors of the Company were present in all the Audit Committee meetings during the year. The Company Secretary is the Secretary of the Committee.

The Audit Committee meetings were generally half-day sessions, except in the case of half-yearly and annual results, where they extend to full day sessions. The agenda for the Audit Committee included the following items:

- Review of financial performance, including business level financial performance.
- Internal audit, control matters and risk management, including action-taken reports.
- Status on the implementation of the compliance with Section 404 of the Sarbanes Oxley Act, 2002 and its sustenance.
- Discussion with statutory auditors, including new accounting policies relating to Indian as well as U.S. accounting principles and practices.
- Detailed operational and financial risk appraisals, as well as risks relating to legal compliance.

The internal and statutory auditors of the Company discuss their audit findings and updates with the Audit Committee and submit their views directly to the Committee. Meetings with internal auditors focus on detailed reviews of the processes and internal controls in the Company. This practice enables the Directors in smaller groups to devote more time towards business and financial performance during the Audit Committee meetings.

The report of the Audit Committee is enclosed as **Exhibit 2** to this Section.

Compensation Committee

The Compensation Committee, entirely composed of independent Directors, reviews the performance of the executive Directors and senior executives one level below the Board, and also reviews the remuneration package offered by the Company to different grades/levels of its employees.

While reviewing the remuneration of senior management personnel, the Committee takes into account the following:

- Financial position of the Company;
- Trends in the industry;
- Appointee's qualifications and experience;
- Past performance;
- Past remuneration; etc.

During the year, the Compensation Committee recommended institution of Dr. Reddy's Employees ADR Stock Option Scheme, 2007. The Compensation Committee administers Dr. Reddy's Employee Stock Option Scheme, 2002 and Dr. Reddy's Employees ADR Stock Option Scheme, 2007. The details of stock options granted by the Committee have been discussed in the Directors' Report.

The Chief of Human Resources makes periodic presentations to the Compensation Committee on organization structure, performance appraisals, increments and performance bonus recommendations. These keep the Directors updated on various Human Resources matters.

The Compensation Committee met three times during the year: on May 31, 2006, July 27, 2006 and January 22, 2007. **Table 6** gives the composition and attendance record of the Compensation Committee. The Chief of Human Resources is the Secretary of the Committee. The report of the Compensation Committee is enclosed as **Exhibit 3** to this Section.

Nomination Committee

The role of the Nomination Committee is to:

- Shortlist nominees for induction to the Board of the Company;
- Selection of nominees on the Board of the Company;
- Recommend appointment of members to the Board for its consideration; and
- Review principles of corporate governance of the Company.

The Nomination Committee is entirely composed of independent Directors. The members are: Mr. Anupam Puri (Chairman), Prof. Krishna G Palepu, Dr. Omkar Goswami, Mr. P N Devarajan and Mr. Ravi Bhoothalingam. The Nomination Committee met once during the year on May 30, 2006, and all members attended. The Company Secretary is the Secretary of the Committee.

Strategy Committee

The role of this Committee is to:

- Participate with management to develop or modify the Company's strategies, including overall mergers and acquisition plans;
- Recommend to the Board the adoption or modification of the Company's strategies;

TABLE 8 Shareholder's Grievance Committee attendance			IN FINANCIAL YEAR 2006-07
COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. P N Devarajan	Chairman	4	4
Mr. G V Prasad	Member	4	4
Mr. Satish Reddy	Member	4	4

TABLE 9 Investment Committee attendance			IN FINANCIAL YEAR 2006-07
COMMITTEE MEMBERS	POSITION	MEETINGS HELD	MEETINGS ATTENDED
Mr. G V Prasad	Chairman	4	4
Mr. P N Devarajan	Member	4	4
Mr. Satish Reddy[1]	Member	4	2

[1] *Was granted leave of absence on request.*

- Oversee the development of plans to implement different strategies;
- Review progress and implementation of the strategies; and
- Assess and provide guidance on internal and external trends and developments that impact both strategy and execution.

The Strategy Committee is composed of independent Directors and executive Directors. The Chairman of the Committee is an independent Director. The Committee held four meetings during the year: on May 30, 2006, July 27, 2006, October 27, 2006 and January 22, 2007. **Table 7** gives the composition and attendance record of the Strategy Committee. The Company Secretary is the Secretary of the Committee.

Shareholders' Grievance Committee

The Shareholders' Grievance Committee is empowered to perform all the functions of the Board in relation to handling of Shareholders' Grievances. It primarily focuses on:

- Review of investor complaints and their redressal;
- Review of the queries received from investors;
- Review of the work done by Share Transfer Agent; and
- Review of corporate actions related work.

The Shareholders' Grievance Committee consists of three Directors, including two executive Directors. The Chairman of the Committee is an independent Director. The Committee met three times during the year: on May 30, 2006, July 27, 2006, October 27, 2006 and January 22, 2007. **Table 8** gives the composition and attendance record of the Shareholders' Grievance Committee. The Company Secretary is the Secretary of the Committee.

Mr. V Viswanath, Company Secretary has been designated as Compliance Officer of the Company. An analysis of investor queries and complaints received during the year and pending disposal is given in this Annual Report in the Chapter on Additional Shareholders Information.

Investment Committee

The Investment Committee reviews the Company's capital investment proposals and ongoing projects. It consists of three Directors, including two executive Directors. The Chairman of the Committee is an executive Director. The Committee held four meetings during the year on May 5, 2006, June 1, 2006, August 28, 2006 and January 13, 2007. **Table 9** gives the composition and attendance record of the Investment Committee. The Company Secretary is the Secretary of the Committee.

During the year, the Committee approved the investments in new projects for Integrated Product Development Organization, API, Generics, Custom Pharmaceutical Services facilities at Hyderabad and Visakhapatnam and corporate center at Hyderabad.

Management Committee

The role of Management Committee is to authorize Directors and officers of the Company to deal with day-to-day business operations such as banking, treasury, insurance, excise, customs, administrative and dealing with other government/ non-government authorities; approve loans to subsidiaries or other entities/persons up to an overall limit of Rs. 250 million; and approve borrowings from any person up to an overall limit of Rs. 250 million.

The Management Committee consists of three Directors including two executive Directors. The Chairman of the Committee is an executive Director. The Committee held seven meetings during the year: on April 24, 2006, June 30, 2006, August 2, 2006, September 28, 2006, November 29, 2006, January 24, 2007 and March 1, 2007. The Company Secretary is the Secretary of the Committee.

MANAGEMENT

The management of Dr. Reddy's has developed and implemented policies, procedures and practices that attempt to translate the Company's core purpose and mission into reality. The management also identifies, measures, monitors and minimizes the risk factors in the business and ensures safe, sound and efficient operation. These are internally supervised and monitored through the Management Council.

MANAGEMENT COUNCIL

Dr. Reddy's Management Council consists of all senior management members from the business units and corporate centre of the Company. It has a balanced representation from the Indian as well as its overseas offices. Page nos. 40 and 41 of this Annual Report gives the details of the members of the Management Council.

The Management Council meets once in a quarter for two to three full day sessions. Background notes for the meetings are circulated in advance to facilitate decision-making. Listed below are some of the key issues that were considered by the Management Council during the year under review:

- Company's long term strategy, growth initiatives and priorities;
- Monitoring overall Company performance, including those of various business units;
- Decision on major corporate policies;
- Discussion and sign-off on annual plans, budgets and investments and any other major initiatives;
- Discussion on business alliances proposals and
- Organizational design and matters.

During the year, out-bound training programs for team building were organized among the Management Council members.

MANAGEMENT DISCUSSION AND ANALYSIS

This annual report has a detailed Chapter on Management Discussion and Analysis.

MANAGEMENT DISCLOSURES

Senior management of the Company (employees at Senior Director level and above, as well as certain identified key employees) make annual disclosures to the Board relating to all material financial and commercial transactions where they have personal interest, if any, that may have a potential conflict with the interest of the Company at large. Such transactions have been discussed in financials sections of this Annual Report under Related Party Transactions.

PROHIBITION OF INSIDER TRADING

The Company has implemented a policy prohibiting Insider Trading in conformity with applicable regulations of the Securities Exchange Board of India ("SEBI") and Securities Exchange Commission ("SEC") of the USA. Necessary procedures have

TABLE 10 Details of communication made	IN FINANCIAL YEAR 2006-07
MEANS OF COMMUNICATION	**FREQUENCY**
Press releases / statements	23
Earnings calls	4
Publication of results	4

been laid down for employees, connected persons and persons deemed to be connected for trading in the securities of the Company. Blackout/quite periods, when the employees are not permitted to trade in the securities of the Company, are intimated to all employees from time to time.

INTERNAL CONTROL SYSTEMS

Effective governance consists of competent management; implementation of standard policies and processes; maintenance of an appropriate audit program and internal control environment and effective risk monitoring and management information systems.

Dr. Reddy's has both external and internal audit systems in place. Auditors have access to all records and information of the Company. The Board and the management periodically review the findings and recommendations of the auditors and take necessary corrective actions wherever necessary. The Board recognizes the work of the auditors as an independent check on the information received from the management on the operations and performance of the Company.

INTERNAL CONTROLS

The Company maintains a system of internal controls designed to provide reasonable assurance regarding the achievement of objectives in following categories:

- Effectiveness and efficiency of operations;
- Adequacy of safeguards for assets;
- Reliability of financial controls; and
- Compliance with applicable laws and regulations.

The integrity and reliability of the internal control systems are achieved through clear policies and procedures, process automation, careful selection, training and development of employees, and an organization structure that segregates responsibilities.

Internal Audit at Dr. Reddy's is an independent and objective assurance function, responsible for evaluating and improving the effectiveness of risk management, control, and governance processes. The department prepares annual audit plans based on risk assessment, and conducts extensive reviews covering financial, operational and compliance controls and risk mitigation. Areas requiring specialized knowledge are reviewed in partnership with external experts. Improvement opportunities identified during reviews are communicated to the management on an on-going basis.

The Audit Committee of the Board monitors the performance of internal audit on a periodic basis through review of audit plans, audit findings and speed of issue resolution through follow ups.

STATUTORY AND US GAAP AUDITS

For 2006–07, BSR & Co. audited the financial statements prepared under the Indian GAAP. The Company had also appointed KPMG as independent auditors for the purpose of issuing opinion on the financial statements prepared under the US GAAP.

While auditing the operations of the Company, the external auditors recorded their observations and findings with the management. These were then discussed by the management, and the auditors at Audit Committee meetings as well as Audit Committee conference calls. Corrective actions suggested by the auditors and the Audit Committee have been either implemented or taken up for implementation by the management.

Independent auditors render an opinion regarding the fair presentation in the financial statements of the Company's financial condition and operating results. Their audit was made in accordance with generally accepted auditing standards, and included a review of the internal controls, to the extent considered necessary, to determine the audit procedures required to support their opinion.

AUDITORS' FEES

During the year, the Company paid Rs. 7.45 million to the statutory auditors of the Company BSR & Co. as auditors' fees. The Company also paid Rs. 0.68 million to the statutory auditors of the Company BSR & Co. for taxation and other matters.

INFORMATION TO STAKEHOLDERS

DISSEMINATION OF INFORMATION

The Company has established systems and procedures to disseminate relevant information to its stakeholders, including shareholders, analysts, suppliers, customers, employees and the society at large. The primary source of information regarding the operations of the Company is the corporate website of the Company www.drreddys.com.

All official news releases and presentations made to institutional investors and analysts are posted on the Company's website. An analysis of the various means of dissemination of information in the year under review is produced in **Table 10.**

Quarterly and annual results of the Company are published in widely circulated national newspapers such as The Economic Times, Business Line and the local daily Andhra Bhoomi. These are also disseminated internationally through Business Wire.

In addition to the corporate website, the Company maintains various portals such as www.vikreta2drl.com, www.customer2drl.com, www.livizi.com, www.housecallsindia.com and www.drlintouch.com, which have proved to be effective and widely appreciated tools for information dissemination.

INFORMATION TO SHAREHOLDERS

Appointment / re-appointment of Directors

DR. OMKAR GOSWAMI

INDEPENDENT DIRECTOR

Dr. Omkar Goswami joined the Company as Director in 2000.

He is the Founder and Chairperson of CERG Advisory Private Limited. A professional economist, Goswami did his Masters in Economics from the Delhi School of Economics in 1978 and his D.Phil (PhD) from Oxford in 1982. He taught and researched economics for 18 years at Oxford, Delhi School of Economics, Harvard, Tufts, Jawaharlal Nehru University, Rutgers University and the Indian Statistical Institute, New Delhi.

In March 1997 he moved away from formal academics to become the Editor of Business India, one of the country's prestigious business magazines. From August 1998 up to March 2004, Dr. Goswami served as the Chief Economist of the Confederation of Indian Industry — the premier apex industry organization of India.

Dr. Goswami has served on several government committees. He was the Chairman of the Committee on Industrial Sickness and Corporate Restructuring in 1993, which recommended revamping India's bankruptcy laws and procedures; member of the Working Group on the Companies Act; the CII Committee on Corporate Governance; the Rakesh Mohan Committee on Railway Infrastructure Reform; the Vijay Kelkar Committee on Direct Tax Reforms; the Naresh Chandra Committee on Auditor-Company Relationship; the N.R. Narayana Murthy SEBI Committee on Corporate Governance Reforms.

Dr. Goswami has been a consultant to the World Bank, the IMF, the Asian Development Bank and the OECD.

Apart from Dr. Reddy's, he serves on the board of Infosys Technologies Limited, Infrastructure

Development Finance Company Limited, Crompton Greaves Limited, SRF Limited, Gujarat Ambuja Cements Limited, Sona Koyo Steering Systems Limited, Cairn India Limited and DSP-Merrill Lynch Fund Managers Limited.

He has 1,500 equity shares of the Company as on March 31, 2007.

MR. SATISH REDDY

MANAGING DIRECTOR AND CHIEF OPERATING OFFICER

Satish Reddy joined the Company as Executive Director in 1993 and was responsible for manufacturing operations of Active Pharmaceutical Ingredients ("API") and Formulations, Research and Development activities, and New Product Development. He presided over the Company's successful transition from a predominantly API manufacturer to a more value-added, finished dosages producer.

In the year 1995, he was appointed as the Managing Director of the Company with primary focus on finished dosage forms ("formulations") in national and international markets. He was the major force behind the successful acquisition of American Remedies Limited. (1999), a Chennai-based pharmaceutical company. Besides, he was instrumental in setting up the Company's wholly-owned subsidiaries in Russia and Latin America, and joint ventures in China and South Africa.

Mr. Satish Reddy has a B.Tech. Degree in Chemical Engineering from Osmania University, Hyderabad and MS Degree in Medicinal Chemistry from Purdue University, USA.

Besides serving on Boards of subsidiaries of the Company, he is on the Board of Diana Hotels Limited.

He has 1,205,832 equity shares of the Company as on March 31, 2007.

DR. J P MOREAU

INDEPENDENT DIRECTOR

Dr. J P Moreau joined Company's Board as Additional Director on May 18, 2007. He is presently working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he is responsible for the Group's research and development program in Paris, London, Barcelona and Boston. Before that, he was Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group from that date.

Dr. Moreau has a degree in Chemistry from the University of Orléans and a D.Sc in Biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board.

In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, and has been its President and CEO since then. He was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides, of which he is a Director.

He is not holding any equity shares of the Company as on May 18, 2007.

MS. KALPANA MORPARIA

INDEPENDENT DIRECTOR

Ms. Kalpana Morparia joined Company's Board as Additional Director on June 5, 2007. She is presently Chief Strategy and Communications Officer of ICICI Group. She was the Joint Managing Director of ICICI Bank Limited and was responsible for the Corporate Centre at ICICI Bank Limited comprising operations, planning and strategy, risk management, human resources management, legal, corporate communications and corporate brand management. A graduate in law from Bombay University, Ms. Morparia joined ICICI Limited in 1975. She worked in the areas of planning, treasury, resources and corporate legal services. In 2001, she led the ICICI Group's major corporate structuring initiative, the merger of ICICI Limited with ICICI Bank Limited to create India's second largest bank.

Ms. Morparia has served on several committees constituted by the Government of India. In November 2005, she was honoured with the Economic Times 'Business Women of the Year' award. In September 2006, she was named one of 'The 100 Most Powerful Women' by Forbes Magazine.

Apart from Dr. Reddy's, she serves on the Board of ICICI Securities Primary Dealership Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Securities Limited.

She is not holding any equity shares of the Company as on June 5, 2007.

Compliance Report on NYSE Corporate Governance Guidelines

Pursuant to Section 303A.11 of the NYSE Listed Companies Manual, Dr. Reddy's which is a foreign private issuer as defined by Securities and Exchange Commission, must make its U.S. investors aware of the significant ways in which the corporate governance practices differ from those required of domestic companies under NYSE listing standards. A detailed analysis of this has been posted on Dr. Reddy's website www.drreddys.com.

Compliance Report on Non-Mandatory Requirements under Clause 49

1. **The Board** The Chairman of Dr. Reddy's is an executive Director and he maintains the Chairman's office at the Company's expenses. The tenure of all independent Directors on the Board is less than nine years.
2. **Remuneration Committee** The Board of Directors has constituted a Compensation Committee, which is composed of independent Directors. This Committee also discharges the duties and responsibilities of Remuneration Committee as contemplated under non-mandatory requirements of Clause 49. Details of the Compensation Committee and its powers have been discussed in this section.
3. **Shareholders Rights** The Company did not send half yearly results to each household of the shareholders in 2006–07. However, it displays its quarterly and half-yearly results on its website www.drreddys.com and published in widely circulated newspapers.
4. **Audit Qualifications** The auditors have not qualified the financial statements of the Company at any time.
5. **Training of Board Members** The Company believes that for the able discharge of the responsibilities of the Board it is essential that Board be continuously empowered with the knowledge of the latest developments in the Company's businesses and the external environment affecting the industry as a whole. In pursuit of achieving this goal, during the year, the Directors were given presentations on global business environment, all business areas of the Company including business strategy, risks and opportunities. The Directors visited various manufacturing and research locations of the Company.
6. **Mechanism for Evaluating Independent Board Members** A lead Director amongst the independent Directors has been identified to provide structured feedback to the Board on the functioning and performance of the Board to encourage healthy discussions and openness amongst the members of the Board.
7. **Whistle Blower Policy** The Company has framed a Whistle Blower policy, details of which have been discussed earlier in this section.

Additional shareholders' information

The detailed "additional shareholder information" section is part of this Annual Report.

EXHIBIT 1

DECLARATION OF THE CHIEF EXECUTIVE OFFICER ON COMPLIANCE WITH CODE OF BUSINESS CONDUCT AND ETHICS

Dr. Reddy's Laboratories Limited has adopted a Code of Business Conduct and Ethics ("the Code"), which applies to all employees and Directors of the Company, its subsidiaries and affiliates. Under the code, it is the responsibility of all employees and Directors to familiarize themselves with the Code and comply with its standards.

I hereby certify that the Board members and senior management personnel of Dr. Reddy's have affirmed compliance with the Code of the Company for the financial year 2006–07.

G V PRASAD
VICE CHAIRMAN & CHIEF EXECUTIVE OFFICER
DATE **MAY 18, 2007**

EXHIBIT 2

REPORT OF THE AUDIT COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited,

The Audit Committee of the Board of Directors comprises five Directors. Each member of the Committee is an independent Director as defined under Indian laws, Clause 49 of the Listing Agreement and the New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors, and has been vested with all the powers necessary to effectively discharge its responsibilities.

Dr. Reddy's management has primary responsibility for the financial statements and reporting process, including the systems of internal controls. During the year, the Committee discussed with the Company's internal auditors and statutory auditors the scope and plans for their respective audits. The Committee discussed the results of their examination, their evaluation of the Company's internal controls, and overall quality of the Company's financial reporting.

In fulfilling its oversight responsibilities, the Committee has reviewed and discussed the Company's audited financial statements with the management. BSR & Co., the Company's independent auditors for Indian GAAP financial statements, and KPMG, the Company's independent auditors for US GAAP financial statements are responsible for expressing their opinion on the conformity of the Company's audited financial statements with Generally Accepted Accounting Principles.

Relying on the review and discussions with the management and the independent auditors, the Audit Committee believes that the Company's financial statements are fairly presented in conformity with Generally Accepted Accounting Principles in all material aspects.

During the year, the Committee devoted considerable time and effort towards the compliance with Section 404 of the U.S. Sarbanes-Oxley Act ("SOX") of 2002. In 2005–06, the Company became the first Indian manufacturing company to comply with Section 404 of the SOX, in advance of the mandatory deadline of March 31, 2007 which was applicable for foreign private issuers.

The Committee also devoted time towards Enterprise-wide Risk Management processes and discussed in detail the risk profiles of the Company and their mitigation plans.

The Audit Committee has ensured that the Company's Code of Business Conduct and Ethics has the mechanism whereby no personnel intending to make a compliant relating to Securities and Financial reporting shall be denied access to the Audit Committee.

The Audit Committee has recommended that the Board accept the financial statements prepared in accordance with Indian GAAP and US GAAP as true and fair statements of the financial health of the Company. Further, the Committee has recommended that for 2006–07 the Board re-appoint BSR & Co. and KPMG as statutory independent auditors for Indian GAAP and US GAAP respectively.

DR. OMKAR GOSWAMI
CHAIRMAN, AUDIT COMMITTEE
DATE **17 MAY 2007**

EXHIBIT 3

REPORT OF THE COMPENSATION COMMITTEE

To the shareholders of Dr. Reddy's Laboratories Limited,

The Compensation Committee of the Board of Directors comprises five Directors. Each member of the Committee is an independent Director as defined under Indian laws and New York Stock Exchange Corporate Governance Guidelines. The Committee operates under a written charter adopted by the Board of Directors. It has been vested with all the powers necessary to effectively discharge its responsibilities.

The Committee believes that its principal objective is to reward executive performance that will lead to long-term enhancement of shareholder value. The compensation policies are vital elements in the Company's drive to identify, develop and motivate high-potential leaders to create and sustain outstanding performance. The Compensation Committee is responsible for overseeing performance evaluation, approving compensation levels for all senior executives and oversight of the administration of the Employee Stock Option Plans.

During the year, the Committee discussed the Company's performance appraisal systems, and the outcome of the performance assessment programs and compensation policies. The Committee devoted considerable time in discussing the organization design and succession planning for critical positions within the Company.

During the year, the Committee also reviewed and implemented Dr. Reddy's Employees ADR Stock Option Scheme, 2007. This scheme is aimed to attract and retain the critical employees of the Company at international locations. No stock options were granted under this scheme in 2006–07.

As on March 31, 2007, the Company had 1,080,832 outstanding stock options, which amounts to 0.64% of total equity capital. The stock options have been granted to 366 employees of the Company and its subsidiaries under Dr. Reddy's Employee Stock Options Scheme, 2002. Out of the total 1,080,832 stock options, 191,580 stock options are exercisable at Fair Market Value and 889,252 stock options are exercisable at Par Value i.e. Rs. 5.

RAVI BHOOTHALINGAM
CHAIRMAN, COMPENSATION COMMITTEE
DATE **17 MAY 2007**

CERTIFICATE OF COMPLIANCE

To the members of
Dr. Reddy's Laboratories Limited,

We have examined the compliance of conditions of Corporate Governance by Dr. Reddy's Laboratories Limited ("the Company"), for the year ended on 31 March 2007, as stipulated in Clause 49 of the Listing Agreement of the said Company with the Bombay Stock Exchange and the National Stock Exchange. The compliance of conditions of Corporate Governance is the responsibility of the management. Our examination was limited to procedures and implementation thereof, adopted by the Company for ensuring the compliance of the conditions of the Corporate Governance. It is neither an audit nor an expression of opinion on the financial statements of the Company.

In our opinion and to the best of our information and according to the explanations given to us, we certify that the Company has complied with the conditions of Corporate Governance as stipulated in the above mentioned Listing Agreement.

We further state that such compliance is neither an assurance as to the future viability of the Company nor the efficiency or effectiveness with which the management has conducted the affairs of the Company.

FOR **BSR & CO.**
Chartered Accountants

S SETHURAMAN
PARTNER
Membership No. 203491

PLACE **HYDERABAD**
DATE **5 JUNE 2007**



CONTACT INFORMATION

REGISTERED AND CORPORATE OFFICE

Dr. Reddy's Laboratories Limited
7-1-27, Ameerpet, Hyderabad 500 016
Andhra Pradesh, India
T +91-40-2373 1946
F +91-40-2373 1955
W http://www.drreddys.com

REPRESENTING OFFICERS

Correspondence to the following officers may be addressed at the registered and corporate office of the Company.

CHIEF COMPLIANCE OFFICER

Saumen Chakraborty
Chief Financial Officer
T +91-40-2373 1946
F +91-40-2373 1955
E saumenc@drreddys.com

COMPLIANCE OFFICER

V Viswanath
Company Secretary
T +91-40-2373 4504
F +91-40-2373 1955
E viswanathv@drreddys.com

ADR INVESTORS / INSTITUTIONAL INVESTORS / FINANCIAL ANALYSTS

Nikhil Shah
Investor Relations
T +91-40-6651 1532
F +91-40-2373 1955
E nikhilshah@drreddys.com

MEDIA

M Mythili
Corporate Communications
T +91-40-6651 1620
F +91-40-6651 1621
E mythilim@drreddys.com



Dr. Reddy's Laboratories Ltd \ additional shareholder information

INDIAN RETAIL INVESTORS

Girish Tekchandani
Assistant Company Secretary
T +91-40-2374 5274
F +91-40-2373 1955
E girisht@drreddys.com

ANNUAL GENERAL MEETING

Date	Tuesday, July 24, 2007
Time	11.30 AM
Venue	Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad 500 034
Last date for receipt of proxy forms	July 22, 2007 before 11.30 AM.

DIVIDEND

The Board of Directors of the Company has proposed a dividend of Rs. 3.75 on equity shares of Rs. 5 each. The dividend will be paid on or after July 28, 2007, if approved by the shareholders at the Annual General Meeting scheduled on July 24, 2007.

BOOK CLOSURE DATE

The dates of book closure are from July 10, 2007 to July 14, 2007 (both days inclusive) for the purpose of payment of dividend.

INTERNATIONAL SECURITIES IDENTIFICATION NUMBER

ISIN is a unique identification number of traded scrip. This number has to be quoted in each transaction relating to the dematerialised equity shares of the Company. The ISIN number of the equity shares of the Company is **INE089A01023.**

Financial Calendar

TENTATIVE CALENDAR FOR DECLARATION OF FINANCIAL RESULTS IN 2007-08	
For the quarter ending June 30, 2007	Last week of July, 2007
For the quarter and half year ending September 30, 2007	Last week of October, 2007
For the quarter and nine months ending December 31, 2007	Last week of January, 2008
For the year ending March 31, 2008	Last week of May, 2008
AGM for the year ending March 31, 2008	Second fortnight of July 2008

Listing on Stock Exchanges and Stock Codes

EQUITY SHARES	STOCK CODES
The Bombay Stock Exchange Limited ("BSE")	500124
National Stock Exchange of India Limited ("NSE")	DRREDDY
AMERICAN DEPOSITORY RECEIPTS ("ADR")	
New York Stock Exchange Inc. ("NYSE")	RDY

Notes:
1. *Listing fees for the year 2006-2007 has been paid to the Indian Stock Exchanges.*
2. *Listing fees to NYSE for listing of ADRs has been paid for the calendar year 2007.*
3. *Shares are also traded at other stock exchanges as permitted securities.*
4. *The Stock Code on Reuters is REDY.BO and on Bloomberg is DRRD@IN.*

CUSIP NUMBER FOR ADRS

The Committee on Uniform Security Identification Procedures ("CUSIP") of the American Bankers Association has developed a numbering system for securities. A CUSIP number uniquely identifies a security and its issuer and this is recognised globally by organisations adhering to standards issued by the International Securities Organization. The Company's ADRs carry the CUSIP number **256135203.**

DEPOSITORIES

OVERSEAS DEPOSITORY OF ADRS
J P Morgan Chase Bank, N.A.
P.O. Box 43013
Providence,
RI 02940-3013
T (781) 5754325
E shareholder@adr.com

INDIAN CUSTODIAN OF ADRS
ICICI Limited
ICICI Towers,
Bandra-Kurla Complex,
Mumbai 400 051,
Maharashtra, India
T +91-22-2653 1414
F +91-22-2653 1122

REGISTRAR FOR INDIAN SHARES (COMMON AGENCY FOR DEMAT AND PHYSICAL SHARES)
Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville,
Opp. Yashodha Hospital, Raj Bhavan Road,
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
Contact Person–Mr. G S Dharma Veer
E hyd2_bigshare@yahoo.com

TABLE 1 Equity history of the Company				UP TO MARCH 31, 2007
DATE	**PARTICULARS**	**ISSUED**	**CANCELLED**	**CUMULATIVE**
February 24, 1984	Issue to promoters	200		200
November 22, 1984	Issue to promoters	243,300		243,500
June 14, 1986	Issue to promoters	6,500		250,000
August 9, 1986	Issue to public	1,116,250		1,366,250
September 30, 1988	Forfeiture of 100 shares		100	1,366,150
August 9, 1989	Rights Issue (2:1)	819,750		2,185,900
December 16, 1991	Bonus Issue (2:1)	1,092,950		3,278,850
January 17, 1993	Bonus Issue (1:1)	3,278,850		6,557,700
May 10, 1994	Bonus Issue (1:2)	13,115,400		19,673,100
May 10, 1994	Issue to promoters	2,250,000		21,923,100
July 26, 1994	GDR underlying Equity Shares	4,301,076		26,224,176
September 29, 1995	SEFL shareholders on merger (10:1)	263,062		26,487,238
January 30, 2001	CDL Shareholders on merger (25:9)	5,142,942		31,630,180
January 30, 2001	Cancellation of shares held in CDL		41,400	31,588,780
April 11,2001 & April 24, 2001	ADR underlying Equity Shares	6,612,500		38,201,280
July 9, 2001	GDR conversion into ADR			38,201,280
September 24, 2001	ARL Shareholders on merger (12:1)	56,694		38,257,974
October 25, 2001	Sub division of equity shares (Rs. 10 to Rs. 5 per share)			76,515,948
January 30, 2004	Allotment pursuant to exercise of Stock Options	3,001		76,518,949
April, 29, 2005	Allotment pursuant to exercise of Stock Options	20,000		76,538,949
February 13,2006	Allotment pursuant to exercise of Stock Options	68,048		76,606,997
March 24, 2006	Allotment pursuant to exercise of Stock Options	12,573		76,619,570
March 31, 2006	Allotment pursuant to exercise of Stock Options	75,000		76,694,570
May 11, 2006	Allotment pursuant to exercise of Stock Options	7,683		76,702,253
July 1, 2006	Allotment pursuant to exercise of Stock Options	34,687		76,736,940
August 16, 2006	Allotment pursuant to exercise of Stock Options	20,862		76,757,802
August 30, 2006	Bonus Issue (1:1)	76,757,802		153,515,604
November 22, 2006	ADR underlying Equity Shares	12,500,000		166,015,604
November 29, 2006	ADR underlying Equity Shares (Green Shoe option)	1,800,000		167,815,604
December 19, 2006	Allotment pursuant to exercise of Stock Options	13,958		167,829,562
February 16, 2007	Allotment pursuant to exercise of Stock Options	70,782		167,900,344
March 20, 2007	Allotment pursuant to exercise of Stock Options	11,836		167,912,180

EQUITY HISTORY OF THE COMPANY

Table 1 gives the equity history of the Company since incorporation of the Company up to March 31, 2007.

DESCRIPTION OF VOTING RIGHTS

All shares issued by the Company carry the equal voting rights.

PERSONS HOLDING OVER 1% OF THE SHARES

Table 2 gives the names of the persons who hold more than 1 per cent shares of the Company as on March 31, 2007.

CHART 1 Movement of the Company's share price in 2006–07 on NSE


S&P CNX Nifty
Dr. Reddy's Share Price

Notes:
1. *All values are indexed to 100 as on April 1, 2006.*
2. *S&P CNX Nifty is a diversified 50 stock index accounting for 23 sectors of the Indian corporates. It is owned and managed by India Index Services and Products Ltd. ("IISL"), which is a joint venture between NSE and CRISIL.*
3. *The Company issued one equity share for each equity share held by shareholders as bonus on August 30, 2006. The share prices have been adjusted from August 28, 2006 for bonus issue for comparison purpose.*

TABLE 2	Persons holding 1 per cent or more of the shares in the Company	AS ON MARCH 31, 2007
SR. NO.	NAME	NO. OF SHARES HELD[1]	% OF PAID UP CAPITAL
1	Dr. Reddy's Holdings Private Limited	37,798,290	22.51
2	Life Insurance Corporation of India	13,323,325	7.93
3	HSBC Global Investment Funds	7,759,530	4.62
4	FID Funds (Mauritius) Limited	3,661,012	2.18
5	Lloyd George Investment Management	2,506,742	1.49
6	Master Trust Bank of Japan Limited	2,408,503	1.43
7	JP Morgan Asset Management (Europe)	2,178,182	1.30

[1] does not include ADR holdings

TABLE 3 High, low and number of shares traded per month on BSE, NSE and NYSE — IN 2006-07

MONTH	BSE			NSE			NYSE[1]		
	HIGH (RS.)	LOW (RS.)	NO. OF SHARES	HIGH (RS.)	LOW (RS.)	NO. OF SHARES	HIGH (U.S.$)	LOW (U.S.$)	NO. OF ADR
Apr-06	1,539.50	1,314.00	1,714,008	1,537.90	1,276.80	6,868,333	33.30	30.73	8,790,000
May-06	1,754.00	1,282.10	1,885,008	1,754.00	1280.00	8,446,268	38.12	27.89	14,634,600
Jun-06	1,451.10	1,158.00	2,011,507	1,399.00	1,140.00	6,701,427	29.21	24.61	12,707,200
Jul-06	1,455.00	1,197.90	1,977,303	1,454.80	1,195.00	5,333,569	31.40	26.31	9,112,400
Aug-06	1,517.00	1,375.05[2]	1,593,880	1,700.60	1,371.00[2]	6,402,753	32.11	29.76	4,860,600
Sep-06	773.50	700.00	3,159,385	774.00	700.00	10,301,000	16.60[3]	15.05	4,724,800
Oct-06	774.00	701.00	2,474,951	778.00	701.10	8,967,967	17.25	15.25	7,832,800
Nov-06	820.00	709.00	4,071,606	807.00	711.15	14,300,255	18.03	15.75	18,007,700
Dec-06	840.00	738.25	4,108,626	889.00	723.45	15,490,168	18.54	16.61	11,676,900
Jan-07	835.00	735.00	2,658,000	834.90	734.15	10,862,660	18.70	16.55	12,015,100
Feb-07	755.70	630.00	2,374,180	757.75	606.00	10,446,617	17.33	14.76	14,309,600
Mar-07	734.95	608.00	2,995,430	734.40	601.00	14,392,557	16.65	13.85	11,299,200

[1] One ADR is equal to one Equity share. [2] The Company issued one equity share for each equity share held by shareholders as bonus on August 30, 2006. The record date for bonus issue was August 28, 2006. The price has been adjusted for bonus shares for comparison purpose. [3] The bonus issue and subsequent price adjustment was effective on the NYSE on September 7, 2006. The price has been adjusted for bonus shares for comparison purpose.

STOCK DATA

Table 3 gives the monthly high, low and the total number of shares/ADRs traded per month on the BSE, NSE and the NYSE during the financial year 2006-07.

Chart 1 gives the movement of the Company's share price on NSE vis-à-vis S&P CNX Nifty during the financial year 2006-07

Chart 2 gives the movement of Dr. Reddy's ADR price on NYSE vis-à-vis S&P ADR index during the financial year 2006-07 and **Chart 3** gives premium/discount in per cent on ADR traded at NYSE compared to price quoted at NSE.

SHAREHOLDING PATTERN AS ON MARCH 31, 2007

Tables 4 and 5 give the data on shareholding classified on the basis of ownership and shareholder class, respectively.

DIVIDEND HISTORY

Chart 4 gives the dividend history of the Company from 1996-97.

The dividend proposed for declaration by shareholders for 2006-07 is Rs. 3.75 per share of Rs. 5 face value, which is 75%.

NOMINATION FACILITY

Shareholders holding physical shares may, if they so want, send their nominations in prescribed Form 2B of the Companies (Central Government's) General Rules and Forms, 1956 to the Registrars & Transfer Agents of the Company. Those holding shares in dematerialised form may contact their respective Depository Participant (DP) to avail the nomination facility.

CHART 2 Movement of the Company's ADR price in 2006–07 on NYSE



140
120
100
80
80
S&P ADR Index
Dr. Reddy's ADR Price
Apr 1 '06
May 1 '06
Jun 1 '06
Jul 1 '06
Aug 1 '06
Sep 1 '06
Oct 1 '06
Nov 1 '06
Dec 1 '06
Jan 1 '07
Feb 1 '07
Mar 1 '07
Mar 31 '07

Notes:
1. *All values are indexed to 100 as on April 1, 2006.*
2. *The S&P ADR Index is based on the non-U.S. stocks comprising the S&P Global 1200. For details of the methodology used to compute this index please visit www.adr.com.*
3. *The Company issued one equity share for each equity share held by shareholders as bonus. The bonus issue and subsequent price adjustment was effective on the NYSE on September 7, 2006. The share prices have been adjusted for bonus shares for comparison purpose.*

TABLE 4	Distribution of shareholdings on the basis of ownership				
CATEGORY	**AS ON MARCH 31, 2007**		**AS ON MARCH 31, 2006**		
	NO. OF SHARES	**% OF TOTAL**	**NO. OF SHARES**	**% OF TOTAL**	**CHANGE**
PROMOTER'S HOLDING					
Individuals	4,489,584	2.67	2,232,542	2.91	(0.24)
Companies	37,798,290	22.51	18,893,245	24.64	(2.13)
Sub-Total	**42,287,874**	**25.18**	**21,125,787**	**27.55**	**(2.37)**
Indian Financial Institutions	13,961,129	8.32	5,536,530	7.22	1.10
Banks	523,345	0.30	24,750	0.03	0.28
Mutual Funds	10,794,465	6.43	1,679,347	2.19	4.24
FOREIGN HOLDINGS					
Foreign Institutional Investors	46,162,315	27.49	21,829,357	28.46	(0.97)
Non Resident Indians	3,412,822	2.03	1,711,228	2.23	(0.20)
American Depository Receipts	27,872,226	16.60	15,441,327	20.13	(3.53)
Overseas Corporate Bodies	–	–	1,000	–	–
Sub total	**77,447,363**	**46.12**	**38,982,912**	**50.82**	**(4.70)**
Indian Public and Corporate	22,898,004	13.63	9,345,244	12.19	1.44
TOTAL	**167,912,180**	**100.00**	**76,694,570**	**100.00**	

TABLE 5	Distribution of shareholding according to shareholder class, on March 31, 2007			
SHARES HELD	**NO. OF SHAREHOLDERS**	**% OF SHAREHOLDERS**	**NO. OF SHARES HELD**	**% OF SHARE HOLDING**
1 – 5,000	98,314	95.81	8,695,861	5.18
5,001 – 10,000	1,799	1.76	2,624,370	1.56
10,001 – 20,000	1,204	1.17	3,538,400	2.11
20,001 – 30,000	412	0.40	2,094,692	1.25
30,001 – 40,000	256	0.25	1,765,259	1.05
40,001 – 50,000	96	0.09	881,121	0.52
50,001 – 100,000	253	0.25	3,417,688	2.04
100,001 and above	280	0.27	117,022,563	69.69
TOTAL (excluding ADRs)	**102,614**	**100.00**	**140,039,954**	**83.40**
Equity shares underlying ADRs[1]	1	0.00	27,872,226	16.60
TOTAL	**102,615**	**100.00**	**167,912,180**	**100.00**

[1] held by beneficial owners outside India

SHARE TRANSFER SYSTEM

All services relating to share transfers / transmissions and information may be addressed to:

Bigshare Services Private Limited
G-10 Left Wing, Amrutha Ville,
Opp. Yashodha Hospital, Raj Bhavan Road,
Hyderabad 500 082
T +91-40-2337 4967
F +91-40-2337 0295
E hyd2_bigshare@yahoo.com
Contact Person–Mr. Dharma Veer, Branch Manager

The Company periodically audits the operations of Share Transfer Agent. The number of shares transferred / transmitted in physical form during the last two financial years is given in **Table 6.**

DEMATERIALISATION OF SHARES

The Company's scrip forms part of the compulsory dematerialisation segment for all investors with effect from February 15, 1999. To facilitate easy access of the dematerialised system to the

CHART 3 Premium/Discount on ADR Traded at NYSE Compared to Price Quoted at NSE



Notes:
Premium/Discount has been calculated on a daily basis using RBI reference exchange rate.

TABLE 6 Shares transferred / transmitted in physical form	2006-07	2005-06
Number of transfers / transmissions	317	223
Number of shares	54,172	31,213

TABLE 7 Shareholder queries and requests received and replied to — IN 2006-07

SL. NO.	NATURE OF LETTERS	OPENING BALANCE	RECEIVED	REPLIED	CLOSING BALANCE[1]
1	Change of address	–	350	350	–
2	Revalidation and issue of duplicate dividend warrants	72	348	387	33
3	Sub-division of shares	–	418	418	–
4	Share transfers	7	414	402	19
5	Transmission of shares	–	38	38	–
6	Split of shares	–	21	21	–
7	Stop transfer	–	47	47	–
8	Power of attorney registration	–	–	–	–
9	Change of bank mandate	–	40	40	–
10	Correction of name	–	–	–	–
11	Dematerialization of Shares	6	1776	1774	8
12	Rematerialization of Shares	–	39	39	–
13	Issue of duplicate share certificates of Dr. Reddy's	3	32	32	3
14	Issue of duplicate share certificates of ARL/SEFL/CDL	–	46	46	–
15	Letters & emails received from Shareholders	23	398	419	2
16	Complaints received from Stock Exchanges/SEBI etc.	–	29	29	–

[1] The Company has resolved all the shareholders' complaints as on March 31, 2007. The above table does not include those shareholders' complaints, which are pending in various courts.

investors, the Company has signed up with both the depositories — namely, the National Securities Depository Limited ("NSDL") and the Central Depository Services (India) Limited ("CDSL") — and has established connectivity with the depositories through its Registrar, Bigshare Services Private Limited.

Chart 5 gives the break up of dematerialized shares and shares in certificate form as on March 31, 2007 as compared with that of March 31, 2006.

Dematerialisation of shares is done through Bigshare Services Private Limited and on an average the dematerialisation process is completed within 10 days from the date of receipt of a valid dematerialisation request along with the relevant documents.

SECRETARIAL AUDIT

For each quarter of the financial year 2006-07, a qualified practicing Company Secretary carried out secretarial audits to reconcile the total admitted capital with NSDL and CDSL, and total issued and listed capital. The audit reports confirm that the total issued/ paid up capital is in agreement with the total number of shares in physical form and the total number of dematerialized shares held with NSDL and CDSL.

OUTSTANDING ADRS AND THEIR IMPACT ON EQUITY SHARES

The Company's ADRs are traded in the U.S. on New York Stock Exchange ("NYSE") under the ticker symbol 'RDY'. Each ADR is represented by one equity share. As on March 31, 2007, there were approximately 22,470 record holders of ADRs evidencing 27,872,226 ADRs.

QUERIES AND REQUESTS RECEIVED FROM SHAREHOLDERS IN 2006-07

Table 7 gives details of types of shareholder queries received and replied to during

CHART 4 Dividend history of the Company


IN 00%
30%
30%
30%
30%
40%
150%
100%
100%
100%
100%
75%
96-97
97-98
98-99
99-00
00-01
01-02
02-03
03-04
04-05
05-06
06-07
Proposed
Interim Dividend
Final Dividend

TABLE 8 Last three Annual General Meetings

YEAR	DATE AND TIME	LOCATION	SPECIAL RESOLUTION(S) PASSED
2003–04	July 28, 2004 at 11.30 A.M	Hotel Viceroy, Tank Bund Road Hyderabad – 500 080	• Approval to the Employee Stock Option Scheme • Amendment in the Employee Stock Option Scheme • Amendment in Articles of Association of the Company
2004–05	July 27, 2005 at 11.30 A.M	Hotel Viceroy, Tank Bund Road Hyderabad – 500 080	• Amendment in Dr. Reddy's Laboratories Limited Stock Options Scheme, 2002 • Approval to the Employee Stock Option Scheme
2005–06	July 28, 2006 at 11.30 A.M.	Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad – 500 034	• Remuneration of Directors other than the Managing/ Whole-time Directors • Further issue of shares

TABLE 9 Dates of transfer of unclaimed dividend

FINANCIAL YEAR	TYPE OF DIVIDEND	DATE OF DECLARATION	AMOUNT OUTSTANDING AS ON MARCH 31, 2007	DUE FOR TRANSFER ON
1999-2000	Interim	23.03.2000	540,840.00	11.05.2007
1999-2000	Final	29.09.2000	165,091.00	17.11.2007
1999-2000	Interim (erstwhile Cheminor)	23.03.2000	1,154,324.00	11.05.2007
1999-2000	Final (erstwhile Cheminor)	06.07.2000	1,806,970.00	24.08.2007
2000-2001	Final	24.09.2001	1,157,457.50	31.10.2008
2001-2002	Interim	31.10.2001	1,605,370.00	07.12.2008
2001-2002	Final	26.08.2002	2,084,415.00	02.10.2009
2002-2003	Final	25.08.2003	1,838,670.00	01.10.2010
2003-2004	Final	28.07.2004	1,815,800.00	03.09.2011
2004-2005	Final	27.07.2005	338,824.50	02.09.2012
2005-2006	Final	28.07.2006	111,649.90	01.09.2013

2006–07. Pending queries and requests were either received during the last week of March 2007, or were pending due to non-receipt of information/documents from the shareholders.

The company has designated shares@drreddys.com as an exclusive email ID for redressal of investor grievances and posted the same on company's website.

DATES AND VENUE OF LAST THREE ANNUAL GENERAL MEETINGS

Table 8 gives the date, time, location and business transacted at last three Annual General Meetings.

All special resolutions in the Annual General Meetings held in 2004, 2005 and 2006 were passed through show of hands. There is no proposal to conduct postal ballot for any matter in ensuing Annual General Meeting.

DISCLOSURE ON LEGAL PROCEEDINGS PERTAINING TO SHARES

There are six pending cases relating to disputes over title of the shares, in which the Company has been made a party. These cases, however, are not material in nature.

CHART 5 Dematerialized shares and shares in physical form


IN 00%


Physical Form
24.13%
Electronic Form
NSDL
75.22%
Electronic Form
CDSL
0.65%
March 31, 2006
Physical Form
21.54%
Electronic Form
NSDL
77.18%
Electronic Form
CDSL
1.28%
March 31, 2007

UNCLAIMED DIVIDENDS

Pursuant to section 205A of the Companies Act, 1956, unclaimed dividends up to and including for the financial year 1998–99 have been transferred to the general revenue account of the Central Government / Investor Education and Protection Fund.

The dividends for the following years, which remain unclaimed for seven years will be transferred to Investor Education and Protection Fund established by the Central Government under Section 205C of the Companies Act, 1956. **Table 9** gives the transfer dates in this regard. Shareholders who have not claimed these dividends are, therefore, requested to do so before they are statutorily transferred to the Investor Education and Protection Fund. Shareholders who have not encashed their dividend warrants relating to the dividends specified in Table 9 are requested to immediately approach M/s Bigshare Services Private Limited, Hyderabad for the issue of duplicate warrants / demand drafts in lieu of the dividend warrants.

NON-COMPLIANCE ON MATTERS RELATING TO CAPITAL MARKETS

There has been no instance of non-compliance relating to capital markets for the last three years.

FINANCIAL RESULTS ON COMPANY'S WEBSITE

The quarterly, half yearly and annual results of the Company are displayed on its website www.drreddys.com. Presentations to analysts, as and when made, are immediately placed on the website for the benefit of the shareholders and public at large. Apart from the above, the Company also regularly provides relevant information to the stock exchanges as per the requirements of the listing agreements.

PLANT LOCATIONS

IN INDIA

API

Bulk Drugs – I
Plot No. 137,138 & 146, IDA Bollaram,
Jinnaram Mandal, Dist. Medak – 502 320, A.P.

Bulk Drugs – II
Plot No.110&111, IDA Bollaram,
Jinnaram Mandal, Dist. Medak – 502 320, A.P.

Bulk Drugs – III
Plot No.116, IDA Bollaram,
Jinnaram Mandal, Dist. Medak – 502 320, A.P.

Bulk Drugs – IV
Plot No. 9/A, Phase – III, IDA Jeedimetla,
Dist. Ranga Reddy – 500 055, A.P.

Bulk Drugs – V
Peddadevulapally, Tripuraram Mandal,
Dist. Nalgonda – 508 207, A.P.

Bulk Drugs – VI
IDA Pydibheemavaram, Ransthal Mandal,
Dist. Srikakulam – 532 409, A.P.

Bulk Drugs – IX
IDA Pydibheemavaram, Ransthal Mandal,
Dist. Srikakulam – 532 409, A.P.

Formulations

Formulation – I
IDA Bollaram, Jinnaram Mandal,
Dist. Medak – 502 320, A.P.

Formulation – II
S Y No. 42 Bachupally, Quthbullapur Mandal,
Dist. Ranga Reddy – 500 123, A.P.

Formulation – III
Ward-F, Block-4, Adavipolam,
Yanam – 533 464, Pondicherry

Formulation – V
Khol, Nalagarh, Solan, Nalagarh Road,
Baddi – 173 205, Himachal Pradesh

Generics
Survey No. 41 Bachupally, Quthbullapur Mandal,
Dist. Ranga Reddy – 500 043, A.P.

Critical Care
Survey No. 47 Bachupally, Quthbullapur Mandal,
Dist. Ranga Reddy – 500 043, A.P.

Critical Care
IDA Pydibheemavaram, Ransthal Mandal,
Dist. Srikakulam – 532 409, A.P.

Critical Care
Plot No. 137,138 & 146, IDA Bollaram,
Jinnaram Mandal, Dist. Medak – 502 320, A.P.

Biotech
Survey No. 47 Bachupally, Quthbullapur Mandal,
Dist. Ranga Reddy – 500 043, A.P.

Custom Pharmaceuticals Services
Bollaram Road, Miyapur,
Hyderabad – 500 050, A.P.

Custom Pharmaceuticals Services
Plot No. 31A, Phase –1, Jeedimetla,
Dist. Ranga Reddy – 500 055, A.P.

Discovery Research
Bollaram Road, Miyapur,
Hyderabad – 500 050, A.P.

OUTSIDE INDIA

Dr. Reddy's Laboratories (UK) Limited
Riverview Road, Beverly, East Yorkshire,
HU 17 Old, United Kingdom.

Kunshan Rotam Reddy Pharmaceutical Co. Limited
Huangpujiangzhonglu Kunshan Economic
and Technological Development Zone,
Jiangsu province, China.

Industrias Quimicas Falcon de Mexico S.A. de C.V.
Km 4.5 Carr. Fed. Cuernavaca-Cuautla, 62578
CIVAC, Jiutepec, Morelos, Mexico

Discovery Research
3075, Northwoods Circle, Norcross,
Georgia 30071, USA

INFORMATION ON DIRECTORS PROPOSED FOR REAPPOINTMENT

The information is given in the Chapter on Corporate Governance.

QUERIES AT ANNUAL GENERAL MEETING

Shareholders desiring any information with regard to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready. The queries relating to operational and financial performance may be raised at the Annual General Meeting.

The Company provides the facility of Investor-Helpdesk at the Annual General Meeting. Shareholders may post their queries relating to shares, dividends etc., at this Investor-Helpdesk.

PROCEDURE FOR CONVENING AN EXTRAORDINARY GENERAL MEETING

An Extraordinary General Meeting of the Company may be called by the requisition of shareholders. Such a requisition shall set out the matters of consideration for which the meeting is to be called on, signed by the requestors, and deposited at the registered office of the Company.

Pursuant to the provisions of the Companies Act, 1956, members entitled to the requisition of an Extraordinary General Meeting with regard to any matter shall be those who hold not less than one-tenth of the paid-up capital of the Company as at the date of the deposit of the requisition, and carry the right of voting in that matter.

PROCEDURE FOR NOMINATING A DIRECTOR ON THE BOARD

Pursuant to Section 257 of the Companies Act, 1956, any member intending to propose a person for appointment on the Board of the Company shall leave a signed notice signifying candidature to the office of a Director, along with a deposit of Rs. 500 at the registered office of the Company, not less than fourteen days before the shareholders' meeting. All nominations are considered by the Nomination Committee of the Board of Directors entirely consisting of independent Directors.

INFORMATION ON MEMORANDUM AND ARTICLES OF ASSOCIATION

The Memorandum and Articles of Association of the Company are available at the corporate website of the Company, www.drreddys.com.

CERTIFICATE FROM THE COMPANY SECRETARY

I, V Viswanath, Company Secretary of Dr. Reddy's Laboratories Limited, hereby confirm that the Company has:

a. Complied with provisions prescribed for Director Identification Number under the Companies Act, 1956 and Director Identification Number Rules, 2006 as amended.
b. Maintained all the books of account and statutory registers prescribed under the Companies Act, 1956.
c. Filed all forms and returns and furnished all necessary particulars to the Registrar of Companies and/or Authorities as required under the Companies Act, 1956.
d. Conducted the Board Meetings and Annual General Meetings as per the Companies Act, 1956 and the minutes thereof were properly recorded in the minutes books.
e. Effected share transfers and despatched the certificates within the time limit prescribed by various authorities.
f. Not exceeded the borrowing powers.
g. Paid dividend to the shareholders within the time limit prescribed and has also transferred the unpaid dividend to the Investor Education and Protection Fund within the time limit.
h. Complied with the regulations prescribed by the Stock Exchanges, SEBI and other Statutory Authorities and also the statutory requirements under the Companies Act, 1956 and other applicable statutes in force.
i. The certificate is given by the undersigned according to the best of his knowledge and belief, knowing fully well that on the faith and strength of what is stated above, the shareholders of the Company will place full reliance on it.

V VISWANATH
COMPANY SECRETARY

PLACE **HYDERABAD**
DATE **18 MAY 2007**

Dr. Reddy's Laboratories Ltd \five years at a glance based on consolidated US GAAP financials

ALL FIGURES IN RS. MILLION EXCEPT EPS

YEAR ENDING MARCH 31	2007	2006	2005	2004	2003
[illegible]					
Product sales	64,185	24,077	19,126	20,081	18,070
Service Income	882	142	47	22	–
License fees	28	48	346	–	–
Other	–	0	0	0	–
Total revenues	**65,095**	**24,267**	**19,519**	**20,104**	**18,070**
Cost of revenues	34,220	12,417	9,386	9,337	7,848
Gross profit	**30,876**	**11,850**	**10,134**	**10,767**	**10,222**
as a % of revenues	47	49	52	54	57
[illegible]					
Selling, general and administrative expenses	14,051	8,029	6,774	6,543	5,103
Research and development expenses	2,463	2,153	2,803	1,992	1,412
Amortization expenses	1,571	420	350	383	419
Write-down of intangible assets	1,770	–	–	–	–
Foreign exchange (gain) / loss	(137)	126	489	(282)	70
Other Operating (income) / expenses, net	(67)	(320)	6	83	–
TOTAL OPERATING EXPENSES	**19,651**	**10,408**	**10,423**	**8,718**	**7,004**
Operating income	**11,224**	**1,442**	**(289)**	**2,049**	**3,218**
as a % of revenues	17	6	(1)	10	18
Equity in loss of affiliate	(63)	(88)	(58)	(44)	(92)
Other (expense) / income, net	(661)	534	454	536	683
INCOME BEFORE INCOME TAX AND MINORITY INTEREST	**10,500**	**1,887**	**107**	**2,540**	**3,809**
Income tax benefit/(expense)	(1,177)	(258)	94	(69)	(398)
Minority interest	3	(0)	10	3	(7)
NET INCOME / (LOSS)	**9,327**	**1,629**	**211**	**2,474**	**3,404**
as a % of revenues	14	7	1	12	19
Net income / (loss) per equity share					
Basic	59	11	1	16	22
Diluted	59	11	1	16	22
Dividend declared per share of Rs. 5 (Rs.)	3.75	5.00	5.00	5.00	5.00
[illegible]					
Cash and cash equivalents	17,981	3,713	9,288	4,376	7,273
Working capital (Total Current Assets – Total Current Liabilities)	18,933	1,345	10,771	11,103	12,024
Total assets	85,919	68,768	29,288	26,619	23,092
Total long-term debt, including current portion	21,541	21,863	31	184	185
Total stockholders' equity	41,578	22,272	20,953	21,039	18,832
[illegible]					
Net cash provided by / (used in)					
Operating activities	11,805	1,643	2,292	3,999	4,367
Investing activities	592	(34,524)	633	(6,506)	(1,955)
Financing activities	1,754	27,211	1,931	(376)	(153)
Effect of exchange rate changes on cash	118	95	56	(14)	(95)
Expenditure on property, plant and equipment	(4,477)	(1,873)	(1,749)	(2,416)	(1,516)

note: EPS for 2003–2006 has been adjusted for bonus issue made in August, 2006

RATIOS	2007	2006	2005
PERFORMANCE RATIOS			
International revenue / total revenue %	85.9	65.9	65.7
Domestic revenue / total revenue %	14.1	34.1	34.3
Gross profit / total revenue %	47.4	48.8	51.7
– API %	38.8	28.2	27.8
– Formulations %	70.4	68.9	68.1
– Generics %	45.5	46.5	54.7
– Custom Pharmaceuticals%	29.4	24.7	73.5
– Critical care & biotechnology %	67.0	65.9	66.5
Selling, general and administrative expenses / total revenue %	21.6	33.1	34.7
R&D Expenses / total revenue %	3.8	8.9	14.4
--Drug Discovery / total R&D %	31.5	37.8	31.0
Operating profit / total revenue %	17.2	5.9	-1.9
Depreciation and amortization / total revenue %	4.6	6.5	6.7
Other income / total revenue %	1.0	2.2	2.7
Profit before tax / total revenue %	16.1	7.8	0.5
Profit after tax / total revenue %	14.3	6.7	1.1
BALANCE SHEET RATIOS			
Fixed Assets turnover ratio	6.1	3.0	2.9
Capital expenditure / total revenue %	6.9	7.7	9.0
Working capital turnover ratio[1]	9.8	4.9	4.6
Debt / equity	0.60	1.39	0.13
Debtors turnover (Days)	35	63	68
Inventory turnover ratio (Days)	77	153	126
Cash and equivalents / total assets[2]	21.6	14.2	31.7
Investments / total assets	1.3	1.6	4.5
GROWTH RATIOS			
Total revenue %	168.2	24.3	(2.8)
– API %	43.6	18.6	(9.0)
– Formulations %	24.1	26.9	4.2
– Generics %	719.2	13.4	(17.5)
– Custom Pharmaceuticals %	397.4	325.8	175.5
– Critical Care & Biotechnology %	19.2	31.1	28.2
International revenue %	249.6	24.7	(0.9)
Selling, general and administrative expenses %	75.0	18.5	3.2
R&D expenses %	14.4	(23.2)	40.8
PER SHARE DATA			
Book value (Rs. per share)	247.6	145.2	136.9
Dividend %	75.00	100.00	100.00
Dividend per share (Rs.)	3.75	5.00	5.00
Price / earnings, end of year	12.38	66.78	282.77
Basic earnings per share	58.82	10.64	1.38
Diluted earnings per share	58.56	10.62	1.38

Dr. Reddy's Laboratories Ltd \ ratio analysis

Notes: (1) 2005-06 numbers include the results of the acquisitions in Germany for 28 days and in Mexico for 3 months. Hence, the ratios may not be comparable with those of earlier years.

(2) For the ratio working capital is calculated as (Accounts receivables; inventories & other current assets) Less (Trade accounts payables; accrued expenses & other current liabilities).

(3) Cash & cash equivalents includes restricted cash (current and non-current portion).

EVA – Economic Value Added ®	AS AT MARCH 31 (RS. IN MILLIONS)				
	2007	**2006**	**2005**	**2004**	**2003**
Shareholders Funds	41,578	22,272	20,953	21,039	18,832
Debt – LT (including current portion)	21,541	25	31	184	185
TOTAL CAPITAL EMPLOYED	**63,119**	**22,297**	**20,984**	**21,223**	**19,017**
Earnings before Interest & Tax – EBIT	11,555	2,186	173	2,555	3,944
Tax on EBIT*	2,510	363	2	205	398
NOPAT (A)	**9,045**	**1,823**	**171**	**2,350**	**3,546**
Cost of Debt	3.4%	2.1%	2.3%	1.9%	1.9%
Cost of Equity & Retained Earnings	13.8%	13.7%	12.3%	10.8%	11.9%
WEIGHTED AVERAGE COST OF CAPITAL	**10.7%**	**13.7%**	**12.3%**	**10.8%**	**11.9%**
CAPITAL CHARGES (B)	**6,475**	**3,052**	**2,571**	**2,269**	**2,241**
Economic Value added (a-b)	2,570	(1,229)	(2,400)	80	1,305

® EVA is a registered trademark of Stern Stewart & Co.

MVA – Market Value Added	AS AT MARCH 31 (RS. IN MILLIONS)				
	2007	**2006**	**2005**	**2004**	**2003**
Current Market Value of Debt[1]	21,541	21,863	31	184	185
No of o/s shares (Mn)	168	77	77	77	77
SHARE PRICE DETAILS[2]					
High for the year	889	1,517	1,004	1,461	1,150
Low for the year	570	605	650	816	675
AVERAGE PRICE	**730**	**1,061**	**827**	**1,139**	**912**
Average Market Value of Equity	122,492	81,216	63,302	87,124	69,821
Market Value of Debt & Equity	144,033	103,079	63,333	87,308	70,005
Book Value of Debt & Equity	63,119	44,135	20,984	21,070	18,873
MARKET VALUE AT END OF YEAR	**80,914**	**58,944**	**42,349**	**66,238**	**51,133**
NET MVA ADDED DURING THE YEAR	**21,970**	**16,595**	**(23,889)**	**15,105**	**6,063**

[1] Book values, including current portion [2] Share prices in 2007 adjusted for bonus issue


Economic Value Added
80
(2,400)
2003


Market Value Added
2003

Dr. Reddy's Laboratories Ltd \ intangible acounting

Note for EVA : 1. The cost of equity is calculated by using the following formula: Return on risk-free investment + expected risk premium on equity investment adjusted for the beta variant for Dr. Reddy's in India 2. 10-year G-Sec yield taken as the risk-free rate of investment (7.50%) 3. Beta value of 0.72 used for calculation of cost of equity 4. Taxes on EBIT calculated at the effective tax rate (excluding deferred taxes) 5. All the calculations are based on US GAAP Consolidated Financials 6. Long-term debt of Rs. 21.8 billion taken in march 2006 has been ignored for 2006 EVA calculation.



Dear Members,

Your Directors are pleased to present the 23rd Annual Report for the year ended March 31, 2007.

FINANCIAL HIGHLIGHTS

Table 1 gives the financial highlights of the Company in the financial year 2006–07 as compared to previous financial year on Indian GAAP standalone basis.

DIVIDEND

Your Directors are pleased to recommend a dividend of Rs. 3.75 per equity share of Rs. 5 for the financial year 2006–07. The dividend, if approved at the ensuing Annual General Meeting, will be paid to those shareholders whose names appear on the register of members of the Company as on July 9, 2007.

The dividend would be tax-free in the hands of the shareholders.

EMPLOYEE STOCK OPTION SCHEMES

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on March 31, 2007 under the "Dr. Reddy's Employee Stock Option Scheme, 2002" and the "Dr. Reddy's Employees ADR Stock Option Scheme, 2007" are set out in the Annexure – 1 to the Directors' Report.

SHARE CAPITAL

The paid up Share Capital of your Company increased by Rs. 456,088,050 in the financial year ended March 31, 2007, due to

TABLE 1 Financial highlights for the financial year ended March 31 (RS. IN THOUSANDS)

	2007	2006
Income	**40,843,048**	**21,365,711**
Gross profit	**14,993,466**	**3,750,983**
Depreciation	1,335,009	1,113,337
Profit before tax	13,658,457	2,637,646
Taxation		
Current tax	(1,889,864)	(526,407)
Net profit for the year	**11,768,593**	**2,111,239**
Add: Profit and loss brought forward	3,196,508	1,815,464
TOTAL AVAILABLE FOR APPROPRIATION	**14,965,101**	**3,926,703**
APPROPRIATIONS		
Proposed dividend on equity shares	629,671	383,473
Tax on proposed dividend	107,013	53,782
Dividend of previous year	242	114
Transfer to general reserve	1,176,859	211,124
Balance carried forward	13,051,101	3,278,210

1. Allotment of 76,757,802 bonus equity shares to the shareholders at the ratio of 1:1 (one equity share for each equity share held) for all existing shares including American Depository Shares in August 2006.
2. Allotment of 14,300,000 equity shares underlying American Depositary Receipts in November 2006.
3. Allotment of 159,808 equity shares on exercise of Stock Options by the eligible employees under Dr. Reddy's Employee Stock Option Scheme, 2002.

CORPORATE GOVERNANCE AND ADDITIONAL INFORMATION TO SHAREHOLDERS

A detailed report on the Corporate Governance system and practices of the Company are given in a separate section in this Annual Report. Detailed information for the shareholders is given in Additional Shareholders' Information section.

MANAGEMENT DISCUSSION AND ANALYSIS

A detailed Management Discussion and Analysis is provided in the Annual Report

SUBSIDIARY COMPANIES

The Company had 29 subsidiary companies as on March 31, 2007. The members may refer to the Statement under Section 212 of the Companies Act, 1956 and information on the financials of subsidiaries appended to the above Statement under Section 212 of the Companies Act, 1956 in this Annual Report for further information on these subsidiaries.

The Ministry of Company, Affairs vide its letter Nos. 47/364/2006-CL-III dated January 18, 2007 and 47/364/2006-CL-III dated May 8, 2007 granted approval to the Company for not attaching the financials of subsidiary companies to the financials of the Company for the financial year 2006–07.

The members, if they desire, may write to Company Secretary at Dr. Reddy's Laboratories Limited, 7-1-27, Ameerpet, Hyderabad – 500 016 to obtain a copy of the financials of the subsidiary companies.

DIRECTORS RESPONSIBILITY STATEMENT

In terms of Section 217 (2AA) of the Companies Act, 1956, your Directors confirm as under:

1. In the preparation of annual accounts, the applicable accounting standards have been followed. There are no material departures from prescribed accounting standards.
2. We have selected such accounting policies and applied them consistently and made judgments and estimates that are reasonable and prudent so as to give a true and fair view of the state of affairs of the Company at the end of the financial year 2006-07 and of profit of the Company for that period;
3. We have taken proper and sufficient care for the maintenance of adequate accounting records in

Your Directors are pleased to recommend a dividend of Rs. 3.75 per equity share of Rs. 5 for FY 06–07.

This financial year the paid up Share Capital of your Company increased by Rs. 456,088,050.

Gross profit this financial year end was Rs. 40,843,048 thousands.

accordance with the provisions of this Act for safeguarding the assets of the Company and for preventing and detecting fraud and other irregularities; and

4. We have prepared the annual accounts on an on going concern basis.

FIXED DEPOSITS

Your Company has not accepted any fixed deposits under Section 58A of the Companies Act, 1956 and hence no amount of principal or interest was outstanding as of the Balance Sheet date.

DIRECTORS

Dr. Omkar Goswami and Mr. Satish Reddy retire by rotation at the ensuing Annual General Meeting scheduled on July 24, 2007 and are eligible for re-appointment. The brief profiles of Dr. Omkar Goswami and Mr. Satish Reddy are given in the Corporate Governance section for the reference of members.

It is proposed to re-appoint Mr. Satish Reddy as Managing Director and Chief Operating Officer of the Company for a further period of 5 years commencing October 1, 2007. The resolution for the same has been included in the notice of the Annual General Meeting scheduled to be held on July 24, 2007.

The Board of Directors appointed Dr. J P Moreau and Ms. Kalpana Morparia as Additional Directors on the Board of the Company on May 18, 2007 and June 5, 2007 respectively. They will hold this office till the Annual General Meeting of the Company scheduled on July 24, 2007. Due notices under Section 257 of the Companies Act, 1956 have been received from members proposing their appointment. It is proposed to appoint them as Directors of the Company liable to retire by rotation. The resolutions for the same has been included in the notice of the Annual General Meeting scheduled to be held on July 24, 2007.

AUDITORS

The Statutory Auditors of the Company BSR & Co., Chartered Accountants, retire at the ensuing Annual General Meeting and have confirmed their eligibility and willingness to accept office of Auditors, if reappointed. The Audit Committee and the Board of Directors recommend BSR & Co., as Statutory Auditors of the Company for the financial year 2007-08 for shareholders approval.

COST AUDIT

Pursuant to Section 233B of the Companies Act, 1956, the Central Government has prescribed Cost Audit of the Company's Bulk Drugs Division and Formulation Division.

Subject to the approval of the Central Government, the Board has appointed Sagar Associates as Cost Auditors of the Company for the financial year 2006-07. The Cost Audit is under process and the Company will submit the Cost Auditors' report to the Central Government in time.

PARTICULARS OF EMPLOYEES

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies (Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are set out in the Annexure –2 to the Directors' Report.

CONSERVATION OF ENERGY RESEARCH AND DEVELOPMENTS, TECHNOLOGY ABSORPTION, FOREIGN EXCHANGE EARNING AND OUTGO

The particulars as prescribed under Section 217(1)(e) of the Companies Act, 1956, read with the Companies (Disclosure of particulars in the report of Board of Directors) Rule, 1988 are set out in the Annexure –3 to the Directors' Report.

ACKNOWLEDGEMENT

Your Directors place on record their sincere appreciation for significant contribution made by the employees through their dedication, hard work and commitment and the trust reposed on us by the medical fraternity and the patients.

Your Directors also acknowledge the support and wise counsel extended to us by the analysts, bankers, government agencies, shareholders and investors at large and look forward to having the same support in our endeavour to help people lead healthier lives.

FOR **DR. REDDY'S LABORATORIES LIMITED**

DR. K. ANJI REDDY
CHAIRMAN

PLACE **HYDERABAD**
DATE **5 JUNE 2007**

ANNEXURES TO THE DIRECTORS' REPORT

ANNEXURE 1

Pursuant to the provisions of Guideline 12 of the Securities and Exchange Board of India (Employee Stock Option Scheme and Employee Stock Purchase Scheme), Guidelines, 1999, as amended, the details of stock options as on March 31, 2007 under the Dr. Reddy's Employee Stock Option Scheme, 2002 and the Dr. Reddy's Employee ADR Stock Option Scheme, 2007 are as under:

SL. NO.	DESCRIPTION	DETAILS	
		DR. REDDY'S EMPLOYEE STOCK OPTION SCHEME, 2002	DR. REDDY'S EMPLOYEE ADR STOCK OPTION SCHEME, 2007
1.	Options granted	4,589,316	Nil
2.	The pricing formula	Dr. Reddy's Employee Stock Option Scheme, 2002 provides for the grant of options in two categories:	Dr. Reddy's Employee ADR Stock Option Scheme, 2007 provides for the grant of options in two categories:
		Category A: 600,000 stock options out of the total of 4,590,956 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	Category A: 382,695 shall be available for grant of Stock Options at the fair market value; and
		Category B: 3,990,956 stock options out of the total of 4,590,956 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).	Category B: 1,148,084 Options shall be available for grant of Stock Options at par value of the shares i.e. Rs. 5 per option."
		The fair market value of a share on each grant date falling under Category A above is defined as the weighted average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period.	The fair market value of a share on each grant date falling under Category A above is defined as the closing price of the Company's equity shares on the trading day immediately preceding the date of grant, in the stock exchange where there is highest trading volume during that period.
3.	Options vested	146,936	Nil
4.	Options exercised	580,284	Nil
5.	The total number of shares arising as a result of exercise of option	580,284	Nil
6.	Options lapsed	2,928,200	Nil
7.	Variation of terms of options	1. Members of the Company approved the amendment in Dr. Reddy's Employee Stock Option Scheme, 2002 at the Annual General Meeting held on July 28, 2004.	Not applicable
		The amendment enabled the Company to grant Stock Options in two categories as discussed below. Before this amendment Dr. Reddy's Employee Stock Option Scheme, 2002 provided for grant of options at fair market value only.	
		Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and	
		Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).	
		2. Members of the Company approved the amendment in Dr. Reddy's Employee Stock Option Scheme, 2002 at the Annual General Meeting held on July 28, 2004.	
		The amendment enabled the Company to grant Stock Options in two categories as discussed in para 2 above. Before this amendment Dr. Reddy's Employee Stock Option Scheme, 2002 provided for grant of options at fair market value only.	
8.	Money realised by exercise of options	Rs. 92,339,732.70	Nil
9.	Total number of options in force	1,080,832	Nil

10.	Employee wise details as on March 31, 2007 of options granted to		
	(i) Senior managerial personnel	**Name** / **Exercise price** / **No. of options** Mr. Abhijit Mukherjee / Par Value / 18,700 Mr. Arun Sawhney / Par Value / 21,540 Mr. Ashwani Kumar Malhotra / Par Value / 16,254 Mr. Jaspal Singh Bajwa / Par Value / 22,500 Mr. Jeff Wasserstein / Par Value / 23,000 Mr. K.B. Sankara Rao / Par Value / 18,250 Mr. Mark Hartman / Fair Market Value / 32,000 Mr. Mark Hartman / Par Value / 20,000 Dr. R. Rajagopalan / Par Value / 16,740 Mr. Raghu Cidambi / Par Value / 19,500 Mr. Saumen Chakraborty / Fair Market Value / 5,000 Mr. Saumen Chakraborty / Par Value / 20,600 Dr. Uday Saxena / Par Value / 19,400 Mr. V.S. Vasudevan / Fair Market Value / 101,480 Mr. V.S. Vasudevan / Par Value / 8,000	Nil
	(ii) Any other employee who receives a grant in any one year of option amounting to 5% or more of option granted during that year.	Nil	Nil
	(iii) Identified employees who were granted option, during any one year, equal to or exceeding 1% of the issued capital (excluding outstanding warrants and conversions) of the Company at the time of grant;	Nil	Nil
11.	Diluted Earnings Per Share (EPS) pursuant to issue of shares on exercise of option calculated in accordance with Accounting Standard (AS) 20 'Earnings Per Share'	73.74	
12.	The difference between the employee compensation cost computed under Intrinsic Value Method and the employee compensation cost that shall have been recognized if the Company had used the Fair Value Methods and its impact on profits and on EPS of the Company	The employee Compensation Cost on account of ESOP in the financial year 2006-07 based on Intrinsic Value Method is Rs. 181.6 million. Had the Company used the Fair Value Method, the ESOP cost in the financial year 2006-07 would have been Rs. 175.4 million. There would not have been any adverse effect on the Profit and EPS, on using fair value method of accounting.	
13.	Weighted-average exercise prices and weighted-average fair values of options for options whose exercise price either equals or exceeds or is less than the market price of the stock	Weighted average exercise price of the outstanding Fair Market Value options as on March 31, 2007 was Rs. 427.87. Weighted average exercise price of the outstanding Fair Market Value options as on March 31, 2007 was Rs. 5. The weighted average fair value of the outstanding options as on March 31, 2007 was Rs. 258.20.	

14.	Description of the method and significant assumptions used during the year to estimate the fair values of options:	The Company has opted Intrinsic Value Method for accounting of Compensation Cost arising out of ESOP. However for disclosures in para 12 above the following assumptions have been used:
	(i) Risk-free interest rate,	6.5% – 7.4%
	(ii) Expected life,	12 months to 48 months
	(iii) Expected volatility,	30.5% to 33.6%
	(iv) Expected dividends, and	0.50%
	(v) The price of the underlying share in market at the time of option grant	Rs. 685.10 to Rs. 756.05

The Company issued one bonus equity share for each equity share held as on August 29, 2006. The numbers of stock options, fair values and exercise prices have been adjusted for bonus issue in the above disclosures.

ANNEXURE 2

Pursuant to the provisions of Section 217(2A) of the Companies Act, 1956 read with Companies

SL. NO.	NAME OF THE EMPLOYEE	AGE	DESIGNATION / NATURE OF DUTY	GROSS REMUNERATION	QUALIFICATION
Employed for the full year					
1	Dr. K. Anji Reddy	67	Chairman	27,449,871	B.Sc. (Tech.), Ph.D.
2	Mr. G. V. Prasad	46	Vice Chairman and CEO	16,088,000	B. Sc. (Chem. Engg.), M.S. (Indl. Admn.)
3	Mr. Satish Reddy	39	Managing Director and COO	16,072,000	B.Tech., M.S. (Medicinal Chemistry)
4	Mr. Arun Sawhney	51	President – API	12,373,847	B.Com., P.G.D.B.M.
5	Mr. Abhijit Mukherjee	48	President – Developing Business	10,517,204	B.Tech. (Chem.)
6	Mr. Jaspal Singh Bajwa	55	President – Formulations	14,028,455	B.Sc., M.B.A.
7	Dr. R. Rajagopalan	57	President – Discovery Research	8,359,076	M.Sc., Ph.D.
8	Mr. Saumen Chakraborty	46	President and Chief Financial Officer	11,588,887	B.Sc.(H), M.B.A (I.I.M.)
9	Mr. V. S. Vasudevan	56	President - Europe Generics	10,589,454	B.Com., A.C.A.
10	Mr. Ashwani Kumar Malhotra	51	Executive Vice President	8,561,095	M.Pharm., P.G.D. (I.E.M.), P.G.D (C.S.)
11	Mr. K. B. Sankara Rao	53	Executive Vice President	8,521,312	M.Pharm.
12	Dr. N. R. Srinivas	47	Executive Vice President	7,574,057	B. Pharm., Ph.D .
13	Mr. Sandeep Sahney	42	Executive Vice President	7,804,514	M.B.A.
14	Dr. Kashi Nath Singh	55	Senior Vice President	5,812,004	M.Sc., Ph.D.
15	Mr. Prabir Kumar Jha	40	Senior Vice President	5,155,639	M.A., P.G.D.M.(X.L.R.I.)
16	Mr. Vilas Dholye	57	Senior Vice President	5,318,528	B.Tech. (Chem.)
17	Mr. Apurba Bhattacharya	54	Vice President	3,633,047	M.Sc., Ph.D.
18	Mr. B. Madhusudan Rao	39	Vice President	5,026,280	M.Sc., M.Phil.
19	Mr. Cartikeya Reddy	36	Vice President	3,786,838	B.Tech., M.S., Ph.D.
20	Dr. C. Seshagiri Rao	56	Vice President	3,929,276	M.Sc., Ph.D.
21	Mr. J. N. G. G. Shankar	48	Vice President	3,688,544	M.Pharm., M.B.A.
22	Mr. K. N. Reddy	53	Vice President	3,997,097	M.Sc.
23	Mr. K. P. Gopala Krishnan	49	Vice President	2,956,319	B.E., P.G.D.P.M.
24	Mr. K. Ramesh	46	Vice President	3,915,123	B.E.(Mech.), M.M.S.
25	Mr. K. Ranga Reddy	51	Vice President	3,512,931	B.Com., C.A.Inter.
26	Dr. K. Vyas	50	Vice President	4,014,006	M.Sc., Ph.D.
27	Mr. M. S. Mohan	43	Vice President	5,315,204	M.Pharm.
28	Dr. Ranjan Chakraborty	49	Vice President	4,515,984	M.Sc., Ph.D.
29	Dr. R. Ezhil Arasan	48	Vice President	4,551,235	M.B.B.S., M.D.
30	Ms. Ritha Chandrachud	43	Vice President	4,208,456	B.Sc., M.M.S.
31	Mr. R. V. Ramesh	37	Vice President	2,609,897	B.E. (Chem.Engg.)
32	Mr. Singhai Sunil Chand	51	Vice President	3,915,012	M.Pharm.
33	Mr. T. S. Rangan	42	Vice President	3,876,528	M.B.A., M.S. (I.S.)
34	Mr. Umang Vohra	35	Vice President	3,792,876	B.E., M.B.A.(Finance)
35	Mr. V. K. Chandrasekharan	54	Vice President	3,987,592	B.Sc.
36	Mr. Atul Dhavle	36	Senior Director	2,442,268	B.E.
37	Mr. Harshal P Bhagwatwar	43	Senior Director	2,761,888	M.Pharm., M.S., Ph.D.
38	Mr. Indu Bhushan	42	Senior Director	3,712,035	M.Pharm.
39	Mr. B. S. Yadav	46	Senior Director	2,539,401	M.Pharm., P.G.D.M.S.
40	Mr. Kalyan Krishnan NH	47	Senior Director	2,408,180	B.Sc., M.Sc., M.B.A.
41	Mr. K. Ganesh	44	Senior Director	2,600,374	B.Com., A.C.A.
42	Mr. K. Sumesh Reddy	38	Senior Director	2,499,553	B.Sc., L.L.B., L.L.M.
43	Mr. K. V. S. Ram Rao	43	Senior Director	3,059,932	B.Tech., M.E., Ph.D.
44	Mr. M. V. Suryanarayana	45	Senior Director	3,280,845	M.Sc., M.Phil., Ph.D.
45	Mr. Nanda Venkateswarlu	40	Senior Director	2,981,759	B.Tech., P.G.D.I.E.
46	Mr. Parimal Upadhyay	42	Senior Director	3,218,464	B.Pharm., M.B.A.
47	Mr. Prashant Kumar Pathak	44	Senior Director	2,595,548	B.Sc.
48	Mr. P. V. Sankar Dass	44	Senior Director	3,367,261	B.Sc., D.M.M.
49	Mr. P. Yugandhar	35	Senior Director	2,439,893	M.M.S.
50	Ms. Rajani Kesari	35	Senior Director	2,481,104	B.Com., A.C.A., A.I.C.W.A.
51	Dr. Ravi Pillai	45	Senior Director	2,808,103	M.S., Ph.D.
52	Mr. Sharat P Narsapur	40	Senior Director	2,637,664	B.Tech. (Chem. Engg.)
53	Mr. Shrikant G Kale	56	Senior Director	2,531,996	B.E., M.E.
54	Mr. S. Milind Hardas	46	Senior Director	3,352,391	B.Sc., D.M.M.
55	Dr. Suresh Kankanwadi	42	Senior Director	3,225,296	M.B.B.S., M.D., Ph.D.
56	Mr. Swapn	36	Senior Director	2,450,636	B.E., M.B.A.
57	Mr. Vilas Dahanukar	40	Senior Director	3,135,868	M.Pharm., Ph.D.
58	Mr. V. S. Suresh	49	Senior Director	2,894,212	B.Com., A.I.C.W.A., A.C.S.
59	Dr. J. Moses Babu	44	Principal Research Investigator	3,051,272	M.Sc., Ph.D.
60	Dr. K. B. Sunil Kumar	44	Principal research Investigator	2,474,752	M.Sc., Ph.D.
61	Dr. N. Selva Kumar	41	Principal Research Investigator	2,824,772	M.Sc., M.Phil., Ph.D.
62	Dr. Parimal Misra	43	Principal Research Investigator	3,081,958	M.Sc., Ph.D.
63	Dr. V. M Sharma	44	Principal Research Investigator	2,415,845	M.Sc., Ph.D.
Employed for the part of the year					
1	Mr. S. Venkatraman	60	Senior Vice President	4,67,342	M.Sc.
2	Mr. K. S. R. Krishna Reddy	48	Vice President	22,39,449	B.Com.
3	Mr. V. V. S. Murthy	51	Vice President	22,53,064	B.Com., A.C.A.
4	Mr. Crispin Rivera	51	Head (Process Engineering)	33,33,335	Chem. Engg.
5	Mr. Raghunathan Sampath	50	Senior Director	6,75,015	B.Com., B.L., A.C.A.
6	Mr. Sharad Tyagi	46	Senior Vice President	8,52,089	B.E., P.G.D.M.

1. All the above employments are contractual in nature.
2. Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy are relatives within the meaning of Section 6 of the Companies Act, 1956.
3. Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. Satish Reddy are also eligible for commission on the net profits of the company. The Commission has been included in the remuneration specified above.
4. None of the employees in their individual capacity owns equivalent to or more than 2% of the outstanding shares of the Company as on March 31, 2007

(Particulars of Employees) Rules, 1975 as amended, the names and other particulars of employees are as under:

EXPERIENCE IN YEARS	DATE OF COMMENCEMENT	PARTICULARS OF LAST EMPLOYMENT
37	01.09.1986	Managing Director – Standard Organics Limited
23	30.06.1990	Promoter Director – Benzex Labs Private Limited
15	18.01.1993	Director – Globe Organics Limited
24	01.06.2001	Chief Executive – Max-GB Limited
26	15.01.2003	President – Atul Limited
30	10.04.2003	Executive Director and COO – Marico Industries Limited
34	18.04.1994	Principal Research Scientist – Hoechst India Limited
23	02.07.2001	Vice President – Tecumseh
33	01.04.1986	Finance Head – Standard Equity Fund Limited
27	08.02.2001	Unit Head – Cipla Limited
29	29.09 1986	Production Executive – Cipla Limited
17	01.06.2001	Senior Research Investigator – Bristol Myers Sqibbs Company
20	04.04.2005	Director (Sales & Marketing) – Eli Lilly & Co (I) Private Limited
34	08.08.2003	President – Alkem Laboratories Limited
15	29.11.2002	Regional Head (H.R.) – Mahindra British Telecom Limited
28	18.12.2000	Vice President – Pidilite Industries Limited
24	30.12.2005	Associate Proessor – Texas A&M Kingsville
14	09.07.1993	–
16	20.07.2004	Senior Engineer – Genetech Inc.
33	21.04.1994	Senior Research Executive – I.D.P.L.
27	28.02.1996	General Manager – John Wyeth (India) Limited
29	16.05.1994	Manager – Ranbaxy Laboraoties Limited
25	16.04.2003	General Manager – Sanmar Speciality Chemicals Limited
23	25.01.2002	General Manager – Max India Limited
26	12.08.1985	–
26	15.07.1994	Post Doctoral Fellow – University of California
19	01.03.2000	Assistant Manager – Astra IDL Limited
24	08.08.1985	Research Associate – University of Massachusetts Medical Centre
20	27.09.2004	Vice President – USV Limited
21	14.07.2003	Sr. Director – Fulford (India) Limited
16	12.11.2003	Vice President – Shasun Chemiclas & Drugs Limited
29	19.02.2001	General Manager – Ranbaxy Laboratories Limited
20	07.12.1999	Manager (Finance & I.T.) – Zeneca Agrochemicals Limited
13	18.02.2002	Senior Manager – Pepesico., India
29	17.04.1992	Divisional Manager – Fyto Chem Formulations
15	07.06.1999	Deputy Manager – Du Pont Fibres Limited
22	02.08.2004	Associate Driector – Wockhardt Limited
16	03.11.2003	Associate Director – Lupin Limited
24	28.07.1999	Works Manager – IPCA Laboratories Limited
21	10.02.1998	Manager – Torrent Pharmaceuticals Limited
15	14.10.2005	Country Treasurer – Philips Electronics
16	01.09.2002	Faculty – ISB Middle Earth
14	03.04.2000	Senior Manager – Vam Organic Chemicals Limited
17	22.12.1989	–
18	05.10.1998	Manager – IPI Automation Sdn Bhd.
19	09.10.1997	Area Business Manager – Pharmacia & Upjohn
23	03.01.1994	SOL Pharmaceuticals Limited
24	07.10.1991	Director – T.D.P.L.
13	21.02.2001	Manager – Eli Lilly Ranbaxy Limited
16	14.08.2001	Senior Auditor – KPMG
12	04.07.2005	Associate Director – Ranbaxy Research Laboratories
19	20.01.1998	Project Manager – Shrirang Agro Chem (P) Limited
33	01.03.2002	Consultant – PEP Consultants
25	17.12.1994	Area Sales Manager – Wockhardt Limited
18	11.09.2002	Assistant Vice President – Lambda Therapeutic Research (P) Limited
14	15.09.2003	Head (Commercial) – MARS Inc.,
13	12.06.2003	Senior Principal Scientist – Schering Plough
28	02.09.1996	Manager – Fisher-Xomox India Limited
16	01.10.1993	Lecturer – Wesley College, Hyderabad
15	10.04.1996	Assistant Driector – Virnta Labs Limited
12	03.03.1999	Postdoctoral – Iowa State University
19	05.11.1996	Associate Director – Council of Scientific and Industrial Research
15	02.06.1992	–
33	25.03.1987	General Manager (Tech.) – Uniloids Limited
22	05.11.1984	Resident Executive, Cheminor Drugs Limited
27	23.08.1995	Manager Accounts – Coromandel Fertilizers Limited
31	01.11.2006	Industrias Quimicas Falcon de Mexico
23	02.01.2007	Director – BSR & Co.
22	16.01.2007	Director – Engelhard Asia Pacific India Private Limited

ANNEXURE 3

Form A

Form for Disclosure of Particulars with respect to Conservation of Energy.

A. Power and Fuel Consumption

1. ELECTRICITY PURCHASED	2006-07	2005-06
Unit	102,560,471	89,957,682
Total amount (Rs.)	340,274,397	306,829,107
Rate/unit (Rs.)	3.32	3.41
Own generation – through diesel generator set		
	2006-07	2005-06
Unit	5,163,571	2,010,367
Units per ltr. of diesel oil	3.25	3.54
Rate/unit (Rs.)	9.43	9.12

2. COAL (USED IN BOILER)	2006-07	2005-06
Quantity (tonnes)	37,777	32,835
Total Cost (Rs.)	100,365,087	83,150,579
Average rate (Rs.)	2,657	2,532

3. FURNACE OIL	2006-07	2005-06
Quantity (K Lts.)	4,334	4,084
Total Cost (Rs.)	72,603,211	60,354,195
Rate/ unit (Rs.)	16,752	14,780

B. Consumption per unit of production

The Company manufactures APIs and finished dosages in various forms and pack sizes. It is therefore impractical to apportion the consumption and cost of utilities to each unit.

Form B

RESEARCH AND DEVELOPMENT (R & D)

1. Specific areas in which R & D carried out by the Company.

- Our research and development activities can be classified into several categories, which run parallel to the activities in our principal areas of operations:
- Formulations, where our research and development activities are directed at the development of product formulations, process validation, bio-equivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products for sale in the emerging markets.
- Active pharmaceutical ingredients and intermediates, where our research and development activities concentrate on development of chemical processes for the synthesis of active pharmaceutical ingredients for use in our generics and formulations segments and for sales in the emerging and developed markets to third parties.
- Generics, where our research and development activities are directed at the development of product formulations, process validation, bio-equivalency testing and other data needed to prepare a growing list of drugs that are equivalent to numerous brand name products whose patents and regulatory exclusivity periods have expired or are nearing expiration in the regulated markets of the United States and Europe.
- During fiscal 2004, we integrated the product development capabilities in our API, generics and formulations segments to increase our focus on productivity and product delivery, by combining technical excellence with process excellence. We also strengthened our technical, intellectual property and legal skills to enhance our new product development process. This will help us leverage our core technology strengths in chemistry and formulation development with legal, regulatory and intellectual property management expertise to expand our product pipeline.
- Critical care and biotechnology, where research and development activities are directed at the development of oncology and biotechnology products for the emerging as well as regulated markets.
- Custom pharmaceuticals, where we intend to leverage the strength of our process chemistry skills to cater to the niche segment of the specialty chemical industry targeting innovator pharmaceutical companies. The research and development is directed toward supporting the business to focus on marketing of process development and manufacturing services to emerging and established pharmaceutical companies.
- Drug discovery, where we are actively pursuing discovery and development of NCEs. Our research programs focus on the following therapeutic areas:
  — Metabolic disorders
  — Cardiovascular disorders
  — Cancer
  — Bacterial infections

We are pursuing an integrated research strategy with our laboratories in the U.S. focusing on discovery of new molecular targets and designing of screening assays to screen for promising lead molecules. Discovery is followed by selection and optimisation of lead molecules and further clinical development of those optimised leads at our laboratories in India.

2. Benefits derived as a result of the R&D

- Commercial production of the new products
- Modification of existing manufacturing processes for some of the products and significant savings in cost of production

- Modification of existing manufacturing processes to reduce the time cycle
- Indian patents and U.S. patents filings
- Development of analytical methods for the products in various therapeutic areas

3. Future plan of action

- Commercialisation of new products for which the products are under trials at development stage. Several new products have been identified after a thorough study of the market and the processes to manufacture these products will be developed in the R&D lab.
- Development of Analytical methods for the new products and method validations.

4. Expenditure on R & D

	Expenditure on R & D	FOR THE YEAR ENDED MARCH 31	
		2007	2006
A	Capital (Rs. thousand)	470,868	205,164
B	Recurring (Rs. thousand)	2,457,109	2,334,285
C	Total (Rs. thousand)	2,927,977	2,539,449
	Total R & D expenditure as a percentage of total turnover	7.56%	11.89%

TECHNOLOGY, ABSORPTION, ADAPTATION AND INNOVATION

1.	Efforts, in brief, made towards technology absorption, adaptation and innovation	The Company has a full-fledged R&D Division continuously engaged in research on new products and on process development of existing products. The Company has developed indigenous technology in respect of the products manufactured by it. As soon as the technology is developed for a product, it is tested in Pilot Plant and thereafter commercial production is taken up. It is our philosophy to continuously upgrade the technology.
2.	Benefits derived as a result of the above efforts, e.g., product improvement, cost reduction, product development, import substitution, etc.	Product quality improvement, cost reduction, product development, import substitution etc. The continuous up gradation and adoption of new technology has benefited the Company in the form of better production process, better yields, better quality of the end product and cost reduction.
3.	In case of imported technology (imported during the last 5 years reckoned from the beginning of the financial year), following information may be furnished: a) Technology imported b) Year of import c) Has technology been fully absorbed d) If not fully absorbed, areas where this has not taken place, reasons there for and future plans of action.	No Imported technology

Form C

Foreign exchange earnings and outgo

Please refer information given in the notes to the annual accounts of the Company in Schedule 19 Notes to accounts item No. 15 and item No. 16.



This page has been intentionally left blank.


auditors' report
76
balance sheet
80
profit and loss account
81
schedules to balance sheet
82
schedules to profit and loss account
schedule to balance sheet and profit & loss account
98
cash flow statement
111
balance sheet abstract

IGAAP standalone financials

auditors' report to the members of Dr. Reddy's Laboratories Limited

We have audited the attached balance sheet of Dr. Reddy's Laboratories Limited ("the Company") as at 31 March 2007, the profit and loss account and the cash flow statement of the Company for the year ended on that date annexed thereto. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

1. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

2. As required by the Companies (Auditor's Report) Order, 2003, issued by the Central Government of India in terms of Sub-section (4A) of Section 227 of the Companies Act, 1956, we enclose in the Annexure, a statement on the matters specified in paragraphs 4 and 5 of the said Order.

3. Further to our comments in the Annexure referred to above, we report that:

   (a) we have obtained all the information and explanations, which to the best of our knowledge and belief were necessary for the purposes of our audit;

   (b) in our opinion, proper books of account as required by law have been kept by the Company so far as appears from our examination of those books;

   (c) the balance sheet, the profit and loss account and the cash flow statement dealt with by this report are in agreement with the books of account;

   (d) in our opinion, the Balance Sheet, the Profit and Loss Account and the Cash Flow Statement dealt with by this report comply with the accounting standards referred to in Sub-section (3C) of Section 211 of the Companies Act, 1956 to the extent applicable;

   (e) on the basis of written representations received from the Directors, and taken on record by the Board of Directors, we report that none of the Directors are disqualified as at 31 March 2007 from being appointed as a Director in terms of clause (g) of Sub-section (1) of Section 274 of the Companies Act, 1956; and

   (f) in our opinion and to the best of our information and according to the explanations given to us, the said accounts give the information required by the Companies Act, 1956, in the manner so required and give a true and fair view in conformity with the accounting principles generally accepted in India:

      (i) in the case of the balance sheet, of the state of affairs of the Company as at 31 March 2007;

      (ii) in the case of the profit and loss account, of the profit of the Company for the year ended on that date; and

      (iii) in the case of cash flow statement, of the cash flows of the Company for the year ended on that date.

for **BSR & Co.**
Chartered Accountants

S Sethuraman
Partner
Membership No. 203491

Place: Hyderabad
Date: **18 MAY 2007**

annexure to the auditors' report

The Annexure referred to in paragraph 2 of our report to the members of Dr. Reddy's Laboratories Limited ("the Company") for the year ended 31 March 2007. We report that:

i. (a) The Company has maintained proper records showing full particulars, including quantitative details and situation of fixed assets

(b) The Company has a phased programme of physical verification of its fixed assets which, in our opinion, is reasonable having regard to the size of the Company and the nature of its assets. In accordance with this programme, certain fixed assets were physically verified by management during the year and no material discrepancies were identified during such verification

(c) Fixed assets disposed off during the year were not substantial and therefore do not affect the going concern assumption

ii. (a) The inventory, except goods-in-transit and stocks lying with third parties, has been physically verified by the management during the year. In our opinion, the frequency of such verification is reasonable. For stocks lying with third parties at the year-end, written confirmations have been obtained

(b) In our opinion, the procedures of physical verification of inventories followed by the management are reasonable and adequate in relation to the size of the Company and the nature of its business

(c) The Company is maintaining proper records of inventory. The discrepancies noticed on verification between the physical stocks and the book records were not material

iii. (a) The Company has granted loans to eight companies covered in the register maintained under Section 301 of the Companies Act, 1956. The maximum amount outstanding during the year was Rs. 5,333,350 thousands and the year-end balance of such loans was Rs. 4,728,294 thousands

(b) In our opinion, the rate of interest and other terms and conditions on which loans have been granted to companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956 are not, prima facie, prejudicial to the interest of the Company

(c) In the case of loans granted to companies listed in the register maintained under Section 301, where stipulations have been made, the borrowers have been regular in repaying the principal amounts as stipulated and in the payment of interest

(d) There is no overdue amount of more than Rupees one lakh in respect of loans granted to any of the companies, firms or other parties listed in the register maintained under Section 301 of the Companies Act, 1956

(e) The Company has not taken loans secured or unsecured from any companies, firms and other parties covered in the register maintained under Section 301 of the Companies Act, 1956

iv. In our opinion and according to the information and explanations given to us, and having regard to the explanation that certain goods sold are for the specialised requirements of the buyers and suitable alternative sources are not available to obtain comparable quotations, there is an adequate internal control system commensurate with the size of the Company and the nature of its business with regard to purchase of inventories and fixed assets and with regard to the sale of goods and services. We have not observed any major weakness in the internal control system during the course of the audit.

v. (a) In our opinion and according to the information and explanations given to us, the particulars of contracts or arrangements referred to in Section 301 of the Companies Act, 1956 have been entered in the register required to be maintained under that section

(b) In our opinion, and according to the information and explanations given to us, the transactions made in pursuance of contracts and arrangements referred to in point (a) above and exceeding the value of Rs. 5 lakh with any party during the year, have been made at prices which are reasonable having regard to the prevailing market prices at the relevant time except for the sale of certain goods for the specialised requirements of the buyers and for which suitable alternative sources are not available to obtain comparable quotations. However, on the basis of information and explanations provided, the same appear reasonable

vi. The Company has not accepted any deposits from the public

vii. In our opinion, the Company has an internal audit system commensurate with the size and the nature of its business

viii. We have broadly reviewed the books of account maintained by the Company pursuant to the rules prescribed by the Central Government for maintenance of cost records under Section 209(1)(d) of the Companies Act, 1956, and are of the opinion that prima facie the prescribed accounts and records have been made and maintained. However, we have not made a detailed examination of the records

ix. (a) According to the information and explanations given to us and on the basis of our examination of the records of the Company, amounts deducted/ accrued in the books of account in respect of undisputed statutory dues including Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income-tax, Sales-tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues have been generally regularly deposited during the year by the Company with the appropriate authorities

(b) According to the information and explanations given to us, no undisputed amounts payable in respect of Provident Fund, Investor Education and Protection Fund, Employees' State Insurance, Income tax, Sales tax, Wealth tax, Service tax, Customs duty, Excise duty and other material statutory dues were in arrears as at 31 March 2007 for a period of more than six months from the date they became payable

(c) Further, since the Central Government has till date not prescribed the amount of cess payable under Section 441A of the Companies Act, 1956, we are not in a position to comment upon the regularity or otherwise of Company in depositing the same

(d) According to the information and explanations given to us, the dues set out in Appendix 1 in respect of Income tax, Sales tax, Customs duty and Excise duty have not been deposited with the appropriate authorities on account of disputes

annexure to the auditors' report

x. The Company does not have accumulated losses at the end of the financial year and has not incurred cash losses in the financial year and in the immediately preceding financial year

xi. In our opinion and according to the information and explanations given to us, the Company has not defaulted in repayment of dues to its bankers or to any financial institutions

xii. The Company has not granted loans and advances on the basis of security by way of pledge of shares, debentures and other securities

xiii. In our opinion and according to the information and explanations given to us, the Company is not a chit fund / nidhi / mutual benefit fund / society

xiv. According to the information and explanations given to us, the Company is not dealing or trading in shares, securities, debentures and other investments. Accordingly, Clause 4(xiv) of the Order is not applicable

xv. In our opinion and according to the information and explanations given to us, the terms and conditions on which the Company has given guarantees for loans taken by others from banks or financial institutions are not prejudicial to the interests of the Company

xvi. In our opinion and according to the information and explanations given to us and on the basis of our examination of the books of account, the term loans obtained by the Company were applied for the purpose for which such loans were obtained

xvii. According to the information and explanation given to us and on an overall examination of the balance sheet of the Company, we are of the opinion that no funds raised on short-term basis have been used for long term investment

xviii. The Company has not made any preferential allotment of shares to companies/firms/parties and companies covered in the Register maintained under Section 301 of the Companies Act, 1956

xix. The Company did not have any outstanding debentures during the year

xx. We have verified the end-use of money raised by public issues as disclosed in the notes to the financial statements

xxi. According to the information and explanations given to us, no fraud on or by the Company has been noticed or reported during the course of our audit. However, as indicated in Note 2(v) of Schedule 19, the Company received information from anonymous sources that certain persons have claimed income tax refunds by filing forged income tax deduction forms of the Company. The matter is currently under investigation. The Company, however, does not foresee any claim of damages, fine or penalty

for **BSR & Co.**
Chartered Accountants

S Sethuraman
Partner
Membership No. 203491

Place: Hyderabad
Date: **18 MAY 2007**

appendix 1 as referred to in para ix(d) of annexure to the auditors' report

Name of the statute	Nature of the dues	Amount (Rs. '000)	Period to which the amount related	Forum where dispute is pending
Sales Tax (Including Central Sales Tax and Local Sales Tax)				
Central Sales Tax Act, 1956 – Andhra Pradesh	Tax	2,528	2003-04	Appellate Deputy Commissioner
Delhi Sales Tax Act, 1975	Tax and Interest	691	2002-03	Appellate Deputy Commissioner
Central Sales Tax Act, 1969 – Gujarat	Tax	733	2003-04	Appellate Deputy Commissioner
Kerala General Sales Tax Act, 1963	Tax and surcharge	262	1997-98	Tax revision case filed with High Court
Central Sales Tax Act, 1956 – Kerala	Tax	245	1997-98	Tax revision case filed with High Court
Kerala General Sales Tax Act, 1963	Tax	1,610	1998-99	Tax revision case filed with High Court
Central Sales Tax Act, 1956 – Kerala	Tax	66	1998-99	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax and Interest	681	1999-00	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax	630	2000-01	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax	57	2001-02	Sales Tax Tribunal
Kerala General Sales Tax Act, 1963	Tax	800	2001-02	Assessing Officer
Kerala General Sales Tax Act, 1963	Tax	86	2002-03	Appellate Deputy Commissioner
Kerala General Sales Tax Act, 1963	Tax	213	2003-04	Appellate Deputy Commissioner
Rajasthan Sales Tax Act, 1954	Tax	88	2004-05	Appellate Deputy Commissioner
Excise Duty				
Central Excise Act,1944	Penalty	10	2000-02	CESTAT
Central Excise Act,1944	Duty	430	2002-06	Commissioner-Appeals
Central Excise Act,1944	Duty	575	2000-01	Asst. Commissioner
Central Excise Act,1944	Duty	113	2000-01	Asst. Commissioner
Central Excise Act,1944	Duty	85	2002-03	Commissioner Appeals
Central Excise Act,1944	Duty	187	2003-05	CESTAT
Central Excise Act,1944	Duty and Penalty	69	2004-05	Revision Authority - Delhi
Central Excise Act,1944	Credit and Penalty	70	2005-06	CESTAT
Central Excise Act,1944	Credit and Penalty	116	2005-06	Commissioner-Appeals
Central Excise Act,1944	Credit	1,518	2005-06	Joint Commissioner
Central Excise Act,1944	Credit	11	2005-06	Asst. Commissioner
Central Excise Act,1944	Credit	158	2006-07	Asst. Commissioner
Central Excise Act,1944	Duty	4,729	2003-05	CESTAT
Central Excise Act,1944	Duty	2,024	2004-06	Addl.Commissioner
Central Excise Act,1944	Duty	2,452	2005-06	Addl.Commissioner
Central Excise Act,1944	Duty	892	2002-03	Assistant Commissioner
Central Excise Act,1944	Duty	26,744	2005-06	Commissioner of CEX, Pondicherry
Central Excise Act,1944	Duty	702	2005-06	Commissioner-Appeals
Central Excise Act,1944	Duty	392	2005-06	Assistant Commissioner
Central Excise Act,1944	Interest	60	2003-04	Commissioner-Appeals
Central Excise Act,1944	Duty	225	2005-06	Commissioner-Appeals
Central Excise Act,1944	Interest	116	2005-06	Commissioner-Appeals
Central Excise Act,1944	Duty	4,125	2004-06	Additional Commissioner – Hyd-IV
Central Excise Act,1944	Duty	8,491	2005-07	Commissioner Hyd-IV
Central Excise Act,1944	Duty	423	2004-05	Assistant Commissioner
Central Excise Act,1944	Duty	469	2004-05	Assistant Commissioner
Central Excise Act,1944	Duty	11,786	2005-06	Commissioner Hyd-IV
Central Excise Act,1944	Duty	6,084	2005-06	Commissioner Hyd-IV
Central Excise Act,1944	Duty	2,723	1999-04	Commissioner
Central Excise Act,1944	Duty	4,349	2004-05	Commissioner
Central Excise Act,1944	Duty and Penalty	420	2000-03	CESTAT
Central Excise Act,1944	Duty	1,476	2004-05	Assistant Commissioner
Central Excise Act,1944	Duty	9,219	2003-04	CESTAT
Central Excise Act,1944	Duty	368	2004-05	Assistant Commissioner
Central Excise Act,1944	Duty	10,001	2001-04	Commissioner
Central Excise Act,1944	Valuation	398	2005-06	Commissioner-Appeals
Central Excise Act,1944	Valuation	6,913	2001-05	Commissioner
Customs Duty				
Customs Act,1962	Penalty	1,801	1994-00	Supreme Court
Income Taxes				
Income Tax Act, 1961	Tax and Interest	55,000	1999-00	ITAT
Income Tax Act, 1961	Tax and Interest	227	1999-00	Commissioner-Appeals
Income Tax Act, 1961	Tax and Interest	2,153	2000-01	ITAT
Income Tax Act, 1961	Tax and Interest	25,000	2004-05	Commissioner-Appeals
Income Tax Act, 1961	Tax and Interest	44,496	2002-03	ITAT
Income Tax Act, 1961	Tax and Interest	49,925	2003-04	ITAT
Income Tax Act, 1961	Tax and Interest	591	1993-94	ITAT
Income Tax Act, 1961	Tax and Interest	20,162	1993-94 & 1994-95	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	5,884	1998-99	ITAT
Income Tax Act, 1961	Tax and Interest	34,566	2000-01	ITAT
Income Tax Act, 1961	Tax and Interest	314	1991-92	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	1,160	1992-93	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	1,519	1993-94	High Court, Andhra Pradesh
Income Tax Act, 1961	Tax and Interest	3,693	1994-95	High Court, Andhra Pradesh

balance sheet AS AT 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	SCHEDULE	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	839,561	383,473
Reserves and surplus	2	42,894,005	22,237,944
		43,733,566	**22,621,417**
Loan funds			
Secured loans	3	19,225	1,451,285
Unsecured loans	4	3,279,794	7,787,410
		3,299,019	**9,238,695**
Deferred tax liability, net	19(3)	577,404	530,847
		47,609,989	**32,390,959**
APPLICATION OF FUNDS			
Fixed assets and Intangibles	5		
Gross block		12,911,921	10,528,977
Less: Accumulated depreciation and amortisation		(6,091,535)	(4,910,826)
Net block		6,820,386	5,618,151
Capital work-in-progress (including capital advances)		2,806,081	1,129,160
		9,626,467	**6,747,311**
Investments	6	8,302,126	8,217,937
Current assets, loans and advances			
Inventories	7	4,875,836	4,430,968
Sundry debtors	8	10,557,008	5,812,160
Cash and bank balances	9	14,567,111	6,509,429
Loans and advances	10	7,045,430	6,776,456
		37,045,385	**23,529,013**
Current liabilities and provisions			
Current liabilities	11	6,570,430	5,532,648
Provisions	12	793,559	570,654
		7,363,989	**6,103,302**
Net current assets		**29,681,396**	**17,425,711**
		47,609,989	**32,390,959**
Notes to accounts	19		

The schedules referred to above form an integral part of the balance sheet

As per our report attached
for BSR & CO.
Chartered Accountants
S SETHURAMAN — PARTNER
Membership No. 203491

HYDERABAD — 18 MAY 2007

for DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY — CHAIRMAN
G V PRASAD — VICE CHAIRMAN & CEO
K SATISH REDDY — MANAGING DIRECTOR & COO
SAUMEN CHAKRABORTY — CHIEF FINANCIAL OFFICER
V VISWANATH — COMPANY SECRETARY

profit and loss account FOR THE YEAR ENDED 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	SCHEDULE	FOR THE YEAR ENDED 31 MARCH 2007		FOR THE YEAR ENDED 31 MARCH 2006	
INCOME					
Sales, gross			38,280,381		20,955,141
Less: Excise duty on sales			(779,390)		(910,673)
Sales, net			**37,500,991**		**20,044,468**
License fees			1,744,737		29,982
Service income			447,040		60,550
Other income	13		1,150,280		1,230,711
			40,843,048		**21,365,711**
EXPENDITURE					
Material costs	14		11,215,910		7,561,526
Conversion charges			1,132,043		514,234
Excise duty			117,191		76,454
Personnel costs	15		2,797,652		2,128,442
Operating and other expenses	16		7,177,926		5,200,993
Research and development expenses		3,282,514		2,340,915	
Less: Amount reimbursed as per the research and development arrangements (Refer Note 21of Schedule 19)		(825,405)	2,457,109	(615,511)	1,725,404
Loss on sale of non-trade investments, net			–		18,434
Provision for decline in the value of long-term investments			472,069		175,000
Investments written off		–		134,102	
Less: Provision for decline in the value of long-term investments written back		–	–	(134,102)	–
Finance charges	17		479,682		214,241
Depreciation and amortisation			1,335,009		1,113,337
			27,184,591		**18,728,065**
Profit before taxation			**13,658,457**		**2,637,646**
Income tax expense	18		(1,889,864)		(526,407)
Profit after taxation			**11,768,593**		**2,111,239**
Balance in profit and loss account brought forward		3,278,210		1,815,464	
Less: Transistional liability recognised pursuant to adoption of Accounting Standard -15 (Revised) "Employee Benefits"	19(19)	(81,702)	3,196,508	–	1,815,464
Amount available for appropriation			**14,965,101**		**3,926,703**
APPROPRIATIONS					
Proposed dividend on equity shares			629,671		383,473
Tax on proposed dividend			107,013		53,782
Dividend of previous years			242		114
Transfer to general reserve			1,176,859		211,124
Balance carried forward			13,051,316		3,278,210
			14,965,101		**3,926,703**
Earnings per share	19(4)				
Basic – Par value Rs. 5 per share			74.23		13.79
Diluted – Par value Rs. 5 per share			73.74		13.72
Notes to accounts	19				

The schedules referred to above form an integral part of the profit and loss account

As per our report attached
for BSR & CO.
Chartered Accountants
S SETHURAMAN — PARTNER
Membership No. 203491

HYDERABAD — 18 MAY 2007

for DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY	CHAIRMAN
G V PRASAD	VICE CHAIRMAN & CEO
K SATISH REDDY	MANAGING DIRECTOR & COO
SAUMEN CHAKRABORTY	CHIEF FINANCIAL OFFICER
V VISWANATH	COMPANY SECRETARY

schedules to the balance sheet FOR THE YEAR ENDED 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

		AS AT 31 MARCH 2007		AS AT 31 MARCH 2006
SCHEDULE 1: SHARE CAPITAL				
Authorised				
200,000,000 (previous year: 100,000,000) equity shares of Rs. 5 each		1,000,000		500,000
Issued				
167,912,380 (previous year: 76,694,770) equity shares of Rs. 5 each fully paid-up (Note 1)		839,562		383,474
Subscribed and paid-up				
167,912,180 (previous year: 76,694,570) equity shares of Rs. 5 each fully paid-up	839,560		383,472	
Add: Forfeited share capital (Note 2)	1	839,561	1	383,473
		839,561		**383,473**

Notes:

1. Subscribed and paid-up share capital includes:

   (a) 111,732,202 (previous year: 34,974,400) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares. Out of total, 34,974,400 shares were alloted by capitalisation of General Reserve in earlier years. During the year, the Company further issued 76,757,802 equity shares as bonus shares by capitalisation of the Securities Premium Account.

   (b) 1,052,248* (previous year: 526,124) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.

   (c) 20,571,768* (previous year: 10,285,884) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.

   (d) 40,750,000* (previous year: 13,225,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS). The Company during the year, through a secondary offering raised Rs. 10,241,200 by issuing 14,300,000 ADS, representing 14,300,000 equity shares (Refer Note 10 of schedule 19).

   (e) 17,204,304* (previous year: 8,602,152) equity shares of Rs. 5 each allotted against Global Depository Receipts (GDR) that were converted into ADS during the year ended 31 March 2002.

   (f) 226,776* (previous year: 113,388) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.

   (g) 398,661* (previous year: 175,621) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002".

2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/-, forfeited due to non-payment of allotment money.

3. 1,080,832 stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002"(Refer Note 9 of Schedule 19).

* Number of shares outstanding have been adjusted for the bonus issue.

schedules to the balance sheet (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 2: RESERVES AND SURPLUS		
Capital reserve		
Balance at the beginning and end of the year	**7,276**	**7,276**
Securities premium account		
Balance at the beginning of the year	7,877,812	7,734,005
Add: Received during the year on exercise of employee stock options	83,330	143,807
Add: Received during the year on issue of American Depository Shares (ADS)	10,169,700	-
Less: Utilised for issue of bonus shares	(383,789)	-
Less: Utilisation towards ADS issue expenses	(227,290)	-
	17,519,763	**7,877,812**
Employee stock options outstanding		
Balance at the beginning of the year	261,053	275,402
Add: Options granted during the year	292,251	155,600
Less: Options forfeited during the year	(36,350)	(98,900)
Less: Options excercised during the year	(68,468)	(71,049)
Balance at the end of the year (A)	448,486	261,053
Deferred stock compensation cost		
Balance at the beginning of the year	146,592	222,965
Add: Options granted during the year	292,251	155,600
Less: Amortisation during the year, net of forfeiture	(181,611)	(133,073)
Less: Options forfeited during the year	(36,350)	(98,900)
Balance at the end of the year (B)	220,882	146,592
(A) – (B)	**227,604**	**114,461**
General reserve		
Balance at the beginning of the year	10,960,185	10,749,061
Add: Transferred from profit and loss account	1,176,859	211,124
	12,137,044	**10,960,185**
Foreign currency translation reserve		
Balance at the beginning of the year	-	-
Additions / deductions during the year (Note 1)	(48,998)	-
	(48,998)	**-**
Profit and loss account		
Balance in profit and loss account	**13,051,316**	**3,278,210**
	42,894,005	**22,237,944**

Note:

1) The foreign currency translation reserve comprises exchange difference on a monetary item that in substance forms part of the investment in Industrias Quimicas Falcon de Mexico, S.A.de.C.V (Mexico), a non – integral foreign operation as defined in Accounting Standard (AS) – 11(Revised 2003) on "The Effects of Changes in Foreign Exchange Rates"

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 3: SECURED LOANS		
Loan from Indian Renewable Energy Development Agency Limited (Note 1)	19,225	25,145
Short-term loans from banks		
Loan from State Bank of India	-	1,426,140
	19,225	**1,451,285**

Note:

1) Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power Plant. The loan is repayable in quarterly installments of Rs. 1,480 each quarter and carries an interest rate of 2% per annum.

schedules to the balance sheet (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 4: UNSECURED LOANS		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	68,708	70,980
from banks		
Packing credit loans (Note 1)	2,684,700	6,893,018
Bank overdraft (Note 2)	526,386	823,412
	3,279,794	**7,787,410**

Notes:

1) Foreign currency packing credit loan is from State Bank of India carrying an interest rates of LIBOR plus 60 bps, repayable on expiry of 6 months from the date of drawdown and rupee packing credit loans from Standard Chartered Bank and Bank of Tokyo – Mitsubishi UFJ Ltd carrying an interest rate of 9.5% and 9% per annum respectively. Packing credit loans for the previous year were taken from State Bank of India, HSBC, Citibank, Standard Chartered Bank, Bank of America and ABN Amro Bank carrying an interest rate of LIBOR plus 50-70 bps and repayable on expiry of 6 months from the dates of respective drawdown.

2) Bank overdraft is on the current accounts with HDFC Bank, which carry interest rates of 9% per annum. Previous year bank overdraft was on the current accounts with Citibank and HDFC Bank, with interest rates of 11% and 9% per annum respectively.

SCHEDULE 5: FIXED ASSETS

	GROSS BLOCK				DEPRECIATION				NET BLOCK	
DESCRIPTION	AS AT 1 APRIL 2006	ADDITIONS	DELETIONS	AS AT 31 MARCH 2007	AS AT 1 APRIL 2006	FOR THE YEAR	DELETIONS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Land – freehold (Note 1)	143,335	5,838	–	149,173	–	–	–	–	149,173	143,335
Buildings	1,666,790	450,652	–	2,117,442	337,418	79,960	–	417,378	1,700,064	1,329,372
Plant and machinery (Note 2)	4,733,659	1,263,856	45,188	5,952,327	2,425,675	623,755	43,228	3,006,202	2,946,125	2,307,984
Electrical equipment	548,125	171,761	3,006	716,880	264,746	66,411	1,713	329,444	387,436	283,379
Laboratory equipment	1,422,455	389,038	19,873	1,791,620	680,594	213,399	15,173	878,820	912,800	741,861
Furniture, fixtures and office equipment	672,475	171,025	15,619	827,881	458,593	109,157	14,583	553,167	274,714	213,882
Vehicles	261,609	119,493	28,756	352,346	107,989	60,055	18,251	149,793	202,553	153,620
Library	695	–	–	695	695	–	–	695	–	–
Intangibles										
Customer contracts	243,424	–	–	243,424	24,911	100,177	–	125,088	118,336	218,513
Technical know-how	522,310	–	63,777	458,533	335,035	52,231	51,509	335,757	122,776	187,275
Non-compete fees	227,500	–	–	227,500	204,750	22,750	–	227,500	–	22,750
Patents, trademarks and designs (including marketing know-how)	86,600	–	12,500	74,100	70,420	7,114	9,843	67,691	6,409	16,180
	10,528,977	**2,571,663**	**188,719**	**12,911,921**	**4,910,826**	**1,335,009**	**154,300**	**6,091,535**	**6,820,386**	**5,618,151**
Previous year	10,042,244	1,463,651	976,918	10,528,977	4,416,829	1,113,337	619,340	4,910,826	5,618,151	

Notes:

1) Land located at Pydibheemavaram allotted by the Andhra Pradesh Industrial Infrastructure Corporation Limited having a book value of Rs. 7,893 (previous year: Rs. 7,893) was not registered in the name of the Company as of 31 March 2007. The same has been subsequently registered in the Company's name on 18 April 2007.

2) The Company owns treated effluent discharge pipeline with a cost of Rs. 9,257 (previous year: Rs. 9,257) and net book value of Rs. 1,594 (previous year: Rs. 2,551) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.

3) Depreciation for the year includes depreciation amounting to Rs. 316,035 (previous year Rs. 211,639) on assets used for Research and Development.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 6: INVESTMENTS		
Long term at cost, unless otherwise specified		
I. QUOTED INVESTMENTS		
Non-trade		
(a) Equity shares (fully paid-up)		
12,000 (previous year: 12,000) equity shares of Rs. 10 each of State Bank of India (Note 1)	3,096	3,096
I. Total quoted investments	**3,096**	**3,096**
II. UNQUOTED INVESTMENTS		
Trade		
(a) Equity and preference shares (fully paid-up)		
In subsidiary companies		
50,000 (previous year: 50,000) equity shares of Rs. 10 each of DRL Investments Limited, India	500	500
11,625,000 (previous year: 11,625,000) ordinary shares of HK$ 1 each of Reddy Pharmaceuticals Hong Kong Limited, Hong Kong	58,021	58,021
Equity shares of OOO JV Reddy Biomed Limited, Russia (Note 2)	6,635	6,635
500,000 (previous year: 500,000) equity shares of U.S.$. 1 each of Reddy Antilles N.V., Netherlands	17,969	17,969
6,059,231 (previous year: 6,059,231) shares of Real $ 1 each of Dr. Reddy's Farmaceutica do Brasil Ltda., Brazil	97,085	97,085
400,750 (previous year: 400,750) ordinary shares of Dr. Reddy's Laboratories Inc., U.S.A.	175,038	175,038
134,513 (previous year: 134,513) equity shares of Rs. 10 each of Cheminor Investments Limited, India	1,345	1,345
2,500 (previous year: 2,500) ordinary shares of FF 100 each of Reddy Cheminor S.A., France	1,558	1,558
88,644,161 (previous year: 88,644,161) equity shares of Rs. 10 each of Aurigene Discovery Technologies Limited, India	886,442	886,442
34,476 (previous year: 34,476) ordinary A shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU.) Limited, U.K.	141,502	141,502
98,124 (previous year: 98,124) ordinary shares of GBP 0.01 each of Dr. Reddy's Laboratories (EU.) Limited, U.K.	493,324	493,324
360,000 (previous year: 360,000) preference shares of GBP 0.0001 each of Dr. Reddy's Laboratories (EU.) Limited, U.K.	22,546	22,546
34,022,070 (previous year: 34,022,070) equity shares of Rs. 10 each of Dr. Reddy's Bio-sciences Limited, India	266,388	266,388
Equity shares of OOO Dr.Reddy's Laboratories Limited, Russia (Note 2)	71,843	71,843
60 (previous year: 60) ordinary shares of Rand 1 each of Dr. Reddy's Laboratories (Proprietory) Limited, South Africa	3	3
206 (previous year: 206) equity shares of U.S.$. 0.01 each of Trigenesis Therapeutics Inc, U.S.A.	496,715	496,715
5,000 (previous year: 5000) equity shares of CYP 1 each of Lacock Holdings Limited, Cyprus	3,952,700	3,952,700
140,526,270 (previous year: 127,796,000) Series "A" shares of Peso 1 each of Industrias Quimicas Falcon de Mexico, S.A.de.C.V, Mexico	709,039	657,025
5,566,000 (Previous year: nil) Ordinary Shares of Euro 1 each of Reddy Pharma Iberia SA, Spain	321,130	-
699,993 (previous year: Nil) ordinary shares of Aus. $1 each of Dr. Reddy Laboratories (Australia) Pty. Limited, Australia	24,640	-
In associates		
2,500,000 (previous year: 1,482,352) equity shares of Re. 1 each of Perlecan Pharma Private Limited, India (Refer Note 21 of Schedule 19)	170,000	100,800
Carried forward	**7,914,423**	**7,447,439**

schedules to the balance sheet (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 6: INVESTMENTS (CONTINUED)		
Brought forward	7,914,423	7,447,439
Unquoted trade investments (continued)		
In joint venture		
Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Note 2)	429,048	339,774
In other companies		
28,693 (previous year: 28,693) ordinary shares of Roubles 1,000 each of Biomed Russia Limited, Russia	65,557	65,557
(b) In capital of partnership firm (a subsidiary)		
Globe Enterprises, India	2,396	2,396
(A partnership firm with Dr. Reddy's Holdings Private Limited organised under the Indian Partnership Act, 1932 wherein the Company and Dr. Reddy's Holdings Private Limited share the profit/loss for the year in the ratio of 95:5 respectively)		
Partners capital account:		
Dr. Reddy's Laboratories Limited – Rs. 2,396		
Dr. Reddy's Holdings Private Limited – Rs.101		
Non-trade		
(a) In Debentures		
5 (previous year: 5), 0-9% based on offer side fixed rate of 12 month Mumbai Interbank Overnite Interest Swap (MIOIS), convertible debentures of Rs. 50,000,000 each of Citicorp Finance (India) Limited	250,000	250,000
10 (previous year: 10), 0-9.5% based on offer side fixed rate of 12 month MIOIS, convertible debentures of Rs. 50,000,000 each of Citicorp Finance (India) Limited	500,000	500,000
5 (previous year: 5), 0-12.35% based on offer side fixed rate of 12 month MIOIS, convertible debentures of Rs. 100,000,000 each of Citicorp Finance (India) Limited	500,000	500,000
(b) In Equity shares		
200,000 (previous year: 200,000) ordinary shares of Rs. 10 each of Altek Engineering Limited, India	2,000	2,000
8,859 (previous year: 8,859) equity shares of Rs. 100 each of Jeedimetla Effluent Treatment Limited, India	965	965
24,000 (previous year: 24,000) equity shares of Rs. 100 each of Progressive Effluent Treatment Limited, India	2,400	2,400
(c) In Mutual Funds		
2,000 (previous year: 2,000) Units of UTI Master Gain 92 (Note 3)	20	20
II. Total unquoted investments	**9,666,809**	**9,110,551**
Aggregate cost of investments (I + II)	9,669,905	9,113,647
Less: Provision for decline, other than temporary, in the value of long term investments	(1,367,779)	(895,710)
TOTAL INVESTMENTS, NET	**8,302,126**	**8,217,937**
Aggregate cost of quoted investments	3,096	3,096
Aggregate cost of unquoted investments	9,666,809	9,110,551
Market value of quoted investments	11,933	11,582
Market value of mutual funds	61	64

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

Notes:

1. In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts.
2. Equity shares held in Kunshan Rotam Reddy Pharmaceutical Co. Limited, China (Reddy Kunshan), OOO JV Reddy Biomed Limited, Russia and OOO Dr. Reddy's Laboratories Limited, Russia are not denominated in number of shares as per the laws of the respective countries.
3. UTI Master Gain 92 has now been converted into UTI Equity fund.

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 7: INVENTORIES		
Stores, spares and packing materials	435,663	344,463
Raw materials	2,099,552	1,978,164
Work-in-process	1,643,466	1,278,837
Finished goods	697,155	829,504
	4,875,836	**4,430,968**
SCHEDULE 8: SUNDRY DEBTORS		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	455,156	144,267
Considered doubtful	211,240	169,340
Other debts		
Considered good	10,101,852	5,667,893
	10,768,248	**5,981,500**
Less: Provision for doubtful debts	(211,240)	(169,340)
	10,557,008	**5,812,160**

schedules to the balance sheet (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 9: CASH AND BANK BALANCES		
Cash in hand	5,284	9,333
Balances with scheduled banks		
In current accounts	579,662	160,581
In EEFC current accounts	673,180	40,185
In deposit accounts	13,081,066	6,254,412
In unclaimed dividend accounts	12,620	12,110
In unclaimed fractional share pay order accounts	666	669
Balances with non-scheduled banks outside India		
In current accounts	214,633	32,139
	14,567,111	**6,509,429**

Notes:

1. Maximum amount outstanding at any time during the year with non-scheduled banks: Sri Visakha Grameena Bank Limited	–	9
2. Deposits with scheduled and non-scheduled banks include Rs. 1,621 (previous year: Rs. 2,051) representing margin money for letters of credit and bank guarantees.		
3. Deposits with scheduled banks outside India representing balance of unutilised money out of ADS issue: State Bank of India, New York [Maximum amount outstanding at any time during the year: Rs. 8,732,898 (previous year: Nil)]	8,732,898	–

4. During the previous year fixed deposit amounting Rs. 4,461,500 had been pledged against a loan taken by the Company's subsidiary, Reddy Holding GmbH. This has been released during the current year.

5. During the previous year the Company had taken a short term loan of Rs. 1,426,140 from State Bank of India, Hyderabad which wass secured by way of pledge of its fixed deposits. This has been released during the current year.

6. Closing balances and maximum amounts outstanding at any time during the year on current accounts with banks out side India:

	MAXIMUM BALANCE		BALANCE AS AT	
	31 MARCH 2007	31 MARCH 2006	31 MARCH 2007	31 MARCH 2006
Citibank, New York	178,760	54,204	178,760	10,837
Creditbank of Moscow, Moscow	20,886	10,964	10,988	310
ABN Amro Bank, Romania	6,517	7,392	3,686	3,031
ABN Amro Bank, Kazakhstan	5,344	3,440	1,750	3,355
Golden Taler Bank, Belarus	5,237	1,927	2,755	1,927
Societe Generale Yugoslav Bank Ad, Yugoslavia	281	1,109	49	145
Exim Bank HCMC, Vietnam	2,868	8,984	118	1,132
Standard Chartered Grindlays Bank, Sri Lanka	376	382	25	43
Citibank, Malaysia	1,120	537	434	256
Commercial Bank of Africa Ltd., Kenya	62	1,081	62	393
Ukreximbank, Ukraine	7,026	12,253	206	4,519
HSBC, U.A.E	5,644	1,420	2,872	848
Standard Chartered Bank, Ghana	4	396	–	–
Union Bank of Switzerland, Basel	3,133	3,419	3,133	3,419
National Bank for Foreign Economic Activity, Uzbekistan	649	383	331	383
Citibank NA, China	4,460	2,441	2,621	1,541
Foreign Trade Bank, Myanmar	2,492	–	2,492	–
Banca Canarias De, Venezuela	4,351	–	4,351	–
			214,633	**32,139**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 10: LOANS AND ADVANCES		
(Unsecured)		
Considered good		
Loans and advances to wholly owned subsidiary companies, step down subsidiary companies, joint venture and associates	4,872,227	4,600,342
Advance recoverable from Perlecan Pharma Private Limited (Refer Note 21 of Schedule 19)	89,716	234,541
Advances to material suppliers	307,058	310,483
Staff loans and advances	16,317	20,339
Interest accrued on investments	5,630	–
Other advances recoverable in cash or in kind or for value to be received	1,102,344	670,728
Advance tax (net of provision for current taxes Rs. 3,068,408, previous year: Rs. 280,674)	1,253	334,536
MAT credit entitlement	–	141,082
Balances with customs, central excise etc.	546,888	371,539
Deposits	103,997	92,866
Considered doubtful		
Advance towards investment	8,056	8,056
Staff loans and advances	6,500	6,500
Loans and advances to a wholly owned subsidiary company and associate	357,699	183,431
Other advances recoverable in cash or in kind or for value to be received	52,671	29,268
	7,470,356	**7,003,711**
Less: Provision for doubtful advances	(424,926)	(227,255)
	7,045,430	**6,776,456**

Staff loans and advances include:
Loans to an officer of the Company Rs. Nil (previous year: Nil)
[Maximum amount outstanding at anytime during the year Nil (previous year: Nil)]

Loans and advances in the nature of loans to wholly owned subsidiary companies, step down subsidiary companies, joint venture and associate comprise:

	BALANCE AS AT		MAXIMUM AMOUNT OUTSTANDING AT ANY TIME DURING THE YEAR	
	31 MARCH 2007	31 MARCH 2006	31 MARCH 2007	31 MARCH 2006
Dr. Reddy's Laboratories Inc.	–	262,719	266,003	262,719
Aurigene Discovery Technologies Limited	358,944	333,344	358,944	333,344
DRL Investments Limited	8,534	8,534	8,534	8,534
Cheminor Investments Limited	7	7	7	7
Reddy Antilles N.V.	107,197	110,020	114,816	113,251
Dr. Reddy's Farmaceutica Do Brasil Ltda.	256,473	178,460	260,871	180,200
Dr. Reddy's Bio-sciences Limited	32,198	31,910	32,198	31,910
Kunshan Rotam Reddy Pharmaceutical Co. Limited	222	30,750	47,232	31,050
Dr. Reddy's Laboratories (Proprietary) Limited	18,932	23,832	23,832	23,832
Pathnet India Private Limited	–	–	–	20,802
APR LLC	101,948	81,003	101,948	83,382
Reddy Holding GmbH	48,916	61,563	69,082	61,563
Lacock Holdings Limited	2,721,075	1,954,814	2,721,075	1,954,814
Industrias Quimicas Falcon de Mexico, S.A.de.C.V.	1,575,480	1,706,817	1,830,439	2,613,293
	5,229,926	**4,783,773**		

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

Notes:

1. The loans and advances in the nature of loans to the subsidiaries and step down subsidiaries specified above are payable on demand except for Dr. Reddy's Farmaceutica Do Brasil Ltda., Dr. Reddy's Laboratories (Proprietary) Limited, Reddy Holding GmbH and Lacock Holdings Limited, where the repayment schedule is beyond seven years. In respect of amounts receivable from Industrias Quimicas Falcon de Mexico, S.A.de.C.V, settelment is neither planned nor likely to occur in the foreseeable future. All these loans are interest free loans except for the following loans:

Loan to	Interest rate per annum
Dr. Reddy's Laboratories (Proprietary) Limited, South Africa	6%
Lacock Holdings Limited	6 months EURO LIBOR plus 1.75%
Industrias Quimicas Falcon de Mexico, S.A.de.C.V	12 months USD LIBOR plus 1.5%

2. There are no investments made by the loanees in the Company and in any of its subsidiaries except in respect of Aurigene Discovery Technologies Limited, Dr. Reddy's Laboratories Inc., Reddy Antilles N.V., Reddy Holding GmbH and Lacock Holdings Limited which have made investments in their wholly owned subsidiaries.

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 11: CURRENT LIABILITIES		
Sundry creditors		
Due to small scale industrial undertakings (Note 1-3)	27,086	27,569
Others (Note 4)	5,957,837	5,157,920
Payable to subsidiary companies and joint venture	211,071	226,187
Interest accrued but not due on loan	1,226	15,162
Unclaimed dividends *	12,620	12,110
Trade deposits	40,445	41,241
Other liabilities	320,145	52,459
	6,570,430	**5,532,648**

*Investor Protection and Education Fund is being credited by the amounts of unclaimed dividends after seven years from the due date.

Notes:

1) The names of the small scale industrial (SSI) undertakings to whom the Company is indebted for a period of more than thirty days as at 31 March 2007:

Ami Polymer Private Limited
Coastal Plasto Containers
Esbee Process Equipments
Esjay Polyproducts Private Limited
Hyderabad Cores & Containers
Hyderabad Security & Offset Printers
Indtech Systems
Lisa Ampoules & Vials Private Limited
Milan Art Printers
Murthy's Lab Glass Works
Paper Pack Industries
Pec Electricals
Regal Packaging
Rohit Interlocks
Secunderabad Printed Cartons
Shiv Shakti Timber
Sigachi Chloro Chemicals Private Limited
Sree Deepti Packaging Industries
Super Olefins Private Limited
Surya Industrial Equipments
Tarus Chemicals
Tejaswini Energy Chemcials
Temple Packaging (P) Limited
Tirumala Comprints Private Limited
Veer Chemi & Aromatics
Vinayak Metal Fabs
Vivala Cartons Private Limited
Walnut Packaging Private Limited

2) The principal amount paid and that remaining unpaid as at 31 March 2007 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA), are Rs. 107,595 and Rs. 26,482 repectively. The interest amount computed based on the provisions of MSMDA is Rs. 604 remaining unpaid as of 31 March 2007.

3) The list of SSI undertakings and those covered under MSMDA were determined by the Company on the basis of information available with the Company and have been relied upon by the auditors.

4) Includes liability towards leave encashment amounting to Rs. 143,979 pursuant to an amendment of the Company leave encashment policy.

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 12: PROVISIONS		
Proposed dividend	629,671	383,473
Tax on proposed dividend (including dividend tax)	107,013	53,782
Provision for		
Gratuity	21,661	-
Leave encashment	35,214	133,399
	793,559	**570,654**

schedules to the profit and loss account

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
SCHEDULE 13: OTHER INCOME		
Dividends		
Non-trade investments	–	29
Interest income		
On fixed deposits (gross, tax deducted at source: Rs. 70,608 ; previous year: Rs. 131,599)	489,058	567,380
On loans to subsidiaries and joint venture	212,825	36,213
On non-trade investments (gross, tax deducted at source: Rs. 673; previous year: Rs. 19,270)	3,000	85,874
On others	21,941	26,433
Gain on redemption of mutual fund units	869	14,510
Sale of spent chemicals	206,994	101,589
Profit on sale of fixed assets, net	45,618	330,148
Royalty income from subsidiary	1,780	3,982
Foreign exchange gain, net	119,386	–
Miscellaneous income	48,809	64,553
	1,150,280	**1,230,711**

		2007	2007	2006	2006
SCHEDULE 14: MATERIAL COSTS					
(a)	**Net (increase)/decrease in stock**				
	Opening				
	Work-in-process	1,278,837		1,008,575	
	Finished goods	829,504	2,108,341	732,561	1,741,136
	Closing				
	Work-in-process	1,643,466		1,278,837	
	Finished goods	697,155	2,340,621	829,504	2,108,341
	Net (increase)		**(232,280)**		**(367,205)**
(b)	**Raw materials consumed ***				
	Opening stock of raw materials	1,978,164		992,425	
	Add: Purchases	8,996,886		5,980,521	
		10,975,050		6,972,946	
	Less: Closing stock	(2,099,552)	**8,875,498**	(1,978,164)	**4,994,782**
(c)	**Stores, chemicals, spares and packing material consumed**		**1,046,408**		**762,062**
(d)	**Purchase of traded goods**		**1,526,284**		**2,171,887**
			11,215,910		**7,561,526**

* Raw materials consumed include Rs. 155,435 (previous year: Rs. 14,393) being stocks written-off/written-down, Rs. 143,660 (previous year: Rs. 100,059) being cost of samples issued and is net of Rs. 781,308 (previous year: Rs. 390,541) being sale of raw materials.

schedules to the profit and loss account (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
SCHEDULE 15: PERSONNEL COSTS		
Salaries, wages and bonus	2,189,197	1,690,864
Contribution to provident and other funds	127,651	84,825
Workmen and staff welfare expenses	299,193	219,680
Amortisation of deferred stock compensation cost	181,611	133,073
	2,797,652	**2,128,442**
SCHEDULE 16: OPERATING AND OTHER EXPENSES		
Power and fuel	578,289	482,293
Repairs and maintenance		
Buildings	79,100	22,373
Plant and machinery	424,287	235,264
Others	290,147	186,524
Rent	91,903	68,338
Rates and taxes	31,550	58,885
Insurance	193,690	167,904
Travelling and conveyance	317,119	209,627
Communication	82,580	69,335
Advertisements	33,025	39,785
Commission on sales	204,619	189,848
Carraige outwards	987,239	747,926
Other selling expenses	2,009,118	1,453,909
Printing and stationery	80,871	55,739
Donations	79,181	60,039
Legal and professional	660,474	628,969
Bad debts written-off	7,467	27,349
Provision for doubtful advances	197,671	11,793
Provision for doubtful debts	41,900	12,852
Directors' sitting fees	350	360
Directors' remuneration	374,361	63,159
Auditors' remuneration	8,465	8,602
Bank charges	39,883	32,015
Exchange loss, net	–	103,574
Sundry expenses	364,637	264,531
	7,177,926	**5,200,993**
SCHEDULE 17: FINANCE CHARGES		
Interest on foreign currency loan notes issued on acquisition of Dr. Reddy's Laboratories (EU.) Limited	–	323
Interest on packing credit loan	318,385	175,477
Other finance charges	161,297	38,441
	479,682	**214,241**
SCHEDULE 18: INCOME TAXES		
Current taxes		
Domestic taxes	1,729,971	279,418
MAT credit entitlement	–	(141,082)
Deferred taxes		
Domestic taxes	90,039	319,275
Fringe benefit tax	69,854	68,796
	1,889,864	**526,407**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The financial statements of Dr. Reddy's Laboratories Limited ("the Company") have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India to the extent applicable and with the relevant provisions of the Companies Act, 1956. The financial statements are presented in Indian rupees rounded off to the nearest thousand.

b) Use of estimates

The preparation of the financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the financial statements and reported amounts of revenues and expenses for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction less accumulated depreciation. The cost of fixed assets includes non-refundable taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of acquiring fixed assets from a country outside India.

Advances paid towards the acquisition of fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful life of the assets as estimated by the management, whichever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed. Individual assets costing less than Rs. 5,000/- are depreciated in full in the year of acquisition.

The management's estimates of the useful lives for various categories of fixed assets are given below:

	Years
Buildings	
Factory and administrative buildings	30
Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2

d) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Company for its use. The management estimates the useful lives for the various intangible assets as follows:

	Years
Customer contracts	2 to 5
Technical know-how	10
Non-compete fees	1.5 to 10
Patents, trademarks and designs (including marketing know-how)	3 to 10

e) Investments

Long-term investments are carried at cost less any other-than-temporary diminution in value, determined separately for each individual investment.

Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

f) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all cost of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

The methods of determining cost of various categories of inventories are as follows:

Raw materials	First-in-first-out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Actual cost of purchase
Goods in transit	Actual cost of purchase

g) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Company.

h) Employee benefits

Contributions payable to an approved gratuity fund (a defined benefit plan), determined by an independent actuary at the balance sheet date, are charged to the profit and loss account. Provision for leave encashment cost is made on the basis of an actuarial valuation at the balance sheet date, carried out by an independent actuary.

Contributions payable to the recognised provident fund and approved superannuation scheme, which are defined contribution schemes, are charged to the profit and loss account. All actuarial gains and losses arising during the year are recognized in the profit and loss account.

i) Foreign currency transactions and balances

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the profit and loss account except that exchange differences related to acquisition of fixed assets from a country outside India are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date, not covered by forward exchange contracts, are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets) from a country outside India are recognised in the profit and loss account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Income and expenditure items at representative offices are translated at the respective monthly average rates. Monetary assets at representative offices at the balance sheet date are translated using the year-end rates. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date and also to hedge the foreign currency risk of firm commitments or highly probable forecast transactions. The premium or discount on all such contracts is amortised as income or expense over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognised as income or expense for the period.

In relation to the forward contracts entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the exchange difference is calculated and recorded in accordance with AS-11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference of the foreign currency amount of the contract translated at the exchange at the reporting date, or the settlement date where the transaction is settled during the reporting period, and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the profit and loss account in the reporting period in which the exchange rates change.

Exchange differences arising on a monetary item that, in substance, forms part of an enterprise's net investment in a non-integral foreign operation has been accumulated in a foreign currency translation reserve in the enterprise's financial statements until the disposal of the net investment, at which time they should be recognised as income or as expense.

j) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognised on despatch of products to stockists by clearing and forwarding agents of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognised on despatch of products from the factories of the Company. Revenue from export sales is recognised on shipment of products.

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

The Company enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Company. Revenue from such arrangements is recognised in the period in which the Company completes all its performance obligations.

k) Income-tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the Company.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and is written-down or written-up to reflect the amount that is reasonably or virtually certain, as the case may be, to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at balance sheet date has been arrived at after setting off deferred tax assets and liabilities where the Company has a legally enforceable right to set-off assets against liabilities and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

l) Earnings per share

The basic Earnings Per Share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. The dilutive potential equity shares are deemed converted as of the beginning of the period, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

m) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

n) Provisions and contingent liabilities

The Company creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

o) Impairment of assets

The Company assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Company estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

2. COMMITMENTS AND CONTINGENT LIABILITIES

		PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
(i)		Commitments / contingent liabilities		
	(a)	Guarantees issued by banks	72,900	45,330
	(b)	Guarantees issued by the Company on behalf of subsidiaries, associates and joint venture	16,628,368	22,397,602
	(c)	Letters of credit outstanding	716,784	224,484
	(d)	Contingent consideration payable in respect of subsidiaries acquired	12,463	12,463
(ii)		Claims against the Company not acknowledged as debts in respect of		
	(a)	Income tax matters, pending decisions on various appeals made by the Company and by the department	892,367	468,730
	(b)	Excise matters, under dispute	17,451	483,089
	(c)	Custom matters, under dispute	19,711	17,837
	(d)	Sales tax matters, under dispute	14,785	14,117
	(e)	Other matters, under dispute	16,674	26,131

(f) Demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 which is being contested by the Company in respect of its product "Norfloxacin". During year ended 31 March 2005, the Hon'ble High Court of Andhra Pradesh dismissed the review petition filed by the Company against the original order passed by the same Court. Subsequently, the Company had filed a Special Leave Petition with the Supreme Court of India appealing against the High Court Order.

During the year ended 31 March 2006 the Company received a further demand notice from the authorities for a total of Rs. 284,984 towards the overcharged sale price (principal) and interest thereon. The Company filed a fresh writ petition in the High Court of Andhra Pradesh challenging the demand notice. The High Court whilst admitting the writ petition, granted an interim order wherein it ordered the Company to deposit 50% of the principal amounting to Rs. 77,149. The Company deposited this amount with the authorities under protest on 14 November 2005, while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in The Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.

			AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
(iii)		Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	1,171,969	685,163

(iv) The Employee Provident Fund Organisation (EPFO) on 9 September 2005 has issued a clarification as per which provident fund contributions should be deducted on leave encashment effective from 1 May 2005. It has also been stated that the claims between 1 October 1994 and 30 April 2005 should be kept in abeyance till this matter is decided by the Central Board of Trustees. Based on this notification, the Company has deducted and paid provident fund on leave encashment for the period from May 2005. However, the Company is in the process of quantifying the liability with respect to the period 1 October 1994 till 30 April 2005, which it believes would not be material.

(v) During the year, the Company received information from anonymous sources that certain persons have claimed income tax refunds by filing forged income tax deduction forms of the Company. The matter is currently under investigation. The Company, however, does not foresee any claim of damages, fine or penalty.

(vi) The Company is also involved in other lawsuits, claims, investigations and proceedings including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its business.

3. DEFERRED TAXATION

Deferred tax liability, net included in the balance sheet comprises the following:

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Deferred tax assets		
Sundry debtors	77,044	62,192
Provisions for expenses	72,625	98,370
Other current assets	21,644	18,018
Current liabilities	408	404
	171,721	**178,984**
Deferred tax liability		
Excess of depreciation allowable under income tax law over depreciation provided in accounts	(749,125)	(709,831)
Deferred tax liability, net	**(577,404)**	**(530,847)**

Also Refer Note 19 of Schedule 19

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

4. EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
	Basic & Diluted EPS	Basic & Diluted EPS
Earnings		
Net profit for the year	11,768,593	2,111,239
Shares		
Number of shares at the beginning of the year	153,389,140	153,037,898
Equity shares issued on exercise of vested stock options	223,040	351,242
Equity shares issued by way of American Depository Shares	14,300,000	-
Total number of equity shares outstanding at the end of the year	167,912,180	153,389,140
Weighted average number of equity shares outstanding during the year – Basic	158,552,454	153,093,316
Add: Weighted average number of equity shares arising out of outstanding stock options (net of the stock options forfeited) that have dilutive effect on the EPS	1,046,753	772,276
Weighted average number of equity shares outstanding during the year – Diluted	159,599,207	153,865,592
Earnings per share of par value Rs. 5 – Basic (Rs.)	74.23	13.79
Earnings per share of par value Rs. 5 – Diluted (Rs.)	73.74	13.72

Pursuant to bonus issue, the weighted average number of equity shares and the earnings per share information for all periods presented have been adjusted in accordance with AS – 20 "Earnings Per Share" issued by The Institute of Chartered Accountants of India.

5. RELATED PARTY DISCLOSURES

a. The related parties where control exists are the subsidiaries, step down subsidiaries, joint ventures and the partnership firms. There are no other parties over which the Company has control.

b. Related parties where control / significant influence exists or with whom transactions have taken place during the year:

Subsidiaries including step-down subsidiaries

- OOO JV Reddy Biomed Limited, Russia;
- Reddy Pharmaceuticals Hong Kong Limited, Hong Kong;
- Dr. Reddy's Laboratories Inc., U.S.A.;
- Reddy Cheminor S.A., France;
- Reddy Antilles N.V., Netherlands;
- Dr. Reddy's Farmaceutica Do Brasil Ltda., Brazil;
- Aurigene Discovery Technologies Limited, India;
- Aurigene Discovery Technology Inc., U.S.A.,
- Cheminor Investments Limited, India;
- DRL Investments Limited, India;
- Reddy Netherlands B.V., Netherlands;
- Trigenesis Therapeutics Inc, U.S.A.;
- Reddy US Therapeutics Inc., U.S.A.;
- Dr. Reddy's Laboratories (EU.) Limited, U.K.;
- Dr. Reddy's Laboratories (U.K.) Limited, U.K.;
- Dr. Reddy's Laboratories (Proprietary) Limited, South Africa;
- OOO Dr. Reddy's Laboratories Limited, Russia;
- Reddy Pharmaceuticals Inc, U.S.A.;
- Dr. Reddy's Bio-sciences Limited, India;
- Globe Enterprises (a partnership firm) India,
- Industrias Quimicas Falcon de Mexico, S.A.de.C.V. Mexico;
- Lacock Holdings Limited, Cyprus;
- Reddy Holding GmbH, Germany;
- betapharm Arzneimittel GmbH, Germany;
- beta Healthcare Solutions GmbH, Germany;
- betapharm Nachsorgestiftung, Germany;
- beta Institut GmbH, Germany;
- Reddy Pharma Iberia SA , Spain;
- Reddy Pharma Italia SPA, Italy;
- Dr. Reddy's Laboratories (Australia) Pty. Limited, Australia.

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

Associates

- Perlecan Pharma Private Limited ("Perlecan") — Enterprise over which the Company has significant influence through 14.31% shareholding and through representation on the Board of Directors of Perlecan.

Joint venture

- Kunshan Rotam Reddy Pharmaceutical Co. Limited ("Reddy Kunshan"), China — Enterprise over which the Company exercises joint control with other joint venture partners and holds 51.33 % equity stake.

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

- Dr. Reddy's Research Foundation ("Research Foundation") — Enterprise over which the principal shareholders have significant influence
- Dr. Reddy's Holdings Private Limited — Enterprise owned by principal shareholders
- Institute of Life Sciences — Enterprise owned by principal shareholder

Others

- Diana Hotels Limited — Enterprise owned by relative of a Director
- Ms. K Samrajyam — Spouse of Chairman
- Ms. G Anuradha — Spouse of Vice Chairman and Chief Executive Officer
- Ms. Deepti Reddy — Spouse of Managing Director and Chief Operating Officer
- Madras Diabetes Research Foundation — Enterprise promoted by a Director (till 28 July 2006)
- Dr. Reddy's Heritage Foundation — Enterprise in which the Chairman is a Director
- Dr. Reddy's Foundation for Human and social development — Enterprise where principal shareholders are Trustees
- Manava Seva Dharma Samvardhani Trust — Enterprise in which a Director is a Managing Trustee

Key management personnel represented on the Board

- Dr. K Anji Reddy — Chairman
- Mr. G V Prasad — Vice Chairman and Chief Executive Officer
- Mr. K Satish Reddy — Managing Director and Chief Operating Officer

Non-executive and independent Directors on the Board

- Dr. V Mohan (Ceased to be the Director of the Company with effect from 28 July 2006)
- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. P N Devarajan
- Dr. Krishna G Palepu
- Mr. Anupam Puri

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

c. Particulars of related party transactions

The following is a summary of significant related party transactions:

	PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
(i)	Sales to		
	Subsidiaries and joint ventures	17,957,870	4,960,683
	Significant interest entities	390	32,198
(ii)	Interest income from subsidiary	212,825	36,213
(iii)	Royalty income from subsidiary	1,780	3,982
(iv)	Service income	328,167	–
(v)	Licence fees	1,718,003	–
(vi)	Purchases from		
	Subsidiaries	39,818	24,230
	Significant interest entities	36,167	30,527
	Others	5,522	–
(vii)	Lease rentals and other service charges paid to significant interest entities	8,236	17,526
(viii)	Contributions made to others for social development	74,100	53,550
(ix)	Contribution made to subsidiaries and step-down subsidiary for research	339,293	371,160
(x)	Hotel expenses paid to an enterprise owned by relative of a Director	9,227	7,426
(xi)	Rent paid to		
	Key management personnel	12,267	9,971
	Spouses of key management personnel	9,617	8,956
(xii)	Executive Directors' remuneration	361,320	53,344
(xiii)	Directors' sitting fees	350	360
(xiv)	Donation to an enterprise in which a Director is a Managing Trustee	–	730
(xv)	Investment in subsidiaries, joint venture and associates during the year		
	Dr. Reddy's Laboratories (EU.) Limited	–	81,134
	Reddy Pharma Iberia, Spain	321,130	–
	OOO Dr. Reddy's Laboratories Limited	–	66,704
	Dr. Reddy's Laboratories (Australia) Pty. L mited	24,640	–
	Kunshan Rotam Reddy Pharmaceutical Co. Limited	89,274	–
	Industrias Quimicas Falcon de Mexico, SA de C.V	52,014	657,025
	Lacock Holdings Limited	–	3,952,700
	Perlecan Pharma Private Limited	69,200	100,800
(xvi)	Provision for decline in the value of long-term investments and investments written-off, net of write back	472,069	175,000
(xvii)	Provision for loans given to subsidiary and associate	174,268	14,753
(xviii)	Reimbursement of expenses to subsidiaries	25,552	–
(xix)	Capital advance made towards acquisition of capital assets	40,000	–
(xx)	Contract manufacturing charges paid to a subsidiary	791,314	218,525
(xxi)	Guarantee given / (released) on behalf of a subsidiary	(6,851,135)	21,602,583
(xxii)	Guarantee given on behalf of a joint venture	–	31,500
(xxiii)	Reimbursement of research and development expenses from associate	376,533	234,541

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

d. The Company has the following amounts due from / to related parties:

	PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2007
(i)	Due from related parties (included in loans and advances and sundry debtors)		
	Subsidiaries (included in sundry debtors)	6,166,547	2,457,307
	Key management personnel and relatives (included in loans and advances)	–	2,261
	Others	65	–
(ii)	Deposit with related parties (included in loans and advances)	3,000	3,000
(iii)	Due to related parties (included in current liabilities)		
	Subsidiaries	211,071	226,187
	Significant interest entities	20,073	20,145
	Enterprise owned by relative of a Director	–	522
	Others	126	–

e. Details of remuneration paid to the whole-time and non-whole-time Directors are given in Note 6, Schedule 19.

f. Equity held in subsidiaries, associates and a joint venture have been disclosed under "Investment", (Schedule 6). Loans to subsidiaries, joint venture and an associate have been disclosed under "Loans and advances", (Schedule 10).

6. PARTICULARS OF MANAGERIAL REMUNERATION

The remuneration paid to managerial personnel during the year:

PARTICULARS	Chairman		Vice-Chairman & CEO		Managing Director & COO		Non-Executive / Independent Directors	
	FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH		FOR THE YEAR ENDED 31 MARCH	
	2007	2006	2007	2006	2007	2006	2007	2006
Salaries and allowances	4,384	1,800	3,600	1,514	3,600	1,500	–	–
Commission	139,196	23,051	104,400	12,488	104,400	12,457	13,041	9,815
Other perquisites	382	144	679	195	679	195	–	–
	143,962	24,995	108,679	14,197	108,679	14,152	13,041	9,815

The executive Directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

Computation of net profit and Directors' commission under Section 309(5) of the Companies Act, 1956 and commission payable to Directors.

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
Profit after taxation as per profit and loss account	11,768,593	2,111,239
Add:		
Income tax expense	1,820,010	457,611
Provision for wealth tax	2,147	1,505
Directors' sitting fees	350	360
Managerial remuneration to Directors	374,361	63,159
Depreciation as per books of accounts	1,335,009	1,113,337
	15,300,470	**3,747,211**
Less:		
Depreciation as envisaged under Section 350 of the Companies Act, 1956 (Note 1)	1,335,009	1,113,337
Profit on sale of fixed assets, net	45,618	330,148
Profit for the purpose of calculating Directors' commission as per the provisions of the Companies Act, 1956	**13,919,843**	**2,303,726**
Commission payable to whole-time Directors @ 2.5%	**347,996**	**47,996**
Commission payable to non-whole-time Directors		
Maximum allowed as per the Companies Act, 1956 (1%)	139,198	23,037
Maximum approved by the shareholders (0.5%)	69,599	11,518
Commission approved by the Board	**13,041**	**9,815**

Notes:

1. The Company depreciates fixed assets based on estimated useful lives that are lower than those implicit in Schedule XIV to the Companies Act, 1956. Accordingly, the rates of depreciation used by the Company are higher than the minimum rates prescribed by Schedule XIV to the Companies Act, 1956.
2. Stock compensation cost amounting to Rs. 11,173 (previous year: Rs. 5,317) pertaining to stock options issued to non-whole time Directors have not been considered as remuneration in the table above. The stock options were issued pursuant to a shareholders' resolution dated 24 September 2001.
3. Leave encashment of Rs. 49,000 (previous year: Nil) has not been considered as remuneration in the table above.

7. AUDITORS' REMUNERATION

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
a) Audit fees	6,550	6,550
b) Other charges		
Taxation matters	330	500
Other matters	1,250	950
c) Reimbursement of out of pocket expenses	335	602
	8,465	**8,602**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

8. INTEREST IN JOINT VENTURE

The Company has a 51.33 percent interest in Kunshan Rotam Reddy Pharmaceutical Co. Limited ("Reddy Kunshan"), China, a joint venture in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Company, have significant participating rights such that they jointly control the operations of Reddy Kunshan. The aggregate amounts of the assets, liabilities, income and expenses related to the Company's share in Reddy Kunshan as at and for the year ended 31 March 2007 are given below:

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
BALANCE SHEET		
Secured loan	84,609	91,315
Unsecured loan	58,284	105,751
Foreign currency translation reserve	2,786	358
Fixed assets, net	89,238	90,385
Current assets, loans and advances		
Inventories	25,764	37,425
Sundry debtors	75,542	45,096
Cash and bank balances	21,559	8,947
Loans and advances	19,010	11,062
Current liabilities and provisions		
Current liabilities	32,553	35,839
Net current assets	109,322	66,691
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	108	62

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
INCOME STATEMENT		
Income		
Sales	271,573	194,805
Other income	10,231	4,985
Expenditure		
Material costs	152,929	95,450
Personnel costs	42,019	51,227
Operating and other expenses	61,332	79,548
Research and development expenses	3,457	4,331
Finance charges	6,272	7,289
Depreciation	8,459	11,189
Profit / (Loss) before taxation	7,336	(49,244)
Provision for taxation		
Current tax	-	-
Deferred tax (expense) / benefit	(5,134)	(9,810)
Profit/(Loss) after taxation	2,202	(59,054)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

9. EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Scheme, 2002 ("the 2002 Plan"): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The 2002 Plan covers all non promoter Directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as "eligible employees"). Under the 2002 Plan, the Compensation Committee of the Board ('the Compensation Committee') shall administer the 2002 Plan and grant stock options to eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The Dr. Reddy's 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price (after adjustment of Bonus issue) for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the options are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all non-vested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the 2002 Plan has issued 427,060 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
31 May 2006	* 416,260	5.00	685.10
07 Dec. 2006	10,800	5.00	756.05
	427,060		

* Number of options have been adjusted for bonus issue.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

Stock option activity under the 2002 Plan was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS — FISCAL YEAR ENDED 31 MARCH 2006

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	597,900	Rs. 373.50-574.50	Rs. 488.66	50
Granted during the year	65,000	362.50	362.50	81
Expired / forfeited during the year	(93,400)	362.50-574.50	472.18	–
Surrendered by employees during the year	(180,000)	488.650-531.51	517.23	–
Exercised during the year	(155,000)	441.50-488.65	471.92	–
Outstanding at the end of the year	**234,500**	362.50-531.51	439.43	64
Exercisable at the end of the year	**75,764**	Rs. 362.50-531.51	Rs. 471.93	45

CATEGORY A – FAIR MARKET VALUE OPTIONS — FISCAL YEAR ENDED 31 MARCH 2007

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	234,500	Rs. 362.50-531.51	Rs. 439.43	64
Granted during the year	–	–	–	–
Expired / forfeited during the year	(11,600)	441.50-574.5	527.80	–
Exercised during the year	(31,320)	441.50-531.51	477.40	–
Outstanding at the end of the year	**191,580**	362.50-531.51	427.90	54
Exercisable at the end of the year	**103,680**	Rs. 362.50-531.51	Rs. 447.58	38

CATEGORY B – PAR VALUE OPTIONS — FISCAL YEAR ENDED 31 MARCH 2006

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	759,098	Rs. 5	Rs. 5	84
Granted during the year	433,720	5	5	81
Forfeited during the year	(266,608)	5	5	–
Exercised during the year	(196,242)	5	5	–
Outstanding at the end of the year	**729,968**	5	5	81
Exercisable at the end of the year	**36,272**	Rs. 5	Rs. 5	59

CATEGORY B – PAR VALUE OPTIONS — FISCAL YEAR ENDED 31 MARCH 2007

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	729,968	Rs. 5	Rs. 5	81
Granted during the year	427,060	5	5	81
Forfeited during the year	(76,056)	5	5	–
Exercised during the year	(191,720)	5	5	–
Outstanding at the end of the year	**889,252**	5	5	77
Exercisable at the end of the year	**43,256**	Rs. 5	Rs. 5	51

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

The Company has followed intrinsic method of accounting based on which a compensation expense of Rs. 181,661 (previous year: Rs. 133,073) has been recognized in the profit and loss account (Refer Schedule 2 – Deferred stock compensation cost)

Dr. Reddy's Employees ADR Stock Option Scheme, 2007 ("the 2007 Plan"): The Company instituted the 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The 2007 Plan covers all non-promoter Directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as "eligible employees"). Under the 2007 Scheme, the Compensation Committee of the Board (the "Compensation Committee") shall administer the 2007 Plan and grant stock options to eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

No options were granted under this plan during the year ended 31 March 2007.

10. UTILISATION OF FUNDS RAISED ON ADS ISSUE

In November 2006, the Company made a public offering of its American Depository Shares (ADS) to international investors. The offering consisted of 14,300,000 ADS representing 14,300,000 equity shares having face value of Rs. 5 each, at an offering price of U.S.$. 16 per ADS. Consequently, the share capital has increased by Rs. 71,500 and securities premium account has increased by Rs. 9,942,410 net of share issue expenses amounting to Rs. 227,290. The equity shares represented by the ADS carry equivalent rights with respect to voting and dividends as the ordinary equity shares.

The utilisation during the current year is as follows:

PARTICULARS	AMOUNT
Loan and advances to:	
Lacock Holdings Limited	1,017,210
APR LLC	21,774
Total utilisation during the year	**1,038,984**

The information required as per Clause 4C and 4D and notes thereon of part II of Schedule VI to the Companies Act, 1956

11. CAPACITY AND PRODUCTION

i. Licensed capacity, installed capacity and production

		AS AT 31 MARCH 2007			AS AT 31 MARCH 2006		
CLASS OF GOODS	UNIT	LICENSED CAPACITY (i)	INSTALLED CAPACITY (i)	ACTUAL PRODUCTION	LICENSED CAPACITY (i)	INSTALLED CAPACITY (i)	ACTUAL PRODUCTION
Formulations (ii)	Million units	* 3,440	* 3,440	3,715	* 1,907	* 1,907	2,816
Active pharmaceutical ingredients and intermediates (API) (iii)	Tonnes	6,941	3,393	3,039	6,941	3,833	3,101
Generics	Million Units	7,500	7,500	3,014	5,500	5,500	1,939
Biotechnology	Grams	370	370	61.60	370	370	73

* On single shift basis

Notes:

i) Licensed and installed capacities are as certified by the management and have not been verified by the auditors as this is a technical matter.

ii) Actual production of Formulations includes 510 (previous year: 427.30) million units produced on loan licensing basis from outside parties.

iii) Actual production of API includes 620 (previous year: 625.24) tonnes produced on loan licensing basis from outside parties.

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

12. PARTICULARS OF PRODUCTION, SALE AND STOCK

	OPENING STOCK		PRODUCTION	PURCHASES		SALES **		CLOSING STOCK	
CLASS OF GOODS	QUANTITY	VALUE	QUANTITY	TRADED GOODS (UNITS)	VALUE	QUANTITY	VALUE	QUANTITY	VALUE
Formulations (million units)	477.81	462,444	3,715	356	891,601	4,203	12,593,411	345.81	444,163
	(300.98)	(521,191)	(2,816)	(453.15)	(708,196)	(3,092.32)	(9,955,557)	(477.81)	(462,444)
Active pharmaceutical ingredients and intermediates (tonnes)	223	221,159	3,039	365	555,658	* 3,499	13,365,087	128	191,285
	(245)	(188,919)	(3,101)	(979)	(1,224,368)	* (4,102)	(8,873,273)	(223)	(221,159)
Generics (million units)	26.43	11,274	3,014	–	–	2,985	10,229,550	55.43	25,501
	(19.82)	(22,451)	(1,939.48)	–	–	(1,932.87)	(2,186,688)	(26.43)	(11,274)
Biotechnology (grams)	–	37,669	61.60	–	–	62.10	828,988	–	27,440
	–	–	(73)	–	–	(73)	(649,555)	–	(3,766)
Custom pharmaceutical services (kgs)	12,914	96,958	1,267,876	26,237	79,025	1,299,117	3,788,514	7,910	8,767
	–	–	(219,200)	(79,685)	(239,343)	(285,971)	(934,967)	(12,914)	(96,958)
Total		**829,504**			**1,526,284**		**40,805,550**		**697,155**
							(22,600,040)		
Less: Inter segmental sales							2,525,169		
							(1,644,899)		
Sales (gross of excise duty) as per profit and loss account							**38,280,381**		
Previous year		(732,561)			(2,171,887)		(20,955,141)		(829,504)

* Includes captive consumption of active pharmaceutical ingredients 660.85 tonnes (previous year: 537 tonnes).

** Sales are net of samples, rejections and damages but include inter segmental sales.

Figures in brackets represent the numbers for the previous year.

13. RAW MATERIALS CONSUMED DURING THE YEAR

	2007		2006	
RAW MATERIALS	QUANTITY (KGs)	VALUE	QUANTITY (KGs)	VALUE
Recemiac-2-azabicyclo (3,3,0) Octane	9,203	131,454	10,547	151,451
2 4-Dichloro-5-Fluoro Acetophenone	535,296	210,847	522,786	228,750
Isobutyl Aceto Phenone (HVD)	932,737	153,547	1,883,588	273,761
2-Acetyl-6-Methoxy Naphthalene	607,941	202,794	659,142	203,698
Methanol	9,539,105	218,713	7,031,238	121,938
Toluene	3,840,506	177,572	3,632,997	133,811
Isopropyl Alcohol IP	1,948,042	107,245	1,620,026	89,080
Fluoro Quinolonic Acid	393,097	297,892	321,200	259,204
(4R-Cis-1,1Dimethylethyl,1-6-Cynaomethyl)	4,280	72,688	6,007	151,530
Others		7,302,746		3,381,559
Total		**8,875,498**		**4,994,782**

'Others' include no item which in value individually accounts for 10 percent or more of the total value of raw materials consumed.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

14. DETAILS OF IMPORTED AND INDIGENOUS RAW MATERIALS, SPARE PARTS, CHEMICALS, PACKING MATERIALS AND COMPONENTS CONSUMED

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007		FOR THE YEAR ENDED 31 MARCH 2006	
	VALUE	% OF TOTAL CONSUMPTION	VALUE	% OF TOTAL CONSUMPTION
Raw materials				
Imported	3,261,642	37%	2,833,062	57%
Indigenous	5,613,498	63%	2,161,720	43%
	8,875,498		**4,994,782**	
Stores, Chemicals, Spares and Packing materials				
Imported	602,318	58%	154,536	20%
Indigenous	444,090	42%	607,526	80%
	1,046,408		**762,062**	
	9,921,906		**5,756,844**	

15. CIF VALUE OF IMPORTS

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
Raw materials	3,803,269	2,331,109
Capital equipment (including spares and components)	686,345	413,426
	4,489,614	**2,744,535**

16. EARNINGS IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
Exports on FOB basis	28,483,268	11,966,591
Interest on deposits with banks	176,153	2,723
Interest on loan to subsidiaries	212,825	36,213
Service income and license fees	2,051,181	90,532
Royalty income	1,780	3,982
	30,925,207	**12,100,041**

17. EXPENDITURE IN FOREIGN CURRENCY

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
Travelling	59,855	23,901
Interest on loan note	–	323
Legal and professional fees	419,089	394,079
Bio-studies expenses	495,397	182,174
Other expenditure	2,038,075	1,304,715
	3,012,416	**1,905,192**

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

18. DERIVATIVES

The Company uses foreign currency forward contracts and currency options to hedge its risks associated with foreign currency fluctuations relating to certain firm commitments and forecasted transactions. The use of foreign currency forward contracts and currency options is governed by Company's stratergy. The Company does not use forward contracts and currency options for speculative purposes.

The following are the outstanding Forward Exchange Contracts entered into by the Company as on 31 March 2007 for partially meeting the currency requirements for settlement of liability for import of goods:

(in millions)

CATEGORY	CURRENCY	CROSS CURRENCY	AMOUNT	BUY / SELL	PURPOSE
Forward Contract	USD	INR	398	Sell	Hedging
Forward Contract	EUR	USD	11	Sell	Hedging
Currency Options	EUR	USD	30	Sell	Hedging

The year end foreign currency exposures that have not been hedged by a derivative instrument or otherwise are given below:

Currency	USD	EUR	GBP
Amount (in millions)	29.08	3.79	5.57

The above exposures represent amounts receivable in foreign currency, net of foreign currency payables, as at 31 March 2007.

19. EMPLOYEE BENEFIT PLANS

Effective 1 April 2006 the Company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 81,702 net of deferred tax Rs. 43,483. As required by the standard, the obligation has been recorded with the transfer of Rs. 81,702 to revenue reserves.

The following table set out the status of the gratuity plan as required under AS 15 (Revised)

Reconciliation of opening and closing balances of the present value of the defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	216,271
Current service cost	27,789
Interest cost	15,518
Actuarial losses / (gain)	20,627
Benefits paid	(22,219)
Closing defined benefit obligation	**257,986**

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	220,270
Expected return on plan assets	16,192
Actuarial gains / (losses)	603
Contributions by employer	21,479
Benefits paid	(22,219)
Closing fair value of plan assets	**236,325**

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Present value of funded obligations	257,986
Fair value of plan assets	(236,325)
Net Liability	**21,661**
Amounts in the balance sheet	
Provision for gratuity	21,661
Net liability / (asset)	**21,661**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

Expense recognized in statement of profit and loss Account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	27,789
Interest on defined benefit obligation	15,518
Expected return on plan sssets	(16,193)
Net actuarial losses / (gains) recognized in year	20,024
Amount included in "employee benefit expense"	**47,138**
Actual return on plan assets	16,796

Asset Information

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Government of India securities	4.61%
Corporate bonds	3.43%
Insurer managed funds	90.54%
Others	1.42%
Total	**100%**

The approximate market value of the assets as at 31 March 2007 was Rs. 236,325, a break up of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Government of India securities	10,900
Corporate bonds	8,115
Insurer managed funds	213,974
Others	3,336
Total	**236,325**

Summary of Actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	8.00% p.a.
Expected rate of return on plan assets	7.50% p.a.
Salary escalation rate	8% p.a. for next 5 years & 6% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

20. DIVIDEND REMITTANCE IN FOREIGN CURRENCY

The Company does not make any direct remittances of dividends in foreign currencies to ADS holders. The Company remits the equivalent of the dividends payable to the ADS holders in Indian Rupees to the depositary bank, which is the registered shareholder on record for all owners of the Company's ADS. The depositary bank purchases the foreign currencies and remits dividends to the ADS holders.

21. RESEARCH AND DEVELOPMENT ARRANGEMENT

I-Ven Pharma arrangement

During the year ended 31 March 2005, the Company entered into a joint development and commercialisation agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund up to fifty percent of the project costs (development, registration and legal costs) related to the specified generic product filings made by the Company for the United States of America market. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN's interest in the event of the failure of the research and development. However, on successful commercialisation of these products, the Company would pay I-VEN royalty on sales for a period of 5 years for each product. The first tranch advanced by I-VEN of Rs. 985,388 was received on 28 March 2005.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO ACCOUNTS (CONTINUED)

The amount received from I-VEN will be recognised in the income statement upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs. 452,763 (previous year: Rs. 384,488) has been recognised in the current year representing the proportionate costs relating to the completion of specified filings as a credit to research and development expenses. During the year ended 31 March 2007, an amendment agreement has been signed between the parties to reflect a change in the product portfolio and the royalty rate.

Perlecan Pharma arrangement

In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited ("Perlecan Pharma"), with a total equity of U.S.$. 52,500 to be contributed jointly by the Company, Citigroup Venture Capital International Growth Partnership Mauritius Limited ("Citigroup Venture") and ICICI Venture Funds Management Company ("ICICI Venture"). Perlecan Pharma will be engaged in the clinical development and out-licensing of New Chemical Entity ("NCE") assets. As part of this arrangement, the Company has transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma, on 27 March 2006 ("the closing date").

As per the arrangement, Citigroup Venture and ICICI Venture will contribute U.S.$. 22,500 each and the Company will contribute U.S.$. 7,500 towards Perlecan Pharma's initial equity capital. As a result, the Company will initially own approximately 14.31% of the equity of Perlecan Pharma. In addition, Perlecan Pharma will issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at Re. 1.00 per warrant, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity shares of Perlecan Pharma.

As of 31 March 2006, the three investors had invested Rs. 705,700 (U.S.$. 15,818) in Perlecan Pharma. The Company's share of equity was Rs. 100,800 (U.S.$. 2,259). The Company had also committed to invest an additional amount of Rs. 170,000 as its equity contribution in the future. Further, three out of seven directors on the Board of Perlecan Pharma will be from the Company.

Further during the year ended 31 March 2007, the Company and the other two investors have additionally invested Rs. 69,200 and Rs. 412,700 in Perlecan Pharma. As a result, the Company as at 31 March 2007 owns approximately 14.31% of the equity of Perlecan Pharma.

As per the terms of the arrangement, the Company will have the first right to conduct product development and chemical trials on behalf of Perlecan Pharma on an arm's length basis subject to the final decision by the Board of Directors of Perlecan Pharma. Moreover, the research and development expenses incurred by the Company from 1 April 2005 till the closing date of the arrangement will be reimbursed by Perlecan Pharma. Accordingly, an amount of Rs. 372,642 (previous year: Rs. 231,023) receivable from Perlecan Pharma has been recognised in the current year representing cost relating to product development and chemical trials as a credit to research and development cost.

22. SEGMENT INFORMATION

In accordance with AS 17 – Segment Reporting, segment information has been given in the consolidated financial statements of Dr. Reddy's and therefore no separate disclosure on segment information is given in these financial statements.

23. ISSUE OF BONUS SHARES

On 28 July 2006, the members of the Company approved a one-for-one bonus issue on the outstanding equity shares of the Company. Consequently the authorised capital of the Company was increased from Rs. 500,000 as of 31 March 2006 to Rs. 1,000,000 effective 28 July 2006. The additional equity shares were distributed to shareholders on the record date i.e. 30 August 2006.

24. COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary to conform to current year's classification.

cash flow statement FOR THE YEAR ENDED 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Cash flows from operating activities		
Profit before taxation	13,658,457	2,637,646
Adjustments:		
Depreciation and amortisation	1,335,009	1,113,337
Provision for wealth tax	2,147	1,505
Bad debts written off	7,467	27,349
Income from redemption of mutual funds units	(869)	(14,510)
Amortisation of deferred stock compensation expense, net	181,611	133,073
Unrealised foreign exchange (gain) / loss	(151,539)	64,192
Loss on sale of long term invetsments, net	–	18,434
Provision for decline in the value of long-term investments	472,069	175,000
Interest income	(704,883)	(689,467)
Dividend income	-	(29)
Finance charge	479,682	214,241
Profit on sale of fixed assets, net	(45,618)	(330,148)
Provision for doubtful debts	41,900	12,852
Provision for doubtful advances	197,671	11,793
Operating cash flows before working capital changes	**15,473,104**	**3,375,268**
Increase in sundry debtors	(4,618,321)	(1,698,293)
Increase in inventories	(444,868)	(1,392,860)
Increase in loans and advances	(683,341)	(762,117)
Increase in current liabilities and provisions	392,864	1,483,140
Cash generated from operations	**10,119,438**	**1,005,138**
Income taxes paid	(1,181,490)	(208,411)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**8,937,948**	**796,727**
Cash flows from investing activities		
Purchase of fixed assets	(3,884,309)	(1,873,207)
Proceeds from sale of fixed assets	80,037	687,727
Purchase of investments	(745,971)	(10,020,482)
Proceeds from sale of investments	331,869	5,274,899
Loans and advances given to subsidiaries, joint ventures & associates	(454,056)	(3,913,477)
Interest received	699,252	705,087
Dividend received	–	29
NET CASH USED IN INVESTING ACTIVITIES	**(3,973,178)**	**(9,139,424)**
Cash flows from financing activities		
Proceeds from issue of share capital, net of issue expenses	10,029,571	73,638
Repayment of long-term borrowings	(8,193)	(9,882)
Repayment of short-term borrowings	(7,071,859)	(7,700,859)
Proceeds from short-term borrowings	1,147,500	14,202,482
Interest paid	(493,618)	(199,079)
Dividend paid (including dividend tax)	(437,497)	(436,368)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**3,165,905**	**5,929,932**

cash flow statement (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Net increase/(decrease) in cash and cash equivalents	**8,130,675**	**(2,412,765)**
Cash and cash equivalents at the beginning of the period (Note 1)	6,509,429	8,917,227
Effect of exchange gain on cash and cash equivalents	(72,993)	4,967
Cash and cash equivalents at the end of the period (Note 1)	**14,567,111**	**6,509,429**

As per our report attached
for BSR & CO.
Chartered Accountants
S SETHURAMAN PARTNER
Membership No. 203491

HYDERABAD 18 MAY 2007

for DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY — CHAIRMAN
G V PRASAD — VICE CHAIRMAN & CEO
K SATISH REDDY — MANAGING DIRECTOR & COO
SAUMEN CHAKRABORTY — CHIEF FINANCIAL OFFICER
V VISWANATH — COMPANY SECRETARY

Notes:

1. Cash and cash equivalents comprise:

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Cash in hand	5,284	9,333
Balances with banks		
In current accounts	794,295	192,720
In deposit accounts	13,079,445	6,252,361
In EEFC current accounts	673,180	40,185
In unclaimed dividend account	12,620	12,110
In unclaimed fractional share pay order accounts	666	669
In margin money	1,621	2,051
	14,567,111	**6,509,429**

2. The Company has undrawn borrowing facilities of Rs. 223,614. These facilities are essentially for funding working capital requirements of the Company.
3. During the previous year, the Company had taken a short-term loan of Rs. 1,426,140 from State Bank of India, Hyderabad which was secured by way of pledge of fixed deposits.This has been released during current year.
4. Previous year's figures have been regrouped/reclassified, wherever necessary to conform to the current year's classification.

balance sheet abstract and company's general business profile

1. Registration details

Registration No.:	4 5 0 7	State Code:	0 1
Balance Sheet Date:	3 1 / 0 3 / 0 7 (Date Month Year)		

2. Capital raised during the year (Amount in Rs. thousands)

Public Issue:	N I L	Rights Issue:	N I L
Bonus Issue:	7 6 7 5 7 8 0 2	Private Placement:	
		ADR Issue	1 0 0 1 3 9 1 0
		Preferential offer of shares under Employee Stock Option Scheme 2002	1 5 9 8 0 8

3. Position of moblisation and deployment of funds (Amount in Rs. thousands)

Total Liabilities:	4 7 6 0 9 9 8 9	Total Assets:	4 7 6 0 9 9 8 9
Sources of Funds:			
Paid-up Capital:	8 3 9 5 6 1	Reserves and Surplus:	4 2 8 9 4 0 0 5
Secured Loans:	1 9 2 2 5	Unsecured Loans:	3 2 7 9 7 9 4
Application of Funds:			
Net Fixed Assets:	6 8 2 0 3 8 6	Investments:	8 3 0 2 1 2 6
Net Current Assets:	2 9 6 8 1 3 9 6	Miscellaneous Exp.:	N I L

4. Performance of the Company (Amount in Rs. thousands)

Turnover:	3 8 2 8 0 3 8 1	Total Expenditure:	2 7 1 8 4 5 9 1
Profit Before Tax:	1 3 6 5 8 4 5 7	Profit After Tax:	1 1 7 6 8 5 9 3
Earning Per Share in Rs.	7 4 . 2 3	Dividend Rate % (Post bonus shares issue)	7 5

5. Generic names of three principal products/services of company (as per the monetary terms)

Item Code No.: (ITC Code)	2 9 4 1 9 0 0 3
Product Description:	Ciprofloxacin Hydrochloride
Item Code No.: (ITC Code)	2 9 4 2 0 0 0 1
Product Description:	Norfloxacin
Item Code No.: (ITC Code)	3 0 0 4 9 0 3 8
Product Description:	Omerprazole



This page has been intentionally left blank.

IGAAP consolidated financials

auditors' report to the board of directors

AUDITORS' REPORT TO THE BOARD OF DIRECTORS OF DR. REDDY'S LABORATORIES LIMITED ON THE CONSOLIDATED FINANCIAL STATEMENTS OF DR. REDDY'S LABORATORIES LIMITED AND ITS SUBSIDIARIES

1. We have audited the attached consolidated balance sheet of Dr. Reddy's Laboratories Limited ("the Company") and its subsidiaries (collectively referred to as the "Dr. Reddy's Group") as at 31 March 2007 and also the consolidated profit and loss account and the consolidated cash flow statement for the year ended on that date, annexed thereto. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audit.

2. We conducted our audit in accordance with auditing standards generally accepted in India. Those Standards require that we plan and perform the audit to obtain reasonable assurance whether the consolidated financial statements are free of material misstatement. An audit includes, examining on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

3. The consolidated financial statements have been prepared by the Company's management in accordance with the requirements of Accounting Standard 21– "Consolidated Financial Statements", issued by The Institute of Chartered Accountants of India.

4. In our opinion and to the best of our information and according to the explanations given to us, the consolidated financial statements give a true and fair view in conformity with the accounting principles generally accepted in India:

   (i) in the case of the Consolidated Balance Sheet, of the consolidated state of affairs of Dr. Reddy's Group as at 31 March 2007;

   (ii) in the case of Consolidated Profit and Loss Account, of the consolidated results of operations of Dr. Reddy's Group for the year ended on that date; and

   (iii) in the case of Consolidated Cash Flow Statement, of the consolidated cash flows of Dr. Reddy's Group for the year ended on that date.

for **BSR & Co.**
Chartered Accountants

S Sethuraman
Partner
Membership No. 203491

Place: Hyderabad
Date: **18 MAY 2007**

consolidated balance sheet AS AT 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	SCHEDULE	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SOURCES OF FUNDS			
Shareholders' funds			
Share capital	1	839,561	383,473
Reserves and surplus	2	39,133,040	20,305,323
		39,972,601	**20,688,796**
Loan funds			
Secured loans	3	6,144,284	1,779,665
Unsecured loans	4	18,762,313	29,389,410
		24,906,597	**31,169,075**
Deferred tax liabilities	19(7)	1,062,071	781,491
Minority Interest		10,473	–
		65,951,742	**52,639,362**
APPLICATION OF FUNDS			
Fixed assets	5		
Gross block		47,203,054	42,012,771
Less: Accumulated depreciation		(11,848,819)	(8,095,598)
Net block		35,354,235	33,917,173
Capital work-in-progress (including capital advances)		2,897,792	1,398,202
		38,252,027	**35,315,375**
Deferred tax assets	19(7)	95,114	26,584
Investments	6	1,341,169	1,337,248
Current assets, loans and advances			
Inventories	7	7,471,517	6,665,211
Sundry debtors	8	7,810,410	5,104,357
Cash and bank balances	9	18,610,097	9,796,156
Loans and advances	10	3,600,324	5,051,942
		37,492,348	**26,617,666**
Current liabilities and provisions			
Current liabilities	11	9,853,512	8,527,625
Provisions	12	1,375,404	2,129,886
		11,228,916	**10,657,511**
Net current assets		**26,263,432**	**15,960,155**
		65,951,742	**52,639,362**
Notes to consolidated accounts	19		

The schedules referred to above form an integral part of the consolidated balance sheet

As per our report attached
for BSR & CO.
Chartered Accountants
S SETHURAMAN — PARTNER
Membership No. 203491

HYDERABAD — 18 MAY 2007

for DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY	CHAIRMAN
G V PRASAD	VICE CHAIRMAN & CEO
K SATISH REDDY	MANAGING DIRECTOR & COO
SAUMEN CHAKRABORTY	CHIEF FINANCIAL OFFICER
V VISWANATH	COMPANY SECRETARY

consolidated profit and loss account FOR THE YEAR ENDED 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	SCHEDULE	FOR THE YEAR ENDED 31 MARCH 2007		FOR THE YEAR ENDED 31 MARCH 2006	
INCOME					
Sales, gross			65,125,674		24,605,247
Less: Excise duty and other similar duties and taxes on sales			(779,390)		(1,139,473)
Sales, net			64,346,284		23,465,774
Service income			882,172		113,403
License fees			27,542		47,521
Other income	13		1,161,633		1,205,517
			66,417,631		**24,832,215**
EXPENDITURE					
Material costs	14		27,431,721		8,164,634
Conversion charges			1,142,040		514,234
Excise duty and other similar duties and taxes			117,191		76,454
Personnel costs	15		6,432,916		3,495,337
Operating and other expenses	16		11,044,869		6,503,386
Research and development expenses		3,271,457		2,352,824	
Less: Amount reimbursed as per the research and development arrangements (Refer Note 13, Schedule 19)	19(13)	(825,405)	2,446,052	(615,511)	1,737,313
Loss on sale of investments			–		18,434
Finance charges	17		1,526,193		644,242
Equity in loss of associates, net (Refer Note 4, Schedule 19)	19(4)		86,525		47,968
Depreciation and amortisation			3,791,107		1,616,859
			54,018,614		**22,818,861**
Profit before taxation and minority interest			**12,399,017**		**2,013,354**
Income tax	18		2,743,686		545,980
Profit before minority interest			**9,655,331**		**1,467,374**
Minority interest			3,547		(76)
Profit for the year			**9,658,878**		**1,467,298**
Balance in profit and loss account brought forward		1,185,353		366,548	
Less: Transitional Liability recognised pursuant to adoption of Accounting standard - 15 (Revised) "Employee Benefits"	19(16)	(81,702)	1,103,651	–	366,548
Amount available for appropriation			**10,762,529**		**1,833,846**
APPROPRIATIONS					
Proposed dividend on equity shares			629,671		383,473
Tax on proposed dividend			107,013		53,782
Dividend of previous years (including tax)			242		114
Transfer to general reserve			1,176,859		211,124
Balance carried forward			8,848,744		1,185,353
			10,762,529		**1,833,846**
Earnings per share	19(8)				
Basic – Par value Rs. 5 per share			60.92		9.59
Diluted – Par value Rs. 5 per share			60.52		9.54
Notes to consolidated accounts	19				

The schedules referred to above form an integral part of the consolidated profit and loss account

As per our report attached
for BSR & CO.
Chartered Accountants
S SETHURAMAN — PARTNER
Membership No. 203491

HYDERABAD — 18 MAY 2007

for DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY — CHAIRMAN
G V PRASAD — VICE CHAIRMAN & CEO
K SATISH REDDY — MANAGING DIRECTOR & COO
SAUMEN CHAKRABORTY — CHIEF FINANCIAL OFFICER
V VISWANATH — COMPANY SECRETARY

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

		AS AT 31 MARCH 2007		AS AT 31 MARCH 2006
SCHEDULE 1: SHARE CAPITAL				
Authorised				
200,000,000 (previous year : 100,000,000) equity shares of Rs. 5 each		1,000,000		500,000
Issued				
167,912,380 (previous year: 76,694,770) equity shares of Rs. 5 each fully paid-up (Note 1)		839,562		383,474
Subscribed and paid-up				
167,912,180 (previous year: 76,694,570) equity shares of Rs. 5 each fully paid-up	839,560		383,472	
Add: Forfeited share capital (Note 2)	1	839,561	1	383,473
		839,561		**383,473**

Notes:

1. Subscribed and paid-up share capital includes:
   (a) 111,732,202 (previous year: 34,974,400) equity shares of Rs. 5 each fully paid-up, allotted as bonus shares. Out of total, 34,974,400 shares were alloted by capitalisation of General Reserve in the earlier years. During the year, the Company further issued 76,757,802 equity shares as bonus shares by capitalisation of the Securities Premium Account.
   (b) 1,052,248* (previous year: 526,124) equity shares of Rs. 5 each allotted pursuant to a scheme of amalgamation with Standard Equity Fund Limited without payments being received in cash.
   (c) 20,571,768* (previous year: 10,285,884) equity shares of Rs. 5 each allotted and 82,800 (previous year: 82,800) equity shares of Rs. 5 each extinguished pursuant to a scheme of amalgamation with erstwhile Cheminor Drugs Limited (CDL) without payments being received in cash.
   (d) 40,750,000* (previous year: 13,225,000) equity shares of Rs. 5 each allotted against American Depository Shares (ADS). The Company, during the year, through a secondary offering raised Rs. 10,241,200 by issuing 14,300,000 ADS representing 14,300,000 equity shares.
   (e) 17,204,304 * (previous year: 8,602,152) equity shares of Rs. 5 each allotted against Global Depository Receipts (GDR), that were converted into ADS during the year ended 31 March 2002.
   (f) 226,776* (previous year: 113,388) equity shares of Rs. 5 each allotted to the erstwhile members of American Remedies Limited (ARL) pursuant to a scheme of amalgamation with ARL without payments being received in cash.
   (g) 398,661* (Previous year:175,621) equity shares of Rs. 5 each allotted to the employees of the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002".
2. Represents 200 (previous year: 200) equity shares of Rs. 5 each, amount paid-up Rs. 500/-, forfeited due to non-payment of allotment money.
3. 1,080,832 stock options are outstanding to be issued by the Company on exercise of the vested stock options in accordance with the terms of exercise under the "Dr. Reddy's Employees Stock Option Scheme, 2002".

* Number of shares outstanding have been adjusted for the bonus issue.

schedules to the consolidated balance sheet (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 2: RESERVES AND SURPLUS		
Capital reserve		
Balance as at the beginning and at the end of the year	**13,769**	**13,769**
Securities premium account		
Balance at the beginning of the year	7,877,812	7,734,005
Add: Received during the year on exercise of employee stock options	83,330	143,807
Add: Received during the year on issue of American Depository Shares (ADS)	10,169,700	–
Less: Utilised for issue of bonus shares	(383,789)	–
Less: Utilisation towards ADS issue expenses	(227,290)	–
	17,519,763	**7,877,812**
Employees stock options outstanding		
Balance at the beginning of the year	261,053	275,402
Add: Options granted during the year	292,251	155,600
Less: Options forfeited during the year	(36,350)	(98,900)
Less: Options excercised during the year	(68,468)	(71,049)
Balance at the end of the year (A)	448,486	261,053
Deferred stock compensation cost		
Balance at the beginning of the year	146,592	222,965
Add: Options granted during the year	292,251	155,600
Less: Amortisation during the year, net of forfeiture	(181,611)	(133,073)
Less: Options forfeited during the year	(36,350)	(98,900)
Balance at the end of the year (B)	220,882	146,592
(A) – (B)	**227,604**	**114,461**
General reserve		
Balance at the beginning of the year	10,998,701	10,787,577
Add: Transferred from profit and loss account	1,176,859	211,124
	12,175,560	**10,998,701**
Foreign Currency Translation Reserve		
Opening balance	115,227	80,823
Additions for the year	232,373	34,404
	347,600	**115,227**
Profit and loss account		
Balance in consolidated profit and loss account	**8,848,744**	**1,185,353**
	39,133,040	**20,305,323**

schedules to the consolidated balance sheet (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 3: SECURED LOANS		
Loans from banks		
Long term non recourse loan (Note 1)	5,787,000	-
Short term loan from State Bank of India	-	1,426,140
Others (Note 2 and 3)	85,549	92,632
Finance lease obligation (Note 4)	252,510	235,748
Loan from Indian Renewable Energy Development Agency Limited (Note 5)	19,225	25,145
	6,144,284	**1,779,665**

Notes:

1. Long term non recourse loan is against a general security of assets of one of the subsidiary. This Loan carries an interest rate of EURIBOR plus 200 bps.
2. Loan from ICICI Bank taken by Aurigene Discovery Technologies Limited ("Aurigene") is secured by way of hypothecation of vehicles acquired by Aurigene. The loan carries an interest rate of 8.015% per annum.
3. Loan from the Agricultural Bank of China taken by Kunshan Rotam Reddy Pharmaceutical Co. Limited ("Reddy Kunshan"), a consolidated joint venture, is secured by way of hypothecation of leasehold land, buildings and equipment of Reddy Kunshan. This loan carries an interest rate of 5.742% per annum.
4. Finance lease obligation represents present value of minimum lease rental payable for the building taken by a Company's subsidiary, (Refer Note 15, Schedule 19)
5. Loan from Indian Renewable Energy Development Agency Limited is secured by way of hypothecation of specific movable assets pertaining to the Solar Grid Interactive Power plant. The loan is repayable in quarterly installments of Rs. 1,480 each quarter and carries an interest rate of 2% per annum.

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 4: UNSECURED LOANS		
Sales tax deferment loan from the Government of Andhra Pradesh (interest free)	68,708	70,980
Packing credit loan (Note 1)	2,684,700	6,893,018
Long term Euro Loan (Note 2)	15,482,514	21,602,000
Bank Overdraft (Note 3)	526,391	823,412
	18,762,313	**29,389,410**

Notes:

1. Foreign currency packing credit loan is from State Bank of India carrying an interest rate of LIBOR plus 60 bps. The loan is repayable on expiry of 6 months from the date of drawdown. Rupee packing credit loan from Standard Chartered Bank and Bank of Tokyo – Mitsubishi UFJ Ltd carrying an interest rate of 9.5% per annum and 9% per annum respectively. During the previous year foreign currency packing credit loan was from State Bank of India, HSBC, Citibank, Standard Chartered Bank, Bank of America and ABN Amro Bank carrying an interest rate of LIBOR plus 50 - 70 bps and repayable on expiry of six months from the dates of respective drawdowns.
2. Long term euro loan has been guaranteed by the Company and certain subsidiaries of the Group. The loan carried an interest rate of EURIBOR plus 150 basis points. Effective 24 November 2006 the interest rate has been changed to EURIBOR plus 70 basis points.
3. Bank overdraft is on the current accounts with HDFC Bank, which carry an interest rate of 9% per annum. During the previous year, bank overdraft was with Citibank and HDFC which carried an interest rate of 11% per annum and 9% per annum respectively.

schedules to the consolidated balance sheet (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 5: FIXED ASSETS

	GROSS BLOCK					DEPRECIATION					NET BLOCK	
DESCRIPTION	AS AT 1 APRIL 2006	ADDITIONS	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS	AS AT 31 MARCH 2007	AS AT 1 APRIL 2006	FOR THE YEAR	DELETIONS	FOREIGN EXCHANGE ADJUSTMENTS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Land – freehold (Note 1)	780,604	-	-	3,104	783,708	-	-	-	-	-	783,708	780,604
Land – leasehold (Note 2)	62,688	357	-	13,509	76,554	1,765	1,380	-	460	3,605	72,949	60,923
Buildings	2,265,373	587,269	26,284	43,983	2,870,341	413,627	135,417	21,887	7,439	534,596	2,335,745	1,851,746
Plant and machinery (Note 3)	5,287,065	1,556,251	74,948	(24,207)	6,744,161	2,556,795	783,004	37,960	2,583	3,304,422	3,439,739	2,730,271
Electrical equipment	648,154	175,522	3,108	-	820,568	305,808	79,057	1,713	-	383,152	437,416	342,346
Laboratory equipment	1,676,874	405,417	21,665	1,758	2,062,384	771,133	286,258	16,966	1,177	1,041,602	1,020,782	905,740
Furniture, fixtures and office equipment	1,143,603	245,788	15,719	28,462	1,402,134	722,047	199,051	18,850	3,593	905,841	496,293	421,556
Vehicles	284,782	125,464	29,205	79	381,120	119,762	62,534	19,290	66	163,072	218,048	165,020
Library	695	-	-	-	695	695	-	-	-	695	-	-
Intangibles												
Customer contracts	243,424	-	-	-	243,424	24,911	100,177	-	-	125,088	118,336	218,513
Goodwill	20,857,113	99,325	-	1,426,440	22,382,878	755,411	1,112,545	72	54,063	1,921,947	20,460,931	20,101,702
Patents, trademarks and designs	7,732,391	276,847	12,500	512,951	8,509,689	1,850,170	947,899	9,843	103,895	2,892,121	5,617,568	5,882,221
Technical know-how	522,310	-	63,777	-	458,533	335,035	52,231	51,509	-	335,757	122,776	187,275
Non-compete fees	227,500	-	-	-	227,500	204,750	22,750	-	-	227,500	-	22,750
	41,732,576	**3,472,240**	**247,206**	**2,006,079**	**46,963,689**	**8,061,909**	**3,782,303**	**178,090**	**173,276**	**11,839,398**	**35,124,291**	**33,670,667**
Assets taken on lease												
Buildings	280,195	-	-	(40,830)	239,365	33,689	8,804	-	(33,072)	9,421	229,944	246,506
Total	**42,012,771**	**3,472,240**	**247,206**	**1,965,249**	**47,203,054**	**8,095,598**	**3,791,107**	**178,090**	**140,204**	**11,848,819**	**35,354,235**	**33,917,173**
Previous year	13,052,133	29,987,829	(1,000,702)	(26,489)	(42,012,771)	5,253,208	1,616,859	2,499,296	(18,455)	8,095,598	33,917,173	

Notes:

1. Land located at Pydibheemavaram alloted by the Andhra Pradesh Industrial Infrastructure Corporation Limited having book value of Rs. 7,893 (previous year: Rs. 7,893) was not registered in the name of the Company as of 31 March 2007. The same was registered on 18 April 2007.
2. In pursuance of an allotment letter ("the letter") dated 16 October 2001, received from Karnataka Industrial Area Development Board , Aurigene Discovery Technologies Limited, a consolidated subsidiary, acquired land located at Electronics City, Bangalore, on a lease-cum-sale basis. In terms of the letter, the lease shall be converted into a sale at the end of six years subject to fulfillment of all the terms and conditions of the allotment. Pending completion of the period of six years and fulfillment of the terms and conditions of the allotment, the amount incurred on the land acquisition aggregating to Rs. 49,729 (previous year: Rs. 49,729) has been accounted as leasehold land.
3. The Group owns a treated effluent discharge pipeline with a cost of Rs. 9,257 (Previous year: Rs. 9,257) and net book value of Rs. 1,594 (Previous year: Rs. 2,551) in equal proportion jointly with a third party in Pydibheemavaram pursuant to a mutual agreement.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 6: INVESTMENTS		
(Long term, unless otherwise specified)		
Investment in associates		
Perlecan Pharma Private Limited	69,773	66,464
Other investments (at cost)		
Aggregate cost of quoted investments (Note 1)	3,096	3,116
Aggregate cost of unquoted investments	1,320,922	1,320,922
Current Investments, at the lower of cost or market value		
Mutual funds	15,335	14,703
	1,409,126	**1,405,205**
Less: Provision for decline, other than temporary, in the value of investments	(67,957)	(67,957)
	1,341,169	**1,337,248**
Market value of quoted investments	11,933	11,636
Market value of current investments	15,386	14,703

Note:

1. In respect of shares of State Bank of India, the share certificates were misplaced during transfer/lost in transit. The Company has initiated necessary legal action at the appropriate courts

SCHEDULE 7: INVENTORIES		
Stores, spares and packing material	554,587	428,381
Raw materials	2,472,849	2,334,552
Work-in-process	1,690,584	1,436,810
Finished goods	2,753,497	2,465,468
	7,471,517	**6,665,211**
SCHEDULE 8: SUNDRY DEBTORS		
(Unsecured)		
Debts outstanding for a period exceeding six months		
Considered good	310,614	98,733
Considered doubtful	303,151	261,251
Other debts		
Considered good	7,499,796	5,005,624
	8,113,561	**5,365,608**
Less: Provision for doubtful debts	(303,151)	(261,251)
	7,810,410	**5,104,357**
SCHEDULE 9: CASH AND BANK BALANCES		
Cash in hand	9,407	13,519
Balances with banks		
In current accounts	3,347,342	3,467,511
In EEFC current accounts	673,180	40,185
In deposit accounts	14,566,882	6,262,162
In unclaimed dividend accounts	12,620	12,110
In unclaimed fractional share pay order accounts	666	669
	18,610,097	**9,796,156**
Deposits with banks include:		
(i) Margin money for letters of credit and bank guarantees	9,063	2,051
(ii) Balance of unutilised money out of ADS issue	8,732,898	-

(iii) During the previous year, fixed deposit amount ng to Rs. 4,461,500 had been pledged against a loan taken by the Company's subsidiary, Reddy Holding GmbH. This has been released during the current year.

(iv) During the previous year, the Company had taken a short term loan of Rs. 1,426,140 from State Bank of India, Hyderabad which was secured by way of pledge of its fixed deposits. This has been released during the current year.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 10: LOANS AND ADVANCES		
(Unsecured)		
Considered good		
Advances to associate	89,716	234,541
Advances to material suppliers	288,916	359,950
Staff loans and advances	17,460	21,320
Interest accrued on investments	5,630	–
Other advances recoverable in cash or in kind or for value to be received	2,014,257	1,462,029
Advance tax, net of provision for current taxes	43,179	1,810,911
MAT credit entitlement	–	141,082
Balances with statutory authorities	893,303	791,893
Deposits	247,863	230,216
	3,600,324	**5,051,942**
Considered doubtful		
Staff loans and advances	6,500	6,500
Other advances recoverable in cash or in kind or for value to be received	52,671	29,268
Advances towards investment	8,056	8,056
	3,667,551	**5,095,766**
Less: Provision for doubtful advances	(67,227)	(43,824)
	3,600,324	**5,051,942**

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 11: CURRENT LIABILITIES		
Sundry creditors (Notes: 1,2 and 3)	9,795,782	8,459,112
Interest accrued but not due on loan	4,665	15,162
Unclaimed dividends	12,620	12,110
Trade deposits	40,445	41,241
	9,853,512	**8,527,625**

Notes:

1. Includes liability towards leave encashment amounting to Rs. 145,306 pursuant to an amendment of the Company's and one of its subsidiary's leave encashment policy.
2. The principal amount paid and that remaining unpaid as at 31 March 2007 in respect of enterprises covered under the "Micro, Small and Medium Enterprises Development Act, 2006" (MSMDA), are Rs. 107,595 and Rs. 26,482 respectively. The interrest amount computed based on the provisions of MSMDA is Rs. 604 remaining unpaid as of 31 March 2007.
3. The list of undertakings covered under MSMDA were determined by the Company on the basis of information available with the Company and have been relied upon by the auditors.

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
SCHEDULE 12: PROVISIONS		
Proposed dividend	629,671	383,473
Tax on proposed dividend	107,013	53,782
Provision for		
Gratuity	23,589	1,036
Leave encashment	35,214	140,654
Pension, seniority and severence indemnity plan	56,804	33,395
Taxation, net of advance taxes	523,113	1,517,546
	1,375,404	**2,129,886**

schedules to the consolidated profit and loss account

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
SCHEDULE 13: OTHER INCOME		
Interest on fixed deposits	495,815	581,038
Interest on investments	3,000	85,874
Interest others	21,941	26,433
Dividends from investments	-	29
Profit on sale of fixed assets, net	46,000	320,218
Income from redemption of mutual fund units	869	14,510
Sale of spent chemicals	206,994	101,589
Forex gain, net	178,674	-
Miscellaneous income	208,340	75,826
	1,161,633	**1,205,517**

Note:

Fixed deposits and interest income are stated at gross values. The value of income tax deducted at source is Rs. 71,314 (previous year: Rs. 1,53,622)

		FOR THE YEAR ENDED 31 MARCH 2007		FOR THE YEAR ENDED 31 MARCH 2006
SCHEDULE 14: MATERIAL COSTS				
(a) Net (Increase) / Decrease in Stock				
Opening				
Work-in-process	1,436,810		1,076,609	
Finished goods	2,465,468		1,107,048	
Add: Stocks acquired on acquisition of Reddy beria	22,864		-	
Add: Stocks acquired on acquisition of Falcon and betapharm (Note 6 of Schedule 19)	-	3,925,142	1,296,336	3,479,993
Closing				
Work-in-process	1,690,584		1,436,810	
Finished goods	2,753,497	4,444,081	2,465,468	3,902,278
Net (increase)		**(518,939)**		**(422,285)**
(b) Raw materials consumed*				
Opening stock of raw materials	2,334,552		1,025,844	
Add: Stocks acquired on acquisition of Falcon and betapharm (Note 6 of Schedule 19)	-		191,521	
Add: Purchases	9,828,005		6,681,553	
	12,162,557		7,898,918	
Less: Closing stock	(2,472,849)	**9,689,708**	(2,334,552)	**5,564,366**
(c) Stores, chemicals, spares and packing material consumed		**1,226,135**		**769,943**
(d) Purchase of traded goods		**17,034,817**		**2,252,610**
		7,431,721		**8,164,634**

*Raw materials consumed include Rs. 364,321 (previous year: Rs. 15,646) being stocks written-off/written-down, Rs. 647,987 (previous year: Rs. 100,059) being cost of samples issued and is net of Rs. 781,308 (previous year: Rs. 390,541) being sale of raw materials.

schedules to the consolidated profit and loss account (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
SCHEDULE 15: PERSONNEL COSTS		
Salaries, wages and bonus	5,247,586	2,842,537
Contribution to provident and other funds	452,192	181,692
Workmen and staff welfare expenses	551,527	338,035
Amortisation of deferred stock compensation expense	181,611	133,073
	6,432,916	**3,495,337**
SCHEDULE 16: OPERATING AND OTHER EXPENSES		
Power and fuel	812,359	535,316
Rent	325,153	173,271
Rates and taxes	135,744	122,362
Repairs and maintenance		
Buildings	79,315	22,373
Plant and machinery	424,932	239,162
Others	413,517	233,573
Insurance	266,589	194,481
Travelling and conveyance	540,825	329,690
Communication	234,353	105,983
Advertisements	205,424	64,755
Commission on sales	204,619	189,883
Carriage outwards	1,231,706	823,883
Other selling expenses	3,143,055	1,690,958
Printing and stationery	111,411	67,918
Legal and professional charges	1,367,369	890,399
Donations	79,181	60,039
Bad debts written-off	7,467	27,349
Provision for doubtful advances	23,403	(2,960)
Provision for doubtful debts	41,900	12,852
Directors' sitting fees	350	360
Directors' remuneration	374,361	63,159
Auditors' remuneration	8,815	8,827
Bank charges	61,503	39,416
Exchange loss, net	–	144,862
Sundry expenses	951,518	465,475
	11,044,869	**6,503,386**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
SCHEDULE 17: FINANCE CHARGES		
Interest on loan note in respect of acquisition of Dr. Reddy's Laboratories (EU.) Limited	-	323
Interest on packing credit loan	318,385	175,477
Interest on long term loan	1,024,058	76,409
Other finance charges	183,750	392,033
	1,526,193	**644,242**

	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
SCHEDULE 18: INCOME TAX		
Current taxes		
Domestic taxes	1,726,907	279,536
MAT credit entitlement	-	(141,082)
Foreign taxes	708,365	34,080
	2,435,272	**172,534**
Deferred taxes		
Domestic taxes	23,631	319,275
Foreign taxes	214,208	(15,572)
Fringe benefit Tax	70,575	69,743
	308,414	**373,446**
	2,743,686	**545,980**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS

1. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation of consolidated financials statements

The consolidated financial statements have been prepared and presented under the historical cost convention on the accrual basis of accounting in accordance with the accounting principles generally accepted in India ("GAAP") and comply with the mandatory Accounting Standards ("AS") issued by the Institute of Chartered Accountants of India ("ICAI") to the extent applicable. The consolidated financial statements are presented in Indian rupees rounded off to the nearest thousand.

b) Use of estimates

The preparation of the consolidated financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent liabilities on the date of the consolidated financial statements and reported amounts of income and expenditure for the year. Actual results could differ from these estimates. Any revision to accounting estimates is recognised prospectively in the current and future periods.

c) Principles of consolidation

The consolidated financial statements include the financial statements of Dr. Reddy's Laboratories Limited ("the Company"), the parent company and all of its subsidiaries (collectively referred to as "the Group" or "Dr Reddy's Group"), in which DRL has more than one-half of the voting power of an enterprise or where Dr. Reddy's controls the composition of the Board of Directors. In accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures", issued by the ICAI, the Group has accounted for its proportionate share of interest in a joint venture by the proportionate consolidation method. The joint venture arrangement has been more fully described in Note 5 below.

The consolidated financial statements have been prepared on the following basis:

- The financial statements of the parent company and the subsidiaries have been combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group balances / transactions and resulting unrealised profits in full. Unrealised losses resulting from intra-group transactions have also been eliminated except to the extent that recoverable value of related assets is lower than their cost to the group. The amounts shown in respect of reserves comprise the amount of the relevant reserves as per the balance sheet of the parent company and its share in the post-acquisition increase in the relevant reserves of the subsidiaries.
- The Group accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financial policies of the investee. Inter company profits and losses have been proportionately eliminated until realised by the investor or investee.
- Pursuant to the adoption of AS 27 "Financial Reporting of Interest in Joint Ventures" the Group does not consolidate entities where, regardless of the share of capital contributions, the minority shareholders have significant participating rights jointly with the Group, that provide for effective involvement in significant financial and operating decisions in the ordinary course of business.
- The proportionate share of Group's interest in Joint Ventures is combined on a line-by-line basis by adding together the book values of like items of assets, liabilities, income and expenses after eliminating intra-group transactions and resulting unrealised profits, to the extent it pertains to the group.
- The excess / deficit of cost to the parent company of its investment in the subsidiaries, joint ventures and associates over its portion of equity at the respective dates on which investment in such entities were made is recognised in the financial statements as goodwill / capital reserve. The parent company's portion of equity in such entities is determined on the basis of the book values of assets and liabilities as per the financial statements of such entities as on the date of investment and if not available, the financial statements for the immediately preceding period adjusted for the effects of significant transactions, up to the date of investment. Goodwill / capital reserve arising on the acquisition of an associate by the parent company is included in the carrying amount of investment in the associate but is disclosed separately.
- The consolidated financial statements are presented, to the extent possible, in the same format as that adopted by the parent company for its separate financial statements.
- The consolidated financial statements are prepared using uniform accounting policies for like transactions and other events in similar circumstances.

d) Fixed assets and depreciation

Fixed assets are carried at the cost of acquisition or construction, less accumulated depreciation. The cost of fixed assets includes taxes, duties, freight and other incidental expenses related to the acquisition and installation of the respective assets. Borrowing costs directly attributable to acquisition or construction of those fixed assets which necessarily take a substantial period of time to get ready for their intended use are capitalised. The cost of fixed assets also includes the exchange differences arising in respect of foreign currency loans or other liabilities incurred for the purpose of acquiring fixed assets from a country outside India.

Advances paid towards the acquisition of the fixed assets outstanding at each balance sheet date and the cost of fixed assets not ready for their intended use before such date are disclosed under capital work-in-progress. Pre-operative expenses directly attributable to fixed assets pending capitalisation are included under capital work-in-progress.

Depreciation on fixed assets is provided using the straight-line method at the rates specified in Schedule XIV to the Companies Act, 1956 or based on the useful lives of the assets as estimated by the management, which ever is higher. Depreciation is calculated on a pro-rata basis from the date of installation till the date the assets are sold or disposed off. Individual assets costing less than Rs. 5,000/- are depreciated in full in the year of acquisition.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Management's estimates of the useful lives for various categories of fixed assets are given below:

	YEARS
Buildings	
Factory and administrative buildings	20 to 50
Ancillary structures	3 to 10
Plant and machinery	3 to 15
Electrical equipment	5 to 15
Laboratory equipment	5 to 15
Furniture, fixtures and office equipment (other than computer equipment)	4 to 8
Computer equipment	3
Vehicles	4 to 5
Library	2
Leasehold land	Being amortised over the primary period of the lease

e) Intangible assets and amortisation

Intangible assets are recorded at the consideration paid for acquisition. Intangible assets are amortised over their estimated useful lives on a straight-line basis, commencing from the date the asset is available to the Group for its use. The Management estimates the useful lives for the various intangible assets as follows:

	YEARS
Goodwill	5 to 20
Patents, trademarks and designs (including marketing know-how)	3 to 10
Customer contracts	2 to 5
Technical know-how	10
Non-compete fees	1.5 to 10

f) Investments

Long-term investments, other than investments in associates, are stated at cost. A provision for diminution is made to recognise a decline, other than temporary, in the value of long-term investments. Current investments are carried at the lower of cost and fair value. The comparison of cost and fair value is done separately in respect of each category of investment.

Investments in associates, accounted under the equity method of accounting, are initially recorded at cost, identifying any goodwill / capital reserve at the time of acquisition. The carrying amount of such investments is adjusted thereafter for the post acquisition change in the Group's share of net assets of the investee unless there is an agreement to the contrary. The carrying amount of investment in an associate is reduced to recognise a decline, other than temporary, in the value of the investment, such reduction being determined and made for each investment individually.

g) Inventories

Inventories are valued at the lower of cost and net realisable value. Cost of inventories comprises all costs of purchase, cost of conversion and other costs incurred in bringing the inventories to their present location and condition.

Raw materials	First in first out (FIFO)
Stores and spares	Weighted average method
Work-in-process and finished goods (manufactured)	FIFO and including an appropriate share of production overheads
Finished goods (traded)	Actual cost of purchase
Goods in transit	Actual cost of purchase

The methods of determining cost of various categories of inventories are as follows:

h) Research and development

Revenue expenditure on research and development is expensed as incurred. Capital expenditure incurred on research and development is capitalised as fixed assets and depreciated in accordance with the depreciation policy of the Group.

i) Employee benefits

Contributions payable to an approved gratuity fund (a defined benefit plan) and certain defined benefit plans at overseas subsidiaries determined by independent actuaries at the balance sheet date, are charged to the profit and loss account. Provision for leave encashment cost is made on the basis of an actuarial valuation at the balance sheet date, carried out by an independent actuary. All actuarial gains and losses arising during the year are recognized in the statement of expense of the year.

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Contributions payable to recognised provident funds, approved superannuation scheme, employee pension and social security schemes in certain overseas subsidiaries, which are defined contribution schemes, are charged to the profit and loss account. All actuarial gains and losses arising during the year are recognized in the profit and loss account of the year.

j) Foreign currency transactions, balances and translation of financial statements of foreign subsidiaries and joint venture

Foreign currency transactions are recorded using the exchange rates prevailing on the dates of the respective transactions. Exchange differences arising on foreign currency transactions settled during the year are recognised in the profit and loss account except that exchange differences related to acquisition of fixed assets from a country outside India are adjusted in the carrying amount of the related fixed assets.

Monetary assets and liabilities denominated in foreign currencies as at the balance sheet date not covered by forward exchange contracts are translated at year-end rates. The resultant exchange differences (except those related to acquisition of fixed assets from a country outside India) are recognised in the profit and loss account. Non-monetary assets are recorded at the rates prevailing on the date of the transaction.

Forward contracts are entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date. The premium or discount on all such contracts arising at the inception of each contract is amortised as expense or income over the life of the contract. Any profit or loss arising on the cancellation or renewal of forward contracts is recognised as income or expense for the period.

In relation to the forward contracts entered into to hedge the foreign currency risk of the underlying outstanding at the balance sheet date, the exchange difference is calculated and recorded in accordance with AS - 11 (revised). The exchange difference on such a forward exchange contract is calculated as the difference the foreign currency amount of the contract translated at the exchange at the reporting date, or the settlement date where the transaction is settled during the reporting period, and the corresponding foreign currency amount translated at the later of the date of inception of the forward exchange contract and the last reporting date. Such exchange differences are recognized in the profit and loss account in the reporting period in which the exchange rates change.

The financial statements of the foreign integral subsidiaries, representative offices and (collectively referred to as the 'foreign integral operations') are translated into Indian rupees as follows:

- Revenue items, except opening and closing inventories and depreciation are translated at the respective monthly average rates. Opening and closing inventories are translated at the rates prevalent at the commencement and close respectively of the accounting period. Depreciation is translated at the rates used for the translation of the values of the assets on which depreciation is calculated.
- Monetary items are translated using the closing rate.
- Non-monetary items, other than inventories and fixed assets, are translated using the exchange rate at the date of transaction i.e., the date when they were acquired.
- Fixed assets are translated using the exchange rate at the date of their acquisition. Where there has been an increase or decrease in the liability of the Group, as expressed in Indian rupees by applying the closing rate, for making payment towards the whole or a part of the cost of a fixed asset or for repayment of the whole or a part of the monies borrowed, in foreign currency specifically for the purpose of acquiring a fixed asset, the amount by which the liability is so increased or reduced during the year, is added to, or reduced from, the cost of the fixed asset concerned.
- The net exchange difference resulting from the translation of items in the financial statements of foreign integral operations is recognised as income or as expense for the year, except to the extent adjusted in the carrying amount of the related fixed assets as stated above.
- Contingent liabilities are translated at the closing rate.
- The consolidated foreign subsidiaries – Reddy US, DREU, DRUK, AI, Falcon, RHG, Lacock, beta group companies, Reddy Pharma Iberia SA, Reddy Pharma Italia SPA and joint venture KRRP have been identified as non integral operations in accordance with the requirements of AS –11 (Revised 2003) "The Effect of Changes in Foreign Exchange rates" issued by ICAI which is effective for the accounting periods commencing on or after 1 April 2004. In accordance with AS –11 (Revised 2003) "The Effect of Changes in Foreign Exchange rates", the financial statements of such non-integral foreign operations are translated into Indian rupees as follows:
  - All assets and liabilities, both monetary and non-monetary, are translated using the closing rate.
  - Revenue items are translated at the respective monthly average rates.
  - The resulting net exchange difference is credited or debited to a foreign currency translation reserve. However, an exchange difference arising out of intragroup monetary item, whether short term or long term is recognised in the profit and loss account.
  - Contingent liabilities are translated at the closing rate.

The exchange difference arising on a monetary item that is a part of the enterprise's net investment in a foreign operation is accumulated in a foreign currency translation reserve until the disposal of the net investment. On disposal of the net investment, the amount accumulated in the foreign currency translation reserve is recognised as income or as expense.

k) Revenue recognition

Revenue from sale of goods is recognised when significant risks and rewards in respect of ownership of products are transferred to customers. Revenue from domestic sales of formulation products is recognised on dispatch of products to stockists by clearing and forwarding agents of the Group. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognised on dispatch of products from the factories of the Group. Revenue from export sales is recognised on shipment of products.

Revenue from product sales is stated exclusive of returns, sales tax and applicable trade discounts and allowances.

Service income is recognised as per the terms of contracts with customers when the related services are performed, or the agreed milestones are achieved.

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Dividend income is recognised when the unconditional right to receive the income is established. Income from interest on deposits, loans and interest bearing securities is recognised on the time proportionate method.

Export entitlements under the Duty Entitlement Pass Book ("DEPB") scheme are recognised as income when the right to receive credit as per the terms of the scheme is established in respect of the exports made and where there is no significant uncertainty regarding the ultimate collection of the relevant export proceeds.

The Group has entered into marketing arrangements with certain marketing partners for sale of goods in certain overseas territories. Under such arrangements, the Group sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners. An additional amount representing profit share is recognized as revenue on the basis of ultimate net sale proceeds realized by such marketing partners from the end customer. Such amount is determined as per the terms of the arrangement and recognized by the Group when the realisation is certain.

The Group enters into certain dossier sales, licensing and supply arrangements with certain third parties. These arrangements include certain performance obligations by the Group. Revenue from such arrangements is recognised in the period in which the Group completes all its performance obligations.

l) Income-tax expense

Income tax expense comprises current tax and deferred tax charge or credit.

Current tax

The current charge for income taxes is calculated in accordance with the relevant tax regulations applicable to the entities in the Group.

Deferred tax

Deferred tax charge or credit reflects the tax effects of timing differences between accounting income and taxable income for the period. The deferred tax charge or credit and the corresponding deferred tax liabilities or assets are recognised using the tax rates that have been enacted or substantially enacted by the balance sheet date. Deferred tax assets are recognised only to the extent there is reasonable certainty that the assets can be realised in future; however, where there is unabsorbed depreciation or carry forward of losses, deferred tax assets are recognised only if there is a virtual certainty of realisation of such assets. Deferred tax assets are reviewed at each balance sheet date and written-down or written-up to reflect the amount that is reasonably / virtually certain (as the case may be) to be realised.

The break-up of the major components of the deferred tax assets and liabilities as at the balance sheet date have been arrived at after setting off deferred tax assets and liabilities where the group has a legally enforceable right to set-off assets against liabilities, and where such assets and liabilities relate to taxes on income levied by the same governing taxation laws.

m) Earnings per share

The basic Earnings Per Share ("EPS") is computed by dividing the net profit after tax for the year by the weighted average number of equity shares outstanding during the year. For the purpose of calculating diluted earnings per share, net profit after tax for the year and the weighted average number of shares outstanding during the year are adjusted for the effects of all dilutive potential equity shares. Dilutive potential equity shares are deemed converted as of the beginning of the year, unless they have been issued at a later date. The diluted potential equity shares have been adjusted for the proceeds receivable had the shares been actually issued at fair value (i.e. the average market value of the outstanding shares).

n) Employee stock option schemes

In accordance with the Securities and Exchange Board of India guidelines, the excess of the market price of shares, at the date of grant of options under the employee stock option schemes, over the exercise price is treated as employee compensation and amortised over the vesting period.

o) Impairment of assets

The Group assesses at each balance sheet date whether there is any indication that an asset may be impaired. If any such indication exists, the Group estimates the recoverable amount of the asset. If such recoverable amount of the asset or the recoverable amount of the cash generating unit to which the asset belongs is less than its carrying amount, the carrying amount is reduced to its recoverable amount. The reduction is treated as an impairment loss and is recognised in the profit and loss account. If at the balance sheet date there is an indication that if a previously assessed impairment loss no longer exists, the recoverable amount is reassessed and the asset is reflected at the recoverable amount subject to a maximum of depreciated historical cost.

p) Provisions and contingent liabilities

The Group creates a provision when there is a present obligation as a result of a past event that probably requires an outflow of resources and a reliable estimate can be made of the amount of the obligation. A disclosure for a contingent liability is made when there is a possible obligation or a present obligation that may, but probably will not, require an outflow of resources. Where there is possible obligation or a present obligation in respect of which the likelihood of outflow of resources is remote, no provision or disclosure is made.

q) Leases

Assets taken on lease where the Group acquires substantially the entire risks and rewards incidental to ownership are classified as finance leases. The amount recorded is the lesser of the present value of the minimum lease rental and other incidental expenses during the lease term or the asset's fair value. The rental obligations, net of interest charges, are reflected in secured loan.

Leases that do not transfer substantially all of the risks and rewards of ownership are classified as operating leases and recorded as expenses as and when payments are made over the lease term.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

2. DESCRIPTION OF THE GROUP

Dr. Reddy's Laboratories Limited ("the Company") together with its subsidiaries (collectively referred to as "the Group" or "Dr. Reddy's Group") is a leading India-based pharmaceutical group headquartered in Hyderabad, India. The Group's principal areas of operation are active pharmaceutical ingredients & intermediates, formulations, generics, critical care & biotechnology, custom pharmaceutical services and drug discovery. The Group's principal research and development and manufacturing facilities are located in Andhra Pradesh, India with principal marketing facilities in India, Russia, the United States, the United Kingdom, Brazil, Germany, Spain, Italy, Australia and South Africa. The Company's shares trade on several stock exchanges in India and on the New York Stock Exchange in the United States from 11 April 2001.

Dr. Reddy's subsidiaries, step-down subsidiaries, associates and joint venture are listed below:

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING (%)
Subsidiaries		
OOO JV Reddy Biomed Limited ("RBL")	A Company organised under the laws of Russia	100
Reddy Pharmaceuticals Hong Kong Limited	A Company organised under the laws of Hong Kong	100
Dr. Reddy's Laboratories Inc. ("DRLI")	A Company organised under the laws of New Jersey, U.S.A.	100
Reddy Cheminor S.A.	A Company organised under the laws of Chartres, France	100
Reddy Antilles N.V. ("RANV")	A Company organised under the laws of Antilles, Netherlands	100
Dr. Reddy's Farmaceutica Do Brazil Ltda.	A Company organised under the laws of Brazil	100
Aurigene Discovery Technologies Limited	A Company organised under the laws of India	100
Dr. Reddy's Laboratories (EU.) Limited ("DREU")	A Company organised under the laws of the United Kingdom	100
Cheminor Investments Limited	A Company organised under the laws of India	100
DRL Investments Limited	A Company organised under the laws of India	100
OOO Dr. Reddy's Laboratories Limited	A Company organised under the laws of Russia	100
Dr. Reddy's Laboratories (Proprietary) Limited	A Company organised under the laws of the Republic of South Africa	60
Dr. Reddy's Bio-Sciences Limited	A Company organised under the laws of India	100
Trigenesis Therapeutics Inc.	A Company organised under laws of New Jersey, U.S.A.	100
Industrias Quimicas Falcon de Mexico S.A.de.C.V ("Falcon")	A Company organised under laws of Mexico	100
Dr. Reddy's (Australia) Pty. Limited	A Company organised under laws of Australia	70
Reddy Pharma Iberia SA	A Company organised under laws of Spain	100
Lacock Holdings Limited ("Lacock")	A Company organised under laws of Cyprus	100
Step-down subsidiaries		
Reddy Netherlands B.V.	A subsidiary of Reddy Antilles N.V., organised under the laws of Netherlands	100
Reddy US Therapeutics Inc. ("Reddy US")	A subsidiary of Reddy Antilles N.V., organised under the laws of Atlanta, U.S.A.	100
Reddy Pharmaceuticals Inc.	A subsidiary of Dr. Reddy's Laboratories Inc., organised under the laws of Delaware, U.S.A.	100
Dr. Reddy's Laboratories (U.K.) Limited ("DRUK")	A subsidiary of Dr. Reddy's Laboratories (EU.) Limited, organised under the laws of the United Kingdom	100
Aurigene Discovery Technologies Inc ("AI").	A subsidiary of Aurigene Discovery Technologies Limited, organised under the laws of Massachusetts, U.S.A.	100
Reddy Holding GmbH ("RHG")	A subsidiary of Lacock Holdings Limited organised under the laws of Germany	100
betapharm Arzneimittel GmbH	A subsidiary of beta Healthcare GmbH & Co. KG organised under the laws of Germany	100
beta Healthcare Solutions GmbH	A subsidiary of beta Healthcare GmbH & Co. KG organised under the laws of Germany	100
beta Institut GmbH	A subsidiary of beta Healthcare GmbH & Co. KG organised under the laws of Germany	100
Reddy Pharma Italia SPA	A subsidiary of Lacock Holdings Limited organised under the laws of Italy	100
Partnership firms		
Globe Enterprises	A partnership firm with Dr. Reddy's Holdings Private Limited organised under the laws of India, wherein Dr. Reddy's and Dr. Reddy's Holdings Private Limited share the profits in the ratio of 95:5	95

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

ENTITY	COUNTRY OF INCORPORATION	PERCENTAGE HOLDING (%)
Joint Venture		
Kunshan Rotam Reddy Pharmaceutical Co. Limited ("Reddy Kunshan" or "KRRP")	A Company organised under the laws of China	51.33
Associates		
APR LLC	A Limited Liability Company (LLC) organised under the laws of Delaware, U.S.A.	100% of Class B interest in the LLC
Perlecan Pharma Private Limited	A Company organised under the laws of India	14.31

During the current year, beta Healthcare Verwaltungs GmbH, beta Healthcare GmbH & Co KG and beta Holding GmbH were merged into Reddy Holding GmbH.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

3. COMMITMENTS AND CONTINGENT LIABILITIES

		PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
(i)		Commitments / contingent liabilities:		
	(a)	Guarantees issued by banks	282,687	61,835
	(b)	Letters of credit outstanding	739,857	224,484
	(c)	Contingent consideration payable in respect of subsidiaries acquired	12,463	12,463
(ii)		Claims against the Group not acknowledged as debts in respect of:		
	(a)	Income tax matters, pending decisions on various appeals made by the Group and by the Department	892,367	468,730
	(b)	Excise matters, under dispute	17,451	483,089
	(c)	Sales tax matters, under dispute	16,605	15,877
	(d)	Customs matter under dispute	19,711	17,837
	(e)	Other matters, under dispute	16,674	26,131

(f) Demand for payment to the credit of the Drug Prices Equalisation Account under Drugs (Price Control) Order, 1995 which is being contested by the Company in respect of its product "Norfloxacin". During the year ended 31 March 2005, the Hon'ble High Court of Andhra Pradesh dismissed the review petition filed by the Company against the original order passed by the same Court. Subsequently, the Company had filed a Special Leave Petition with the Supreme Court of India appealing against the High Court Order.

During the year ended 31 March 2006 the Company received a further demand notice from the authorities for a total of Rs. 284,984 towards the overcharged sale price (principal) and interest thereon. The Company filed a fresh writ petition in the High Court of Andhra Pradesh challenging the demand notice. The High Court whilst admitting the writ petition, granted an interim order wherein it ordered the Company to deposit 50% of the principal amounting to Rs. 77,149. The Company deposited this amount with the authorities under protest on November 2005, while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that possibility of any liability that may arise on account of interest and penalty is remote. In the event the Company is unsuccessful in the litigation in Supreme Court, it will be required to remit the sale proceeds in excess of maximum selling price to Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.

(g) The Employee Provident Fund Organisation (EPFO) has on 9 September 2005 issued a clarification as per which provident fund contributions should be deducted on leave encashment from 1 May 2005 onwards. It has also been stated that the claims between 1 October 1994 and 30 April 2005 should be kept in abeyance till this matter is decided by the Central Board of Trustees. Based on this notification, the Group has deducted and paid provident fund on leave encashment for the period from May 2005. However, the Group is in the process of quantifying the liability with respect to the period 1 October 1994 till 30 April 2005, which it believes would not be material.

		AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
(iii)	Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	1,186,157	744,068

(iv) In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis' ("Aventis") Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients ("API") patents that are the subject matter of litigation concerning the Company's tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited ("Teva") launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis' Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On 27 January 2006, the District Court denied Aventis' motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company's tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.

(v) In March 2000, Dr. Reddy's Laboratories Inc. ("DRLI"), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs. 1,072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 also provide for contingent consideration not exceeding U.S.$. 14 million over the next ten years based on achievement of sales of certain covered products. Such payments would be recorded as goodwill. Accordingly, till date an amount of Rs. 338,726 (U.S.$. 7,297) has been paid towards such contingent consideration and recorded as goodwill on achievement of such specified milestones.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

In August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, has stated that the stated products, being the authorized generic products of the partnering innovator company, are not DRLI products and therefore fall within the definition of "excluded products". Accordingly, the Company has rejected Pharma LLC's claim for its share of consideration from sale of these products. Subsequently, in October, 2006, Pharma LLC has instituted an Arbitration Proceeding under the Redemption Agreement. Should the Company not be able to defend its position, the maximum potential estimated liability towards the claim made by Pharma LLC could upfront the payment of contingent consideration within the overall limit of U.S.$. 14 million as mentioned above.

(vi) During the year, the Company received information from anonymous sources that certain persons have claimed income tax refunds by filing forged income tax deduction forms of the Company. The matter is currently under investigation. The Company, however, does not foresee any claim of damages, fine or penalty.

(vii) The Group is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Group expects to be material in relation to its business.

4. ACCOUNTING FOR ASSOCIATES

Pursuant to the adoption of AS 23 - "Accounting for Investments in Associates in Consolidated Financial Statements", the Group has accounted for its investments in APR LLC and Perlecan Pharma Private Limited under the equity method, as the Group exercises significant influence over the financial and operating policy decisions of these entities.

Perlecan Pharma Private Limited ("Perlecan Pharma")

The Group, during the year ended 31 March 2005 invested Rs. 100,800 in Perlecan Pharma for an equity stake of 14.28%. As more fully described in Note 13 of Schedule 19, the Company as per the terms of the agreement has 3 out of the 7 Directors on the Board of Perlecan Pharma and has continuing involvement in the operations of Perlecan Pharma. The Group has therefore concluded that it has a significant influence in the financial and operating policies of Perlecan Pharma and has accounted for its investment in Perlecan Pharma under the equity method. Further during the year ended 31 March 2007, the Company and the other two investors have additionally invested Rs. 69,200 and Rs. 412,700 in Perlecan Pharma. As a result, the Company as at 31 March 2007 owns approximately 14.31% of the equity of Perlecan Pharma.

The Group's losses of Perlecan Pharma amounting to Rs. 65,891 (Previous year: Rs. 34,336) has been recognised in these financial statements.

APR LLC ("APR")

On 30 January 2004, the Group invested Rs. 21,859 in the Class B Interest of APR. APR is a development stage company in the process of developing an active pharmaceutical ingredients. In accordance with a Development and Supply Agreement between the Group and APR, the Group has agreed to fund APR's development expenses, provided certain milestones are achieved. Such funding is repayable by APR upon successful commercialisation of the product in the future. In addition to its equity investment of Rs. 21,859 the Group has advanced Rs. 78,500 to APR through 31 March 2005. During the year ended 31 March 2006, the balance carrying value of the investment and advance amounting to Rs. 13,632 has been adjusted against the Group's share of losses thereby reducing the Group's investment in APR to Rs. Nil at 31 March 2006.

Further during the year ended 31 March 2007, the Company has advanced a sum of Rs. 23,186 and the same has been adjusted against the Group's share of losses and thereby reducing the Group's investment in APR to Rs. Nil at 31 March 2007.

5. ACCOUNTING FOR INTEREST IN A JOINT VENTURE (JV)

Kunshan Rotam Reddy Pharmaceuticals Co. Limited ("Reddy Kunshan")

The Company has a 51.33 % interest in Reddy Kunshan, a joint venture (JV) in China. Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. The contractual arrangement between shareholders of Reddy Kunshan indicates joint control as the minority shareholders, along with the Group, have significant participating rights such that they jointly control the financial and operating policies of Reddy Kunshan in the ordinary course of business.

The Group has, in accordance with AS 27 – "Financial Reporting of Interests in Joint Ventures" issued by the ICAI, accounted for its 51.33 % interest in the JV by the proportionate consolidation method. Thus the Group's income statement, balance sheet and cash flow statement incorporate the Group's share of income, expenses, assets, liabilities and cash flows of the JV on a line-by-line basis.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

The aggregate amount of the assets, liabilities, income and expenses related to the Group's share in the JV included in these financial statements as of and for the year ended 31 March 2007 are given below:

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Balance Sheet		
Secured loan	84,609	91,315
Unsecured loan	58,284	105,751
Foreign currency translation reserve	2,786	358
Fixed assets, net	89,238	90,385
Deferred tax assets, net		–
Current assets, loans and advances		
Inventories	25,764	37,425
Sundry debtors	75,542	45,096
Cash and bank balances	21,559	8,947
Loans and advances	19,010	11,062
Current liabilities and provisions		
Current liabilities	32,553	35,839
Net current assets	109,322	66,691
Estimated amount of contracts remaining to be executed on capital account and not provided for (net of advances)	108	62

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
Income statement		
Income		
Sales	271,573	194,805
Other income	10,231	4,985
Expenditure		
Material costs	152,929	95,450
Personnel costs	42,019	51,227
Operating and other expenses	61,332	79,548
Research and development expenses	3,457	4,331
Finance charges	6,272	7,289
Depreciation	8,459	11,189
Profit/(Loss) before taxation	7,336	(49,244)
Provision for taxation		
Current tax	-	–
Deferred tax (expense) / benefit	(5,134)	(9,810)
Profit after taxation	2,202	(59,054)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

6. ACQUISITIONS

a) Industrias Quimicas Falcon de Mexico S.A.de.C.V.

On 30 December 2005 the Group acquired the entire share capital of Falcon, a Roche group company for a total purchase consideration of Rs. 2,320,246. Additionally, the Company paid Rs. 243,424 for the acquisition of customer relationships which has been accounted as an intangible asset.

Falcon was acquired with an intent to add unique steroid manufacturing capabilities and to emerge as a partner of choice with innovator companies across the globe with service offerings spanning the entire value chain of pharmaceutical services.

The total purchase consideration has been allocated to acquired assets and liabilities at book values on the date of acquisition as follows

Fixed assets net of accumulated depreciation (includes Capital Work In Progress Rs. 46,324)	967,610
Current assets	1,249,458
Goodwill	115,164
Total assets	**2,332,232**
Less: Current liabilities	11,986
Purchase consideration	**2,320,246**

b) Brands from PDL Pharma

On 13 March 2006, the Company acquired three trademarks along with all the physical inventories of the related products from PDL Biopharm, Inc (PDL) for a total consideration of Rs. 122,691.

PDL is a U.S. based fully integrated biopharmaceutical company focused in the development and commercialization of novel therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, the company has got an opportunity to continue selling these products through generics sales and marketing organization and leverage the NDA filing.

The total purchase consideration has been allocated to the acquired assets as of 31 March 2006 as follows:

Inventory	115,845
Acquired intangibles	6,846
Purchase consideration	**122,691**

The values attributable to the brands are amortized over the period over which the intangible assets are expected to contribute directly or indirectly to the future cash flows.

c) beta Holding GmbH

On 3 March 2006, the Company, through its wholly owned subsidiary Reddy Holding GmbH, acquired 100% of the outstanding common shares of beta Holding GmbH. betapharm is a leading generics pharmaceuticals company in Germany. Under the 'beta' brand, the Company markets a broad and diversified portfolio comprising 140 drugs incorporating a broad range of formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians. The strategic investment in betapharm is a step towards realising the Company's intention of building a global generics business in key European markets.

The aggregate purchase price of Rs. 26,063,321 including the direct accuisition cost of Rs. 201,48 was paid in cash. The agreement included the payment of a contingent consideration amounting up to Rs. 518,400 which was paid into an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that might arise, pertaining to the periods prior to the acquisition. The escrow will lapse and be time barred at the end of the year 2013. Since the maximum amounts pertaining to such claims are determinable at the date of acquisition, the same has been included as part of the purchase price.

The total purchase consideration has been allocated to acquired assets and liabilities at book values on the date of acquisition as follows:

Fixed assets net of accumulated depreciation (includes Capital Work in Progress of Rs. 595)	372,382
Current assets	3,212,791
Intangibles	5,644,362
Goodwill	19,398,196
Total assets	**28,627,731**
Less: Current liabilities	2,082,269
Less: Finance lease obligation	239,447
Less: Deferred tax liability	242,694
Purchase consideration	**26,063,321**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

d) Trigenesis Therapeutics Inc. ("Trigenesis")

On 27 April 2004 the Group acquired the entire share capital of Trigenesis Therapeutics Inc. for a total consideration of Rs. 496,715 (U.S.$. 11 million). Trigenesis is a US based research company specializing in dermatology field. As a result of the acquisition, the Group acquired certain technology platforms and marketing rights.

The total purchase consideration has been allocated as follows:

Patents, trademarks and licenses	228,037
Goodwill	268,678
Purchase consideration	**496,715**

The Company recognized an impairment loss on various intangible assets belonging to Trigenesis Therapeutics Inc.

Core-technology rights and licenses in the form of HIT, crystalip and crystacide has been evaluated by the company from the point of view of generation of future cash flows and considering the regulatory and approval process for the drug platforms ,the company does not plan any further investments on these assets. With respect to marketing rights in the form of solaraze and micanol, the Company's efforts so far has not resulted in any partnering or monetizing possibility and therefore is unlikely to generate any future cash flows.

Therefore, the company believes that these assets have been fully impaired and has recognized an impairment loss of Rs. 205,574 which has been included in amortization expenses.

e) Dr. Reddy's Laboratories Inc. ("DRLI")

In March 2000, DRLI, a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder, for a cash consideration of Rs. 1,072. This acquisition has resulted in goodwill of Rs. 1,072 . The terms of the purchase also provide for contingent consideration not exceeding U.S.$. 14 million over the next ten years payable to the minority shareholders based on achievement of certain specified targets. Such payments would be recorded as goodwill in the periods in which the contingency is resolved. During the year ended 31 March 2007 as certain specified targets have been met, DRLI has paid/accrued Rs. 96,987 (U.S.$. 8.79 million), [previous year Rs. 33,112 (U.S.$. 0.75 million)], which has been recorded as goodwill.

7. DEFERRED TAXATION

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Deferred tax assets		
Losses carried forward	16,889	–
Sundry debtors	–	62,520
Provisions	69,859	95,603
Other current assets	–	18,018
Current liabilities	8,366	–
	95,114	**176,141**
Deferred tax liability		
Losses carried forward	–	(10,765)
Sundry debtors	(23,750)	–
Other current assets	(57,535)	–
Inventories	(1,537)	–
Current liabilities	–	(220,487)
Excess of depreciation allowable under Income tax law over depreciation provided in accounts	(972,249)	(699,796)
Deferred tax liability, net	**(966,957)**	**(754,907)**

The net deferred tax liability of Rs. 966,957 (previous year: Rs. 754,907) has been presented in the balance sheet as follows:

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Deferred tax assets	95,114	26,584
Deferred tax liabilities	(1,062,071)	(781,491)
	(966,957)	**(754,907)**

Also refer Note 16 to Schedule 19.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

8. EARNINGS PER SHARE (EPS)

The computation of EPS is set out below:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
Earnings		
Net profit for the year	9,658,878	1,467,298
Shares		
Number of shares at the beginning of the year	153,389,140	153,037,898
Add: No of equity shares issued on exercise of vested stock options	223,040	351,242
Equity shares issued by way of American Depository Shares	14,300,000	-
Total number of equity shares outstanding at the end of the year	167,912,180	153,389,140
Weighted average number of equity shares outstanding during the year – Basic	158,552,454	153,093,316
Add: Weighted average number of equity shares arising out of outstanding stock options (net of stock options forfeited) that have dilutive effect on EPS	1,046,753	772,276
Weighted average number of equity shares outstanding during the year – Diluted	159,599,207	153,865,592
Earnings per share of face value Rs. 5-Basic (Rs.)	60.92	9.59
Earnings per share of face value Rs. 5-Diluted (Rs.)	60.52	9.54

Pursuant to bonus issue, the weighted average number of equity shares and the earnings per share information for all periods presented have been adjusted in accordance with AS - 20 "Earnings Per Share" issued by The Institute of Chartered Accountants of India.

9. RELATED PARTY DISCLOSURES

a. The related parties where control exists are the subsidiaries, step down subsidiaries and partnership firms as described in Note 2. There are no other parties over which the Group has control.

b. Other related parties with whom transactions have taken place during the year:

Associates

- APR LLC, U.S.A. — Enterprise over which the Group has significant influence, through 100% of Class B interest.
- Perlecan Pharma Private Limited, India — Enterprise over which the Group has significant influence, through 14.31% shareholding and through representation on the Board of Directors of the Company.

Joint Venture

- Kunshan Rotam Reddy Pharmaceutical Co. Limited, China ("Reddy Kunshan" or KRRP) — Enterprise over which the group exercises joint control with other joint venture partners and holds 51.33% equity stake

Enterprises where principal shareholders have control or significant influence ("Significant interest entities")

- Dr. Reddy's Research Foundation ("Research Foundation") — Enterprise over which the principal shareholders have significant influence
- Dr. Reddy's Holdings Private Limited — Enterprise owned by principal shareholders
- Institute of Life Sciences — Enterprise owned by principal shareholder

Others

- Diana Hotels Limited — Enterprise owned by relative of a Director
- Ms. K Samrajyam — Spouse of the Chairman
- Ms. G Anuradha — Spouse of the Vice- Chairman and Chief Executive Officer
- Ms. Deepti Reddy — Spouse of the Managing Director and Chief Operating Officer
- Madras Diabetes Research Foundation — Enterprise promoted by a Director (till July 28 2006)
- Dr. Reddy's Heritage Foundation — Enterprise in which the Chairman is a Director
- Dr. Reddy's Foundation for Human and Social development — Enterprise where principal shareholders are Trustees
- Manava Seva Dharma Samvardhani Trust — Trust in which a director is a Managing Trustee

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Key management personnel represented on the Board of the Company

- Dr. K Anji Reddy — Chairman
- Mr. G V Prasad — Vice-Chairman and Chief Executive Officer
- Mr. K Satish Reddy — Managing Director and Chief Operating Officer

Non-executive and independent Directors on the Board of the Company

- Dr. V Mohan (Ceased to be the Director of the Company with effect from 28 July 2006)
- Dr. Omkar Goswami
- Mr. Ravi Bhoothalingam
- Mr. P N Devarajan
- Dr. Krishna G Palepu
- Mr. Anupam Puri

c. Particulars of related party transactions:

The following is the summary of significant related party transactions:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
(i) Sales to		
Significant interest entities	390	32,198
(ii) Purchases from		
Significant interest entities	36,167	30,527
Others	5,522	–
(iii) Lease rentals and other service charges paid to significant interest entities	8,236	17,526
(iv) Contributions made to others for social development	74,100	53,550
(v) Service income from associate	139,335	–
(vi) Reimbursement of research & development and other expenses from associate	376,533	234,541
(vii) Hotel expenses paid for		
Enterprise owned by relative of a Director	9,227	7,426
(viii) Rent paid to		
Key management personnel	12,267	9,971
Spouses of key management personnel	9,617	8,956
(ix) Directors' sitting fees	350	360
(x) Executive Director's remuneration	361,320	53,344
(xi) Donation to an enterprise in which a Director is a Managing Trustee	–	730
(xii) Investments in associate	69,200	100,800
(xiii) Investments in joint venture	89,274	–
(xiv) Loan / advance to an associate	23,186	–
(xv) Loss pick up of associates	86,525	47,968

d. The Group has the following amounts due from/to related parties:

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
i Due from key management personnel (included in loans and advances)	–	2,261
ii Deposit with significant interest entity (included in loans and advances)	3,000	3,000
iii Due to related parties (included in current liabilities)		
Significant interest entities	20,073	20,145
Enterprise owned by relative of a Director	–	522
Others	126	–

e. Details of remuneration paid to the whole-time and non-whole-time Directors are given in Note 11 to Schedule 19.

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

10. SEGMENTAL INFORMATION

The primary and secondary reportable segments are business segments and geographic segments respectively.

Business segments:

For management purposes, the Group is organisec on a worldwide basis into six strategic business units (SBUs), which are the reportable segments:

- Formulations;
- Active Pharmaceutical Ingredients and Intermediates (API);
- Generics;
- Critical Care and Biotechnology;
- Drug Discovery; and
- Custom Pharmaceutical Services (CPS)

The Group reports its primary segment information on the basis of Strategic Business Units (SBUs). Formulations also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient marketed under brand name. Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients. Generics are generic finished dosages with therapeutic equivalence to innovator products. Drug Discovery involves the discovery of new chemical entities meant for subsequent commercialisation or out licensing. Critical Care and Biotechnology business relates to diagnostic pharmaceuticals and equipment and specialist products produced and marketed by the Group primarily for anti cancer and critical care. Custom Pharmaceutical Services business caters to the strategic outsourcing needs of large innovator as well as emerging pharmaceutical companies, spanning the entire value chain of pharmaceutical services.

Geographic segments

The Group's business is organised into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

Segment revenues and expenses

All segment revenues and expenses are directly attributable to the segments.

Segment assets and liabilities

According to the internal organisation and management structure of the Group and its system of internal financial reporting, the Chief Operating Decision Maker does not review the total assets and liabilities for each reportable segment.

The assets and liabilities are not fully identifiable with / allocable to individual reportable segments, as certain assets are interchangeable between segments. Consequently, the management believes that it is not practicable to provide segmental disclosures relating to total assets and liabilities by primary segments.

Inter-segment transfers

Segment revenue, segment expenses and segment result include transfers between business segments. Inter-segment transfers are accounted for at cost to the transferring segment. Such transfers are eliminated on consolidation.

Accounting policies

The accounting policies consistently used in the preparation of the financial statements are also applied to items of revenues and expenditure in individual segments.

Unallocable and head office expenses

General administrative expenses, head office expenses, and other expenses that arise at the corporate level and relate to the Group as a whole, are shown as unallocable items.

schedule to the consolidated balance sheet and profit & loss account (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Segment information for the year ended 31 March 2007

PARTICULARS	FORMULATIONS	ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES	GENERICS	CRITICAL CARE AND BIOTECHNOLOGY	DRUG DISCOVERY	CUSTOM PHARMACEUTICAL SERVICES	OTHERS	ELIMINATIONS	UNALLOCABLE ITEMS	TOTAL
External sales (gross)	12,661,285	12,046,169	33,517,684	820,838	–	6,079,697	–	–	–	65,125,673
Inter-segment sales	32,755	2,233,731	–	66,440	–	35,681	–	(2,368,607)	–	–
Less: Excise duty and other similar duties and taxes on sales	(348,962)	(404,093)	–	(26,334)	–	–	–	–	–	(779,389)
TOTAL SALES	**12,345,078**	**13,875,807**	**33,517,684**	**860,944**		**6,115,378**		**(2,368,607)**		**64,346,284**
Income from services	–	1,139	239,871	–	136,783	339,585	164,794	–	–	882,172
License fees	–	–	27,542	–	–	–	–	–	–	27,542
Sale of spent chemicals	–	206,994	–	–	–	–	–	–	–	206,994
Forex net	(47,260)	(82,245)	(212,494)	591	(2,256)	(20,674)	543,012	–	–	178,674
Miscellaneous income	25,919	8,946	121,275	10,242	1,136	32,555	8,268	–	–	208,340
SEGMENT REVENUES	**12,323,737**	**14,010,641**	**33,693,878**	**871,777**	**135,663**	**6,466,844**	**716,074**	**(2,368,607)**		**65,850,006**
Interest	–	–	–	–	–	–	–	–	520,756	520,756
Other unallocable income	–	–	–	–	–	–	–	–	46,869	46,869
Total revenues	–	–	–	–	–	–	–	–	–	66,417,631
SEGMENT RESULT	**3,816,640**	**3,750,057**	**7,703,932**	**36,012**	**(863,151)**	**1,209,814**				**15,653,304**
Unallocated expenses									1,728,094	1,728,094
Finance charges									1,526,193	1,526,193
Profit before taxation and minority interest										12,399,017
Income tax expense										2,743,686
Profit after taxation, but before minority interest										9,655,331
Minority interest										3,547
PROFIT FOR THE YEAR										**9,658,878**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Segment information for the year ended 31 March 2006

PARTICULARS	FORMULATIONS	ACTIVE PHARMACEUTICAL INGREDIENTS AND INTERMEDIATES	GENERICS	CRITICAL CARE AND BIOTECHNOLOGY	DRUG DISCOVERY	CUSTOM PHARMACEUTICAL SERVICES	OTHERS	ELIMINATIONS	UNALLOCABLE ITEMS	TOTAL
External sales (gross)	10,182,493	8,300,503	4,009,426	691,906	–	1,390,469	30,450	–	–	24,605,247
Inter-segment sales	40,426	1,424,592	–	40,770	–	15,056	–	(1,520,844)	–	–
Less: Excise duty and other similar duties and taxes on sales	(507,300)	(379,500)	(228,800)	(23,873)	–	–	–			(1,139,473)
TOTAL SALES	**9,715,619**	**9,345,595**	**3,780,626**	**708,803**		**1,405,525**	**30,450**	**(1,520,844)**		**23,465,774**
Income from services	–	–	–	–	–	113,403	–	–	–	113,403
License fees	–	–	47,521	–	–	–	–	–	–	47,521
Sale of spent chemicals	–	100,034	–	1,555	–	–	–	–	–	101,589
Miscellaneous income	17,153	45,799	2,235	1,452	875	862	–	–	7,450	75,826
SEGMENT REVENUES	**9,732,772**	**9,491,428**	**3,830,382**	**711,810**	**875**	**1,519,790**	**30,450**	**(1,520,844)**	**7,450**	**23,804,113**
Interest									693,345	693,345
Dividend									29	29
Other unallocable income									334,728	334,728
Total revenues										24,832,215
SEGMENT RESULT	**3,344,913**	**1,562,214**	**(568,559)**	**59,189**	**(674,697)**	**63,142**	**30,450**			**3,816,652**
Unallocated expenses									1,159,056	1,159,056
Finance charges									644,242	644,242
Profit before taxation and minority interest										2,013,354
Income tax expense										545,980
Profit after taxation, but before minority interest										1,467,374
Minority interest										(76)
PROFIT FOR THE YEAR										**1,467,298**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Sales by markets:

The following table shows the distribution of the Group's sales by geographical markets, based on the location of the customer:

Sales revenues by geographic markets (Gross of excise and other similar duties)

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
India	8,863,494	8,221,665
North America	28,378,046	4,103,033
Russia and other CIS countries	4,894,484	3,654,468
Europe	14,655,024	4,310,557
Others	8,334,626	4,315,524
	65,125,674	**24,605,247**

Analysis of assets by geography

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
India	9,499,098	23,043,680
North America	29,964,595	45,19,804
Russia and other CIS countries	4,995,464	698,002
Europe	31,744,851	31,494,219
Others	838,358	1,703,673
	77,042,365	**61,459,378**

Cost of tangible and intangible fixed assets acquired by geography

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
India	2,591,602	1,673,593
North America	396,656	983,195
Russia and other CIS countries	5,611	459
Europe	469,008	25,454,608
Others	9,363	4,333
	3,472,240	**28,116,188**

11. PARTICULARS OF MANAGERIAL REMUNERATION

The remuneration paid to managerial personnel during the year:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007	FOR THE YEAR ENDED 31 MARCH 2006
Remuneration and Commission to whole-time Directors		
Salaries and allowances	11,584	4,814
Commission	347,996	47,996
Other perquisites	1,740	534
	361,320	**53,344**
Commission to non-whole-time Directors	13,041	9,815
	374,361	**63,159**

The executive Directors are covered under the Company's gratuity policy along with the other employees of the Company. Proportionate amount of gratuity is not included in the aforementioned disclosure.

Note: Computation of Net Profits under Section 309(5) of the Companies Act, 1956 ("the Act") and the computation of limit on commission payable to non-whole-time Directors have not been disclosed as the limits prescribed under the Act do not apply to the consolidated financial statements of the Company.

Leave encashment of Rs. 49,000 (Previous year: nil) has not been considered in the above tabular disclosure .

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

12. EMPLOYEE STOCK OPTION SCHEME

Dr. Reddy's Employees Stock Option Scheme-2002 (the "2002 Plan"): The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 24 September 2001. The 2002 Plan covers all non promoter Directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as eligible "employees"). Under the 2002 Plan, the Compensation Committee of the Board ('the Compensation Committee') shall administer the 2002 Plan and grant stock options to eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for the options issued on the date of the grant.

The 2002 Plan was amended on 28 July 2004 at the Annual General Meeting of shareholders to provide for stock options grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The Dr. Reddy's 2002 Plan was further amended on 27 July 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant, in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after getting the approval of the shareholders in the Annual General Meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

As the number of shares that an individual employee is entitled to receive and the price of the options are known at the grant date, the scheme is considered as a fixed grant.

In the case of termination of employment, all unvested options would stand cancelled. Options that have vested but have not been exercised can be exercised within the time prescribed under each option agreement by the Committee or if no time limit is prescribed, within three months of the date of employment termination, failing which they would stand cancelled.

During the current year, the Company under the 2002 Plan has issued 427,060 options to eligible employees. The vesting period for the options granted varies from 12 to 48 months.

The date of grant, number of options granted, exercise price fixed by the Compensation Committee for respective options and the market price of the shares of the Company on the date of grant is given below:

DATE OF GRANT	NUMBER OF OPTIONS GRANTED	EXERCISE PRICE (RUPEES)	MARKET PRICE (RUPEES) (AS PER SEBI GUIDELINES)
31 May 2006	* 416,260	5.00	685.10
07 Dec 2006	10,800	5.00	756.05
	427,060		

* Number of options has been adjusted for bonus issue.

Stock option activity under the 2002 Plan was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2006			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	597,900	Rs. 373.50-574.50	Rs. 488.66	50
Granted during the year	65,000	362.50	362.50	81
Expired / forfeited during the year	(93,400)	362.50-574.50	472.18	–
Surrendered by employees during the year	(180,000)	488.65-531.51	517.23	–
Exercised during the year	(155,000)	441.50-488.65	471.92	–
Outstanding at the end of the year	**234,500**	362.50-531.51	439.43	64
Exercisable at the end of the year	**75,764**	Rs. 362.50-531.51	Rs. 471.93	45

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

CATEGORY A – FAIR MARKET VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2007			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	234,500	362.50–531.51	439.43	64
Granted during the year	–	–	–	–
Expired / forfeited during the year	(11,600)	441.50–574.50	527.80	–
Exercised during the year	(31,320)	441.50–531.51	477.40	–
Outstanding at the end of the year	**191,580**	362.50–531.51	427.90	54
Exercisable at the end of the year	**103,680**	Rs. 362.50–531.51	Rs. 447.58	38

CATEGORY B – PAR VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2006			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	759,098	Rs. 5	Rs. 5	84
Granted during the year	433,720	5	5	81
Forfeited during the year	(266,608)	5	5	–
Exercised during the year	(196,242)	5	5	–
Outstanding at the end of the year	**729,968**	5	5	81
Exercisable at the end of the year	**36,272**	Rs. 5	Rs. 5	59

CATEGORY B – PAR VALUE OPTIONS	FISCAL YEAR ENDED 31 MARCH 2007			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	729,968	Rs. 5	Rs. 5	81
Granted during the year	427,060	5	5	81
Forfeited during the year	(76,056)	5	5	–
Exercised during the year	(191,720)	5	5	–
Outstanding at the end of the year	**889,252**	5	5	77
Exercisable at the end of the year	**43,256**	Rs. 5	Rs. 5	51

The Company has followed intrinsic method of accounting based on which a compensation expense of Rs. 181,611 (previous year: Rs. 133,073) has been recognized in the profit and loss account (refer Schedule 2-deferred stock compensation cost)

Dr. Reddy's Employees ADR Stock Option Scheme-2007 ("the 2007 Plan"): The Company instituted the 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on 27 July 2005. The 2007 Plan came into effect on approval of the Board of Directors on 22 January 2007. The 2007 Plan covers all non-promoter Directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as "eligible employees"). Under the 2007 Plan, the Compensation Committee of the Board (the "Compensation Committee") shall administer the 2007 Plan and grant stock options to eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

No options were granted under this plan during the year ended 31 March 2007.

Aurigene Discovery Technologies Limited Employee Stock Option Plan (the "Aurigene ESOP Plan"):

In fiscal 2004, Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Stock option activity under the Aurigene ESOP Plan was as follows:

	FISCAL YEAR ENDED 31 MARCH 2006			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	197,178	Rs. 10	Rs. 10	59
Granted during the year	500,000	10	10	70
Expired / forfeited during the year	(168,271)	10	10	–
Outstanding at the end of the year	**528,907**	Rs. 10	Rs. 10	67
Exercisable at the end of the year	–	–	–	–

	FISCAL YEAR ENDED 31 MARCH 2007			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	528,907	Rs. 10	Rs. 10	67
Granted during the year	910,786	10	10	66
Expired / forfeited during the year	(256,110)	10	10	–
Outstanding at the end of the year	**1,183,583**	10	10	62
Exercisable at the end of the year	**7,470**	Rs. 10	Rs. 10	28

Aurigene Discovery Technologies Ltd. Management Group Stock Grant Plan (the "Management Plan"):

In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene's compensation committee. The options vest on the date of grant of the options.

Stock option activity under the Management Plan was as follows:

	FISCAL YEAR ENDED 31 MARCH 2006			
PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED AVERAGE EXERCISE PRICE	WEIGHTED AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	100,000	Rs. 10	Rs. 10	65
Granted during the year	–	–	–	–
Expired during the year	(100,000)	10	10	–
Outstanding at the end of the year	–	–	–	
Exercisable at the end of the year	–	–	–	–

No options were granted during the year ended 31 March 2007 under the Aurigene Management Plan. As of 31 March 2007, there were no outstanding stock options under the Management Plan.

13. RESEARCH AND DEVELOPMENT ARRANGEMENT

The Group undertakes significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India.

During the year ended 31 March 2005, the Group entered into a joint development and commercialisation agreement with I-VEN Pharma Capital Limited ("I-VEN"). As per the terms of the agreement, I-VEN will fund up to fifty percent of the project costs (development, registration and legal costs) related to the specified generic product filings made by the Group for the United States of America market. The terms of the arrangement do not require the Group to repay the funds or purchase I-VEN's interest in the event of the failure of the research and development. However, on successful commercialisation of these products, the Group would pay I-VEN royalty at agreed rates on sales for a period of 5 years for each product. The first tranch advanced by I-VEN of Rs. 985,388 was received on 28 March 2005.

The amount received from I-VEN will be recognised in the income statement upon completion of specific milestones as detailed in the agreement. Accordingly, an amount of Rs. 452,763 (previous year: Rs. 384,488) has been recognised in the current year representing the proportionate costs relating to the completion of specified filings as a credit to research and development expenses. During the year ended 31 March 2007, an amendment agreement has been signed between the parties to reflect a change in the product portfolio and the royalty rate.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Perlecan Pharma arrangement

In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited ("Perlecan Pharma"), with a total equity of U.S.$. 52,500 to be contributed jointly by the Company, Citigroup Venture Capital International Growth Partnership Mauritius Limited ("Citigroup Venture") and ICICI Venture Funds Management Company ("ICICI Venture"). Perlecan Pharma will be engaged in the clinical development and out-licensing of New Chemical Entity ("NCE") assets. As part of this arrangement, the Company has transferred all rights and title, including the development and commercialization rights, of four NCE assets to Perlecan Pharma, on 27 March 2006 ("the closing date").

As per the arrangement, Citigroup Venture and ICICI Venture will contribute U.S.$. 22,500 each and the Company will contribute U.S.$. 7,500 towards Perlecan Pharma's initial equity capital. As a result, the Company will initially own approximately 14.28% of the equity of Perlecan Pharma. In addition, Perlecan Pharma will issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at Re 1.00 per warrant, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity shares of Perlecan Pharma.

As of 31 March 2006, the three investors have invested Rs. 705,700 (U.S.$. 15,818) in Perlecan Pharma. The Company's share of equity was Rs. 100,800 (U.S.$. 2,259). The Company has also committed to invest an additional amount of Rs. 170,000 as its equity contribution in the future. Further, three out of seven Directors on the Board of Perlecan will be from the Company.

Further during the year ended 31 March 2007, the Company and the other two investors have additionally invested Rs. 69,200 and Rs. 412,700 in Perlecan Pharma. As a result, the Company as at 31 March 2007 owns approximately 14.31% of the equity of Perlecan Pharma.

As per the terms of the arrangement, the Company will have the first right to conduct product development and chemical trials on behalf of Perlecan Pharma on an arm's length basis subject to the final decision by the Board of Directors of Perlecan Pharma. Moreover, the research and development expenses incurred by the Company from 1 April 2005 till the closing date of the arrangement will be reimbursed by Perlecan Pharma. Accordingly, an amount of Rs. 372,642 (previous year : Rs. 231,023) receivable form Perlecan Pharma has been recognised in the current year representing cost relating to product development and chemical trials as a credit to research and development cost.

14. OPERATING LEASE

The Group leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 325,153 (previous year Rs. 173,271).

The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

LEASE OBLIGATIONS	31 MARCH 2007	31 MARCH 2006
Within one year of the balance sheet date	131,399	150,051
Due in a period between one year and five years	266,748	373,232
Due after five years	67,181	154,033
	465,328	**677,316**

15. FINANCE LEASE

A subsidiary of the Group has taken buildings under finance lease. Future minimum lease payments under finance leases as at 31 March 2007 are as follows:

PARTICULARS	PRESENT VALUE OF MINIMUM LEASE PAYMENTS	FUTURE INTEREST	MINIMUM LEASE PAYMENTS
Not later than 1 year	5,655	15,518	21,173
Later than 1 year and not later than 5 years	26,532	58,161	84,693
Beyond 5 years	220,324	121,823	342,147
	252,510	**195,502**	**448,013**

16. EMPLOYEE BENEFIT PLANS:

Effective 1 April 2006 the company adopted the revised accounting standard on employee benefits. Pursuant to the adoption, the transitional obligations of the company amounted to Rs. 81,702 net of deferred tax Rs. 43,483. As required by the standard, the obligation has been recorded with the transfer of Rs. 81,702 to revenue reserves.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

The following table set out the status of the gratuity plan as required under AS 15 (Revised)

16.1 EMPLOYEE BENEFIT PLAN NOTE FOR DR. REDDY'S LABORATORIES LIMITED

The disclosure requirements of Dr Reddy's Laboratories Limited are shown in the tables below:

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Present value of funded obligations	257,986
Fair value of plan assets	(236,325)
Net liability	**21,661**
Amounts in the balance sheet	
Provision for gratuity	21,661
Net liability / (asset)	**21,661**

Expense recognized in statement of profit and loss account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	27,789
Interest on defined benefit obligation	15,518
Expected return on plan assets	(16,193)
Net actuarial losses / (gains) recognized in year	20,024
Amount included in "employee benefit expense"	**47,138**
Actual return on plan assets	16,796

Reconciliation of benefit obligations & plan assets for the period

Change in defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	216,271
Current service cost	27,789
Interest cost	15,518
Actuarial losses / (gain)	20,627
Benefits paid	(22,219)
Closing defined benefit obligation	**257,986**

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	220,270
Expected return on plan assets	16,192
Actuarial gains / (losses)	603
Contributions by employer	21,479
Benefits paid	(22,219)
Closing fair value of plan assets	**236,325**

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Government of India securities	4.61%
Corporate bonds	3.43%
Insurer managed funds	90.54%
Others	1.42%
Total	**100%**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

The approximate market value of the assets as at 31 March 2007 was Rs. 236,325, a break up of the same is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Government of India securities	10,900
Corporate bonds	8,115
Insurer managed funds	213,974
Others	3,336
Total	**236,325**

Summary of actuarial assumptions

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	8.00% p.a.
Expected rate of return on plan assets	7.50% p.a.
Salary escalation rate	8% p.a. for next 5 years & 6% p.a. thereafter

Discount rate: The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: This is based on the expectation of the average long term rate of return expected on investments of the fund during the estimated term of the obligations.

Salary escalation rate: The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

16.2 EMPLOYEE BENEFIT PLAN NOTE FOR AURIGENE DISCOVERY TECHNOLOGIES LIMITED

The disclosure requirements of Aurigine Discovery Technologies Limited are shown in the below tables:

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Present value of unfunded obligations	1,927
Net Liability	**1,927**
Amounts in the balance sheet	
Liabilities	1,927
Assets	–
Net liability	**1,927**

Expense recognized in statement of profit and loss account:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	705
Interest on defined benefit obligation	77
Net actuarial losses / (gains) recognized in the year	109
Total included in "employee benefit expense"	**891**

Reconciliation of benefit obligations & plan assets for the period

Change in defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	1,036
Current service cost	705
Interest cost	77
Actuarial losses / (gain)	109
Closing defined benefit obligation	**1,927**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Financial assumptions at the valuation date:

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	8.00% p.a.
Expected rate of return on plan assets	–
Salary escalation rate	10.0% p.a. for first 5 years & 6.0% p.a. thereafter

Discount rate:
The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets:
This is based on our expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate:
The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

16.3 EMPLOYEE BENEFIT PLAN NOTES FOR INDUSTRIAS QUIMICAS FALCON DE MEXICO S.A. DE. C.V.

16.3 a) Pension plan

Pension: One of the subsidiaries provides for pension, a defined benefit retirement plan covering certain categories of employees.

The disclosure requirements of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Present value of funded obligations	203,491
Fair value of plan assets	(264,303)
Net liability	**(60,812)**
Amounts in the balance sheet	
Liabilities	–
Assets	60,812
Net liability	**(60,812)**

Expense recognized in statement of profit and loss account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	8,982
Interest on defined benefit obligation	13,993
Expected return on plan assets	(17,373)
Net actuarial losses / (gains) recognized in year	(10,131)
Total included in "employee benefit expense"	**(4,529)**
Actual return on plan assets	56,966

Reconciliation of benefit obligations & plan assets for the period

Change in defined benefit obligatior

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	189,360
Current service cost	8,982
Interest cost	13,993
Actuarial losses / (gain)	29,463
Benefits paid	(38,307)
Closing defined benefit obligation	**203,491**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	234,423
Expected return on plan assets	17,373
Actuarial gains / (losses)	39,594
Contributions by employer	11,220
Benefits paid	(38,307)
Closing fair value of plan assets	**264,303**

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Government of India securities	0%
Corporate bonds	76%
Special deposit scheme	0%
Equity shares of listed companies	24%
Property	0%
Insurer managed funds	0%
Others	0%
Total	**100%**

The approximate market value of the assets as at 31 March 2007 is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Corporate bonds	200,870
Equity shares of listed companies	63,433
Total	**264,303**

Summary of actuarial assumptions

a) Financial assumptions as at valuation date

Discount rate	7.50% p.a.
Expected rate of return on plan assets	7.50% p.a.
Salary escalation rate	4.50% p.a.
Pension increases	3.75% p.a.

Discount rate:

The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets:

This is based on our expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate:

The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

Pension increases:

The average annual increases in pension is assumed to increase at the rate of 3.75% p.a.

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

16.3 b) Seniority pay plans

Seniority pay plan: One of the subsidiaries provides for seniority, a defined benefit retirement plan covering certain categories of employees.

The disclosure requirements of Industrias Quimicas Falcon de Mexico are shown in the below tables:

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Present value of funded obligations	11,967
Fair value of plan assets	(11,577)
Net liability	**390**
Amounts in the balance sheet	
Liabilities	390
Assets	–
Net liability	**390**

Expense recognized in statement of profit and loss account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	267
Interest on defined benefit obligation	818
Expected return on plan assets	(754)
Net actuarial losses / (gain) recognized in the year	(1,237)
Total included in "employee benefit expense"	**(906)**
Actual return on plan assets	2,495

Reconciliation of benefit obligations & plan assets for the period

a) Change in defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	11,395
Current service cost	267
Interest cost	818
Actuarial losses / (gain)	503
Benefits paid	(1,016)
Closing defined benefit obligation	**11,967**

b) Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening fair value of plan assets	9,561
Expected return on plan assets	754
Actuarial gain / (losses)	1,741
Contributions by employer	537
Benefits paid	(1,016)
Closing fair value of plan assets	**11,577**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Asset information

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Government of India securities	0%
Corporate bonds	76%
Special deposit scheme	0%
Equity shares of listed companies	24%
Property	0%
Insurer managed funds	0%
Others	0%
Total	**100%**

The approximate market value of the assets as at 31 March 2007 is as follows:

CATEGORY OF ASSETS	AS AT 31 MARCH 2007
Corporate bonds	8,798
Equity shares of listed companies	2,778
Total	**11,576**

Summary of actuarial assumptions

a) Financial assumptions as at valuation date

Discount rate	7.50% p.a.
Expected rate of return on plan assets	7.50% p.a.
Salary escalation rate	4.50% p.a.

Discount rate:
The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets:
This is based on our expectation of the average long term rate of return expected on investments of the Fund during the estimated term of the obligations.

Salary escalation rate:
The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

16.3 c) Severance pay plan

Severence pay: One of the subsidiaries has a scheme of severance pay for the employees who are dismissed from the services of the Employer without any justifiable reason.

The disclosure requirements of Industrias Quimicas Falcon de Mexico are shown in the following tables:

Amount recognized in balance sheet

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Present value of unfunded obligations	56,414
Net liability	**56,414**
Amounts in the balance sheet	
Liabilities	56,414
Assets	–
Net liability	**56,414**

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

SCHEDULE 19: NOTES TO CONSOLIDATED ACCOUNTS (CONTINUED)

Expense recognized in statement of profit and loss account

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Current service cost	2,606
Interest on defined benefit obligation	2,026
Net actuarial losses / (gain) recognized in the year	45,965
Total included in "employee benefit expense"	**50,597**

Reconciliation of benefit obligations & plan assets for the period

a) Change in defined benefit obligation

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Opening defined benefit obligation	30,427
Current service cost	2,606
Interest cost	2,026
Actuarial losses / (gain)	45,965
Benefits paid	(24,610)
Closing defined benefit obligation	**56,414**

b) Change in the fair value of assets

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Contributions by employer	24,610
Benefits paid	(24,610)

The severance pay scheme liabilities of the Company are unfunded and hence there are no assets held to meet the liabilities.

Summary of actuarial assumptions

a) Financial assumptions as at valuation date

PARTICULARS	FOR THE YEAR ENDED 31 MARCH 2007
Discount rate	7.50% p.a.
Expected rate of return on plan assets	Not Applicable
Salary escalation rate	4.50% p.a.

Discount rate:
The discount rate is based on the prevailing market yields of Indian government securities as at the balance sheet date for the estimated term of the obligations.

Expected rate of return on plan assets: Not applicable.

Salary escalation rate:
The estimates of future salary increases considered takes into account the inflation, seniority, promotion and other relevant factors.

17. ISSUE OF BONUS SHARES

On 28 July 2006, the members of the Company approved a one-for-one bonus issue on the outstanding equity shares of the Company. Consequently the authorised capital of the Company was increased from Rs. 500,000 as of 31 March 2006 to Rs. 1,000,000 effective 28 July 2006. The additional equity shares were distributed to shareholders on the record date i.e. 30 August 2006.

18. COMPARATIVE FIGURES

Previous year's figures have been regrouped / reclassified wherever necessary, to conform to current year's classification.

The consolidated financial statements of the current year include the financial statements of the newly acquired subsidiaries Falcon and beta group companies from the dates of their acquisition. Accordingly, the current year figures are not directly comparable with those of the previous year.

consolidated cash flow statement FOR THE YEAR ENDED 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Cash flows from operating activities		
Profit before taxation	12,399,017	2,013,354
Adjustments:		
Depreciation and amortisation	3,791,107	1,616,859
Provision for wealth tax	2,147	1,505
Bad debts written–off	7,467	27,349
Loss on sale of investments	-	18,434
Income on redemption of mutual fund units	(869)	(14,510)
Unrealized foreign exchange gain	(120,567)	99,471
Deferred employee compensation cost	181,611	133,071
Equity in loss of associates	86,525	47,968
Interest income	(498,815)	(666,912)
Dividend income	–	(29)
Interest expense	1,526,193	644,242
Profit on sale / retirement of fixed asset, net	(46,000)	(320,218)
Provision for doubtful debts	41,900	12,852
Provision for doubtful advances	23,403	(2,960)
Operating cash flows before working capital changes	**17,393,119**	**3,610,476**
Increase in sundry debtors	(2,944,801)	(881,980)
Increase in inventories	(783,442)	(1,646,475)
Increase in loans and advances	(528,679)	(2,065,070)
Increase in current liabilities and provisions	1,282,107	2,278,807
Cash generated from operations	**14,418,304**	**1,295,758**
Income taxes paid	(1,829,305)	(190,770)
NET CASH PROVIDED BY OPERATING ACTIVITIES	**12,588,999**	**1,104,988**
Cash flows from investing activities		
Purchase of fixed assets	(4,481,894)	(1,894,271)
Proceeds from sale of fixed assets	115,116	693,264
Investment in affiliate	(69,200)	(100,800)
Purchase of investments	(331,612)	(5,243,525)
Sale of investments	331,869	5,274,899
Interest received	493,185	682,532
Dividends received	–	29
Cash paid for acquisition, net of cash acquired	(206,200)	(27,025,960)
NET CASH USED IN INVESTING ACTIVITIES	**(4,148,737)**	**(27,613,832)**
Cash flows from financing activities		
Proceeds from issuance of share capital, net of issue expenses	10,029,571	73,638
Proceeds from long-term borrowings	-	21,622,798
Repayment of long-term borrowings	(1,897,895)	(9,881)
Repayment of short-term borrowings	(7,071,854)	(1,664)
Proceeds from short-term borrowing	1,147,500	6,263,840
Interest paid	(1,536,690)	(628,060)
Dividends paid (including dividend tax)	(437,496)	(436,368)
NET CASH PROVIDED BY FINANCING ACTIVITIES	**233,136**	**26,884,303**

consolidated cash flow statement (CONTINUED)

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Net increase in cash and cash equivalents	**8,673,398**	**375,459**
Cash and cash equivalents at the beginning of the year (Note 1)	9,796,156	9,354,954
Effect of exchange gain on cash and cash equivalents	140,542	65,743
Cash and cash equivalents at the end of the year (Note 1)	**18,610,096**	**9,796,156**

As per our report attached
for BSR & CO.
Chartered Accountants
S SETHURAMAN PARTNER
Membership No. 203491

HYDERABAD 18 MAY 2007

for DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY CHAIRMAN
G V PRASAD VICE CHAIRMAN & CEO
K SATISH REDDY MANAGING DIRECTOR & COO
SAUMEN CHAKRABORTY CHIEF FINANCIAL OFFICER
V VISWANATH COMPANY SECRETARY

Notes:

1. Cash and cash equivalents comprise :

PARTICULARS	AS AT 31 MARCH 2007	AS AT 31 MARCH 2006
Cash in hand	9,407	13,519
Balances with banks		
In current accounts	3,347,341	3,467,511
In EEFC current accounts	673,180	40,185
In deposit accounts	14,566,882	6,262,162
In unclaimed dividend accounts	12,620	12,110
In unclaimed fractional share pay order accounts	666	669
	18,610,096	**9,796,156**

Deposits with banks include:

(i) Margin money for letters of credit and bank guarantees	1,621	2,051
(ii) Balance of unutilized money out of ADS issue	8,732,898	-

(iii) During Previous year, fixed deposits amounting to Rs. 4,461,500 were pledged against a loan taken by the Company's subsidiary. This has been released during current year.

(iv) During the previous year, the Company has taken a short-term loan of Rs. 1,426,140 from State Bank of India, Hyderabad which was secured by way of pledge of fixed deposits. This has been released during current year

(v) Long term non recourse loan of Rs. 5,787,030 has been availed against a general security against assets of one of the subsidiary. This loan carries an interest rate of EURIBOR plus 200 bps.

2. Previous year's figures have been regrouped/reclassified, wherever necessary to conform to the current year's classification.



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consolidated balance sheets
160
consolidated statements of operations
161
statements of stockholders' equity and comprehensive income
162
consolidated statements of cash flows
163
notes to consolidated financial statements
164

Dr. Reddy's Laboratories Ltd

US GAAP unaudited consolidated financials

consolidated balance sheets

	AS OF MARCH 31, 2006	AS OF MARCH 31, 2007	AS OF MARCH 31, 2007
ASSETS			Convenience translation into U.S.$.
Current assets:			
Cash and cash equivalents	Rs. 3,712,637	Rs. 17,981,447	U.S.$. 417,203
Investment securities	14,703	15,325	356
Restricted cash	1,606,245	606,159	14,064
Accounts receivable, net of allowances	4,801,794	7,518,878	174,452
Inventories	6,894,712	7,545,580	175,071
Deferred income taxes and deferred charges	173,750	557,792	12,942
Due from related parties	246,360	145,086	3,366
Other current assets	2,639,818	3,096,129	71,836
Total current assets	**20,090,019**	**37,466,396**	**869,290**
Property, plant and equipment, net	9,086,331	12,427,798	288,348
Due from related parties	6,182	4,856	113
Investment securities	1,090,202	1,089,950	25,289
Investment in affiliates	132,659	225,905	5,241
Goodwill	16,634,509	15,540,688	360,573
Intangible assets, net	17,034,555	18,888,413	438,246
Restricted cash	4,468,840	–	–
Other assets	224,772	275,097	6,383
Total assets	**Rs. 68,768,069**	**Rs. 85,919,103**	**U.S.$. 1,993,483**
LIABILITIES AND STOCKHOLDERS' EQUITY			
Current liabilities:			
Borrowings from banks	Rs. 9,132,462	Rs. 3,212,676	U.S.$. 74,540
Current portion of long-term debt	925,761	3,670,266	85,157
Trade accounts payable	3,639,217	4,754,978	110,324
Due to related parties	151,678	871	20
Accrued expenses	3,083,120	3,958,539	91,845
Other current liabilities	1,812,623	2,936,103	68,123
Total current liabilities	**18,744,861**	**18,533,433**	**430,010**
Long-term debt, excluding current portion	20,937,132	17,870,983	414,640
Deferred revenue	56,466	86,302	2,002
Deferred income taxes	6,346,174	7,556,228	175,319
Other liabilities	411,703	283,456	6,577
Total liabilities	**Rs. 46,496,336**	**Rs. 44,330,402**	**U.S.$. 1,028,548**
Minority interest	–	10,473	243
Stockholders' equity:			
Equity shares at Rs. 5 par value; 200,000,000 shares authorized; Issued and outstanding; 153,389,140 shares and 167,912,180 shares as of March 31, 2006 and 2007 respectively	Rs. 383,473	Rs. 839,561	U.S.$. 19,479
Additional paid-in capital	10,261,783	19,908,837	461,922
Equity options outstanding	463,128	564,937	13,108
Retained earnings	11,201,794	20,091,135	466,152
Equity shares held by a controlled trust: 82,800 shares	(4,882)	(4,882)	(113)
Accumulated other comprehensive income	(33,563)	178,640	4,145
Total stockholders' equity	**22,271,733**	**41,578,228**	**964,692**
Total liabilities and stockholders' equity	**Rs. 68,768,069**	**Rs. 85,919,103**	**U.S.$. 1,993,483**

See accompanying notes to the consolidated financial statements.

consolidated statements of operations

Revenues:	2005	2006	2007	2007 Convenience translation into U.S.$.
Product sales, net of allowances for sales returns (includes excise duties of Rs. 815,007, Rs. 1,153,273, and Rs. 779,390 for the years ended March 31, 2005, 2006 and 2007 respectively)	Rs. 19,126,188	Rs. 24,077,209	Rs. 64,185,378	U.S.$. 1,489,220
Service income	47,441	142,317	882,172	20,468
License fees	345,737	47,521	27,542	639
	19,519,366	**24,267,047**	**65,095,092**	**1,510,327**
Cost of revenues	**9,385,820**	**12,417,413**	**34,219,539**	**793,957**
Gross profit	**10,133,546**	**11,849,634**	**30,875,553**	**716,370**
Operating expenses:				
Selling, general and administrative expenses	6,774,563	8,028,884	14,051,137	326,012
Research and development expenses, net	2,803,311	2,152,950	2,462,660	57,138
Amortization expenses	349,991	419,867	1,570,894	36,448
Write–down of intangible assets	–	–	1,770,221	41,072
Foreign exchange (gain)/loss	488,819	126,342	(136,753)	(3,173)
Other operating (income)/expenses, net	5,969	(320,361)	(67,039)	(1,555)
Total operating expenses	**10,422,653**	**10,407,682**	**19,651,120**	**455,942**
Operating income/(loss)	(289,107)	1,441,952	11,224,433	260,428
Equity in loss of affiliates, net	(58,101)	(88,235)	(62,676)	(1,454)
Other income/(expense), net	454,237	533,606	(661,482)	(15,348)
Income before income taxes and minority interest	**107,029**	**1,887,323**	**10,500,275**	**243,626**
Income taxes (expense)/benefit	94,277	(258,390)	(1,176,936)	(27,307)
Minority interest	9,942	(76)	3,499	81
Net income	**Rs. 211,248**	**Rs. 1,628,857**	**Rs. 9,326,838**	**U.S.$. 216,400**
Earnings per equity share				
Basic	1.38	10.64	58.82	1.36
Diluted	1.38	10.62	58.56	1.36
Weighted average number of equity shares used in computing earnings per equity share				
Basic	153,037,898	153,093,316	158,552,422	158,552,422
Diluted	153,119,602	153,403,846	159,256,476	159,256,476

See accompanying notes to the consolidated financial statements

consolidated statements of stockholders' equity and comprehensive income

[illegible]

[illegible]

	EQUITY SHARES					EQUITY SHARES HELD BY A CONTROLLED TRUST				
	No. of shares	Amount	Additional Paid in Capital	Comprehensive Income	Accumulated other Comprehensive income	No. of shares	Amount	Equity – Options Outstanding	Retained Earnings	Total stockholders' Equity
Balance as of March 31, 2004	**153,037,898**	**Rs. 382,595**	**Rs. 10,089,152**		**Rs. 86,073**	**82,800**	**(4,882)**	**Rs. 256,748**	**Rs. 10,229,672**	**Rs. 21,039,358**
Dividend paid	–	–	–	–	–	–	–	–	(431,615)	(431,615)
Comprehensive income:										
- Net income	–	–	–	211,248	–	–	–	–	211,248	211,248
- Translation adjustment	–	–	–	13,512	13,512	–	–	–	–	13,512
- Unrealized gain on investments, net of tax benefit Rs. 5,206	–	–	–	(23,345)	(23,345)	–	–	–	–	(23,345)
Comprehensive income	–	–	–	201,415	–	–	–	–	–	–
Stock based compensation	–	–	–		–	–	–	144,001	–	144,001
Balance as of March 31, 2005	**153,037,898**	**Rs. 382,595**	**Rs. 10,089,152**	**–**	**Rs. 76,240**	**82,800**	**Rs. (4,882)**	**Rs. 400,749**	**Rs. 10,009,305**	**Rs. 20,953,159**
Issuance of equity shares on exercise of options	351,242	878	172,631	–	–	–	–	(99,870)	–	73,639
Dividend paid	–	–	–	–	–	–	–	–	(436,368)	(436,368)
Comprehensive income:										
- Net income	–	–	–	1,628,857	–	–	–	–	1,628,857	1,628,857
- Translation adjustment	–	–	–	11,041	11,041	–	–	–	–	11,041
- Unrealized loss on investments, net of tax benefit Rs. 35,079	–	–	–	(120,844)	(120,844)	–	–	–	–	(120,844)
Comprehensive income	–	–	–	1,519,054	–	–	–	–	–	–
Stock based compensation	–	–	–	–	–	–	–	162,249	–	162,249
Balance as of March 31, 2006	**153,389,140**	**Rs. 383,473**	**Rs. 10,261,783**	**–**	**Rs. (33,563)**	**82,800**	**Rs. (4,882)**	**Rs. 463,128**	**Rs. 11,201,794**	**Rs. 22,271,733**
Stock dividend	–	383,789	(383,789)	–	–	82,800	–	–	–	–
Issuance of equity shares on exercise of options	223,040	799	88,433	–	–	–	–	(73,571)	–	15,661
Common stock issued	14,300,000	71,500	9,942,410	–	–	–	–	–	–	10,013,910
Dividend paid	–	–	–	–	–	–	–	–	(437,497)	(437,497)
Cumulative effect adjustment on adoption of SFAS 123(R)	–	–	–	–	–	–	–	(14,806)	–	(14,806)
Comprehensive income:										
- Net income	–	–	–	9,326,838	–	–	–	–	9,326,838	9,326,838
- Translation adjustment	–	–	–	251,353	251,353	–	–	–	–	251,353
- Unrealized loss on investments, net of tax benefit Rs. 127	–	–	–	(114)	(114)	–	–	–	–	(114)
Comprehensive income	–	–	–	9,578,077	–	–	–	–	–	–
Initial adoption of SFAS 158, net of tax benefit Rs. 20,019	–	–	–	–	(39,036)	–	–	–	–	(39,036)
Stock based compensation	–	–	–	–	–	–	–	190,186	–	190,186
Balance as of March 31, 2007	**167,912,180**	**Rs. 839,561**	**Rs. 19,908,837**		**Rs. 178,640**	**82,800**	**Rs. (4,882)**	**Rs. 564,937**	**Rs. 20,091,135**	**Rs. 41,578,228**
(Convenience translation into U.S.$.)	–	U.S.$. 19,479	U.S.$. 461,922	–	U.S.$. 4,145		U.S.$. (113)	U.S.$. 13,108	U.S.$. 466,152	U.S.$. 964,692

consolidated statements of cash flows

	2005	2006	2007	2007 Convenience translation into U.S.$.
Cash flows from operating activities:				
Net income	Rs. 211,248	Rs. 1,628,857	Rs. 9,326,838	U.S.$. 216,400
Adjustments to reconcile net income to net cash from operating activities:				
Deferred tax benefit	(95,580)	(55,157)	(1,103,598)	(25,606)
(Gain) / loss on sale of available for sale securities, net	(64,997)	3,924	(869)	(20)
Depreciation and amortization	1,309,290	1,567,090	3,010,192	69,842
Writedown of intangible assets	–	–	1,770,221	41,072
In-process research and development expense	277,343	–	–	–
Gain on sale of property, plant and equipment	(1,810)	(320,361)	(67,039)	(1,555)
Provision for doubtful accounts receivable	79,442	33,629	151,620	3,518
Allowance for sales returns	105,245	239,462	1,325,981	30,765
Inventory write-downs	52,692	100,783	306,235	7,105
Equity in loss of affiliates	58,101	88,235	62,676	1,454
Unrealized exchange (gain)/loss	105,227	67,650	(97,232)	(2,256)
Stock based compensation	144,001	162,249	175,380	4,069
Loss on sale of subsidiary interest	8,122	–	–	–
Minority interest	(9,942)	76	(3,499)	(81)
Changes in operating assets and liabilities:				
Accounts receivable	77,368	(781,607)	(3,032,373)	(70,357)
Inventories	(514,187)	(1,851,724)	(995,342)	(23,094)
Other assets	142,486	(1,123,076)	(371,099)	(8,610)
Due to / from related parties, net	(40,249)	15,223	(48,206)	(1,118)
Trade accounts payable	(763,523)	1,511,074	889,677	20,642
Accrued expenses	1,094,768	243,625	825,207	19,146
Deferred revenue	(247,604)	(16,277)	27,373	635
Taxes payable	42,513	84,794	949,175	22,023
Other liabilities	321,557	44,684	(1,296,798)	(30,088)
Net cash provided by operating activities	**2,291,611**	**1,643,153**	**11,804,520**	**273,887**
Cash flows from investing activities:				
Restricted cash	49,304	(6,017,219)	5,468,926	126,889
Expenditure on property, plant and equipment	(1,749,172)	(1,873,268)	(4,477,199)	(103,879)
Proceeds from sale of property, plant and equipment	44,573	691,273	84,061	1,950
Investment in affiliates	(49,935)	(100,800)	(158,324)	(3,673)
Purchase of investment securities	(10,226,471)	(5,074,184)	(331,000)	(7,680)
Proceeds from sale of investment securities	13,079,463	5,274,899	331,869	7,700
Expenditure on intangible assets	(8,299)	(41,517)	(325,875)	(7,561)
Cash paid towards contingent consideration	–	(114,244)	–	–
Proceeds from sale of subsidiary	29,000	–	–	–
Cash paid for acquisition, net of cash acquired	(535,665)	(27,269,382)	–	–
Net cash provided by / (used in) investing activities	**632,898**	**(34,524,442)**	**592,458**	**13,746**
Cash flows from financing activities:				
Proceeds from issuance of equity	–	73,639	10,029,571	232,705
Proceeds from minority interest shareholder	–	–	10,473	243
Proceeds from bank borrowing	2,520,409	6,322,206	–	–
Repayment of bank borrowings	–	–	(5,912,284)	(137,176)
Proceeds from short term loan	–	–	2,212,983	51,345
Repayment of short term loan	–	–	(2,171,461)	(50,382)
Proceeds from long-term debt	–	21,598,301	–	–

consolidated statements of cash flows

	2005	2006	2007	2007
Repayment of long-term debt	(157,476)	(6,577)	(1,888,540)	(43,818)
Debt issuance costs	–	(340,243)	(89,565)	(2,078)
Dividends	(431,615)	(436,368)	(437,497)	(10,151)
Net cash provided by financing activities	**1,931,318**	**27,210,958**	**1,753,680**	**40,689**
Effect of exchange rate changes on cash and cash equivalents	55,802	95,104	118,152	2,741
Net increase / (decrease) in cash and cash equivalents during the year	**4,911,629**	**(5,575,227)**	**14,268,810**	**331,063**
Cash and cash equivalents at the beginning of the year	4,376,235	9,287,864	3,712,637	86,140
Cash and cash equivalents at the end of the year	**Rs. 9,287,864**	**Rs. 3,712,637**	**Rs. 17,981,447**	**U.S.$. 417,203**

See accompanying notes to the consolidated financial statements

	2005	2006	2007	2007
				Convenience translation into U.S.$.
Supplemental disclosures:				
Cash paid for:				
Interest	Rs. 98,337	Rs. 225,284	Rs. 1,589,386	U.S.$. 36,877
Income taxes	–	223,000	1,350,083	31,324
Supplemental schedule of non-cash investing activities:				
Property, plant and equipment purchased on credit during the year	22,827	54,276	313,383	7,271
Property, plant and equipment purchased under capital lease	–	223,379	15,986	371
Promissory notes issued on acquisition	–	209,456	–	–

See accompanying notes to the consolidated financial statements

notes to the consolidated financial statements

1. OVERVIEW

Dr. Reddy's Laboratories Limited ("Dr. Reddy's") together with its subsidiaries (collectively, the "Company") is a leading India-based pharmaceutical company headquartered in Hyderabad, India. The Company's principal areas of operation are formulations, active pharmaceutical ingredients and intermediates, generics, custom pharmaceutical services, critical care and biotechnology and drug discovery. The Company's principal research and development and manufacturing facilities are located in Andhra Pradesh, India and Cuernavaca-Cuautla, Mexico with principal marketing facilities in India, Russia, the United States, the United Kingdom, Brazil and Germany. The Company's shares trade on several stock exchanges in India and, since April 11, 2001, on the New York Stock Exchange in the United States. As of March 31, 2007, the list of subsidiaries is as follows:

• DRL Investments Limited ("DRL Investments")	• OOO JV Reddy Biomed Limited ("Reddy Biomed " or "RBL")
• Reddy Pharmaceuticals Hong Kong Limited ("RPHL")	• Reddy Netherlands B.V. ("RNBV")
• Reddy Antilles N.V. ("RANV")	• Reddy Cheminor SA ("RCSA")
• Reddy US Therapeutics Inc. ("Reddy US")	• Aurigene Discovery Technologies Inc. ("ADTI")
• Dr. Reddy's Laboratories Inc. ("DRLI")	• Dr. Reddy's Laboratories (U.K.) Limited ("DRL U.K.")
• Dr. Reddy's Farmaceutica Do Brazil Ltda. ("DRFBL")	• Cheminor Investment Limited ("CIL")
• Aurigene Discovery Technologies Limited ("ADTL")	• Dr. Reddy's Bio-sciences Limited ("RBSL")
• Dr. Reddy's Laboratories (EU) Limited ("DRL EU")	• Trigenesis Therapeutics Inc. ("Trigenesis")
• Dr. Reddy's Laboratories (Proprietary) Limited ("DRSA")	• Industrias Quimicas Falcon De Mexico S.A.de.C.V. ("FALCON")
• Reddy Pharmaceuticals, Inc. U.S.A. ("RPI")	• betapharm Arzneimittel GmbH ("Beta AG")
• Reddy Holding GmbH ("RHG")	• beta institut fur sozialmedizinische Forschung und Entwicklung GmbH ("beta IG")
• beta Healthcare Solutions GmbH ("Beta HSG")	• Lacock Holdings Limited ("LHL")
• OOO Dr. Reddy's Laboratories Limited, Russia ("OOO DRL")	• Dr. Reddy's Laboratories (Australia) Pty. Limited ("DRLA")
• Reddy Pharma Iberia SA ("RPISA")	• Reddy Pharma Italia SPA ("RPISPA")

During the current year, beta Healthcare Verwaltungs GmbH ("beta HVG"), beta Healthcare GmbH & Co KG ("beta KG") and beta Holding GmbH ("beta HG") were merged into RHG.

2. SIGNIFICANT ACCOUNTING POLICIES

a) Basis of preparation

The accompanying consolidated financial statements have been prepared in accordance with the accounting principles generally accepted in the United States (U.S. GAAP).

b) Estimates and assumptions

The preparation of financial statements in conformity with U.S. generally accepted accounting principles ("U.S. GAAP") requires management to make certain estimates and assumptions that affect reported amounts and disclosures. For example, estimates are used when accounting for deductions from revenues (such as rebates, chargebacks, sales returns and sales allowances), depreciation, amortization, employee benefits, contingencies and asset and a liablity valuations. The Company's estimates are often based on complex judgements, probabilities and assumptions that the Company believes to be reasonable but that are inherently uncertain and unpredictable. Assumptions may later prove to be incomplete or inaccurate, or unanticipated events and circumstances may occur that might cause the Company to change those estimates and assumptions. The Company is also subject to other risks and uncertainities that may cause actual results to differ from estimated amounts.

c) Functional currency

The functional currency of the Company is the Indian rupee, being the currency of the primary economic environment in which the Company operates. The functional currencies of the subsidiaries have been determined as follows based on an individual and collective evaluation of economic factors described in Statement of Financial Accounting Standards ("SFAS") SFAS 52, "Foreign currency translation":

Name of the Subsidiary	Functional Currency
DRL Investments, RPHL, RANV, DRLI, DRFBL, ADTL, DRSA, RPI, OOO DRL, RBL, RNBV, RCSA, CIL, RBSL, Trigenesis, DRLA	Indian Rupee
Reddy US and ADTI	U.S. Dollar
DRL EU and DRL U.K.	Pound Sterling
FALCON	Mexican Peso
RHG, Beta HSG, Beta AG, Beta IG, RPISA, RPISPA and LHL	Euro

In respect of all non-Indian subsidiaries that operate as marketing arms of the parent company in their respective countries/regions (i.e., all those listed in the first row of the table above), the functional currency has been determined to be the functional currency of the parent company, i.e. the Indian rupee. Accordingly, the operations of these entities are largely restricted to import of finished goods from the parent company in India, sale of these products in the foreign country and remittance of the sale proceeds to the parent. The cash flows realized from sale of goods are readily available for remittance to the parent company and cash is remitted to the parent company on a regular basis. The costs incurred by these entities are primarily the cost of goods imported from the parent. The financing of these subsidiaries is done directly or indirectly by the parent company. In respect of the subsidiaries whose operations are self contained and integrated within their respective countries/regions (i.e., all those listed in the second through fifth rows of the table above), the functional currency has been determined to be the currency of those countries/regions. The assets and liabilities of such subsidiaries are translated into Indian rupees at the rate of exchange prevailing as at the balance sheet date. Revenues and expenses are translated into Indian rupees at average monthly exchange rates prevailing during the year. Resulting translation adjustments are included in accumulated other comprehensive income. For entities that operate in a highly inflationary economy, the functional currency is determined as the Indian rupee.

d) Foreign currency transactions

Foreign currency transactions are converted into Indian rupees at the rates of exchange prevailing on the date of the respective transactions. Assets and liabilities in foreign currency are converted into Indian rupees at the exchange rate prevailing on the balance sheet date. The resulting exchange gains/ losses are included in the statement of operations.

e) Convenience translation

The accompanying financial statements have been prepared in Indian rupees, the national currency of India. Solely for the convenience of the reader, the financial statements as of and for the fiscal year ended March 31, 2007 have been translated into United States dollars at the noon buying rate in New York City on March 30, 2007 for cable transfers in Indian rupees, as certified for customs purposes by the Federal Reserve Bank of New York of U.S.$. 1= Rs. 43.10. No representation is made that the Indian rupee amounts have been, could have been or could be converted into United States dollars at such a rate or any other rate.

f) Principles of consolidation

The consolidated financial statements include the financial statements of DRL, all of its subsidiaries which are more than 50% owned, controlled and entities where the Company has variable interest; Dr. Reddy's Research Foundation (the "Research Foundation"), a special purpose entity that is funded by and carries out research activities on behalf of and for the benefit of the Company, and beta Institut for sociomedical research GmbH, a non-profit organization which is engaged in research and development to seek ways to improve the healthcare process in ways which promote the psychological welfare of patients, including development of patient pathways, case management, disease management and health systems management. The Company does not consolidate entities where the minority shareholders have certain significant participating rights which provide for effective involvement in significant decisions in the ordinary course of business. Such investments are accounted by the equity method of accounting. All inter-company balances and transactions are eliminated on consolidation.

The Company accounts for investments by the equity method of accounting where it is able to exercise significant influence over the operating and financing policies of the investee. The Company's equity in the income / loss of equity method affiliates, Kunshan Rotam Reddy Pharmaceuticals Co. Limited ("Reddy Kunshan" or "KRRP"), Pathnet India Private Limited ("Pathnet"), and Perlecan Pharma Private Limited ("Perlecan Pharma") is included in the statement of operations. Inter company profits and losses have been eliminated until realized by the investor or investee.

Newly acquired subsidiaries have been included in the consolidated financial statements from the dates of acquisition. The Company follows Financial Accounting Standards Board ("FASB") Interpretation No. 46 (revised December 2003 "FIN 46R"), Consolidation of Variable Interest Entities ("VIE"), which addresses how a business enterprise should evaluate whether it has a controlling financial interest in an entity through means other than voting rights and accordingly should consolidate the entity.

For any VIEs that must be consolidated under FIN 46R, the interpretation generally requires the primary beneficiary initially to measure the assets, liabilities and non controlling interests of the newly consolidated VIE at their fair values at the date the enterprise first becomes the primary beneficiary.

Based on the evaluation of FIN 46R, the Company has consolidated the financial statements of APR LLC, a VIE. See footnote 19 for additional information required by FIN 46R.

g) Cash equivalents

The Company considers all highly liquid investments with remaining maturities, at the date of purchase / investment, of three months or less to be cash equivalents.

h) Revenue recognition

Product sales

Revenue is recognized when significant risks and rewards in respect of ownership of products are transferred to customers, generally, the stockists or formulations manufacturers and when the following criteria are met:

- Persuasive evidence of an arrangement exists;
- The price to the buyer is fixed and determinable; and
- Collectibility of the sales price is reasonably assured.

Revenue from domestic sales of formulation products is recognized on dispatch of the product to the stockist by the consignment and clearing and forwarding agent of the Company. Revenue from domestic sales of active pharmaceutical ingredients and intermediates is recognized on dispatch of products to customers, from the factories of the Company. Revenue from export sales is recognized when significant risks and rewards are transferred to customers, which is based on terms of contract.

Revenue from product sales includes excise duty and is shown net of sales tax and applicable discounts and allowances.

Sales of formulations in India are made through clearing and forwarding agents to stockists. Significant risks and rewards in respect of ownership of formulation products is transferred by the Company when the goods are shipped to stockists from clearing and forwarding agents. Clearing and forwarding agents are generally compensated on a commission basis as a percentage of sales made by them.

Sales of active pharmaceutical ingredients and intermediates in India are made directly to the end customers generally, formulation manufacturers, from the factories. Sales of formulations and active pharmaceutical ingredients and intermediates outside India are made directly to the end customers, generally stockists or formulations manufacturers, from the Company or its consolidated subsidiaries.

The Company has entered into marketing arrangements with certain marketing partners for sale of goods. Under such arrangements, the Company sells generic products to the marketing partners at a price agreed in the arrangement. Revenue is recognized on these transactions upon delivery of products to the marketing partners as all the conditions under Staff Accounting Bulletin No.104 ("SAB 104") are met. Subsequently, the marketing partners remit an additional amount based on the ultimate sale proceeds upon further sales made by them to the end customer. Such amount is determined as per the terms of the arrangement and is recognized by the Company when the realization is certain under the guidance given in SAB 104.

The Company has entered into certain dossier sales, licensing and supply arrangements that include certain performance obligations. Based on an evaluation of whether or not these obligations are inconsequential or perfunctory, the Company defers the upfront payments received towards these arrangements. Such deferred amounts are recognized in the income statement in the period in which the Company completes its remaining performance obligations.

Sales of generic products are recognized as revenue when products are shipped and title and risk of loss passes on to the customer. Provisions for chargeback, rebates and medicaid payments are estimated and provided for in the year of sales and recorded as a reduction of revenue. A chargeback claim is a claim made by the wholesaler for the difference between the price at which the product is sold to the customer and the price at which it is procured from the Company. Provision for such chargebacks are accrued and are estimated based on historical average chargeback rate actually claimed over a period of time, current contract prices with wholesalers / other customers and average inventory holding by the wholesaler. Such provisions are disclosed as a reduction of accounts receivable.

The Company accounts for sales returns in accordance with SFAS 48, "Revenue Recognition when Right to Return Exists" by establishing an accrual in an amount equal to the Company's estimate of sales recorded for which the related products are expected to be returned.

The Company deals in various products and operates in various markets and the Company's estimate is determined primarily by its experience in these markets for the products. For returns of established products, the Company determines an estimate of the sales returns accrual primarily based on historical experience regarding sales returns. Additionally, other factors that the Company considers in its estimate of sales returns include levels of inventory in the distribution channel, estimated shelf life, product discontinuances, price changes of competitive products, introductions of generic products and introductions of competitive new products, to the extent each of them has an impact on the Company's business and its markets. The Company considers all of these factors and adjusts the accrual to reflect its actual experience.

With respect to new products that the Company introduces, they are either extensions of an existing line of products or in a general therapeutic category where the Company has historical experience. The Company's new product launches have historically been in therapeutic categories where established products exist and are sold either by the Company or its competitors. The Company has not yet introduced products in any new therapeutic category where the acceptance of such products is not known. The amount of sales returns for the Company's newly launched products are not significantly different from current products marketed by the Company, nor are they significantly different from the sales returns of the Company's competitors as the Company understands them to be based on industry publications and discussions with its customers. Accordingly, the Company does not expect sales returns for new products to be significantly different than expected sales returns of current products. The Company evaluates the sales returns of all of the products at the end of each reporting period and necessary adjustments, if any, are made. However, to date, no significant revision has been determined to be necessary.

Service income

Income from service, which primarily relate to contract research services are recognised based on the services provided by the Company in accordance with the terms of the contract, as all the conditions under SAB 104 are met. Arrangements with customers for contract research and other related services are either on a fixed price, fixed timeframe or on a time and material basis. Revenue on time-and-material contracts is recognized as the related services are performed. Revenue from fixed-price, fixed-timeframe contracts is recognized as per the percentage-of-completion method, where the percentage of completion is determined based on the input method. Provisions for estimated losses, if any, on uncompleted contracts are recorded in the period in which such losses become probable based on the current contract estimates.

License fees

Non-refundable milestone payments are recognized in the statement of income when earned, in accordance with the terms prescribed in the license agreement, and where the Company has no future obligations or continuing involvement pursuant to such milestone payments. Non-refundable up-front license fees are deferred and recognized when the milestones are earned, in proportion that the amount of each milestone earned bears to the total milestone amounts agreed in the license agreement. As the upfront license fees are a composite amount and cannot be attributed to a specific molecule, they are amortized over the development period. The milestone payments during the development period increase as the risk involved decreases. The agreed milestone payments reflect the progress of the development of the molecule and may not be spread evenly over the development period. Further, the milestone payments are a fair representation of the extent of progress made in the development of these molecules. Hence, the upfront license fees are amortized over the development period in proportion to the milestone payments received. In the event, the development is discontinued, the corresponding amount of deferred revenue is recognized in the income statement in the period in which the project is effectively terminated.

i) Shipping and handling costs

Shipping and handling costs incurred to transport products to customers are included in selling, general and administrative expenses.

j) Inventories

Inventories are stated at the lower of cost or market value. Cost is determined using the first-in-first-out method for all categories of inventories except stores and spares, where cost is determined using the weighted average method. Stores and spares comprise packing materials, engineering spares such as machinery spares and consumables such as lubricants, cotton waste and oils, which are used in operating machines or consumed as indirect materials in the manufacturing process. Cost in the case of raw materials and stores and spares comprises the purchase price and attributable direct costs, less trade discounts. Cost in the case of work-in-process and finished goods comprises direct labor, material costs and production overheads.

A write-down of inventory to the lower of cost or market value at the close of a fiscal period creates a new cost basis and is not marked up based on changes in underlying facts and circumstances.

Inventories are reviewed on a monthly basis for identification and write-off of slow-moving, obsolete and impaired inventory. Such write-downs, if any, are included in cost of goods sold.

k) Investment securities

Investment securities consist of available for sale debt and equity securities and non-marketable equity securities accounted for by the cost method.

Available for sale securities are carried at fair value based on quoted market prices. For debt securities where quoted market prices are not available, fair value is determined using pricing techniques such as discounted cash flow analysis or at the swap rates and forward rate agreements on the date of the valuation, obtained from market sources. Unrealized holding gains and losses, net of the related tax effect, on available for sale securities are excluded from earnings and are reported as a separate component of stockholder's equity until realized. Decline in the fair value of any available for sale security below cost that is determined to be other than temporary, results in reduction in the carrying amount to fair value. Such impairment is charged to the statement of operations. Realized gains and losses from the sale of available for sale securities are determined on a first-in-first-out method and are included in earnings.

Non-marketable equity securities accounted for by the cost method are stated at cost, less provision for any other than temporary decline in value.

l) Derivative financial instruments

The Company enters into forward foreign exchange contracts and options where the counterparty is generally a bank. The Company purchases forward foreign exchange contracts and options to mitigate the risk of changes in foreign exchange rates on accounts receivable and foreign currency loans and deposits. Although these contracts are effective as hedges from an economic perspective, they do not qualify for hedge accounting under SFAS No. 133,

"Accounting for Derivative Instruments and Hedging Activities" as amended,. Any derivative that is either not designated as a hedge or is so designated but is ineffective per SFAS No. 133, is marked to market and recognized in income immediately.

m) Property, plant and equipment

Property, plant and equipment including assets acquired under capital lease agreements are stated at cost less accumulated depreciation. The Company depreciates property, plant and equipment over the estimated useful life using the straight-line method. The estimated useful lives of assets are as follows:

Buildings	
– Factory and administrative buildings	25 to 50 years
– Ancillary structures	3 to 15 years
Plant and machinery	3 to 15 years
Furniture, fixtures and office equipment	4 to 10 years
Vehicles	4 to 5 years
Computer equipment	3 to 5 years

Advances paid towards the acquisition of property, plant and equipment outstanding at each balance sheet date and the cost of property, plant and equipment not put to use before such date are disclosed under capital work-in-progress. The interest cost incurred for funding an asset during its construction period is capitalized based on the actual investment in the asset and the average cost of funds. The capitalized interest is included in the cost of the relevant asset and is depreciated over the estimated useful life of the asset.

n) Goodwill

Goodwill represents the cost of the acquired businesses in excess of the fair value of identifiable tangible and intangible net assets purchased. Goodwill is tested for impairment on an annual basis, relying on a number of factors including operating results, business plans and future cash flows. Recoverability of goodwill is evaluated using a two-step process. The first step involves a comparison of the fair value of a reporting unit with its carrying value. If the carrying amount of the reporting unit exceeds its fair value, the second step of the process involves a comparison of the fair value and carrying value of the goodwill of that reporting unit. If the carrying value of the goodwill of a reporting unit exceeds the fair value of that goodwill, an impairment loss is recognized in an amount equal to the excess. Goodwill of a reporting unit is tested for impairment between annual tests if an event occurs or circumstances change that would more likely than not reduce the fair value of the reporting unit below its carrying amount.

o) Intangible assets

Intangible assets consist of goodwill and other acquired intangibles, which include core-technology rights, trademarks, customer related intangibles, marketing rights, marketing know-how, beneficial toll manufacturing contracts and non-compete arrangements. All intangible assets with definite life are amortized over the expected benefit period or the legal life, whichever is lower. Such periods are as follows:

Trademarks	
– Trademarks with indefinite life	Tested for impairment at least annually
– Trademarks with definite life	3 to 10 years
Core technology rights and licenses	10 to 15 years
Product related intangibles	12 to 14 years
Marketing rights	11 to 16 years
Non-competition arrangements	1.5 to 10 years
Marketing know-how	6 months
Customer-related intangibles including customer contracts	2 to 5 years
Beneficial toll manufacturing contract	24 months
Other intangibles	5 to 15 years

p) Impairment of long-lived assets

Long-lived assets and finite life intangibles are reviewed for impairment whenever events or changes in business circumstances indicate that the carrying amount of assets may not be fully recoverable. Each impairment test is based on a comparison of the undiscounted cash flows expected to be generated from the use of the asset to its recorded value. If impairment is indicated, the asset is written down to its fair value. Long-lived assets to be disposed are reported at the lower of the carrying value or fair value, less cost to sell.

q) Start-up costs

Costs of start-up activities including organization costs are expensed as incurred.

r) Research and development

Research and development cost is expensed as incurred. In-process technologies used in research and development projects and having no alternate future uses are expensed upon purchase. Capital expenditure incurred on equipment and facilities acquired or constructed for research and development activities and having alternative future uses, is capitalized as property, plant and equipment when acquired or constructed.

s) Stock-based compensation

Prior to April 1, 2006, the Company accounted for its stock-based compensation plans under SFAS 123 "Accounting for Stock Based Compensation". On April 1, 2006, the Company adopted SFAS No. 123R (revised 2004) "Share Based Payment" ("SFAS No. 123(R)") under the modified-prospective application. Under the modified-prospective-application, SFAS No. 123(R) applies to new awards and to awards modified, repurchased or cancelled after adoption.

The Company uses the Black-Scholes option pricing model to determine the fair value of each option grant. Generally, the fair value approach in SFAS No. 123(R) is similar to the fair value approach described in SFAS No. 123. The Company elected to continue to estimate the fair value of stock options using the Black-Scholes option pricing model. The Black-Scholes model includes assumptions regarding dividend yields, expected volatility, expected lives and risk free interest rates. These assumptions reflect management's best estimates, but these assumptions involve inherent market uncertainties based on market conditions generally outside of the control of the Company. As a result, if other assumptions had been used in the current period, stock-based compensation expense could have been materially impacted. Furthermore, if management uses different assumptions in future periods, stock based compensation expense could be materially impacted in future years.

The fair value of each option is estimated on the date of grant using the Black-Scholes model with the following assumptions:

	2005	2006	2007
Dividend yield	0.5%	0.5%	0.5%
Expected life	12-78 months	12-78 months	12-48 months
Risk free interest rates	4.5-6.7%	5.7-7.5%	6.5-7.4%
Volatility	39.4-44.6%	23.4-36.9%	30.5-33.6%

At March 31, 2007, the Company has four stock-based employee compensation plans, which are described more fully in Note 24. The Company and its subsidiary Aurigene Discovery Technologies Limited have two stock based employee compensation plans each.

The adoption of SFAS 123(R) did not have a material impact on our stock-based compensation expense for the year ended March 31, 2007. Further, the Company believes that the adoption of SFAS 123(R) will not have a material impact on the Company's future stock-based compensation expense. As of March 31, 2007, there was approximately Rs. 201,490 of total unrecognized compensation cost related to unvested stock based compensation arrangements. That cost is expected to be recognized over a weighted-average period of 3.7 years.

Under SFAS 123, the Company had a policy of recognizing the effect of forfeitures only as they occurred. Accordingly, as required by SFAS No. 123 (R), on April 1, 2006, the Company estimated the number of outstanding instruments which are not expected to vest and recognized an income of Rs. 14,806 representing the reversal of compensation cost for such instruments previously recognized in the income statement. For the years ended March 31, 2005, 2006 and 2007, an amount of Rs. 144,001, Rs. 162,249 and Rs. 190,186 respectively, has been recorded as total employee stock based compensation expense.

t) Income taxes

Income taxes are accounted for using the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amounts of existing assets and liabilities and their respective tax bases and operating loss carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in the statement of operations in the period that includes the enactment date. Valuation allowances are established when necessary to reduce deferred tax assets to the amount considered more likely than not to be realized.

u) Leases

Leases of property, plant and equipment where the Company has substantially all of the risks and rewards of ownership are classified as capital leases. The amount recorded is the lesser of the present value of the rental and other lease payments during the lease term, excluding that portion of the payments representing executory costs paid to the lessor, or the asset's fair value. The rental obligations, net of interest charges, are reflected in long term debt.

Leases that do not transfer substantially all of the benefits or risks of ownership are classified as operating leases and recorded as expenses as payments are made over the lease term.

v) Earnings per share

In accordance with SFAS No.128, "Earnings Per Share", basic earnings per share is computed using the weighted average number of common shares outstanding during the period. Diluted earnings per share is computed using the weighted average number of common and dilutive common equivalent shares outstanding during the period, using the treasury stock method for options, except where the results would be anti-dilutive.

If the number of common shares outstanding increases as a result of a stock dividend or stock split or decreases as a result of a reverse stock split, the computations of basic and diluted earnings per share are adjusted retroactively for all periods presented to reflect that change in capital structure. If such changes occur after the close of the reporting period but before issuance of the financial statements, the per-share computations for that period and any prior-period financial statements presented are based on the new number of shares.

w) Recent accounting pronouncements

In July 2006, the FASB issued Interpretation ("FIN") No. 48, "Uncertainty in Income Taxes." FIN 48 applies to all tax positions within the scope of Statement 109 and clarifies when and how to recognize tax benefits in the financial statements with a two-step approach of recognition and measurement. FIN 48 is effective for fiscal years beginning after December 15, 2006. FIN 48 also requires the enterprise to make explicit disclosures about uncertainties in their income tax positions, including a detailed roll forward of tax benefits taken that do not qualify for financial statement recognition. Differences between the amounts recognized in the statements of financial position prior to the adoption of FIN 48 and the amounts reported after adoption should be accounted for as a cumulative-effect adjustment recorded to the beginning balance of retained earnings. The Company is in the process of evaluating the impact of this pronouncement on the financial statements.

In September 2006, the Financial Accounting Standard Board (FASB) issued SFAS No.157, "Fair Value Measurements" (SFAS 157). SFAS 157 defines "fair value" as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. SFAS 157 provides guidance on determination of fair value, and lays down the fair value hierarchy to classify the source of information used in fair value measurements. The Company will be required to adopt this new standard for the fiscal year beginning April 1, 2008. The Company is currently evaluating the requirements of SFAS 157 and has not yet determined the impact on the consolidated financial statements.

In February 2007, the Financial Accounting Standards Board released FASB 159, "The Fair Value Option for Financial Assets and Financial Liabilities". This Statement permits entities to choose to measure many financial instruments and certain other items at fair value. The objective is to improve financial reporting by providing entities with the opportunity to mitigate volatility in reported earnings caused by measuring related assets and liabilities differently without having to apply complex hedge accounting provisions. The Company will be required to adopt this new standard for the fiscal year beginning April 1, 2008. The Company is currently evaluating the requirements of SFAS 159 and has not yet determined the impact on the consolidated financial statements.

3. BUSINESS COMBINATIONS

All of the Company's acquisitions have been accounted for using the purchase method of accounting. Revenues and expenses of the acquired businesses have been included in the accompanying consolidated financial statements beginning on the respective dates of acquisition. Contingent consideration pursuant to earnout agreements is accrued as an additional cost of the transaction when payment thereof is deemed to be probable by the Company.

Industrias Quimicas Falcon de Mexico, S.A. de C.V ("Falcon")

On December 30, 2005 the Company acquired 100% of the share capital of Industrias Quimicas Falcon de Mexico, S.A.de C.V ("Falcon"), a Roche group company for a total purchase consideration of Rs. 2,773,126 (U.S.$. 61,233). The Company has accounted for the acquisition under the purchase method as defined in SFAS No. 141, "Business Combinations". Accordingly, the financial results of Falcon have been included in the consolidated financial statements since that date. Falcon was acquired with an intent to add steroid manufacturing capabilities and permit the Company to offer a full range of services in its custom pharmaceutical services business. The operations of Falcon relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer's specifications.

The purchase cost of Rs. 2,773,126 has been allocated as follows:

- Property, plant and equipment and intangible assets by third party valuer; and
- Others based on management's estimates.

Current assets	
Cash and cash equivalents	Rs. 217
Accounts receivable	39,736
Inventories	1,150,730
Other current assets	259,465
Property, plant and equipment	1,418,799
Intangible assets:	
Customer contracts	51,493
Non-competition agreement	20,242
Total assets	2,940,682
Liabilities assumed	(40,613)
Deferred tax liability	(126,943)
Purchase cost	**Rs. 2,773,126**

The weighted average useful lives of intangibles acquired are as follows:	
Customer contracts	2.6 years
Non competition agreement	3 years

beta Holding GmbH

On March 3, 2006, the Company, through its wholly owned subsidiary Lacock Holdings Limited, acquired 100% of the outstanding common shares of erstwhile beta Holding GmbH. Accordingly, the financial results of beta Holding GmbH have been included in the consolidated financial statements since that date. beta Holding GmbH is a leading generics pharmaceuticals company in Germany. Under the 'beta' brand, the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose, focused on medical conditions requiring long-term therapy that are typically prescribed by primary care physicians.

The aggregate purchase price of Rs. 26,063,321 (Euro 482,654) includes direct acquisition cost amounting to Rs. 201,548 (Euro 3,732). The acquisition agreement included the payment of contingent consideration amounting up to Rs. 518,400 (Euro 9,600), which was paid into an escrow account. This amount is subject to set-off for certain indemnity claims in respect of legal and tax matters that might arise, pertaining to the periods prior to the acquisition. The escrow will lapse and be time barred at the end of 2013. Since the maximum amounts pertaining to such claims are determinable at the date of acquisition, the same has been included as part of the purchase price.

During the year ended March 31, 2007, the Company has completed the final allocation of the aggregate purchase price of Rs. 26,063,321 (Euro 482,654) beta Holding GmbH based on management's estimate of fair values and independent valuations of intangible assets as follows:

Current assets	
Cash and cash equivalents	Rs. 1,357,395
Inventories	538,860
Other current assets	552,938
Property, plant and equipment	372,377
Intangibles:	
Trademarks	5,546,314
Product related intangibles	13,684,867
Beneficial toll manufacturing contract	621,058
Other assets	142,541
Goodwill	12,848,428
Total assets	**35,664,778**
Deferred tax liability, net	(7,241,686)
Liabilities assumed	(2,359,771)
Purchase cost	**Rs. 26,063,321**

As a result of the final allocation, total intangibles increased from Rs. 16,325,598 as at March 31, 2006 to Rs. 19,852,239, goodwill decreased from Rs. 14,958,766 as at March 31, 2006 to Rs. 12,848,428 and deferred tax liability, net increased from Rs. 5,825,388 as at March 31, 2006 to Rs. 7,241,686.

Trademarks have an indefinite useful life and are therefore not subject to amortization but will be tested for impairment annually. The weighted average useful lives of other intangibles acquired are as follows:

Products related intangibles	14.5 years
Beneficial toll manufacturing contract	4.8 years

The said adjustment to the values of intangibles, goodwill and deferred tax liability and revision to useful lives did not have any material impact on the results of the current year ended March 31, 2007. As more fully described in Note 7 the Company in accordance with the amended agreement with its toll manufacturer has revised its estimated useful life of the intangible. Consequently the unamortized balance as on the date of such amendment will be amortized over its balance revised estimated useful life

All goodwill arising from the acquisition of beta Holding GmbH was assigned to the Company's Generics segment.

Proforma Information: The table below reflects pro forma consolidated results of operations as if both the Falcon and beta Holding GmbH acquisitions had been made at the beginning of the periods presented below:

	2005	2006
Revenues	Rs. 28,658,645	Rs. 33,766,668
Net income	1,227,528	1,991,090
Earning per equity share		
Basic	8.02	13.00
Diluted	8.02	12.98
Weighted average number of equity shares used in computing earnings per share		
Basic	153,037,898	153,093,316
Diluted	153,119,602	153,403,846

The proforma results of operations is presented for illustrative purposes only and is not necessarily indicative of the operating results that would have occurred if the transaction had been consummated at the date indicated, nor it is necessarily indicative of future operating results of the combined companies and should not be construed as representive of these amounts for any future dates or periods.

4. ASSETS ACQUIRED FROM PDL BIOPHARMA, INC

On March 13, 2006, the Company acquired trademark rights to three off-patent products, along with all the physical inventories of the products, from PDL Biopharma, Inc ("PDL") for a total consideration of Rs. 122,691 (U.S.$. 2,750). PDL is a U.S. based biopharmaceutical company focused in the development and commercialization of therapies for treatment of inflammation and autoimmune diseases, acute cardiac conditions and cancer. As a result of the acquisition, the Company acquired an opportunity to sell generic versions of these products using their existing brand names.

The acquisition has been accounted for as a purchase of assets as this acquisition did not meet the definition of a business as described in EITF Issue No. 98-3.

The total purchase consideration has been allocated to the acquired assets as of March 31, 2006 based on a fair valuation carried out by the Company's management as follows:

DESCRIPTION	AMOUNT
Inventories	Rs. 115,845
Registered trademarks	6,846
	Rs. 122,691

The value attributable to the registered trademarks are amortized over the period over which the intangible assets are expected to contribute directly or indirectly to the future cash flows.

5. ASSETS ACQUIRED FROM LABORATORIOS LITAPHAR, S.A. ("LITAPHAR")

On April 15, 2006, the Company incorporated a new entity, Reddy Pharma Iberia, S.A., under the laws of Spain as a wholly owned subsidiary.

On May 19, 2006, Reddy Pharma Iberia, S.A. acquired marketing authorizations and marketing authorization applications for certain specialty pharmaceutical products, along with the related trademark rights and physical inventories of the products, from Laboratorios Litaphar, S.A. ("Litaphar") for a total consideration of Rs. 218,920 (Euro 3,740) including a contingent consideration of Rs. 25,610. The purchase consideration consists of :

DESCRIPTION	AMOUNT
Inventory	22,864
Product related intangibles	170,446
Contingent consideration	25,610
	Rs. 218,920

Litaphar is a Spanish company engaged in the promotion, distribution and commercialization of pharmaceutical products and chemical-pharmaceutical specialties. As a result of this acquisition, the Company acquired an opportunity to sell those products using their existing brand names through its generics sales and marketing network.

The acquisition was accounted for as a purchase of assets as this acquisition did not meet the definition of a business as described in EITF Issue No 98-3.

In September 2006, the Company paid an amount of Rs. 12,890 out of the contingent consideration, as the contingency related to the transfer of two marketing authorization applications out of the total four was resolved as the same were granted in favour of Company and one out of four marketing authorization applications was rejected by the Spanish health authorities and accordingly, an amount of Rs. 6,360 was reduced from the total purchase consideration. Balance contingent consideration of Rs. 6,360 represents the amount to be paid to Litaphar towards the remaining marketing authorization application not yet granted by the Spanish health authorities.

6. GOODWILL

In accordance with, SFAS No. 142, "Goodwill and Other Intangible Assets" the Company tests goodwill for impairment, at least annually.

The following table presents the changes in goodwill during the years ended March 31, 2006 and 2007:

	2006	2007
Balance at the beginning of the year[1]	Rs. 1,743,442	Rs. 16,816,452
Acquired/adjusted during the year	15,073,010	(2,013,351)
Foreign exchange translation of goodwill on acquistion of betapharm	–	919,530
Balance at the end of the year[1]	**Rs. 16,816,452**	**Rs. 15,722,631**

Goodwill acquired/adjusted during the years ended March 31, 2006 and 2007 represents the following :

	2006	2007
Cash paid towards contingent consideration in purchase business combinations	Rs. 114,244	Rs. 96,987
Excess of fair value over carrying value of acquired net assets, in a purchase business combination (erstwhile beta Holding GmbH)	14,958,766	-
Adjustment on account of completion of final allocation of purchase price on acquisition of betapharm	–	(2,110,338)
	Rs. 15,073,010	**Rs. (2,013,351)**

The following table presents the allocation of Goodwill to the various segments:

	2006	2007
Formulations[1]	Rs. 349,774	Rs. 349,774
Active Pharmaceutical Ingredients and Intermediates	997,025	997,025
Generics	15,379,216	14,285,395
Drug Discovery	90,437	90,437
	Rs. 16,816,452	Rs. 15,722,631

[1] includes goodwill arising on investment in an affiliate amounting to Rs. 181,943.

7. INTANGIBLE ASSETS, NET

In accordance with SFAS No. 142, "Goodwill and Other Intangible Assets", intangible assets are amortized over the expected benefit period or the legal life, whichever is lower.

The following table presents acquired and amortized intangible assets as of March 31, 2006 and 2007:

	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	NET CARRYING VALUE
Trademarks	Rs. 2,575,224	Rs. 2,113,374	Rs. 461,850
Trademarks not subject to amortization	3,970,118	–	3,970,118
Product related intangibles	11,759,317	77,326	11,681,991
Beneficial toll manufacturing contract	621,058	10,708	610,350
Core technology rights and licenses	132,753	–	132,753
Non-competition arrangements	128,883	105,019	23,864
Marketing rights	94,369	9,222	85,147
Customer related intangibles including customer contracts	167,233	98,799	68,434
Others	7,556	7,508	48
	Rs. 19,456,511	Rs. 2,421,956	Rs. 17,034,555

	GROSS CARRYING AMOUNT	ACCUMULATED AMORTIZATION	ADJUSTMENTS	NET CARRYING VALUE
Trademarks	Rs. 2,597,962	Rs. 2,359,221	–	Rs. 238,741
Trademarks not subject to amortization	5,943,440	–	815,967	5,127,473
Product related intangibles	14,920,953	1,180,701	740,736	12,999,516
Beneficial toll manufacturing contract	665,505	179,691	–	485,814
Core technology rights and licenses	132,753	–	132,753	–
Non-competition arrangements	131,214	120,030	–	11,184
Marketing rights	95,130	14,365	80,765	–
Customer related intangibles including customer contracts	177,375	153,435	–	23,940
Others	10,624	8,879	–	1,745
	Rs. 24,674,956	Rs. 4,016,322	Rs. 1,770,221	Rs. 18,888,413

Estimated amortization expense for the next five years and thereafter with respect to such assets is as follows:

2008	Rs. 1,487,406
2009	1,307,702
2010	1,023,142
2011	1,022,629
2012	982,135
Thereafter	7,937,926
Total	Rs. 13,760,940

The intangible assets (net of amortization) as of March 31, 2006 have been allocated to the following segments:

	FORMULATIONS	GENERICS	CUSTOM PHARMACEUTICAL SERVICES	TOTAL
Trademarks	Rs. 412,346	Rs. 49,504	-	Rs. 461,850
Trademarks not subject to amortization	-	3,970,118	-	3,970,118
Product related intangibles	-	11,681,991	-	11,681,991
Benefical toll manufacturing contract	-	610,350	-	610,350
Core-technology rights and licenses	-	132,753	-	132,753
Non-competition arrangements	-	6,052	17,812	23,864
Customer related intangibles	-	24,082	44,352	68,434
Marketing rights	-	85,147	-	85,147
Others	-	48	-	48
	Rs. 412,346	**Rs. 16,560,045**	**Rs. 62,164**	**Rs. 17,034,555**

The intangible assets (net of amortization) as of March 31, 2007 have been allocated to the following segments:

	FORMULATIONS	GENERICS	CUSTOM PHARMACEUTICAL SERVICES	TOTAL
Trademarks	Rs. 233,108	Rs. 5,633	-	Rs. 238,741
Trademarks not subject to amortization	-	5,127,473	-	5,127,473
Product related intangibles	-	12,999,516	-	12,999,516
Benefical toll manufacturing contract	-	485,814	-	485,814
Core-technology rights and licenses	-	-	-	-
Non-competition arrangements	-	177	11,007	11,184
Customer related intangibles	-	584	23,356	23,940
Marketing rights	-	-	-	-
Others	-	1,745	-	1,745
	Rs. 233,108	**Rs. 18,620,942**	**Rs. 34,363**	**Rs. 18,888,413**

Write-down of intangible assets

In 2004, the Company through the acquisition of Trigenesis Therapeutics Inc. ("Trigenesis") acquired certain technology platforms and marketing rights for a total consideration of Rs. 496,715 (U.S.$. 11,000) which was accounted for as a purchase of intangible assets.

During the fourth quarter ended March 31, 2007, the Company completed its detailed review of its business opportunities against each of the core technology rights, licenses and marketing rights. As a result of this review, the Company determined that the further commercialization of the intangible assets that are being carried forward may not be economically viable because of further regulatory and approval process requirements as mandated by the U.S. Food and Drug Administration (U.S. FDA) and unfeasible partnering prospects, and therefore discontinued its efforts to further develop these assets. Accordingly, the net carrying value of the intangible assets were written down to Rs. Nil, by recording an amount of Rs. 213,518 as expense, which has been disclosed under "Write-down of intangible assets". The above write down has been included in the "Adjustments" column in the tables above.

The carrying value of the intangibles acquired in beta Holding GmbH included the 'beta' brand, under which the Company markets a broad and diversified portfolio comprising formulations, primarily solid dose etc. in the German generic market. 'beta' brand was fair valued applying the relief from royalty method. During the fourth quarter ended March 31, 2007, triggered by certain events like consistent price decrease, higher competitive intensity by higher influencing capability of SHI's and smaller players, higher cost of supplies etc, the company reviewed it's carrying value of intangibles for impairment. As a result of this review, the company has recorded a expense of Rs. 1,556,703 under "write-down of intangible assets" and accordingly the carrying value for 'beta' brand and product related intangibles have been adjusted. The above write down has been included in "Adjustments" columns in the tables above.

Change in estimated useful life of intangible assets

The Company's german operations primarily sourced its products from Salutas GmbH the then existing long term contract. The contract gave a benefit to betapharm by way of a longer commitment period to supply, which enabled betapharm to have a greater flexibility to transfer its products out to other suppliers and accordingly, the Company at the time of its purchase price allocation had identified this as a beneficial toll manufacturig contract and had set up an intangible asset. In January 2007, Salutas served a termination notice to betapharm cancelling its future commitments to supply. The Company renegotiated its terms and prices with Salutas, and such renegotiation also resulted in a reduction in the overall committed supply periods from 58 months to 24 months. Based on the amended contract, the Company had revised its estimated useful life of the intangible and accordingly would amortize the balance unamortized amount as on the date of such amendment over the remaining useful life.

8. FORMATION OF PERLECAN PHARMA PRIVATE LIMITED

In September 2005, the Company announced the formation of an integrated drug development company, Perlecan Pharma Private Limited ("Perlecan Pharma"), as a joint venture with Citigroup Venture Capital International Growth Partnership Mauritius Limited ("Citigroup Venture") and ICICI Venture Funds Management Company ("ICICI Venture"). Perlecan Pharma is engaged in the clinical development and out-licensing of New Chemical Entity ("NCE") assets. Citigroup Venture and ICICI Venture each committed to contribute Rs. 1,003,725 (U.S.$. 22,500) and the Company committed to contribute Rs. 340,000 (U.S.$. 7,500) towards equity in Perlecan Pharma. The arrangement was subject to certain closing conditions which were completed on March 27, 2006 which resulted in the terms of the investment agreement being amended.

As a result, the Company owned approximately 14.28% of the equity of Perlecan Pharma as of March 31, 2006. In addition, Perlecan Pharma will issue to the Company warrants to purchase 45 million equity shares of Perlecan Pharma, at an exercise price of Re.1.00 per equity share, the exercise of which will be contingent upon the success of certain research and development milestones. If the warrants are fully exercised, then the Company will own approximately 62.5% of the equity shares of Perlecan Pharma.

As of March 31, 2006, the three investors had invested Rs. 705,700 (U.S.$. 15,818) in Perlecan Pharma. The Company's share of equity was Rs. 100,800 (U.S.$. 2,259) and the Company has also committed to invest an additional amount of Rs. 239,200 (U.S.$. 5,241) as its proportionate equity contribution in the future. As per the terms of the amended agreement, the Company is to be reimbursed by Perlecan Pharma for research and development costs of Rs. 231,023 it incurred prior to closing. Further, three out of seven directors on the Board of Perlecan Pharma will be designated by the Company. In addition, as per the terms of the arrangement, the Company will have the first right to conduct product development and clinical trials on behalf of Perlecan Pharma on an arms length basis subject to the final decision by the Board of Directors of Perlecan Pharma. Considering these factors the Company has accounted for its investment in Perlecan Pharma in accordance with APB 18, "The Equity Method of Accounting for Investments in Common Stock".

The Company's equity in the loss of Perlecan Pharma for the period ended March 28, 2006 to March 31, 2006 amounted to Rs. 40,000. The reimbursement for the pre-closing research and development costs have been applied to reduce the carrying value of the equity investment in Perlecan Pharma as of March 31, 2006 to zero with the remaining balance of Rs. 170,223 reflected as a deferred liability. The Company will continue to reflect its equity share of loss to the extent of its net investment and future funding commitments to Perlecan Pharma.

Further during the year ended March 31, 2007, the Company and the other two investors have additionally invested Rs. 69,200 and Rs. 412,700 in Perlecan Pharma respectively. As a result, the Company as of March 31, 2007 owns approximately 14.31% of the equity of Perlecan Pharma.

During the year ended March 31, 2007 the Company's equity in the loss of Perlecan Pharma for the period ended March 31, 2007 amounted to Rs. 63,339. The carrying value of the investment in Perlecan Pharma as of March 31, 2006 and 2007 is Rs. Nil and Rs. 3,309.

9. CASH, CASH EQUIVALENTS AND RESTRICTED CASH

Cash and cash equivalents as of March 31, 2006 and 2007 amounted to Rs. 3,712,637 and Rs. 17,981,447 respectively. This excludes restricted cash included in current assets of Rs. 1,606,245 and Rs. 606,159 as of March 31, 2006 and 2007 respectively and restricted cash included in non-current assets of Rs. 4,468,840 and Rs. Nil as of March 31, 2006 and 2007 respectively against the following obligations or commitments of the Company:

	2006	2007
Restricted cash – current		
Against performance guarantees issued by the Company	Rs. 1,394	Rs. 1,080
Against short term loan from State Bank of India	1,584,600	–
Against long term loan from Citibank	–	584,517
Against unclaimed dividend	12,633	13,140
Against other obligations	7,618	7,422
	Rs. 1,606,245	**Rs. 606,159**
Restricted cash – non current		
Against long term loan from Citibank	4,468,840	–
	Rs. 6,075,085	**Rs. 606,159**

The fair values of cash and cash equivalents approximate their carrying values. During the current year, the restriction on the cash deposits amounting to Rs. 4,468,840 which were pledged against the long term debt taken from Citibank, on closure of the syndication process was released and accordingly has been liquidated.

10. ACCOUNTS RECEIVABLE

Accounts receivable as of March 31, 2006 and 2007 are stated net of allowance for doubtful accounts. The Company maintains an allowance for doubtful accounts on all accounts receivable, based on financial condition of the customer and ageing of the accounts receivable after considering historical experience and the current economic environment. Accounts receivable are generally not collateralized.

The activity in the allowance for doubtful accounts receivable is given below:

	2005	2006	2007
Balance at the beginning of the year	Rs. 139,569	Rs. 171,154	Rs. 188,001
Additional provision	79,442	33,629	151,620
Bad debts charged to provision	(47,857)	(16,782)	(46,003)
Balance at the end of the year	**Rs. 171,154**	**Rs. 188,001**	**Rs. 293,618**

11. INVENTORIES

Inventories consist of the following:

	2006	2007
Raw materials	Rs. 2,002,246	Rs. 2,147,896
Packing materials, stores and spares	450,658	560,629
Work-in-process	1,421,151	1,674,235
Finished goods	3,020,657	3,162,820
	Rs. 6,894,712	**Rs. 7,545,580**

During the years ended March 31, 2005, 2006 and 2007 the Company recorded an inventory write-down of Rs. 52,692, Rs. 100,783 and Rs. 306,235 respectively, resulting from a decline in the market value of certain finished goods and write down of certain raw materials and these amounts are included in the cost of revenue.

12. OTHER ASSETS

Other assets consist of the following:

	2006	2007
Prepaid expenses	Rs. 432,680	Rs. 479,141
Advances to suppliers	367,485	297,993
Balances with statutory authorities	928,423	1,066,559
Deposits	223,409	240,968
Export benefits receivable	291,210	347,814
Others	621,383	938,751
	2,864,590	3,371,226
Less: Current assets	2,639,818	3,096,129
	Rs. 224,772	**Rs. 275,097**

Balances with the statutory authorities represent amounts deposited with the excise authorities and the unutilized excise input credits on purchases. These are regularly utilized to offset the excise liability on the goods produced. Accordingly, these balances have been classified as current assets.

Deposits mainly comprise telephone, premises and other deposits. Others mainly represent receivables of duties and income tax deducted at source on interest received by the Company.

13. PROPERTY, PLANT AND EQUIPMENT, NET

Property, plant and equipment consist of the following:

	2006	2007
Land	Rs. 861,951	Rs. 875,662
Buildings	2,470,029	3,063,872
Plant and machinery	7,966,645	9,974,476
Furniture, fixtures and office equipment	826,370	936,504
Vehicles	288,162	383,024
Computer equipment	514,935	679,076
Capital work-in-progress	1,135,905	2,805,221
	14,063,997	18,717,835
Accumulated depreciation	(4,977,666)	(6,290,037)
	Rs. 9,086,331	**Rs. 12,427,798**

Depreciation expense for the years ended March 31, 2005, 2006 and 2007 was Rs. 959,299, Rs. 1,147,223 and Rs. 1,439,298 respectively.

14. INVESTMENT SECURITIES

Investment securities consist of the following:

	[illegible]				[illegible]			
	CARRYING VALUE	GROSS UNREALIZED HOLDING GAINS	GROSS UNREALIZED HOLDING LOSSES	FAIR VALUE	CARRYING VALUE	GROSS UNREALIZED HOLDING GAINS	GROSS UNREALIZED HOLDING LOSSES	FAIR VALUE
Equity securities	Rs. 3,096	Rs. 8,521	–	Rs. 11,617	Rs. 3,096	Rs. 8,837	–	Rs. 11,933
Debt securities	1,250,020	–	(174,163)	1,075,857	1,250,020	–	(174,731)	1,075,289
	1,253,116	**8,521**	**(174,163)**	**1,087,474**	**1,253,116**	**8,837**	**(174,731)**	**1,087,222**
Non-marketable equity securities	2,728	–	–	2,728	2,728	–	–	2,728
	Rs. 1,255,844	**Rs. 8,521**	**Rs. (174,163)**	**Rs. 1,090,202**	**Rs. 1,255,844**	**Rs. 8,837**	**Rs. (174,731)**	**Rs. 1,089,950**
Current								
Mutual fund units	14,703	–	–	14,703	15,315	10	–	15,325
	Rs. 14,703	–	–	**Rs. 14,703**	**Rs. 15,315**	**Rs. 10**	–	**Rs. 15,325**

The following table shows the gross unrealized losses and fair value of the Company's investment with unrealized losses that are not deemed to be other-than-temporarily impaired and duration for which the securities have been in a continous unrealized loss position as of March 31, 2007.

	Fair value	Unrealized losses
Debt securities	Rs. 1,075,289	Rs. 174,731
	Rs. 1,075,289	**Rs. 174,731**

The unrealized loss on the Company's investment in debt securities were caused by interest rate increases. The Company purchased those investments at a discount relative to their face amount, and the face value is guaranteed by the issuer. Because the decline in market value is attributable to changes in interest rates and not credit quality, and because the Company has the ability and intent to hold these investments until maturity, the Company does not consider these investments to be other-than-temporarily impaired at March 31, 2007.

15. LEASES

Capital leases

Property, plant and equipment includes Rs. 223,379 and Rs. 239,365 (accumulated depreciation of Rs. 678 and Rs. 9,420) in respect of assets acquired under capital lease and other beneficial right of use, during the years ended March 31, 2006 and 2007.

The depreciation charge of Rs. Nil, Rs. 678 and Rs. 8,804 during the years ended March 31, 2005, 2006 and 2007 respectively is included within depreciation. The financial obligations arising from these contractual arrangements are reflected in long-term debt.

Operating leases

The Company leases office and residential facilities under operating lease agreements that are renewable on a periodic basis at the option of both the lessor and the lessee. Rental expense under those leases was Rs. 198,692, Rs. 229,956 and Rs. 325,677 for the years ended March 31, 2005, 2006 and 2007 respectively.

The schedule of future minimum rentals payments in respect of non-cancellable operating leases is set out below:

2008	Rs. 136,618
2009	91,118
2010	68,210
2011	62,117
2012	49,032
Thereafter	67,181
	Rs. 474,276

16. INVESTMENT IN AFFILIATES

Kunshan Rotam Reddy Pharmaceutical Co. Limited, China ("Reddy Kunshan"): Reddy Kunshan is engaged in manufacturing and marketing of active pharmaceutical ingredients and intermediates and formulations in China. During the fiscal year ended March 31, 2007, the Company further invested Rs. 89,274 along with one of its other joint venture partners in Reddy Kunshan. Consequently, the Company's interest in Reddy Kunshan increased from 51.2% as of March 31, 2006 to 51.3%.

Three of the Directors of the Company are on the Board of Directors of Reddy Kunshan, which comprises seven Directors. Under the terms of the agreement, all decisions with respect to operating activities, significant financing and other activities are taken by the majority approval of at least five of the seven Directors of the Board. These significant decisions include amendments to the Articles, suspensions of the operations, alterations to the registered capital, etc. As the Company does not have control over the Board and as the other partners have significant participating rights, acting on its own, the Company is not in a position to control or take any significant operating decisions of Reddy Kunshan and would require approval of other shareholders. Therefore, the Company has accounted for its interest in Reddy Kunshan under the equity method.

The Company's equity in the loss of Reddy Kunshan for the years ended March 31, 2005 and 2006 was Rs. 58,101 and Rs. 48,235 respectively and Company's equity in the profit of Kunshan for the year ended March 31, 2007 was Rs. 663 respectively. The carrying value of the investment in Reddy Kunshan as of March 31, 2006 and 2007 was Rs. 132,659 and Rs. 222,596 respectively.

Perlecan Pharma: As described in Note 8, the Company's equity in loss of Perlecan Pharma for the year ended March 31, 2006 and 2007 was Rs. 100,800 and Rs. 63,339 respectively. The carrying value of the investment in Perlecan Pharma as of March 31, 2006 and 2007 was Rs. Nil and Rs. 3,309 respectively.

Pathnet: Pathnet is engaged in the business of setting up medical pathology laboratories. The Company acquired a 49% interest in Pathnet on March 1, 2001 for a consideration of Rs. 4,000. During the fiscal year ended March 31, 2002 the Company further invested Rs. 60,310 and has accounted for its 49% interest in Pathnet under the equity method. The carrying value of the investment in Pathnet as of March 31, 2005 was Rs. Nil. During the fiscal year ended March 31, 2006, the Company sold its stake in Pathnet and was released from its guarantee issued to ICICI Bank when its share of the outstanding loan amount granted by ICICI Bank to Pathnet, Rs. 21,000 was repaid.

17. VARIABLE INTEREST ENTITIES

On January 30, 2004, the Company along with two individuals formed APR LLC, a Delaware limited liability company. APR LLC is a development stage enterprise, which is in the process of developing an Active Pharmaceutical Ingredient ("API"). Equity capital of APR LLC consists of Class A equity interests, which are held by two individuals and Class B equity interests held by Dr. Reddy's. The initial contribution for the Class A interests was U.S.$. 400 (Rs. 17,487) in cash. Class A interests carry voting rights and participate in the profits and losses of APR LLC in the normal course of business. Dr. Reddy's contributed U.S.$. 500 (Rs. 21,859) in cash for Class B interests, which was used to acquire intellectual property rights. Class B interests carry certain protective rights only.

Further, Dr. Reddy's has entered into a development and supply agreement under which Dr. Reddy's and APR LLC will collaborate in the development, marketing and sale of API and generic dosages. Under the terms of the agreement, Dr. Reddy's is committed to fund the entire research and development of API. This amount is repayable by APR LLC upon successful commercialization of the product. Under this agreement, the Company has paid U.S.$. 900 (Rs. 39,346), U.S.$. Nil (Rs. Nil) and U.S.$. 501 (Rs. 21,774) during the years ended March 31, 2005, 2006 and 2007 respectively to fund ongoing research and development.

The Company has evaluated this transaction and believes that APR LLC meets the criteria to be a variable interest entity and that the Company, being the primary beneficiary, is required to consolidate APR LLC under the requirements of FIN 46R. Accordingly, on January 30, 2004, the Company recorded the net assets to the non-controlling interest at a fair value of U.S.$. 900 (Rs. 39,346). The creditors of APR LLC do not have any recourse to the general credit of the Company, the primary beneficiary. There are no consolidated assets that are collatoral for APR LLC's obligations.

18. FINANCIAL INSTRUMENTS

Concentration of risk: Financial instruments that potentially subject the Company to concentrations of credit risk consist principally of cash equivalents, accounts receivable, investment securities and marketable securities. The Company's cash resources are invested with financial institutions with high investment grade credit ratings. Limits have been established by the Company as to the maximum amount of cash that may be invested with any such single entity. To reduce credit risk, the Company performs ongoing credit evaluations of customers.

Derivative financial instruments: The Company enters into certain forward foreign exchange contracts and certain derivative arrangements where the counterparty is generally a bank. The Company does not consider the risk of non-performance by the counterparty to be significant.

The following table presents the aggregate contracted principal amounts of the Company's derivative financial instruments outstanding:

	2006	2007
Forward exchange contracts (U.S.$. – Rs.) (sell)	U.S.$. 105,000	U.S.$. 397,500
Forward exchange contracts (U.S.$. – Rs.) (buy)	U.S.$. 79,500	–
Cross currency option contracts (EUR/U.S.$.)	–	EUR 30,000
Forwards exchange contracts (EUR / U.S.$.) (sell)	EUR 36,000	EUR 11,000
Interest rate swap	EUR 75,000	–

The foreign forward exchange contracts mature between one to twelve months.

19. RESEARCH AND DEVELOPMENT ARRANGEMENTS

The Company undertakes a significant portion of the research and development activities relating to drug discovery through its research facilities located in the United States and India. The Company under an existing arrangement also undertakes research and development activities through the Research Foundation, a special purpose entity, organized as a Section 25 company under the Indian Companies Act, to avail certain tax benefits under the Indian Income Tax Rules. At present, the Research Foundation does not undertake research and development activity for any other entity. The operations of the Research Foundation are funded by the Company and as a result this entity has been consolidated in the financial statements. The Company has the first right to use the intellectual property rights relating to patents, copyrights, trademarks and know-how discovered or developed by the Research Foundation.

During the fiscal year ended March 31, 2005, the Company entered into an agreement with I-VEN Pharma Capital Limited ("I-VEN") for the joint development and commercialization of generic drug products. As per the terms of the agreement, I-VEN will have the right to fund up to fifty percent of the project costs (development, registration and legal costs) related to these products and the related U.S. Abbreviated New Drug Applications ("ANDA") filed or to be filed in the fiscal years ended March 31, 2005 and March 31, 2006, subject to a maximum contribution of U.S.$. 56,000. The terms of the arrangement do not require the Company to repay the funds or purchase I-VEN's interest in the event that the Company is not able to develop or commercialize one or more of the products subject to this agreement. However, upon successful commercialization of these products, the Company will pay I-VEN a royalty on net sales at agreed rates for a period of 5 years from the date of commercialization of each product. The first tranche advanced by I-VEN of Rs. 985,388 (U.S.$. 22,500) was received on March 28, 2005.

The amount received from I-VEN has been treated as an advance and is being recognized in the income statement as a credit to research and development expenses upon completion of specific milestones as detailed in the agreement. A milestone (i.e. a product filing as per the terms of the agreement) will be completed once the appropriate ANDA has been submitted to the U.S. FDA. Achievement of a milestone entitles the Company to take a credit to the research and development expenses in a fixed amount equal to I-VEN's share of the research and development costs of the product, which share varies depending on whether the ANDA is a Paragraph III or Paragraph IV filing. During the year ended March 31, 2007, an amendment agreement has been signed between the parties to reflect a change in the product portfilio and the royalty rate. The Company has reduced Rs. 96,239, Rs. 384,488 and Rs. 452,763 from research and development expenses during the years ended March 31, 2005, 2006 and 2007 respectively.

20. BORROWINGS FROM BANKS

The Company had a line of credit of Rs. 10,760,000 and Rs. 14,723,000 as of March 31, 2006 and 2007 respectively from its bankers for working capital requirements. The line of credit is renewable annually. The Company has an option to draw down the balance of the line of credit based on its requirements.

An interest rate profile of borrowings from banks are given below:

	2005	2006	2007
Rupee borrowings	10.25%	10.5%	9%
Foreign currency borrowings	Libor + 65 bps	Libor + 65 bps	Libor + 60 bps

21. LONG-TERM DEBT

Long-term debt consists of the following:

	2006	2007
Rupee term loan	Rs. 25,145	Rs. 19,225
Euro loan	21,602,000	21,269,514
Obligation under capital lease	235,748	252,510
	21,862,893	**21,541,249**
Less: Current portion		
Rupee term loan	5,920	5,920
Euro loan	900,083	3,658,691
Obligation under capital lease	19,758	5,655
	925,761	**3,670,266**
Non Current Portion		
Rupee term loan	19,225	13,305
Euro Loan	20,701,917	17,610,823
Obligation under capital lease	215,900	246,855
	Rs. 20,937,132	**Rs. 17,870,983**

Rupee term loan represents a loan from Indian Renewable Energy Development Agency Limited which is secured by way of hypothecation of specific movable assets pertaining to the Company's solar grid interactive power plant located in Bachupally, Hyderabad.

Euro loan represents a loan originally received from Citibank, N.A., Hong Kong to fund the acquisition of erstwhile beta Holding GmbH in March 2006.

During the year, the Rs. 21,602,000 (Euro 400 million) loan prefunded by Citibank Hong Kong was syndicated into a non recourse loan of Rs. 5,787,000 (Euro 100 million), with Reddy Holding GmbH as the borrower and a recourse loan of Rs. 15,482,514 (Euro 268 million), with Lacock Holding Limited as the borrower guaranteed by the Company and its wholly owned subsidiaries, OOO DRL, DRLI and DRL U.K.. As part of the syndication process, an amount of Rs. 1,882,620 (Euro 32 million) was repaid to Citibank.

Further the Company is also subject to certain financial covenants under both recourse and non recourse loan, which includes maintenance of financial ratios as defined in the respective facilities agreement. Such financial ratio requirements include (a) Consolidated net debt to consolidated EBITDA, (b) Consolidated EBITDA to consolidated interest expenses and c) Total debt to consolidated net worth.

As of March 31, 2007, the Company was in compliance with such financial covenants.

An interest rate profile of long-term debt is given below:

	2005	2006	2007
Foreign currency loan notes	4.8 %	-	–
Rupee term loan	2%	2%	–
Euro loan	–	EURIBOR + 150 bps	EURIBOR+ 70 bps–200bps

A maturity profile of the long-term debt outstanding as of March 31, 2007 is as follows:

2008	5,920	3,658,691	5,655	3,670,266
2009	5,920	2,314,612	6,022	2,326,554
2010	5,920	3,861,416	6,412	3,873,748
2011	1,465	4,595,242	6,828	4,603,535
2012	–	6,839,553	7,270	6,846,823
Thereafter	–	–	220,323	220,323
	Rs. 19,225	**Rs. 21,269,514**	**Rs. 252,510**	**Rs. 21,541,249**

The fair value of outstanding payments on the Rupee term loan were Rs. 19,953 and Rs. 16,562 as of March 31, 2006 and 2007. The fair value of outstanding payments on the Euro loans were Rs. 21,269,514 as of March 31, 2007.

22. SHAREHOLDERS EQUITY

Equity shares and dividend

The Company presently has only one class of equity shares. For all matters submitted to vote in the shareholders meeting, every holder of equity shares, as reflected in the records of the Company on the date of the shareholders meeting shall have one vote in respect of each share held.

Indian statutes mandate that the dividends shall be declared out of the distributable profits only after the transfer of up to 10% of net income computed in accordance with current regulations to a general reserve. Should the Company declare and pay dividends, such dividends will be paid in Indian rupees to each holder of equity shares in proportion to the number of shares held by him to the total equity shares outstanding as on that date. Indian statutes on foreign exchange govern the remittance of dividend outside India.

In the event of liquidation of the affairs of the Company, all preferential amounts, if any, shall be discharged by the Company. The remaining assets of the Company, after such discharge, shall be distributed to the holders of equity shares in proportion to the number of shares held by them.

Dividends on common stock are recorded as a liability at the point of their approval by the shareholders in the annual general meeting. The shareholders approved and the Company paid dividends (including dividend tax) of Rs. 431,615, Rs. 436,368 and Rs. 437,497 during the years ended March 31, 2005, 2006 and 2007 respectively. The dividend per share was Rs. 5.00, Rs. 5.00 and Rs. 3.75 during the years ended March 31, 2005, 2006 and 2007 respectively.

During the year ended March 31, 2007 the shareholders of the Company approved a one-for-one stock dividend on the equity shares of the Company. Consquently, the authorized share capital of the Company was increased from Rs. 500,000 as of March 31, 2006 to Rs. 1,000,000 effective July 28, 2006. The stock dividend had the effect of a stock split with one additional share being issued for every share held. The additional share of common stock was distributed on August 30, 2006 to shareholders with a record date of August 29, 2006.

The information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the consolidated financial statements and notes to the consolidated financial statements for all periods presented., except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e. Rs. 5 per option).

23. DEFERRED REVENUE

The Company had entered into an agreement with Novartis Pharma AG ("Novartis"), whereby it agreed to provide Novartis with an exclusive license to develop, promote, distribute, market and sell certain products to be further developed into drugs for the treatment of specified diseases. Pursuant to the terms of the agreement, during the fiscal year ended March 31, 2002, the Company received Rs. 235,550 (U.S.$. 5,000) as an up-front license fee. As the up-front license fee did not represent the culmination of a separate earning process, the up-front license fee had been deferred to be recognized in accordance with the Company's accounting policy proportionately upon the receipt of stated milestones payments. The agreement with Novartis for the further development of the compound expired on May 30, 2004 and Novartis has determined to discontinue further development and, accordingly, the Company recognized the entire amount of deferred revenue of Rs. 235,550 (U.S.$. 5,000) as license fees during the fiscal year ended March 31, 2005.

The Company had entered into a licensing arrangement with Novo Nordisk A/S in February 1997, whereby the Company had licensed two molecule compounds for further development and conducting clinical trials. Under the arrangement, the Company received a non-refundable upfront license fee upon signing of the agreement and was also entitled to receive certain additional non-refundable payments upon the achievement of certain defined milestones. As of March 31, 2004, the Company had unamortized non-refundable upfront license fees of Rs. 52,832 (U.S.$. 1,273) on account of the second molecule compound. On October 22, 2004, Novo Nordisk announced that it had suspended clinical trials on both compounds due to unsatisfactory results. Accordingly, the Company has recognized the entire amount of deferred revenue of Rs. 52,832 (U.S.$. 1,273) as license fees during the fiscal year ended March 31, 2005.

The Company has entered into certain dossier sales, licensing and supply arrangements in Europe and Japan. These arrangements include certain performance obligations and based on an evaluation that these obligations are not inconsequential or perfunctory, the Company has deferred the upfront payments received towards these arrangements. These amounts will be recognized in the income statement in the period in which the Company completes all its performance obligations.

Upon completion of all its performance obligation for some of the contracts, the Company recognized an amount of Rs. 7,355, Rs. 47,521 and Rs. 27,542 in the income statement during the years ended March 31, 2005, 2006 and 2007 respectively. The balance amounts aggregating Rs. 56,466 and Rs. 86,302 as of March 31, 2006 and 2007 respectively, represent the deferred revenue relating to these arrangements.

24. EMPLOYEE STOCK INCENTIVE PLANS

Dr. Reddy's Employees Stock Option Scheme, 2002 ("the 2002 Plan"):

The Company instituted the 2002 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on September 24, 2001. The 2002 Plan covers all non promoter Directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as "eligible employees"). Under the 2002 Plan, the Compensation Committee of the Board ("the Compensation Committee") shall administer the 2002 Plan and grant stock options to eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

The 2002 Plan was amended on July 28, 2004 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 1,721,700 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 573,778 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The 2002 Plan was further amended on July 27, 2005 at the Annual General Meeting of shareholders to provide for stock option grants in two categories:

Category A: 300,000 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the fair market value of the underlying equity shares on the date of grant; and

Category B: 1,995,478 stock options out of the total of 2,295,478 reserved for grant of options having an exercise price equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

The fair market value of a share on each grant date falling under Category A above is defined as the average closing price for 30 days prior to the grant in the stock exchange where there is highest trading volume during that period. Notwithstanding the foregoing, the Compensation Committee may, after obtaining the approval of the shareholders in the annual general meeting, grant options with a per share exercise price other than fair market value and par value of the equity shares.

After the stock dividend, the 2002 Plan provide for stock option grants in two categories as follows:

PARTICULARS	NUMBER OF OPTIONS GRANTED UNDER CATEGORY A	NUMBER OF OPTIONS GRANTED UNDER CATEGORY B	TOTAL
Options earmarked under original Plan	300,000	1,995,478	2,295,478
Options exercised till stock dividend date (A)	94,061	147,793	241,854
Balance shares that can be allotted on exercise of options (B)	205,939	1,847,685	2,053,624
Options arising from stock dividend (C)	205,939	1,847,685	2,053,624
Options earmarked after stock dividend (A+B+C)	505,939	3,843,163	4,349,102

Stock option activity under the 2002 Plan in the two categories of options (i.e. fair market value and par value options) was as follows:

CATEGORY A – FAIR MARKET VALUE OPTIONS

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	1,822,076	Rs. 441.50–698.00	Rs. 484.48	66
Granted during the year	933,000	373.50–442.50	436.41	82
Expired / forfeited during the year	(705,314)	382.50–531.51	459.42	-
Surrendered by employees during the year in exchange of Category B options	(1,451,862)	373.50–698.00	464.04	-
Exercised during the year	–	–	–	–
Outstanding at the end of the year	597,900	373.50–574.50	488.66	50
Exercisable at the end of the year	377,076	Rs. 441.50–574.50	Rs. 498.27	35

CATEGORY A – FAIR MARKET VALUE OPTIONS

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	597,900	Rs. 373.50-574.50	Rs. 488.66	50
Granted during the year	65,000	362.50	362.50	81
Expired / forfeited during the year	(93,400)	362.50-574.50	472.18	–
Surrendered by employees during the year	(180,000)	488.65-531.51	517.23	–
Exercised during the year	(155,000)	441.50-488.65	471.92	–
Outstanding at the end of the year	234,500	362.50-531.51	439.43	64
Exercisable at the end of the year	75,764	Rs. 362.50-531.51	Rs. 471.93	45

CATEGORY A – FAIR MARKET VALUE OPTIONS

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	234,500	362.50-531.51	439.43	64
Granted during the year	–	–	–	–
Expired / forfeited during the year	(11,600)	441.50-574.50	527.80	–
Exercised during the year	(31,320)	441.50-531.51	477.40	–
Outstanding at the end of the year	191,580	362.50-531.51	427.90	54
Exercisable at the end of the year	103,680	Rs. 362.50-531.51	Rs. 447.58	38

CATEGORY B – PAR VALUE OPTIONS

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	–	–	–	–
Granted during the year				
In exchange for Category A surrendered options	561,746	Rs. 5	Rs. 5	84
New options	205,300	5	5	84
Forfeited during the year	(7,948)	5	5	–
Exercised during the year	–	–	–	–
Outstanding at the end of the year	759,098	Rs. 5	Rs. 5	84
Exercisable at the end of the year	–	–	–	–

CATEGORY B – PAR VALUE OPTIONS

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	759,098	Rs. 5	Rs. 5	84
Granted during the year	433,720	5	5	81
Forfeited during the year	(266,608)	5	5	–
Exercised during the year	(196,242)	5	5	–
Outstanding at the end of the year	729,968	5	5	81
Exercisable at the end of the year	36,272	Rs. 5	Rs. 5	59

CATEGORY B – PAR VALUE OPTIONS

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	729,968	Rs. 5	Rs. 5	81
Granted during the year	427,060	5	5	81
Forfeited during the year	(76,056)	5	5	-
Exercised during the year	(191,720)	5	5	-
Outstanding at the end of the year	889,252	5	5	77
Exercisable at the end of the year	43,256	Rs. 5	Rs. 5	51

The weighted average grant date fair value of options granted under the 2002 Plan at fair market value during the years ended March 31, 2005 and 2006 was Rs. 377.60 and Rs. 293.42 respectively. The weighted average grant date fair value for options granted under the 2002 Plan at par value during the years ended March 31, 2005, 2006 and March 31, 2007 was Rs. 707.40, Rs. 705.88 and Rs. 575.36 respectively.

Dr. Reddy's Employees ADR Stock Option Scheme-2007 ("the 2007 Plan"):

The Company instituted the 2007 Plan for all eligible employees in pursuance of the special resolution approved by the shareholders in the Annual General Meeting held on July 27, 2005. The 2007 Plan came into effect on approval of the Board of Directors on January 22, 2007. The 2007 Plan covers all non promoter Directors and employees of Dr. Reddy's and its subsidiaries (collectively referred to as "eligible employees"). Under the 2007 Plan, the Compensation Committee of the Board ("the Compensation Committee") shall administer the 2007 Plan and grant stock options to eligible employees. The Compensation Committee shall determine the employees eligible for receiving the options, the number of options to be granted, the exercise price, the vesting period and the exercise period. The vesting period is determined for all options issued on the date of the grant.

No options were granted under this plan during the year ended March 31, 2007.

Aurigene Discovery Technologies Limited Employee Stock Option Plan (the "Aurigene ESOP Plan"):

In fiscal 2004, Aurigene Discovery Technologies Limited ("Aurigene"), a consolidated subsidiary, adopted the Aurigene ESOP Plan to provide for issuance of stock options to employees. Aurigene has reserved 4,550,000 of its ordinary shares for issuance under this plan. Under the Aurigene ESOP Plan, stock options may be granted at a price per share as may be determined by the Compensation Committee. The options vest at the end of three years from the date of grant of option.

Stock option activity under the Aurigene ESOP Plan was as follows:

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	169,188	Rs. 10	Rs. 10	65
Granted during the year	342,381	10	10	61
Expired / forfeited during the year	(314,391)	10	10	-
Outstanding at the end of the year	197,178	Rs. 10	Rs. 10	59
Exercisable at the end of the year	-	-	-	-

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	197,178	Rs. 10	Rs. 10	59
Granted during the year	500,000	10	10	70
Expired / forfeited during the year	(168,271)	10	10	-
Outstanding at the end of the year	528,907	Rs. 10	Rs. 10	67
Exercisable at the end of the year	-	-	-	-

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	528,907	Rs. 10	Rs. 10	67
Granted during the year	910,786	10	10	66
Expired / forfeited during the year	(256,110)	10	10	–
Outstanding at the end of the year	1,183,583	10	10	62
Exercisable at the end of the year	7,470	Rs. 10	Rs. 10	28

The weighted average grant date fair value for options granted under the Aurigene ESOP Plan during the years ended March 31, 2005, 2006 and March 31, 2007 was Rs. 4.29, Rs. 4.01 and Rs. 3.11 respectively.

Aurigene Discovery Technologies Limited Management Group Stock Grant Plan ("the Management Plan"):

In fiscal 2004, Aurigene adopted the Management Plan to provide for issuance of stock options to the management employees of Aurigene and its subsidiary Aurigene Discovery Technologies Inc. Aurigene has reserved 2,950,000 ordinary shares for issuance under this plan. Under the Management Plan, stock options may be granted at a price per share as may be determined by Aurigene's compensation committee. The options vest on the date of grant of the options.

Stock option activity under the Management Plan was as follows:

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	616,666	Rs. 10	Rs. 10	77
Granted during the year	616,667	10	10	73
Expired during the year	(1,133,333)	10	10	–
Outstanding at the end of the year	100,000	10	10	65
Exercisable at the end of the year	100,000	Rs. 10	Rs. 10	65

PARTICULARS	SHARES ARISING OUT OF OPTIONS	RANGE OF EXERCISE PRICES	WEIGHTED-AVERAGE EXERCISE PRICE	WEIGHTED-AVERAGE REMAINING CONTRACTUAL LIFE (MONTHS)
Outstanding at the beginning of the year	100,000	Rs. 10	Rs. 10	65
Granted during the year	–	–	–	–
Expired during the year	(100,000)	Rs. 10	Rs. 10	–
Outstanding at the end of the year	–	–	–	–
Exercisable at the end of the year	–	–	–	–

No options were granted during the year ended March 31, 2007 under the Aurigene Management Plan. As of March 31, 2007, there were no outstanding stock options under the Management Plan.

The weighted average grant date fair value for options granted under the Aurigene Management Plan during the fiscal year ended March 31, 2005 was Rs. 3.76.

25. ALLOWANCES FOR SALES RETURNS

Product sales are net of allowances for sales returns. The activity in the allowance for sales returns is given below:

	2005	2006	2007
Balance at the beginning of the year	Rs. 99,919	Rs. 95,123	Rs. 168,356
Acquired during the year	–	51,251	–
Additional provision	105,245	239,462	1,325,981
Sales returns charged to the provision	(110,041)	(217,480)	(747,319)
Balance at the end of the year	**Rs. 95,123**	**Rs. 168,356**	**Rs. 747,018**

26. OTHER OPERATING (INCOME)/ EXPENSE, NET

Other operating (income)/ expense consists of the following:

	2005	2006	2007
Gain on sale of property, plant and equipment	Rs. (1,810)	Rs. (320,361)	Rs. (67,039)
Loss on sale of subsidiary interest	8,122	–	–
Other	(343)	–	–
	Rs. 5,969	**Rs. (320,361)**	**Rs. (67,039)**

The above profit on sale of property, plant and equipment for the fiscal year 2006 includes an amount of Rs. 387,337 on account of sale of one of the manufacturing facilities of the Company in Goa

27. OTHER (EXPENSE)/INCOME, NET

Other (expense)/ income consists of the following:

	2005	2006	2007
Interest expense	Rs. (103,027)	Rs. (298,603)	Rs. (1,575,408)
Interest income	374,928	717,410	520,709
Gain / (loss) on sale of available for sale securities, net	64,997	(3,924)	869
Other	117,339	118,723	392,348
	Rs. 454,237	**Rs. 533,606**	**Rs. (661,482)**

28. PROFIT SHARE ARRANGEMENTS

In January 2006, the Company entered into an agreement with Merck & Co., Inc. ("Merck"), allowing it to distribute and sell generic versions of finasteride tablets 5 mg and simvastatin tablets 10 mg, 20mg, 40mg, 80mg (sold by Merck under the brand names Proscar® and Zocor®), upon the expiration of Merck's patents covering these products, provided that another company obtains 180-day exclusivity after the expiration of the patents for either product. Subsequent to Company's entering into this agreement, the patents for both of these products expired and other companies obtained 180-day exclusivity, allowing the Company to launch the authorized generics products. Accordingly, the Company launched these products in June 2006. Under the agreement, the Company procures the products from Merck at specified rates and sells it to its customers. Further, as per the terms of the agreement, the Company pays Merck an additional profit share computed based on a pre determined formula. During the year ended March 31, 2007, the Company recorded net revenues of Rs. 15,812,830 as the sale of authorized generic versions of Proscar® and Zocor®.

29. SHIPPING COSTS

Selling, general and administrative expenses include shipping and handling costs of Rs. 642,508, Rs. 823,883 and Rs. 1,233,308 for the years ended March 31, 2005, 2006 and 2007 respectively.

30. INCOME TAXES

Income taxes consist of the following:

	2005	2006	2007
Pre-tax income			
Domestic	Rs. 562,343	Rs. 2,144,176	Rs. 11,584,770
Foreign	(455,314)	(256,853)	(1,084,495)
	Rs. 107,029	**Rs. 1,887,323**	**Rs. 10,500,275**
Income tax benefit / (expense) attributable to continuing operations:			
Current taxes:			
Domestic	Rs. (250)	Rs. (279,466)	Rs. (1,589,571)
Foreign	(1,053)	(34,081)	(690,963)
	(1,303)	**(313,547)**	**(2,280,534)**
Deferred taxes:			
Domestic	190,087	(48,503)	47,392
Foreign	(94,507)	103,660	1,056,[illegible]06
	95,580	**55,157**	**1,103,598**
	Rs. 94,277	**Rs. (258,390)**	**(1,176,936)**
Deferred tax benefit / (expense) attributable to other comprehensive income.	**Rs. 5,206**	**Rs. 35,079**	**Rs. 20,146**

The reported income tax expense differed from amounts computed by applying the enacted tax rates to income / (loss) before income taxes as a result of the following:

	2005	2006	2007
Income before income taxes and minority interest	Rs. 107,029	Rs. 1,887,323	Rs. 10,500,275
Enacted tax rate in India	36.5925%	33.66%	33.66%
Computed expected tax benefit / (expense)	**Rs. (39,164)**	**Rs. (635,272)**	**Rs. (3,534,393)**
Effect of:			
Differences between Indian and foreign tax rates	13,362	(8,546)	79,056
Valuation allowance	(254,243)	(142,206)	99,564
In-process technology written-off	(110,771)	-	-
Expenses not deductible for tax purposes	(36,552)	(67,403)	(70,951)
ESOP cost not deductible for tax purpose	(52,694)	(54,614)	(22,391)
Interest expenses not deductible for tax purpose	-	-	(293,205)
Income exempt from income taxes	333,310	538,151	2,100,801
Foreign exchange (loss) / gain	(5,300)	8,335	10,871
Incremental deduction allowed for research and development expenses	254,245	166,308	390,097
Indexation of capital assets	8,275	1,413	1,828
Tax rate change	(9,466)	12,534	55,755
Minimum alternate tax	(3,910)	(3,019)	(2,108)
Resolution of prior period tax matters	-	(73,970)	-
Others	(2,815)	(101)	8,140
Income tax benefit / (expense)	**Rs. 94,277**	**Rs. (258,390)**	**Rs. (1,176,936)**

The Company benefits from certain significant tax incentives provided to 100% export oriented units and units located in certain specified backward areas under the Indian tax laws.

These incentives presently pertain to an exemption from payment of Indian corporate income taxes for a period of ten consecutive years of operations, beginning from the financial year when the unit commenced operations. The Government of India has amended the tax incentives available to eligible units with effect from April 1, 2006, to limit the exemption to 90% of the income derived by the undertaking. Such tax holiday on all facilities expires on March 31, 2009.

The tax effects of significant temporary differences that resulted in deferred tax assets and liabilities and a description of the items that create these differences is given below:

	2006	2007
Deferred tax assets		
Inventory	47,407	154,735
Deferred revenue	7,957	3,508
Minimum alternate tax	140,400	-
Accounts payable	47,655	47,445
Investments	169,737	192,028
Operating loss carry-forward	1,320,961	985,753
Capital loss carry forward	44,622	44,622
Expenses deferred for tax purposes		
Research and development expenses	47,787	47,738
Employee costs	34,062	(35,746)
Legal costs	33,269	11,899
Start-up costs	37,460	35,464
Others	15,464	52,564
Liability for pension budget on initial adoption of SFAS 158	-	20,019
Stock based compensation	-	9,261
Other current liabilities	179,178	287,964
	2,125,959	**1,857,254**
Less: Valuation allowance	(923,598)	(824,034)
Deferred tax assets	**1,202,361**	**1,033,220**
Deferred tax liabilities		
Property, plant and equipment	(824,174)	(828,196)
Intangible assets	(6,425,661)	(7,233,314)
Investment securities	(12,964)	(12,964)
Others	(162,691)	(113,875)
Deferred tax liabilities	**(7,425,490)**	**(8,188,349)**
Net deferred tax assets / (liabilities)	(6,223,129)	(7,155,129)
Deferred charges	50,705	156,693
	Rs. (6,172,424)	**Rs. (6,998,436)**

In assessing the realizability of deferred tax assets, management considers whether it is more likely than not that some portion or all of the deferred tax assets will not be realized. The ultimate realization of the deferred tax assets and tax loss carry forwards is dependent upon the generation of future taxable income during the periods in which the temporary differences become deductible. Management considers the scheduled reversal of the projected future taxable income and tax planning strategy in making this assessment. Based on the level of historical taxable income and projections for future taxable incomes over the periods in which the deferred tax assets are deductible, management believes that it is more likely than not the Company will realize the benefits of those deductible differences and tax loss carry forwards, net of the existing valuation allowances. The amount of the deferred tax assets considered realizable, however, could be reduced in the near term if estimates of future taxable income are reduced.

Operating loss carry forward comprises business losses and unabsorbed depreciation. The period for which such losses can be carried forward differs from five years to indefinite.

The Company has during the year, set up a full valuation allowance against the deferred tax asset on account of tax effect of operating and capital losses carry forward and other net deferred tax assets of RNBV, RBL, RCSA, DRSA, DRFBL and others amounting to Rs. 354,748.

Valuation allowance has been created with regard to operating losses arising out of RPISA and RPISPA amounting to Rs. 1,793 and Rs. 27,357 respectively, as the management based on future profit projections believes that the likelihood of not realizing these deferred tax assets is more likely than not.

Valuation allowance has been created with regard to operating losses and other net deferred tax assets arising out of ADTL, amounting to Rs. 17,526 as this subsidiary specializes in research activities and the Company believes that the likelihood of not realizing these deferred tax assets is more likely that not.

The Company has during the year, reversed the valuation allowance created against deferred tax assets as of March 31, 2006 atr RUSTI and DRLI amounting to Rs. 24,240 and Rs. 277,620 respectively, as the management based on the future profit projections believes that the likelihood of realizing these deferred tax assets is more likely than not.

Income exempt from tax represents export earnings exempt for tax purposes and earnings derived from units set up in backward areas for which the Company is eligible for tax concessions under the local laws.

Incremental deduction allowed for research and development expenses represents tax incentive provided by the government of India for carrying out such activities.

As of March 31, 2007 the Company had operating and capital loss carry-forward of Rs. 2,978,451 that expires as follows:

2008	217,651
2009	14,576
2010	–
2011	–
2012	–
Thereafter (2013 – 2024)	832,099
Thereafter (indefinite)	1,914,125
	Rs. 2,978,451

Further, as of March 31, 2007 the Company had capital loss carry forward of Rs. 176,422 that expires on March 31, 2013 and Rs. 22,430 that expires on March 31, 2014 and the valuation allowance has been created for the same.

Undistributed earnings of the Company's foreign subsidiaries and unrecognized deferred tax liability on the same amounted to approximately Rs. 273,274, Rs. 307,012, Rs. 700,761 and Rs. 100,163, Rs. 103,340 and Rs. 235,876 as of March 31, 2005, 2006 and 2007 respectively. Such earnings are considered to be indefinitely reinvested and, taccordingly no provision for income taxes has been recorded on the undistributed earnings.

31. EARNINGS PER SHARE

A reconciliation of the equity shares used in the computation of basic and diluted earnings per equity share is set out below:

	2005	2006	2007
Basic earnings per equity share-weighted average number of equity shares outstanding	153,037,898	153,093,316	158,552,422
Effect of dilutive equivalent shares-stock options outstanding	81,704	310,530	704,054
Diluted earnings per equity share-weighted average number of equity shares outstanding	153,119,602	153,403,846	159,256,476

The information pertaining to number of shares, number of options, exercise price and earnings per share has been retroactively changed in the consolidated financial statements and notes to the consolidated financial statements for all periods presented, except for options earmarked under Category B where the exercise price is equal to the par value of the underlying equity shares (i.e., Rs. 5 per option).

32. EMPLOYEE BENEFIT PLANS

As of March 31, 2007, the Company adopted the provisions of SFAS No. 158, "Employer's Accounting for Defined Benefit Pension and other Postretirement Plans" (an amendment of FASB Statements No. 87, 88, 106 and 132(R)) which requires the Company to recognize on the balance sheet the difference between the benefit obligations and any plan assets of its defined benefit plans. In addition, the Company is required to recognize as part of its other comprehensive income/(expense), net of taxes, gains and loss due to difference between the actuarial assumptions and actual experience (actuarial gains and losses) and any effects on prior service due to plan amendments (prior service costs and credits) that arise during the period and which are not being recognized as net periodic benefit costs. The incremental impact of applying SFAS No. 158 to the Company's balance sheet as of March 31, 2007, was to reduce our total shareholder's equity by Rs. 39,036 (net of deferred taxes amounting to Rs. 20,019), primarily due to the recognition of previously unrecognized actuarial losses. The following table sets forth the incremental effect of applying SFAS No. 158 to individual line items in our balance sheet as of March 31, 2007.

	BEFORE ADOPTION OF SFAS NO. 158	ADJUSTMENTS [a]	AFTER ADOPTION OF SFAS NO. 158
Non current assets	Rs. 340,629	Rs. (65,532)	Rs. 275,097
Current liablity	2,933,077	3,026	2,936,103
Non current liablity	280,005	3,451	283,456
Deferred income taxes current	537,773	20,019	557,792
Total		Rs. (39,036)	

[a] The adoption of SFAS No. 158 impacted the subtotals on the balance sheet, including Total assets, Total current liablities, Total liablitites and Total Stockholder's equity.

Amounts recognized in the accumulated other comprehensive income for all defined benefit plans consist of:

Net actuarial loss	Rs. 39,036
	Rs. 39,036

Gratuity benefits: In accordance with applicable Indian laws, the Company provides for gratuity, a defined benefit retirement plan (the "Gratuity Plan") covering certain categories of employees. The Gratuity Plan provides a lump sum payment to vested employees, at retirement or termination of employment, an amount based on the respective employee's last drawn salary and the years of employment with the Company. Effective September 1, 1999, the Company established Dr. Reddy's Laboratories Gratuity Fund (the "Gratuity Fund"). Liabilities with regard to the Gratuity Plan are determined by an actuarial valuation, based upon which the Company makes contributions to the Gratuity Fund. Trustees administer the contributions made to the Gratuity Fund. The amounts contributed to the Gratuity Fund are invested in specific securities as mandated by law and generally consist of federal and state government bonds and the debt instruments of government-owned corporations.

The following table sets out the funded status of the Gratuity Plan and the amounts recognized in the Company's financial statements:

	2006	2007
Change in the benefit obligations		
Projected Benefit Obligations (PBO) at the beginning of the year	Rs. 200,039	Rs. 208,036
Service cost	26,926	27,097
Interest cost	15,255	15,890
Actuarial (gain)/ loss-experience adjustments	(14,384)	24,567
Actuarial (gain)/loss-assumption adjustments	-	(25,718)
Benefits paid	(19,800)	(22,220)
PBO at the end of the year	**Rs. 208,036**	**Rs. 227,652**
Change in plan assets		
Fair value of plan assets at the beginning of the year	Rs. 127,122	Rs. 220,270
Actual return on plan assets	11,066	16,796
Employer contributions	101,882	21,477
Benefits paid	(19,800)	(22,218)
Plan assets at the end of the year	**Rs. 220,270**	**Rs. 236,325**
Funded status	**Rs. 12,234**	**Rs. 8,673**
Unrecognized actuarial loss	68,560	-
Unrecognized transitional obligation	-	-
Net amount recognized	**Rs. 80,794**	**Rs. 8,673**

Amounts recognized in the statement of financial position consist of:

	2006	2007
Non current asset	Rs. 85,991	Rs. 11,131
Current liability	(5,197)	(120)
Non current liability	-	(2,338)
Net amount recognized	**Rs. 80,794**	**Rs. 8,673**

The accumulated benefit obligation for the Gratuity Plan was Rs. 112,873 and Rs. 140,883 as at March 31, 2006 and 2007 respectively.

Components of net periodic benefit cost:

	2005	2006	2007
Service cost	Rs. 20,379	Rs. 26,926	Rs. 27,097
Interest cost	10,217	15,255	15,890
Expected return on plan assets	(10,468)	(9,211)	(16,193)
Amortization of transition obligation / (assets)	770	12,146	-
Recognized net actuarial (gain) / loss	288	7,215	4,725
Net amount recognized	Rs. 21,186	Rs. 52,331	Rs. 31,519

notes to the consolidated financial statements

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Gratuity Plan are:

Weighted-average assumptions used to determine benefit obligations:

	2006	2007
Discount rate	8.0%	9.75%
Rate of compensation increase	8% per annum for first 5 years and 6% per annum thereafter	8% to 10% per annum for first 5 years and 6% per annum thereafter.

Weighted-average assumptions used to determine net periodic benefit cost:

	2005	2006	2007
Discount rate	8.0%	8.0%	8.0%
Rate of compensation increase	7.0%	8.0% per annum for first 5 years and 6.0% per annum thereafter	8% per annum for first 5 years and 6% per annum thereafter
Expected long-term return on plan assets	7.5%	7.5%	7.5%

The expected long-term return on plan assets is based on the expectation of the average long-term rate of return expected to prevail over the next 15 to 20 years on the types of investments prescribed as per the statutory pattern of investment.

Plan assets: The Company's gratuity plan weighted-average asset allocations at March 31, 2005 and 2006, by asset category are as follows:

	2006	2007
Debt securities	63%	8%
Funds managed by insurers	37%	91%
Others	-	1%

Contributions: The Company expects to contribute Rs. 10,120 to its gratuity plan during the year ending March 31, 2008.

Estimated future benefit payments: The following benefit payments are expected to be paid:

2008	Rs. 32,329
2009	32,493
2010	33,094
2011	35,528
2012	48,075
2012-2013 to 2016-2017	Rs. 244,424

Superannuation benefits: Apart from being covered under the Gratuity Plan described above, the senior officers of the Company also participate in a superannuation, a defined contribution plan administered by the LIC. The Company makes annual contributions based on a specified percentage of each covered employee's salary. The Company has no further obligations under the plan beyond its annual contributions. The Company contributed Rs. 26,994, Rs. 24,832 and Rs. 27,965 to the superannuation plan during the years ended March 31, 2005, 2006 and 2007 respectively.

Provident fund benefits: In addition to the above benefits, all employees receive benefits from a provident fund, a defined contribution plan. Both the employee and employer each make monthly contributions to the plan each equal to 12% of the covered employee's salary. The Company has no further obligations under the plan beyond its monthly contributions. The Company contributed Rs. 64,223, Rs. 64,443 and Rs. 75,524 to the provident fund plan during the years ended March 31, 2005, 2006 and 2007 respectively.

Pension plan: All the employees of Falcon are governed by a Defined Benefit Plan in the form of pension plan. The pension plan provides a payment to vested employees at retirement or termination of their employment. This payment is based on the employee's integrated salary and is paid in the form of a monthly pension over a period of 20 years computed based on a predefined formula. Liabilities with regard to the pension plan are determined by an actuarial valuation, based upon which the Company makes contributions to the pension plan fund. This fund is administered by a third party who is provided guidance by a technical committee formed by senior employees of the Company.

The following table sets out the funded status of the Falcon pension plan and the amounts recognized in the Company's financial statements:

	2006	2007
Projected Benefit Obligations (PBO) at beginning of year	Rs. 275,001	Rs. 285,939
Service cost	4,173	17,718
Interest cost	3,490	15,120
Curtailment/settlement effect	–	17,677
Actuarial (gain) / loss	892	6,880
Benefits paid	–	(66,355)
Inflationary effect over initial balance	2,383	3,742
PBO at the end of the year	**Rs. 285,939**	**Rs. 280,721**
Change in plan assets		
Fair value of plan assets at the beginning of the year	246,173	251,254
Actual return on plan assets	2,947	51,054
Employer contributions	–	12,203
Benefits paid	–	(40,812)
Inflationary effect over initial balance	2,134	2,180
Plan assets at the end of the year	**Rs. 251,254**	**Rs. 275,879**
Funded status	(34,685)	(4,842)
Unrecognized net transition obligation / (asset)	–	–
Unrecognized actuarial gain	(711)	–
Net amount recognized	**Rs. (35,396)**	**Rs. (4,842)**

Amounts recognized in the statement of financial position consist of:

	2006	2007
Net amount recognized	**Rs. (35,396)**	**Rs. (4,842)**

Components of net periodic benefit cost:

	2006	2007
Service cost	Rs. 4,137	Rs. 16,382
Interest cost	3,460	13,979
Expected return on plan assets	(3,725)	(14,755)
Unrecognized net transition obligation / (asset)	–	4,169
Unrecognized net (gain) / loss	–	(150)
Cost price inflation index adjustment over net periodic pension cost	43	826
Net periodic pension cost adjusted by cost price inflation index	Rs. 3,915	Rs. 20,451
SFAS No. 88 cost/(income) adjusted by CPI	–	16,118
	Rs. 3,915	**Rs. 36,569**

Summary of the actuarial assumptions: The actuarial assumptions used in accounting for the Falcon pension plan are:

Weighted-average assumptions used to determine benefit obligations:

	2006	2007
Discount rate	5.25%	5.00%
Rate of compensation increase	0.75%	1.00%

Weighted-average assumptions used to determine net periodic benefit cost:

	2006	2007
Discount rate	5.25%	5.25%
Rate of compensation increase	2.00%	0.75%
Expected long-term return on plan assets	7.75%	6.25%
Inflation rate of fiscal year	0.87%	4.21%

Plan assets: The Company's pension plan weighted-average asset allocations , by asset category are as follows:

Equity	24%
Debt	76%

Estimated future benefit payments: The following benefit payments, which reflect expected future service, as appropriate, are expected to be paid:

2008	Rs. 26,628
2009	27,037
2010	23,764
2011	25,464
2012	23,748
2013 to 2018	140,385

33. RELATED PARTY TRANSACTIONS

The Company has entered into transactions with the following related parties:

- Diana Hotels Limited for availing hotel services
- AR Chlorides for availing processing services of raw materials and intermediates
- Dr. Reddy's Holdings Private Limited for purchase and sale of active pharmaceutical ingredients and intermediates
- Madras Diabetes Research Foundation for undertaking research on behalf of the Company
- Dr. Reddy's Heritage Foundation for purchase of services
- SR Enterprises for transportation services
- Manava Seva Dharma Samvardhani Trust for social contribution to which the Company has made contribution.

The Directors of the Company have either a significant ownership interest, controlling interest or exercise significant influence over these entities ("significant interest entities").

The Company has carried out transactions with its two affiliates, Perlecan Pharma and Reddy Kunshan. These transactions are in the nature of reimbursement of research and development expenses by Perlecan Pharma, payment towards research services performed by the Company for Perlecan Pharma and the purchase of active pharmacecutical ingredients by the Company from Reddy Kunshan. The Company has also entered into transactions with employees, directors of the Company and their relatives.

One of the Company's executives and U.S. general counsel (resigned during the year), is a partner of a law firm that the Company engages for provision of legal services. Legal fees paid by the Company to the concerned law firm were Rs. 468,758, Rs. 466,567 and Rs. 153,620 (till the date of his resignation) during the years ended March 31, 2005, 2006 and 2007 respectively.

The following is a summary of significant related party transactions:

	2005	2006	2007
Purchases from:			
Significant interest entities	Rs. 45,239	Rs. 182,870	Rs. 294,773
Affiliates	39,278	5,410	–
Sales to:			
Significant interest entities	1,055	32,255	–
Affiliates	–	–	139,335
Reimbursement of expenses from affiliates	–	–	372,643
Lease rental paid under cancelable operating leases to:			
Directors and their relatives	17,144	18,927	21,884
Administrative expenses paid to:			
Significant interest entities	4,649	7,401	9,227

The Company has the following amounts due from related parties:

	2006	2007
Significant interest entities	Rs. 6,084	–
Directors and their relatives	4,380	4,380
Employee loans (interest free)	7,537	2,426
Affiliates	234,541	143,136
	Rs. 252,542	**Rs. 149,942**

The Company has the following amounts due to related parties:

	2006	2007
Significant interest entities	Rs. 18,958	Rs. 871
Payable towards legal fees	131,392	–
Directors and their relatives	1,328	–
	Rs. 151,678	**Rs. 871**

As of March 31, 2007, the required repayments of employee loans are given below:

2008	Rs. 1,951
2009	313
2010	130
2011	32
2012	–
Thereafter	–
	Rs. 2,426

34. COMMITMENTS AND CONTINGENCIES

Capital Commitments: As of March 31, 2006 and 2007, the Company had committed to spend approximately Rs. 744,006 and Rs. 1,186,049 respectively, under agreements to purchase property and equipment. The amount is net of capital advances paid in respect of such purchases.

Guarantees: In accordance with the provisions of FIN 45, Guarantor's Accounting and Disclosure Requirements for Guarantees, including Indirect Guarantees of Indebtedness of Others, the Company recognizes the fair value of guarantee and indemnification arrangements issued or modified by the Company, if these arrangements are within the scope of that Interpretation. In addition, under previously existing generally accepted accounting principles, the Company continues to monitor the conditions that are subject to the guarantees and indemnifications to identify whether it is probable that a loss has occurred, and would recognize any such losses under the guarantees and indemnifications when those losses are estimable.

KRRP secured a credit facility of Rs. 32,000 from Citibank, N.A. ("Citibank"). To enhance the credit standing of Reddy Kunshan the Company issued during the fiscal year ended March 31, 2006, a corporate guarantee amounting to Rs. 45,000 in favor of Citibank. The guarantee is required to be renewed every year and the liability of the Company may arise in case of non-payment or non-performance of other obligations of Reddy Kunshan under its credit facility agreement with Citibank. As of March 31, 2007, it is not probable that the Company will be required to make payments under the guarantee. Accordingly, no liability has been accrued for a loss related to the Company's obligation under this guarantee arrangement.

Litigations / Contingencies: The Company manufactures and distributes Norfloxacin, a formulations product. Under the Drugs (Prices Control) Order, 1995 (the "DPCO"), the Government of India has the authority to designate a pharmaceutical product as a "specified product" and fix the maximum selling price for such product. In 1995, the Government of India notified Norfloxacin as a "specified product" and fixed the maximum selling price. In 1996, the Company filed a statutory Form III before the Government of India for the upward revision of the price and a legal suit in the Andhra Pradesh High Court (the "High Court") challenging the validity of the notification on the grounds that the applicable rules of the DPCO were not complied with while fixing the ceiling price. The High Court had earlier granted an interim order in favor of the Company; however it subsequently dismissed the case in April 2004. The Company filed a review petition in the High Court in April 2004 which was also dismissed by the High Court in October 2004. Subsequently, the Company appealed to the Supreme Court of India by filing a Special Leave Petition. The appeal is currently pending with the Supreme Court.

During the fiscal year ended March 31, 2006 the Company received a notice from the Government of India demanding the recovery of the price the Company charged for Norfloxacin in excess of the maximum selling price fixed by the Government of India, amounting to Rs. 284,984 including interest thereon. The Company filed a writ petition in the High Court challenging the Government of India's demand order. The High Court has admitted the writ petition and granted an interim order, however it ordered the Company to deposit 50% of the principal amount claimed by the Government of India, which amounts to Rs. 77,149. The Company deposited this amount with the Government of India on November 14, 2005 while it awaits the outcome of its appeal with the Supreme Court. The Company has provided fully against the potential liability in respect of the principal amount demanded and believes that the possibility of any liability that may arise on account of interest and penalty is remote. In the event that the Company is unsuccessful in the litigation in the Supreme Court, it will be required to remit the sale proceeds in excess of the maximum selling price to the Government of India and penalties or interest if any, the amounts of which are not readily ascertainable.

During the fiscal year ended March 31, 2003, the Central Excise Authorities of India (the "Authorities") issued a demand notice on one of the Company's vendors with regard to the assessable value of its products supplied to the Company. The Company has been named as a co-defendant in the notice. The Authorities demanded payment of Rs. 175,718 from the vendor, including a penalty of Rs. 90,359. The Authorities, through the same notice, issued a penalty claim of Rs. 70,000 against the Company. During the fiscal year ended March 31, 2005, the Authorities issued an additional notice on the vendor demanding Rs. 225,999 from the vendor, including a penalty of Rs. 51,152. The Authorities, through the same notice, issued a penalty claim of Rs. 6,500 against the Company. Further, during the fiscal year ended March 31, 2006, the Authorities issued an additional notice on the vendor demanding payment of Rs. 33,549. The Company has filed appeals against these notices. On August 31, 2006 and September 30, 2006 the Company attended the hearings conducted by the Customs, Excise and Service Tax Appellate Tribunal (the "CESTAT") on the matter. On October 31, 2006, the CESTAT passed an order in favor of the Company setting aside all of the above demands. The Authorities have a right to appeal this order in the Supreme Court within a stipulated period. The Company believes that the ultimate outcome will not have any material adverse effect on its financial position, results of operations or cash flows in any given accounting period.

In April 2006, the Company launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are generic versions of Sanofi-Aventis' ("Aventis") Allegra® tablets. The Company is currently defending patent infringement actions brought by Aventis in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two active pharmaceutical ingredients ("API") patents that are the subject matter of litigation concerning the Company's tablets. The Company has obtained summary judgment as to each of the formulation patents. In September 2005, pursuant to an agreement with Barr Pharmaceuticals, Inc., Teva Pharmaceuticals Industries Limited ("Teva") launched its fexofenadine hydrochloride 30 mg, 60 mg and 180 mg tablet products, which are AB-rated to Aventis' Allegra® tablets. Aventis has brought patent infringement actions against Teva and its API supplier in the United States District Court for the District of New Jersey. There are three formulation patents, three use patents, and two API patents at issue in the litigation and Teva has obtained summary judgment as to each of the formulation patents. On January 27, 2006, the District Court denied Aventis' motion for a preliminary injunction against Teva and its API supplier on the three use patents, finding those patents likely to be invalid, and one of the API patents, finding that patent likely to be not infringed. The issues presented during that hearing are likely to be substantially similar to those which will be presented with respect to Company's tablet products. A trial has not been scheduled. If Aventis is ultimately successful on its allegation of patent infringement, the Company could be required to pay damages related to the sales of its fexofenadine hydrochloride tablets and be prohibited from selling those products in the future.

In March 2000, Dr. Reddy's Laboratories Inc. ("DRLI"), a consolidated subsidiary, acquired 25% of its common stock held by a minority shareholder (Pharma, LLC) for a cash consideration of Rs. 1,072, which was accounted for by the purchase method. The terms of the Stock Redemption Agreement dated March 2000 and Amendment to Stock Purchase Agreement dated March 2002 also provide for contingent consideration not exceeding U.S.$. 14,000 over the next ten years based on achievement of sales of certain covered products. Such payments would be recorded as goodwill in the period in which the contingency is resolved in accordance with the consensus reached by the Emerging Issues Task Force on Issue 95-8, Accounting for Contingent Consideration Paid to the Shareholders of an Acquired Enterprise in a Purchase Business Combination. Accordingly, till date an amount of Rs. 452,725 (USD 10,415) has been paid towards such contingent consideration and recorded as goodwill on achievement of such specified milestones.

During August 2006, the Company received a letter from Pharma, LLC alleging that sales of certain products were excluded by the Company from its calculation of gross revenue in computing the amount payable to Pharma, LLC. The Company, in its response, has stated that the stated products, being the authorized generic products of the partnering innovator company, are not DRLI products and therefore fall within the definition of "excluded products". Accordingly, the Company has rejected Pharma LLC's claim for its share of consideration from sale of these products. Subsequently, in October, 2006, Pharma LLC has instituted an Arbitration Proceeding under the Redemption Agreement. Should the Company not be able to defend its position, the maximum potential estimated liability towards the claim made by Pharma LLC could upfront the payment of contingent consideration within the overall limit of U.S.$. 14,000 as mentioned above.

On April 18, 2007, the Company terminated all of its Over The Counter ("OTC") agreements with Leiner Health Products, LLC ("Leiner"). This action was taken by the Company after receiving notice that, on March 16, 2007, Leiner had been served with a list of Inspection Observations on a Form 483 from Food and Drug Administration ("FDA") inspectors and, in response thereto, on March 20, 2007, suspended all of its packaging, production and distribution of OTC Products manufactured, packaged or tested at its facilities in the United States. Under the terminated agreements, Dr. Reddy's had provided Leiner with supply of API to produce OTC products as well as a supply of finished dose tablets, and access to certain OTC products under development. The Company does not believe that this termination will have any material impact on its financial position, results of operations or cashflows in any given accounting period.

In March 2007, the patent for Fosamax (Alendronate) product which, the Company and several other companies sell in Germany was reinstated in favour of an innovator company. Betapharm has filed protective writs to prevent preliminary injunction without hearing. As of the March 31, 2007, no injunction has been granted to the innovator company. The Company based on a legal evaluation continues selling the product and believes that the patent reinstatement does not affect their ability to sell. The Company does not believe that this will have any material impact on its financial position, results of operations or cashflows in any given accounting period.

The Indian Council for Environmental Legal Action filed a writ in 1989 under Article 32 of the Constitution of India against the Union of India and others in the Supreme Court of India for the safety of people living in the Patancheru and Bollarum areas of Medak district of Andhra Pradesh. The Company has been named in the list of polluting industries.

In 1996, the Andhra Pradesh District Judge proposed that the polluting industries compensate farmers in the Patancheru, Bollarum and Jeedimetla areas for discharging effluents which damaged the farmers' agricultural land. The compensation was fixed at Rs. 1.30 per acre for dry land and Rs. 1.70 per acre for wet land over the following three years. Accordingly, the Company has paid a total compensation of Rs. 2,013. The matter is still pending in the courts and the possibility of additional liability is remote. The Company would not be able to recover the compensation paid, even if the decision of the court is in its favor.

There are certain income-tax related legal proceedings which are pending against the Company. Potential liabilities, if any, have been adequately provided for, and the Company does not currently estimate any incremental liability in respect of any of these proceedings.

Additionally, the Company is also involved in other lawsuits, claims, investigations and proceedings, including patent and commercial matters, which arise in the ordinary course of business. However, there are no such matters pending that the Company expects to be material in relation to its financial position, or results of operations.

35. SEGMENT REPORTING AND RELATED INFORMATION

a) Segment information

The Chief Operating Decision Maker ("CODM") evaluates the Company's performance and allocates resources based on an analysis of various performance indicators by product segments. The product segments and the respective performance indicators reviewed by the CODM are as follows:

- Formulations-Revenues by therapeutic product category; Gross profit
- Active pharmaceutical ingredients and intermediates-Gross profit, revenues by geography and revenues by key products;
- Generics-Gross profit;
- Critical care and biotechnology-Gross profit;
- Drug discovery-Re venues and expenses.
- Custom pharmaceutical services-Gross profit; and

The CODM of the Company does not review the total assets for each reportable segment. The property and equipment used in the Company's business, depreciation and amortization expenses, are not fully identifiable with/ allocable to individual reportable segments, as certain assets are used interchangeably between segments. The other assets are not specifically allocable to the reportable segments. Consequently, management believes that it is not practicable to provide segment disclosures relating to total assets since allocation among the various reportable segments is not possible.

Formulations

Formulations, also referred to as finished dosages, consist of finished pharmaceutical products ready for consumption by the patient. An analysis of revenues by therapeutic category of the formulations segment is given below:

	2005	2006	2007
Gastro-intestinal	Rs. 1,740,087	Rs. 2,252,528	Rs. 3,017,439
Pain control	1,540,665	1,873,921	2,693,630
Cardiovascular	1,494,701	1,707,223	1,885,928
Anti-infectives	1,001,797	1,118,631	1,388,555
Dermatology	338,016	427,165	525,421
Others	1,526,753	2,535,664	3,049,683
	Rs. 7,642,019	**Rs. 9,915,132**	**Rs. 12,560,656**
Intersegment revenues[1]	17,702	40,426	32,755
Adjustments[2]	163,192	(29,603)	(274,503)
Total revenues	**Rs. 7,822,913**	**Rs. 9,925,955**	**Rs. 12,318,908**
Cost of revenues	2,280,473	3,024,070	3,386,956
Intersegment cost of revenues[3]	259,727	242,080	336,720
Adjustments[2]	(47,397)	(182,012)	(72,172)
	Rs. 2,492,803	**Rs. 3,084,138**	**Rs. 3,651,504**
Gross profit	5,119,521	6,689,408	8,869,735
Adjustments[2]	210,589	152,409	(202,331)
	Rs. 5,330,110	**Rs. 6,841,817**	**Rs. 8,667,404**

(1) Intersegment revenues comprises transfers to the active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

(2) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3) Intersegment cost of revenues is comprised of transfers from the active pharmaceutical ingredients and intermediates segment to formulations and is accounted for at cost to the transferring segment.

Active pharmaceutical ingredients and intermediates

Active pharmaceutical ingredients and intermediates, also known as active pharmaceutical products or bulk drugs, are the principal ingredients for formulations. Active pharmaceutical ingredients and intermediates become formulations when the dosage is fixed in a form ready for human consumption such as a tablet, capsule or liquid using additional inactive ingredients.

An analysis of gross profit for the segment is given below.

	2005	2006	2007
Revenues from external customers	Rs. 5,946,765	Rs. 7,448,681	Rs. 11,131,357
Intersegment revenues[1]	742,294	1,064,816	1,764,589
Adjustments[2]	255,469	(275,440)	(1,069,145)
Total revenues	**Rs. 6,944,528**	**Rs. 8,238,057**	**Rs. 11,826,801**
Cost of revenues	Rs. 4,499,140	5,462,935	6,673,037
Intersegment cost of revenues[3]	17,702	40,426	32,755
Adjustments[2]	496,713	413,239	536,480
	Rs. 5,013,555	**Rs. 5,916,600**	**Rs. 7,242,272**
Gross profit	Rs. 2,172,217	Rs. 3,010,135	Rs. 6,190,154
Adjustments[2]	(241,244)	(688,679)	(1,605,625)
	Rs. 1,930,973	**Rs. 2,321,456**	**Rs. 4,584,529**

(1) Intersegment revenues comprises transfers to formulations, generics and custom pharamaceutical services and is accounted for at cost to the transferring segment.

(2) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

(3) Intersegment cost of revenues is comprised of transfers from the formulations segement to active pharmaceutical ingredients and intermediates segment and is accounted for at cost to the transferring segment.

An analysis of revenue by geography is given below:

	2005	2006	2007
North America	Rs. 1,848,963	Rs. 1,654,953	Rs. 2,029,603
India	1,988,134	2,302,434	2,238,763
Europe	1,091,190	1,420,930	2,089,426
Others	2,032,258	2,865,743	5,632,724
	Rs. 6,960,545	**Rs. 8,244,060**	**Rs. 11,990,516**
Adjustments[1]	(16,017)	(6,003)	(163,715)
	Rs. 6,944,528	**Rs. 8,238,057**	**Rs. 11,826,801**

(1) The adjustments represent reconciling items to conform the segment information to U.S. GAAP. Such adjustments primarily relate to elimination of sales made to subsidiaries and other adjustments.

An analysis of revenues by key products is given below:

	2005	2006	2007
Sertraline hydrochloride	Rs. 138,158	Rs. 494,101	Rs. 2,461,494
Rabeprazole sodium	7,448	18,379	875,189
Ramipril	783,362	642,538	760,661
Ciprofloxacin hydrochloride	619,112	778,458	739,625
Finasteride	58,393	98,339	580,775
Naproxen sodium	470,044	380,409	521,214
Terbinafine HCl	194,482	537,155	483,896
Ranitidine HCl Form 2	282,240	404,022	420,334
Naproxen	229,553	374,997	408,004
Clopidogrel	79,586	139,941	384,238
Ibuprofen	460,490	502,263	328,927
Montelukast	52,626	241,090	285,218
Losartan potassium	180,528	172,682	234,432
Nizatidine	216,757	160,857	223,593
Atorvastatin	252,466	321,139	161,872
Others	2,919,283	2,971,687	2,957,329
Total	**Rs. 6,944,528**	**Rs. 8,238,057**	**Rs. 11,826,801**

Generics

Generics are generic finished dosages with therapeutic equivalence to branded formulations. The Company entered the global generics market during the fiscal year ended March 31, 2001 with the export of ranitidine 75mg and oxaprozin to the United States. The Company's acquistioin of beta Holding during the year ended March 31, 2006 has been assigned to this segement.

An analysis of gross profit for the segment is given below.

	2005	2006	2007
Revenues	Rs. 3,577,421	Rs. 4,055,764	Rs. 33,224,185
Less:			
Cost of revenues	1,222,401	1,464,479	17,002,630
Intersegment cost of revenues[1]	397,969	704,321	1,095,922
	1,620,370	2,168,800	18,098,552
Gross Profit	**Rs. 1,957,051**	**Rs. 1,886,964**	**Rs. 15,125,633**

[1] Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the generics segment and is accounted for at cost to the transferring segment.

Critical care and biotechnology

Diagnostic pharmaceuticals and equipment and specialist products are produced and marketed by the Company primarily for anti-cancer and critical care. An analysis of gross profit for the diagnostics, critical care and biotechnology segment is given below:

	2005	2006	2007
Revenues	Rs. 527,108	Rs. 691,074	Rs. 823,857
Cost of revenues[1]	176,534	235,869	272,015
Gross profit	**Rs. 350,574**	**Rs. 455,205**	**Rs. 551,842**

[1] Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the critical care and biotechnology segment and is accounted for at cost to the transferring segment.

Drug discovery

The Company is involved in drug discovery through the research facilities located in the United States and India. The Company commercializes drugs discovered with other products and also licenses these discoveries to other companies. An analysis of the revenues and expenses of the drug discovery segment is given below:

	2005	2006	2007
Revenues	Rs. 288 ,382	–	Rs. 136,783
Cost of revenues	–	–	121,498
Gross profit	**Rs. 288,382**	**–**	**Rs. 15,285**
Research and development expenses	**Rs. 868,992**	**Rs. 814,485**	**Rs. 774,614**

Custom pharmaceutical services ("CPS")

Custom pharmaceutical services operations relate to the manufacture and sale of active pharmaceutical ingredients and steroids in accordance with the customer's requirements. The Company's acquisition of Falcon, Roche's manufacturing facility in Mexico, during the year ended March 31, 2006 has been assigned to this segment.

	2005	2006	2007
Revenues	Rs. 311,574	Rs. 1,326,828	Rs. 6,599,763
Less:			
Cost of revenues	–	881,019	4,330,594
Intersegment cost of revenues[1]	82,559	118,415	331,948
	82,559	**999,434**	**4,662,542**
Gross Profit	**Rs. 229,015**	**Rs. 327,394**	**Rs. 1,937,221**

[1] Intersegment cost of revenues comprises transfers from the active pharmaceutical ingredients and intermediates segment to the custom pharmaceutical services and is accounted for at cost to the transferring segment.

a) Reconciliation of segment information to entity total

	FISCAL YEAR ENDED MARCH 31, 2005		FISCAL YEAR ENDED MARCH 31, 2006		FISCAL YEAR ENDED MARCH 31, 2007	
	REVENUES	GROSS PROFIT	REVENUES	GROSS PROFIT	REVENUES	GROSS PROFIT
Formulations	Rs. 7,822,913	Rs. 5,330,110	Rs. 9,925,955	Rs. 6,841,817	Rs. 12,318,908	Rs. 8,667,404
Active pharmaceutical ingredients and intermediates	6,944,528	1,930,973	8,238,057	2,321,456	11,826,801	4,584,529
Generics	3,577,421	1,957,051	4,055,764	1,886,964	33,224,185	15,125,633
Critical care and biotechnology	527,108	350,574	691,074	455,205	823,857	551,842
Drug discovery	288,382	288,382	–	–	136,783	15,285
Custom pharmaceutical services	311,573	229,015	1,326,828	327,394	6,599,763	1,937,221
Others	47,441	47,441	29,369	16,798	164,795	(6,361)
	Rs. 19,519,366	Rs. 10,133,546	Rs. 24,267,047	Rs. 11,849,634	Rs. 65,095,092	Rs. 30,875,553

b) Analysis of revenue by geography

The Company's business is organized into five key geographic segments. Revenues are attributable to individual geographic segments based on the location of the customer.

	2005	2006	2007
India	Rs. 6,693,042	Rs. 8,272,468	Rs. 9,178,590
North America	4,349,191	3,983,860	28,336,547
Russia and other countries of the former Soviet Union	2,782,171	3,559,477	4,751,981
Europe	2,868,233	4,326,366	14,839,117
Others	2,826,729	4,124,876	7,988,857
	Rs. 19,519,366	Rs. 24,267,047	Rs. 65,095,092

c) Analysis of property, plant and equipment by geography

Property, plant and equipment (net) attributed to individual geographic segments are given below based on location respective property, plant and equipment:

	2006	2007
India	Rs. 7,063,595	Rs. 10,061,138
North America	1,511,068	1,701,157
Russia and other countries of the former Soviet Union	30,118	26,618
Europe	468,314	629,330
Others	13,236	9,555
	Rs. 9,086,331	Rs. 12,427,798

information on the financials of subsidiaries (PREPARED AS PER IGAAP)

AS AT 31 MARCH 2007

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

NAME OF THE SUBSIDIARY	CAPITAL	RESERVES	TOTAL ASSETS	TOTAL LIABILITIES	INVESTMENTS	TURNOVER	PROFIT BEFORE TAX	PROVISION FOR TAX	PROFIT AFTER TAX	PROPOSED DIVIDEND
DRL Investments Limited	500	155	9,200	9,200	-	-	(17)	-	(17)	-
Reddy Pharmaceuticals Hongkong Limited	58,021	20,376	117,379	117,379	-	-	(2,915)	-	(2,915)	-
OOO JV Reddy Biomed Limited	4,509	(489)	62,499	62,499	-	-	789	1,964	(1,175)	
Reddy Antilles N.V.	17,969	191,989	319,380	319,380	-	-	4,016	4	4,012	-
Dr. Reddy's Farmaceutica Do Brasil Ltda.	97,085	(335,867)	37,936	37,936	-	23,881	(72,452)	-	(72,452)	-
Dr. Reddy's Laboratories Inc.	175,118	611,161	6,548,621	6,548,621	-	31,613,018	2,004,354	639,035	1,365,319	-
Reddy US Therapeutics Inc.	93,652	(12,816)	84,599	84,599	-	-	644	(23,188)	23,832	-
Reddy Cheminor S.A.	1,958	(8,961)	624	624	-	-	1,542	-	1,542	-
Cheminor Investments Limited	1,346	(103)	1,272	1,272	-	-	(2)	-	(2)	-
Aurigene Discovery Technologies Limited	886,442	(528,015)	752,522	752,522	-	164,794	(60,171)	-	(60,171)	-
Kunshan Rotam Reddy Pharmaceutical Co. Limited	790,549	(697,528)	447,953	447,953	-	529,073	14,293	10,001	4,292	-
Reddy Netherlands B.V.	754	(8,689)	3,197	3,197	-	-	108	-	108	-
Aurigene Discovery Technologies Inc.	208,282	(223,506)	2,246	2,246	-	-	19	-	19	-
Dr.Reddy's Laboratories (EU.) Limited	96	90,891	130,964	130,964	-	-	(79,841)	-	(79,841)	-
Dr.Reddy's Laboratories (U.K.) Limited	70	27,595	646,382	646,382	-	2,063,406	10,567	8,171	2,396	-
Dr. Reddy's Laboratories (Proprietary) Limited	-	(41,222)	107,453	107,453	-	179,057	(8,728)	140	(8,868)	-
Reddy Pharmaceuticals Inc.	122,692	125,348	277,514	277,514	-	237,605	118,579	-	118,579	-
OOO Dr. Reddy's Laboratories Limited	71,843	146,622	1,267,397	1,267,397	-	1,988,436	121,378	29,463	91,915	-
Dr. Reddys Bio–Sciences Limited	361,596	(154,738)	231,274	231,274	15,315	-	559	-	559	-
Trigenesis Theraputics Inc.	9	235,789	22,506	22,506	-	-	(204,436)	-	(204,436)	-
Industrias Quimicas Falcon de Mexico, S.A.	593,879	55,840	2,494,312	2,494,312	-	2,588,279	113,708	39,736	73,972	-
Lacock Holdings Limited	460	16,910	22,732,422	22,732,422	-	-	(4,215)	-	(4,215)	-
betapharm Arzneimittel GmbH	59,177	(1,809,600)	2,171,553	2,171,553	-	8,090,652	1,715,860	-	1,715,860	-
beta Healthcare Solutions GmbH	1,447	5,462	1,473	1,473	-	-	(8,160)	-	(8,160)	-
beta institut for Soziaimedizinische Forschung and Entwicklung GmbH	5,787	-	41,505	41,505	-	136,097	-	-	-	-
Reddy Holding GmbH	1,447	(501,940)	27,471,254	27,471,254	-	326,403	(1,322,048)	(62,576)	(1,259,473)	-
Reddy Pharma Iberia SA	321,090	(50,943)	288,974	288,974	-	61,356	(78,162)	(27,219)	(50,943)	-
Reddy Pharma Italia SPA	6,978	(3,662)	7,585	7,585	-	-	(5,434)	(1,772)	(3,662)	-
Dr. Reddy's Laboratories (Australia) Pty. Limited	24,640	-	24,640	24,640	-	-	-	-	-	-

NOTES: Investments includes investment made except incase of investments made in subsdiairy companies.

statement pursuant to section 212 of the companies act, 1956

(ALL AMOUNTS IN INDIAN RUPEES THOUSANDS, EXCEPT SHARE DATA AND WHERE OTHERWISE STATED)

Name of the Subsidiary	The Financial Year of the subsidiary company ended on	Number of shares in the subsidiary company held by Dr. Reddy's Laboratories Limited at the above date				The net Aggregate of profits (losses) of the subsidiary company for it's financial year so far as they concern the members of Dr. Reddy's Laboratories Limited[3]		The net Aggregate of profits (losses) of the subsidiary company for it's previous financial years so far as they concern the members of Dr. Reddy's Laboratories Limited[3]		Changes in the interest of Dr. Reddy's Laboratories Limited, between the end of the last financial year and 31.03.2007	Material changes between the end of the last financial year and 31st 31.03.2007
		Equity Shares	Preference Shares	Equity Holding %	Preference Holding %	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2007	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2007	a) Dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2007	b) Not dealt with in the account of Dr. Reddy's Laboratories Limited for the year ended 31.03.2007		
DRL Investments Limited	31.03.2007	50,000	–	100	–	–	(17)	–	155	–	–
Reddy Pharmaceuticals Hongkong Limited	31.03.2007	11,625,000	–	100	–	–	(2,915)	–	20,375	–	–
OOO JV Reddy Biomed Limited	31.03.2007	[2]	–	100	–	–	(1,175)	–	(489)	–	–
Reddy Antilles N.V.	31.03.2007	500,000	–	100	–	–	4,012	–	191,989	–	–
Dr. Reddy's Farmaceutica Do Brasil Ltda.	31.03.2007	6,059,231	–	100	–	–	(72,452)	–	(335,867)	–	–
Dr. Reddy's Laboratories Inc.	31.03.2007	400,750	–	100	–	–	1,365,319	–	611,161	–	–
Reddy US Therapeutics Inc.	31.03.2007	[1]	–	–	–	–	23,832	–	(12,815)	–	–
Reddy Cheminor S.A.	31.03.2007	2,500	–	100	–	–	1,542	–	(5,877)	–	–
Cheminor Investments Limited	31.03.2007	134,513	–	100	–	–	(2)	–	(101,128)	–	–
Aurigene Discovery Technologies Limited	31.03.2007	88,644,161	–	100	–	–	(60,171)	–	(736,301)	–	–
Kunshan Rotam Reddy Pharmaceutical Co. Limited	31.03.2007	[2]	–	51.33	–	–	4,292	–	(358,284)	–	–
Reddy Netherlands B.V.	31.03.2007	[1]	–	–	–	–	108	–	(8,689)	–	–
Aurigene Discovery Technologies Inc.	31.03.2007	[1]	–	–	–	–	19	–	(223,505)	–	–
Dr. Reddy's Laboratories (EU) Limited	31.03.2007	132,600	360,000	100	100	–	(79,841)	–	(152,643)	–	–
Dr. Reddy's Laboratories (U.K.) Limited	31.03.2007	[1]	–	–	–	–	2,396	–	(57,429)	–	–
Dr. Reddy's Laboratories (Proprietary) Limited	31.03.2007	60	–	60	–	–	(8,868)	–	(28,280)	–	–
Reddy Pharmaceuticals Inc.	31.03.2007	[1]	–	–	–	–	118,579	–	125,347	–	–
OOO Dr. Reddy's Laboratories Limited	31.03.2007	[1]	–	–	–	–	91,915	–	125,571	–	–
Dr. Reddys Bio-Sciences Limited	31.03.2007	34,022,070	–	100	–	–	559	–	(154,739)	–	–
Trigenesis Therapeutics Inc.	31.03.2007	206	–	100	–	–	(204,436)	–	(235,789)	–	–
Industrias Quimicas Falcon de Mexico, S.A.	31.03.2007	140,526,270	–	100	–	–	73,972	–	55,840	Capital Increased	–
Lacock Holdings Limited	31.03.2007	5,000	–	100	–	–	(4,215)	–	(16,910)	–	–
betapharm Arzneimittel GmbH	31.03.2007	[1]	–	–	–	–	1,715,860	–	1,663,378	–	–
beta Healthcare Solutions GmbH	31.03.2007	[1]	–	–	–	–	(8,160)	–	(10,655)	–	–
beta Institut fur sozialmedizinische Forschung and Entwicklung GmbH	31.03.2007	[1]	–	–	–	–	–	–	–	–	–
Reddy Holding GmbH	31.03.2007	[1]	–	–	–	–	(1,259,473)	–	(1,698,911)	–	–
Reddy Pharma Iberia SA	31.03.2007	5,566,000	–	100	–	–	(50,943)	–	(50,943)	New Subsidiary	–
Reddy Pharma Italia SPA	31.03.2007	120,000	–	100	–	–	(3,662)	–	(3,662)	New Subsidiary	–
Dr. Reddy's Laboratories (Australia) Pty Limited	31.03.2007	699,993	–	100	–	–	–	–	–	New Subsidiary	–

[1] Step down subisdiary
[2] No concept of number of shares
[3] The amounts shown in this column represent the net aggregate amount of profits(losses) of the subsidiary attributable to the direct holding of the Company

for DR. REDDY'S LABORATORIES LIMITED

DR. K ANJI REDDY
CHAIRMAN

G V PRASAD
VICE CHAIRMAN & CEO

K SATISH REDDY
MANAGING DIRECTOR & COO

SAUMEN CHAKRABORTY
CHIEF FINANCIAL OFFICER

V VISWANATH
COMPANY SECRETARY

HYDERABAD

18 MAY 2007

notice

Notice is hereby given that the 23rd Annual General Meeting of the Company will be held on Tuesday, July 24, 2007 at 11.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No. 1, Banjara Hills, Hyderabad - 500 034 to transact the following business:

ORDINARY BUSINESS

1. To receive, consider and adopt the Profit & Loss Account for the year ended March 31, 2007; Balance Sheet as on that date along with the Reports of the Directors' and Auditors' thereon.
2. To declare dividend on the equity shares for the financial year 2006-07.
3. To appoint a Director in place of Dr. Omkar Goswami, who retires by rotation, and being eligible, offers himself for re-appointment.
4. To appoint a Director in place of Mr. K. Satish Reddy, who retires by rotation, and being eligible, offers himself for re-appointment.
5. To appoint the Statutory Auditors and fix their remuneration. The retiring Auditors BSR & Co. are eligible for re-appointment.

SPECIAL BUSINESS

6. To consider and if thought fit, to pass the following resolution as an ordinary resolution:

   Re-appointment of Mr. K. Satish Reddy as Managing Director and Chief Operating Officer

   "RESOLVED THAT subject to the provisions of Sections 198, 269, 309, 310 and other applicable provisions, if any, of the Companies Act, 1956 read with Schedule XIII thereof, Mr. K. Satish Reddy be and is hereby re-appointed as Managing Director and Chief Operating Officer of the Company for a period of five years with effect from October 1, 2007 on the following terms and conditions:

   The remuneration payable by way of salary, perquisites and commission be as follows:

   (A) SALARY: Rs. 200,000 per month

   (B) PERQUISITES:

   Category A:

   1. Housing: Rent Free Accommodation or House Rent Allowance of Rs. 100,000 per month
   2. Medical Reimbursement for self and family as per the rules of the Company, value not exceeding Rs.15,000 per annum.
   3. Leave Travel Assistance, as per the rules of the Company; value not exceeding Rs.100,000 per annum

   Category B:

   Contribution to Provident Fund, Superannuation Fund or Annuity Fund. This will not be included in the computation of the ceiling on perquisites to the extent these either singly or put together are not taxable under the Income Tax Act, 1961. Gratuity payable shall not exceed half-a-month's salary for each completed year of service.

   Encashment of leave at the end of the tenure. This will not be included in the computation of the ceiling on perquisites.

   Category C:

   Car, telephone at residence and mobile phone for use on Company's business.

   (C) COMMISSION:

   In addition to the salary and perquisites, commission will also be payable up to 0.75% of the net profits of the Company calculated as per the provisions of Section 198 of the Companies Act, 1956, as may be decided by the Board of Directors of the Company."

7. To consider and if thought fit, to pass the following resolution as an ordinary resolution:

   Appointment of Dr. J. P. Moreau as Director liable to retire by rotation

   "RESOLVED THAT Dr. J.P. Moreau, who was appointed as an Additional Director at the meeting of the Board of Directors of the Company held on May 18, 2007, who holds office up to the date of Annual General Meeting of the Company, be and is hereby appointed as Director liable to retire by rotation".

8. To consider and if thought fit, to pass the following resolution as an ordinary resolution:

   Appointment of Ms. Kalpana Morparia as Director liable to retire by rotation

   "RESOLVED THAT Ms. Kalpana Morparia, who was appointed as an Additional Director by way of circular resolution passed by the Board of Directors on June 5, 2007, who holds office up to the date of Annual General Meeting of the Company, be and is hereby appointed as Director liable to retire by rotation".

Notes:

1. An explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956 in respect of the special business to be transacted at the meeting is annexed hereto.
2. **A member entitled to attend and vote is entitled to appoint a proxy to attend and vote instead of himself/herself and the proxy need not be a member of the Company. The instrument of proxy in order to be effective, must be deposited at the registered office of the Company, duly completed and signed not less than 48 hours before the meeting.**
3. Corporate members intending to send their authorised representative(s) to attend the meeting are requested to send a certified copy of the Board resolution authorising their representative(s) to attend and vote on their behalf at the meeting.
4. The register of members and the share transfer books of the Company will remain closed from July 10, 2007 to July 14, 2007 (both days inclusive) in connection with the payment of dividend for the financial year 2006-07. Dividend, if declared, at the Annual General Meeting, will be paid on or after July 28, 2007.
5. The Shareholders are requested to intimate immediately any change in their address or bank mandates to their depository participants with whom they are maintaining their demat accounts or to the Company's Share Transfer Agent, M/s Bigshare Services Private Limited, if the shares are held in physical form.
6. For the convenience of members and for proper conduct of the meeting, entry to the place of meeting will be regulated by attendance slip, which is part of the annual report. Members are requested to duly fill in and sign at the place provided on the attendance slip and hand it over at the entrance of the venue.
7. Shareholders desiring any information relating to the accounts are requested to write to the Company at an early date so as to enable the management to keep the information ready.

By order of the Board

PLACE: HYDERABAD
DATE: 5 JUNE 2007

V VISWANATH
COMPANY SECRETARY

annexure to notice

Explanatory statement pursuant to Section 173 (2) of the Companies Act, 1956

Item No. 6

Mr. K. Satish Reddy joined the Company as Executive Director in 1993 and was responsible for manufacturing operations of Active Pharmaceutical Ingredients (API), Formulations, Research and Development activities and New Product Development. He presided over the Company's successful transition from a predominantly API manufacturer to a more value-added, finished dosages producer.

In the year 1995, he was appointed as the Managing Director of the Company with primary focus on finished dosage forms (formulations), in the national and international markets. He was the major force behind the successful acquisition of American Remedies Limited (1999), a Chennai-based pharmaceutical company. Besides, he was instrumental in setting up our wholly owned subsidiaries in Russia and Latin America and joint ventures in China and South Africa.

Mr. K. Satish Reddy has a B.Tech. degree in Chemical Engineering from Osmania University, Hyderabad and M.S. degree in Medicinal Chemistry from Purdue University, U.S.

Mr. K. Satish Reddy is holding 1,205,832 equity shares in the Company. He is also a Director in the following Companies in terms of Section 275 of the Companies Act, 1956:

1) Dr. Reddy's Laboratories Limited,
2) DRL Investments Limited,
3) Cheminor Investments Limited,
4) Aurigene Discovery Technologies Limited, and
5) Dr. Reddy's Bio Sciences Limited.

Mr. K. Satish Reddy was re-appointed as Managing Director and Chief Operating Officer of the Company at the 18th Annual General Meeting of the Company held on August 26, 2002, for a period of 5 years ending October 1, 2007. It is now proposed to re-appoint Mr. K. Satish Reddy as Managing Director and Chief Operating Officer of the Company for a further period of 5 years commencing October 1, 2007 on the terms and conditions as specified in the resolution No.6.

Your Directors recommend the resolution for your approval.

None of the Directors of the Company other than Dr. K. Anji Reddy, Mr. G.V. Prasad and Mr. K. Satish Reddy are deemed to be concerned or interested in the above resolution.

Item No. 7

Dr. J.P. Moreau joined Company's Board as Additional Director on May 18, 2007. He is presently working as Executive Vice-President and Chief Scientific Officer of the IPSEN Group where he is responsible for the Group's research and development program in Paris, London, Barcelona and Boston. Before that, he was Vice-President, Research from April 1994 and has been a member of the Executive Committee of IPSEN Group from that date.

Dr. Moreau has a degree in Chemistry from the University of Orléans and a D.Sc in Biochemistry. He has also conducted post-doctorate research at the École polytechnique. He has published over 50 articles in scientific journals and is named as inventor or co-inventor in more than 30 patents. He is a regular speaker at scientific conferences and a member of Nitto Denko Scientific Advisory Board .

In October 1976, Dr. Moreau founded Biomeasure Incorporated, based near Boston, and has been its President and CEO since then. He was also responsible for establishing Kinerton Ltd. in Ireland in March 1989, a wholesale manufacturer of therapeutic peptides, of which he is a Director.

He is not holding any equity shares of the Company as on May 18, 2007.

Your Directors recommend the resolution for your approval.

None of the Directors of the Company other than Dr. J.P. Moreau is deemed to be concerned or interested in the above resolution.

Item No. 8

Ms. Kalpana Morparia joined Company's Board as Additional Director on June 5, 2007. She is presently Chief Strategy and Communications Officer of ICICI Group. She was the Joint Managing Director of ICICI Bank Limited and was responsible for the Corporate Centre at ICICI Bank Limited comprising operations, planning and strategy, risk management, human resources management, legal, corporate communications and corporate brand management. A graduate in law from Bombay University, Ms. Morparia joined ICICI Limited in 1975. She worked in the areas of planning, treasury, resources and corporate legal services. In 2001, she led the ICICI Group's major corporate structuring initiative, the merger of ICICI Limited with ICICI Bank Limited to create India's second largest bank. Ms. Morparia has served on several committees constituted by the Government of India. In November 2005, she was honoured with the Economic Times 'Business Women of the Year' award. In September 2006, she was named one of 'The 100 Most Powerful Women' by Forbes Magazine.

Apart from Dr. Reddy's, she serves on the Board of ICICI Securities Primary Dealership Limited, ICICI Lombard General Insurance Company Limited, ICICI Prudential Life Insurance Company Limited, ICICI Prudential Asset Management Company Limited and ICICI Securities Limited.

She is not holding any equity shares of the Company as on June 5, 2007.

Your Directors recommend the resolution for your approval.

None of the Directors of the Company other than Ms. Kalpana Morparia is deemed to be concerned or interested in the above resolution.

By order of the Board

PLACE: HYDERABAD
DATE: 5 JUNE 2007

V VISWANATH
COMPANY SECRETARY

glossary

ADR	American Depository Receipts
ADS	American Depository Shares
ANDA	Abbreviated New Drug Application
API	Active Pharmaceutical Ingredients and Intermediates
ARL	American Remedies Limited
BSE	Bombay Stock Exchange Limited
CPS	Custom Pharmaceutical Services
CDL	Cheminor Drugs Limited
CDSL	Central Depository Services (India) Limited
CEO	Chief Executive Officer
CESTAT	Customs Excise Service Tax Appellate Tribunal
CFO	Chief Financial Officer
cGMP	Current Good Manufacturing Practices
CIA	Chief Internal Auditor
COO	Chief Operating Officer
DMF	Drug Master File
DP	Depository Participant
DPCO	Drugs (Prices Control) Order, 1995
DRF	Dr. Reddy's Research Foundation
EPS	Earning Per Share
ESOP	Employees Stock Option Plan
ESOS	Employees Stock Option Scheme
GDR	Global Depository Receipts
HR	Human Resources
ICAI	Institute of Chartered Accountants of India
Indian GAAP	Indian Generally Accepted Accounting Principles
IPM	Intellectual Property Management
IPR	Intellectual Property Rights
IREDA	Indian Renewable Energy Development Agency
ITAT	Income Tax Appellate Tribunal
M&A	Mergers and Acquisitions
NCEs	New Chemical Entity's
NDDS	New Drug Delivery System
NSDL	National Securities Depository Limited
NSE	National Stock Exchange of India Limited
NYSE	New York Stock Exchange, Inc.
OTC	Over The Counter
R&D	Research and Development
ROW	Rest Of the World
RUSTI	Reddy US Therapeutic, Inc.
SBU	Strategic Business Unit
SEBI	Securities and Exchange Board of India
SEC	Securities and Exchange Commission
SEFL	Standard Equity Fund Limited
TDC	Technology Development Centre
US GAAP	United States Generally Accepted Accounting Principles
USFDA	United States Food and Drug Administration
VAT	Value Added Tax
WTO	World Trade Organisation

notes

notes

notes



Dr. Reddy's Laboratories Limited

Regd. Office: 7-1-27, Ameerpet, Hyderabad – 500 016

Attendance Slip

Regd. Folio No. / Client ID :

Name & Address of
First/Sole Shareholder :

No. of Shares held :

I hereby record my presence at the 23rd Annual General Meeting on Tuesday, July 24, 2007 at 11.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad – 500 034.

Signature of Member / Proxy

Note: Member / Proxy wish to attend the meeting must bring this attendance slip to the meeting and handover at the entrance duly filled in and signed.

DR.REDDY'S

Dr. Reddy's Laboratories Limited

Regd. Office: 7-1-27, Ameerpet, Hyderabad – 500 016

Proxy Form

Regd. Folio No./Client ID :

No. of shares held :

I/We____
of____being a member/members of the above named Company, hereby appoint____________________________
of____or
failing him/her____________________of________________________
as my/our Proxy to attend and vote for me/us on my/our behalf at the 23rd Annual General Meeting on Tuesday, July 24, 2007 at 11.30 AM at the Grand Ball Room, Hotel Taj Krishna, Road No.1, Banjara Hills, Hyderabad – 500 034, and at any adjournment thereof.

Revenue Stamp

Signed this __________ day of __________ 2007

Notes:

a) Proxy need not be a member of the Company.

b) The Proxy form duly filled in and signed by the member(s) across Revenue Stamp should reach the Company's registered office: Dr. Reddy's Laboratories Ltd., 7-1-27, Ameerpet, Hyderabad – 500 016 at least 48 hours before the time fixed for the meeting.

c) Corporate members intending to send their authorised representative(s) to attend the meeting are requested to send a certified copy of the Board resolution authorising their representative(s) to attend and vote on their behalf at the meeting.





END

Dr. Reddy's Laboratories Limited | 7-1-27, Ameerpet, Hyderabad 500 016, India